Exhibit 99.1

EXECUTION VERSION

CREDIT AGREEMENT

DATED AS OF JULY 25, 2014

AMONG

ORION ENGINEERED CARBONS S. À R.L.,

AS PARENT,

ORION ENGINEERED CARBONS HOLDINGS GMBH,

AS HOLDINGS,

ORION ENGINEERED CARBONS BONDCO GMBH,

AS INTERMEDIATE HOLDINGS,

ORION ENGINEERED CARBONS GMBH,

OEC FINANCE US LLC,

AND CERTAIN OTHER SUBSIDIARIES OF PARENT,

AS BORROWERS,

CERTAIN SUBSIDIARIES OF PARENT,

AS GUARANTORS,

GOLDMAN SACHS BANK USA,

AS ADMINISTRATIVE AGENT,

AND

THE OTHER LENDERS PARTY HERETO

GOLDMAN SACHS BANK USA

AND

UBS SECURITIES LLC,

AS JOINT GLOBAL COORDINATORS AND JOINT LEAD BOOKRUNNERS

GOLDMAN SACHS BANK USA,

UBS SECURITIES LLC,

BARCLAYS BANK PLC,

MORGAN STANLEY SENIOR FUNDING, INC.,

J.P. MORGAN LIMITED,

FIFTH THIRD BANK,

HSBC BANK PLC,

MEDIOBANCA S.P.A.,

AND

DZ BANK AG,

AS MANDATED LEAD ARRANGERS

BARCLAYS BANK PLC,

MORGAN STANLEY SENIOR FUNDING, INC.,

AND

J.P. MORGAN LIMITED,

AS JOINT BOOKRUNNERS

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-iv-

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SCHEDULES

1.01(a)	Collateral Documents and Provisions
1.01(b)	Guaranty and Security Principles
1.01(c)	Closing Date Mortgaged Properties
1.01(d)	Original Guarantors
1.01(e)	Material Subsidiaries
1.01(f)	Excluded Subsidiaries
2.01	Commitments and Pro Rata Shares
4.02(b)	Jurisdictions of Local Counsel Opinions
5.05	Material Real Estate Assets
5.13	Subsidiaries and Other Equity Investments
6.15	Post-Closing Items
7.01	Existing Indebtedness
7.02	Existing Liens
7.03	Existing Restrictions
7.06	Existing Investments
7.08	Sale and Lease-Back Transactions
7.09	Transactions with Affiliates
9.01	Certain Addresses for Notices

EXHIBITS

Form of

A	Committed Loan Notice
B	Term Note
C	Revolving Credit Note
D	Compliance Certificate
E	Assignment and Assumption
F	Affiliate Lender Assignment and Assumption
G	Administrative Questionnaire
H	Solvency Certificate
I	Intercreditor Agreement
J	Joinder Agreement

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This CREDIT AGREEMENT (this “Agreement”) is entered into as of July 25, 2014, among ORION ENGINEERED CARBONS S. À R.L., a private limited liability company (société à responsabilité limitée) (to be converted into a public limited liability company (société anonyme)) organized and established under the laws of Luxembourg, having its registered office at 15, rue Edward Steichen, L-2540 Luxemburg, Grand Duchy of Luxembourg, with a share capital of EUR 43,750,000 and registered with the Luxembourg Companies Register under number B 160558 (the “Parent”), ORION ENGINEERED CARBONS HOLDINGS GMBH, a Gesellschaft mit beschränkter Haftung organized under the laws of Germany (“Holdings”), ORION ENGINEERED CARBONS BONDCO GMBH, a Gesellschaft mit beschränkter Haftung organized under the laws of Germany (“Intermediate Holdings”), ORION ENGINEERED CARBONS GMBH, a Gesellschaft mit beschränkter Haftung organized under the laws of Germany (the “German Borrower”), OEC FINANCE US LLC, a Delaware limited liability company (the “U.S. Borrower”), the Revolving Borrowers named herein, certain Subsidiaries of the Parent party hereto as Guarantors, each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”), and GOLDMAN SACHS BANK USA (“GOLDMAN SACHS”), in its capacity as administrative agent for the Lenders (together with its successors and assigns in such capacity, the “Administrative Agent”).

PRELIMINARY STATEMENTS

The Borrowers have requested that, upon the satisfaction in full of the conditions precedent set forth in Article IV below, the applicable Lenders (a) make term loans in Dollars to the Borrowers in an aggregate principal amount equal to the Euro Amount of €266,000,000 (which shall be fixed at the Dollar Amount of $358,062,600), (b) make term loans in Euros to the Borrowers in an aggregate principal amount of €399,000,000 and (c) make available to the Borrowers a €115,000,000 multicurrency revolving credit facility for the making, from time to time, of revolving loans and the issuance, from time to time, of letters of credit, in each case, on the terms and subject to the conditions set forth in this Agreement.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I.

Definitions and Accounting Terms

Section 1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“Additional Commitments” means any commitments added pursuant to Sections 2.14, 2.15 or 10.02(d).

“Additional Credit Facilities” means any credit facilities added pursuant to Sections 2.14, 2.15 or 10.02(d).

“Additional Lender” has the meaning assigned to such term in Section 2.14(b).

“Additional Revolving Facility” means any revolving credit facilities added pursuant to Section 2.14, 2.15 or 10.02(d)(ii).

“Additional Securitization Undertakings” means an unsecured guarantee or recourse constituting Indebtedness and granted by any Borrower or any Subsidiary in respect of Recourse Permitted Securitizations.

“Additional Term Loans” means any term loans added pursuant to Section 2.14, 2.15 or 10.02(d)(i).

“Adjusted Eurocurrency Rate” means, with respect to any Eurocurrency Rate Borrowing for any Interest Period, an interest rate per annum equal to (a) with respect to any Eurocurrency Rate Borrowing denominated in Dollars, the greater of (i) the Eurocurrency Rate based on clause (a) of the definition of “Eurocurrency Rate” with respect to Dollars for such Interest Period, multiplied by the Statutory Reserve Rate and (ii) solely with respect to Initial Term Loans, 1.00% per annum, (b) with respect to any Eurocurrency Rate Borrowing denominated in Euros, the greater of (i) the Eurocurrency Rate based on clause (b) of the definition of “Eurocurrency Rate” with respect to Euros for such Interest Period and (ii) solely with respect to Initial Term Loans, 1.00% per annum, (c) with respect to any Eurocurrency Rate Borrowing denominated in any Alternative Currency, the Eurocurrency Rate based on clause (c) of the definition of “Eurocurrency Rate” with respect to such other Alternative Currency for such Interest Period. The Adjusted Eurocurrency Rate for any Eurocurrency Rate Borrowing that includes the Statutory Reserve Rate as a component of the calculation will be adjusted automatically with respect to all such Eurocurrency Rate Borrowings then outstanding as of the effective date of any change in the Statutory Reserve Rate.

“Adjusted Group” means Parent and its Subsidiaries, but excluding each Subsidiary organized under the laws of South Africa, Brazil or China.

“Administrative Agent” has the meaning assigned to such term in the preamble to this Agreement.

“Administrative Questionnaire” means an Administrative Questionnaire in substantially the form of Exhibit G or any other form approved by the Administrative Agent.

“Adverse Proceeding” means any action, suit, proceeding (whether administrative, judicial or otherwise), governmental investigation or arbitration (whether or not purportedly on behalf Parent or any of its Subsidiaries) at law or in equity, or before or by any Governmental Authority, domestic or foreign (including any Environmental Claims), whether pending or, to the knowledge of Parent or any of its Subsidiaries, threatened in writing against or affecting Parent or any of its Subsidiaries or any property of Parent or any of its Subsidiaries.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with, that Person. No Person shall be an “Affiliate” solely because it is an unrelated portfolio company of the Sponsor or an unrelated holder of publicly available shares in Parent and none of the Administrative Agent, any Lender (other than an Affiliated Lender or a Debt Fund Affiliate) or any of their respective Affiliates shall be considered an Affiliate of any Parent Company, any Borrower or any Subsidiary thereof.

“Affiliated Lender” means any Non-Debt Fund Affiliate, each Parent Company, each Borrower and/or any subsidiary of Parent, which, for the avoidance of doubt, excludes any Debt Fund Affiliate.

“Affiliated Lender Cap” has the meaning assigned to such term in Section 10.05(g)(v).

“Agreement” has the meaning assigned to such term in the preamble to this Agreement.

“Agent-Related Persons” means each Agent, together with its Related Parties.

“Agents” means, collectively, the Administrative Agent, the Collateral Agent, the Arrangers and the Supplemental Agents (if any).

“Aggregate Commitments” means the Commitments of all the Lenders.

“Alternative Currency” means any currency (other than Dollars and Euros) agreed to by the Administrative Agent, each applicable L/C Issuer, each Revolving Credit Lender and the Borrower Representative.

“Ancillary Commencement Date” means, in relation to an Ancillary Facility, the date on which that Ancillary Facility is first made available, which date shall be a Business Day on and after the Closing Date, until and excluding the Business Day preceding the Maturity Date for the Revolving Credit Facility.

“Ancillary Commitment” means, in relation to an Ancillary Lender and an Ancillary Facility, the maximum Loans which that Ancillary Lender has agreed (whether or not subject to satisfaction of conditions precedent) to make available from time to time under an Ancillary Facility and which has been authorized as such under Section 2.19, in each case as notified by the Ancillary Lender to the Administrative Agent pursuant to Section 2.19 to the extent that amount is not cancelled or reduced under this Agreement or the Ancillary Documents relating to that Ancillary Facility.

“Ancillary Document” means each document relating to or evidencing the terms of an Ancillary Facility.

“Ancillary Facility” means any ancillary facility made available by an Ancillary Lender in accordance with Section 2.19.

“Ancillary Lender” means each Lender (or Affiliate of a Lender) which makes available an Ancillary Facility in accordance with Section 2.19.

“Ancillary Outstandings” means, at any time, in relation to an Ancillary Lender and an Ancillary Facility then in force, the aggregate of the equivalents (as calculated by that Ancillary Lender) in Dollars or Euros in the following amounts outstanding under that Ancillary Facility:

(a) the principal amount under each overdraft facility and on demand short term loan facility;

(b) the face amount of each guarantee, bond and letter of credit under that Ancillary Facility; and

(c) the amount fairly representing the aggregate exposure (excluding interest and similar charges) of that Ancillary Lender under each other type of accommodation provided under that Ancillary Facility, in each case net of any credit balances on any account of any Borrower of an Ancillary Facility with the Ancillary Lender making available that Ancillary Facility to the extent that the credit balances are freely available to be set off by that Ancillary Lender against liabilities owed to it by that Borrower under that Ancillary Facility and in each case as determined by such Ancillary Lender, acting reasonably in accordance with its normal banking practice and in accordance with the relevant Ancillary Document.

For the purposes of this definition:

(i) in relation to any Borrowing denominated in Dollars or Euros, the amount of that Borrowing (determined as described in paragraphs (a) to (c) above) shall be used; and

(ii) in relation to any borrowing not denominated in Dollars or Euros, the equivalent (calculated as specified in the relevant Ancillary Document or, if not so specified, as the relevant Ancillary Lender may specify, in each case in accordance with its usual practice at that time for calculating that equivalent in Dollars or Euros (acting reasonably)) of the amount of that Borrowing (determined as described in paragraphs (a) to (c) above) shall be used.

“Anticipated Cure Deadline” has the meaning specified in Section 8.03(a).

“Applicable Commitment Fee” means 40% of the Applicable Rate then in effect with respect to the Revolving Loans on the average daily unused portion of the Revolving Credit Commitments of Non-Defaulting Lenders.

“Applicable Price” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Applicable Rate” means a percentage per annum equal to:

(a) initially,

(i) with respect to the Initial Dollar Term Loans, (x) 3.25% per annum for Eurocurrency Rate Loans and (y) 2.25% per annum for Base Rate Loans;

(ii) with respect to the Initial Euro Term Loans, 3.25% per annum for Eurocurrency Rate Loans;

(iii) with respect to the Revolving Credit Facility, (x) 3.00% per annum for Eurocurrency Rate Loans and (y) 2.00% per annum for Base Rate Loans.

(b) following the delivery of financial statements pursuant to Section 6.01(c) and the related Compliance Certificate pursuant to Section 6.01(d), in each case, for the Test Period ending on December 31, 2014 as set forth on the pricing grid set forth below:

(i) with respect to the Term Loans,

First Lien Leverage Ratio	Eurocurrency Loans	Base Rate Loans
Greater than 2.80:1.00	3.25%	2.25%
Less than or equal to 2.80:1.00	3.00%	2.00%

(ii) with respect to the Revolving Credit Facility,

First Lien Leverage Ratio	Eurocurrency Loans	Base Rate Loans
Greater than 2.80:1.00	3.00%	2.00%
Less than or equal to 2.80:1.00 but greater than 2.30:1.00	2.75%	1.75%
Less than or equal to 2.30:1.00	2.50%	1.50%

Any increase or decrease in the Applicable Rate pursuant to the grids set forth in clause (b) above shall take effect on the date of receipt by the Administrative Agent of the financial statements required to be delivered pursuant to Section 6.01(b) and the related Compliance Certificate required to be delivered pursuant to Section 6.01(d). While an Event of Default has occurred and is continuing, the Applicable Rate shall be the highest percentage per annum set forth in the grids in clause (b) above until the date on which no Event of Default exists and is continuing, whereupon the Applicable Rate shall revert to the rate determined in accordance with the grids set forth in clause (b) above.

“Appropriate Lender” means, at any time, (a) with respect to any Term Facility or the Revolving Credit Facility, a Lender that has a Commitment with respect to such Term Facility or the Revolving Credit Facility or holds a Term Loan with respect to such Term Facility or a Revolving Credit Loan with respect to such Revolving Credit Facility, respectively, at such time, (b) with respect to the Letter of Credit Sublimit, (i) each L/C Issuer and (ii) if any Letters of Credit have been issued pursuant to Section 2.03(a), the Revolving Credit Lenders, (c) with respect to any Incremental Term Facility, a Lender that has a Commitment with respect to such Incremental Term Facility or holds an Incremental Term Loan at such time, (d) with respect to any Specified Refinancing Debt, a Lender that holds Specified Refinancing Term Loans, (e) with respect to any Extended Term Loans, a Lender that holds an Extended Term Loan at such time and (f) with respect to any Extended Revolving Credit Commitments constituting a revolving credit facility, a Lender that has an Extended Revolving Credit Commitment or holds Extended Revolving Loans.

“Approved Fund” means, with respect to any Lender, any Person (other than a natural person) that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities and is administered, advised or managed by (a) such Lender, (b) an Affiliate of such Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages such Lender.

“Arrangers” means each of Goldman Sachs, UBS Securities LLC, Barclays Bank PLC, Morgan Stanley Senior Funding, Inc., J.P. Morgan Limited, Fifth Third Bank, HSBC Bank plc, Mediobanca S.p.A. and DZ Bank AG, in their respective capacities as exclusive mandated lead arrangers.

“Assignment and Assumption” means (i) an assignment and assumption entered into by a Lender and an assignee that is not an Affiliated Lender (with the consent of any party whose consent is required by Section 10.05), and accepted by the Administrative Agent, in the form of Exhibit E or any other form approved by the Administrative Agent and the Borrower Representative and (ii) an assignment and assumption entered into by a Lender and an assignee that is an Affiliated Lender (with the consent of any party whose consent is required by Section 10.05), and accepted by the Administrative Agent, in the form of Exhibit F or any other form approved by the Administrative Agent and the Borrower Representative.

“Auction” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Auction Agent” means (a) the Administrative Agent or any of its Affiliates or (b) any other financial institution or advisor engaged by the Borrower Representative (whether or not an Affiliate of the Administrative Agent) to act as an arranger in connection with any Auction pursuant to the definition of “Dutch Auction” approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed).

“Auction Amount” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Auction Notice” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Auction Party” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Auction Response Date” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Auditors’ Determination” has the meaning assigned to such term in Section 12.10(f)(ii).

“Available Amount” means, at any time, an amount equal to, without duplication:

(a) the sum of:

(i) €40,000,000; plus

(ii) an amount, not less than zero, determined on a cumulative basis equal to (A) the amount of Excess Cash Flow for the Fiscal Year ending December 31, 2015 and each completed Fiscal Year thereafter (but not less than zero for any such Fiscal Year) that is not required prior to the applicable date to be applied as a mandatory prepayment under Section 2.05(b)(i) (it being understood for the avoidance of doubt that, solely for purposes of this definition, Excess Cash Flow for any Fiscal Year shall be deemed to be zero until the financial statements required to be delivered pursuant to Section 6.01(c) for such Fiscal Year, and the related Compliance Certificate required to be delivered pursuant to Section 6.01(d) for such Fiscal Year, have been received by the Administrative Agent), less (B) the amount of any voluntary prepayments of loans that any Borrower elected to apply as a deduction to the calculation of the Excess Cash Flow payment under Section 2.05(b)(i) for such Fiscal Year (provided that the amounts in this clause (ii) shall not be available when an Event of Default under Section 8.01(a), (f) or (g) then exists or would result therefrom); plus

(iii) the amount of any capital contributions or other proceeds of issuances of Capital Stock (other than (x) amounts used to make a Restricted Payment pursuant to Section 7.04(a)(viii) or a Restricted Debt Payment pursuant to Section 7.04(b)(v)(A), or (y) any amounts constituting a Cure Amount or proceeds of issuances of Disqualified Capital Stock) received as Cash equity by Parent, plus the fair market value, as determined in good faith by the Borrower Representative, of marketable securities or other property received by Parent as a capital contribution or in return for issuances of Capital Stock (other than any amounts constituting a Cure Amount or proceeds of issuances of Disqualified Capital Stock), in each case, during the period from and including the day immediately following the Closing Date through and including such time; plus

(iv) the aggregate principal amount of any Indebtedness or Disqualified Capital Stock, in each case, of Parent and/or any Subsidiary issued after the Closing Date (other than Indebtedness or such Disqualified Capital Stock issued to any Parent Company, any Borrower or a Subsidiary), which has been converted into or exchanged for Capital Stock of any Parent Company, any Borrower, and/or any Subsidiary that does not constitute Disqualified Capital Stock, together with the fair market value of any Cash Equivalents and the fair market value (as reasonably determined by the Borrower Representative) of any property or assets received by Parent or such Subsidiary upon such exchange or conversion, in each case, during the period from and including the day immediately following the Closing Date through and including such time; plus

(v) the net proceeds received by Parent or any Subsidiary during the period from and including the day immediately following the Closing Date through and including such time in connection with the Disposition to a Person (other than any Loan Party or any Subsidiary) of any Investment made pursuant to Section 7.06(r); plus

(vi) to the extent not already reflected as a return of capital with respect to any Investment for purposes of determining the amount of such Investment, the proceeds received by Parent and/or any Subsidiary during the period from and including the day immediately following the Closing Date through and including such time in connection with Cash returns, Cash profits, Cash distributions and similar Cash amounts, including Cash principal repayments of loans, in each case received in respect of any Investment made pursuant to Section 7.06(r) (in an amount not to exceed the original amount of each such Investment); plus

(vii) an amount equal to the sum of (A) the amount of any Investments by any Borrowers and/or any Subsidiary pursuant to Section 7.06(r) in any Unrestricted Subsidiary (in an amount not to exceed the original amount of each such Investment) that has been re-designated as a Subsidiary or has been merged, consolidated or amalgamated with or into, or is liquidated, wound up or dissolved into, any Borrowers or any Subsidiary and (B) the fair market value (as reasonably determined by the Borrower Representative) of the property or assets of any Unrestricted Subsidiary that have been transferred, conveyed or otherwise distributed (in an amount not to exceed the original amount of the Investment in such Unrestricted Subsidiary) to any Borrowers and/or any Subsidiary, in each case, during the period from and including the day immediately following the Closing Date through and including such time; plus

(viii) any Declined Amounts; minus

(b) an amount equal to the sum of (i) Restricted Payments made pursuant to Section 7.04(a)(iii), plus (ii) Restricted Debt Payments made pursuant to Section 7.04(b)(vi), plus (iii) Investments made pursuant to Section 7.06(r), in each case, made after the Closing Date and prior to such time, or contemporaneously therewith.

“Available Ancillary Commitment” means in relation to an Ancillary Facility, an Ancillary Lender’s Ancillary Commitment less the Ancillary Outstandings in relation to that Ancillary Facility.

“Bankruptcy Code” means Title 11 of the U.S. Code (11 U.S.C. § 101 et seq.).

“Base Rate” means, for any day, a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate on such day plus 1/2 of 1%, (b) the Prime Lending Rate on such day and (c) the Adjusted Eurocurrency Rate for Loans denominated in Dollars published on such day (or if such day is not a Business Day the next previous Business Day) for an Interest Period of one month plus 1% and (d) solely with respect to Initial Dollar Term Loans, 2.00%.

“Base Rate Loan” means a Loan denominated in Dollars that bears interest based on the Base Rate.

“Bona Fide Debt Fund” means any Person that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of business which is managed, sponsored or advised by any Person Controlling, Controlled by or under common Control with (a) any competitor of Parent and/or any of its subsidiaries or (b) any Affiliate of such competitor, but with respect to which no personnel involved with any investment in such competitor or Affiliate (i) makes, has the right to make or participates with others in making any investment decisions with respect to such Person or (ii) has access to any information (other than information that is publicly available) relating to Parent or its subsidiaries or any entity that forms a part of the business of Parent or any of its subsidiaries.

“Borrower Parties” means the collective reference to the Borrowers and the Subsidiaries, and “Borrower Party” means any one of them.

“Borrower Representative” means the entity appointed to act on behalf of the Borrowers pursuant to Section 1.13.

“Borrowers” means the collective reference to the Term Borrowers and the Revolving Borrowers, and “Borrower” means any one of them.

“Borrowing” means a Revolving Credit Borrowing or a Term Borrowing, as the context may require.

“Business Day” means:

(a) any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the jurisdiction where the Administrative Agent’s office with respect to Loans denominated in Dollars is located;

(b) if such day relates to any interest rate settings as to a Eurocurrency Rate Loan or Letter of Credit denominated in:

(i) Dollars, any fundings, settlements, payments and disbursements in Dollars in respect of any such Eurocurrency Rate Loan or Letter of Credit, or any other dealings in Dollars to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan or Letter of Credit, means any such day described in clause (a) above that is also a London Banking Day;

(ii) an Alternative Currency, any fundings, settlements, payments and disbursements in such Alternative Currency, or any other dealings in such Alternative Currency to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan or Letter of Credit, means any such day described in clause (a) above which is also a day on which dealings in deposits in such Alternative Currency are conducted by and between banks in the London interbank market and (other than any date that relates to any interest rate setting in respect of such Alternative Currency) any such day on which banks are open for foreign exchange business in the principal financial center of the country of such Alternative Currency; and

(iii) Euros, any fundings, disbursements, settlements and payments in Euros in respect of any such Eurocurrency Rate Loan or Letter of Credit, or any other dealings in Euros to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan or Letter of Credit, means any such day described in clause (a) above that is also a TARGET Day; and

(c) if such day relates to any German law governed document or the performance of any obligation under the Loan Documents by any Loan Party organized or formed in Germany, means any day other than a day on which commercial banks are authorized to close under the laws of, or are in fact closed in, Germany.

“Capital Impairment” has the meaning assigned to such term in Section 12.10(a).

“Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with IFRS, is or is required to be accounted for as a capital lease on the balance sheet of that Person.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing, but excluding for the avoidance of doubt any Indebtedness convertible into or exchangeable for any of the foregoing.

“Cash” means money, currency or a credit balance in any demand or Deposit Account (for the avoidance of doubt, and in respect of any financial covenant or ratio, the amount thereof shall be determined in accordance with IFRS).

“Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Administrative Agent or L/C Issuer (as applicable) and the Lenders, as collateral for L/C Obligations or obligations of Lenders to fund participations in respect of either thereof (as the context may require), cash or deposit account balances (in the case of L/C Obligations in the respective currency or currencies in which the applicable L/C Obligations are denominated) or, if the Administrative Agent or L/C Issuer benefiting from such collateral shall agree in its sole discretion, other credit support, in each case pursuant to documentation in form and substance reasonably satisfactory to (a) the Administrative Agent and (b) the applicable L/C Issuer (which documents are hereby consented to by the Lenders).

“Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

“Cash Equivalents” means, as at any date of determination, (a) readily marketable securities (i) issued or directly and unconditionally guaranteed or insured as to interest and principal by the U.S. government or (ii) issued by any agency or instrumentalities of the U.S. the obligations of which are backed by the full faith and credit of the U.S., in each case maturing within one year after such date and, in each case, repurchase agreements and reverse repurchase agreements relating thereto; (b) readily marketable direct obligations issued by any state of the U.S. or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-2 from S&P or at least P-2 from Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency) and, in each case, repurchase agreements and reverse repurchase agreements relating thereto; (c) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-2 from S&P or at least P-2 from Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency); (d) deposits, money market deposits, time deposit accounts, certificates of deposit, or bankers’ acceptances (or similar instruments) maturing within one year after such date and issued or accepted by any Lender or by any commercial bank organized under the laws of the U.S. or any state thereof or the District of Columbia that has capital and surplus of not less than €100,000,000 (each Lender and each commercial bank referred to herein as a “Cash Equivalent Bank”) or, in each case, repurchase agreements and reverse repurchase agreements relating thereto; (e) shares of any money market mutual fund that (i) has substantially all of its assets invested in the types of investments referred to in clauses (a) and (b) above, (ii) has net assets of not less than €250,000,000 and (iii) has a rating of at least A-2 from S&P or at least P-2 from Moody’s; and (f) solely with respect to Foreign Subsidiaries, investments of the types and maturities described in clause (a) through (e) above issued, where relevant, by a Cash Equivalent Bank or any commercial bank of recognized international standing chartered in the country where such Foreign Subsidiary is domiciled having unimpaired capital and surplus of at least €500,000,000.

“Cash Management Agreement” means any agreement to provide cash management services, including (i) commercial credit cards, (ii) stored value cards, (iii) purchasing cards, (iv) treasury management, check drawing and automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items, interstate depository network services, Society for Worldwide Interbank Financial Telecommunication transfers, cash pooling and operational foreign exchange management), (v) dealer incentive, supplier finance or similar programs, (vi) current account facilities and (vii) arrangements or services similar to any of the foregoing; it being understood that Cash Management Agreements shall not include any agreements documenting any Ancillary Facilities.

“Cash Management Bank” means any Person that, at the time it enters into a Cash Management Agreement, is a Lender or an Agent or an Affiliate of a Lender or an Agent, in its capacity as a party to such Cash Management Agreement.

“Cash Management Obligations” means, with respect to any Person, the obligations of such Person under any Cash Management Agreement.

“Change in Law” means (a) the adoption of any law, rule or regulation after the date of this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender (or, for purposes of Section 3.05(b), by any Lending Office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement (other than any such request, guideline or directive to comply with any law, rule or regulation that was in effect on the date of this Agreement). For purposes of this definition and Section 3.05 (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof and (y) all requests, rules, guidelines, requirements or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the U.S. or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case described in clauses (x) and (y) above, be deemed to be a Change in Law, regardless of the date enacted, adopted, issued or implemented. Notwithstanding anything in this Agreement to the contrary, increased costs as a result of any Change in Law pursuant to this definition of “Change in Law” shall only be reimbursable by any Borrower to the extent the applicable Lender is generally requiring reimbursement therefor from similarly situated borrowers under comparable syndicated credit facilities.

“Change of Control” means the earliest to occur of:

(a) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act, but excluding any employee benefit plan and/or Person acting as the trustee, agent or other fiduciary or administrator therefor), other than one or more Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, amalgamation, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of Capital Stock representing more than 35.0% of the total voting power of all of the outstanding voting stock of the Parent;

(b) Holdings ceases to be a direct or (solely through a Qualified Intermediate Holding Company) indirect Wholly-Owned Subsidiary of the Parent; or

(c) either the German Borrower or the U.S. Borrower ceases to be a direct or indirect Wholly-Owned Subsidiary of Holdings.

“Charges” has the meaning assigned to such term in Section 10.19.

“Closing Date” means the date on which (i) each of the conditions to funding set forth in Article 4 have been satisfied (or waived by the Lead Arrangers) and (ii) the borrowing of the Initial Term Loans occurs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collateral” means any and all property of a Loan Party subject to a Lien under the Collateral Documents and any and all other property of any Loan Party, now existing or hereafter acquired, that is or becomes subject to a Lien pursuant to the Collateral Documents to secure the Secured Obligations.

“Collateral Agent” means Wilmington Trust, National Association, acting through such of its Affiliates or branches as it may designate, in its capacity as “Security Agent” under the Intercreditor Agreement and as security or collateral agent under any of the other Loan Documents, or any successor collateral or security agent permitted by the terms of the Intercreditor Agreement.

“Collateral Documents” means, collectively, the Pledge and Security Agreement, the Mortgages, the German Closing Security Documents, the Luxembourg Security Documents and those certain foreign security and pledge agreements listed on Schedule 1.01(a) (as such schedule may be amended or supplemented from time to time), each of the mortgages, collateral assignments, Security Supplements, security agreements, pledge agreements or other similar agreements delivered to the Collateral Agent pursuant to Sections 6.12 or 6.15, and each of the other agreements, instruments or documents that creates or purports to create a Lien in favor of (i) the Collateral Agent for the benefit of the Secured Parties and/or (ii) the Secured Parties in their capacities as such (or any of them) to the extent required by applicable Law.

“Commitment” means a Term Commitment and/or a Revolving Credit Commitment, as the context may require.

“Committed Loan Notice” means a notice of (a) a Term Borrowing, (b) a Revolving Credit Borrowing, (c) a conversion of Loans from one Type to the other or (d) a continuation of Eurocurrency Rate Loans, pursuant to Section 2.02(a), which, if in writing, shall be substantially in the form of Exhibit A.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Compliance Certificate” means a Compliance Certificate substantially in the form of Exhibit D.

“Confidential Information” has the meaning assigned to such term in Section 10.13.

“Consolidated Adjusted EBITDA” means, as to any Person for any period, an amount determined for such Person on a consolidated basis equal to the total of (a) Consolidated Net Income of such Person for such period plus (b) the sum, without duplication, of (in each case, to the extent deducted in calculating Consolidated Net Income, other than in respect of clauses (x), (xii) and (xiv) below) the amounts of:

(i) Consolidated Interest Expense;

(ii) Taxes paid (including pursuant to any Tax sharing arrangements) and provisions for Taxes of each Borrower and its Subsidiaries, including, in each case federal, state, provincial, local, foreign, unitary, franchise, excise, property, withholding and similar Taxes, including any penalties and interest;

(iii) total depreciation and amortization expense;

(iv) other non-Cash charges or losses, including the excess of IFRS rent expense over actual Cash rent paid during such period due to the use of a straight line rent for IFRS purposes; provided that if any such non-Cash charge, loss or expense represents an accrual or reserve for potential Cash items in any future period, (A) the Borrower Representative may determine not to add back such non-Cash charge, loss or expense in the current period and (B) to the extent the Borrower Representative does decide to add back such non-Cash charge, loss or expense, the Cash payment in respect thereof in such future period shall be subtracted from Consolidated Adjusted EBITDA in the period in which such payment is made;

(v) (A) Transaction Costs, (B) transaction fees, costs and expenses incurred (1) in connection with the consummation of any transaction (or any transaction proposed and not consummated) permitted under this Agreement, including the issuance or offering of Capital Stock, Investments, acquisitions, Dispositions, recapitalizations, mergers, consolidations or amalgamations, option buyouts or the incurrence, repayment, refinancing, amendment or modification of Indebtedness (including any amortization or write-off of debt issuance or deferred financing costs, premiums and prepayment penalties) or similar transactions or (2) in connection with the IPO (whether or not consummated) and (C) the amount of any fee, cost, expense or reserve to the extent actually reimbursed or reimbursable by third parties pursuant to indemnification or reimbursement provisions or similar agreements or insurance; provided that in respect of any fee, cost, expense or reserve with respect thereto incurred pursuant to clause (C) above, such Person in good faith expects to receive reimbursement for such fee, cost, expense or reserve within the next four Fiscal Quarters (it being understood that to the extent not actually received within such Fiscal Quarters, such reimbursement amounts shall be deducted in calculating Consolidated Adjusted EBITDA for such Fiscal Quarters);

(vi) the amount of any expense or deduction associated with any Subsidiary of such Person attributable to non-controlling interests or minority interests of third parties;

(vii) the amount of any portion of management, monitoring, consulting, transaction and advisory fees and related expenses actually paid by or on behalf of, or accrued by, such Person or any of its subsidiaries (A) to the Investors (or their Affiliates or management companies) to the extent permitted under this Agreement or (B) as permitted by Section 7.09(f);

(viii) the amount of any costs, charges, accruals, reserves or expenses in connection with a single or one-time event, including in connection with (A) any Permitted Acquisition after the Closing Date, (B) the consolidation or closing of facilities, branches or distribution centers or plants during such period, (C) the closure, consolidation or transfer of production lines and (D) any discretionary bonuses for hourly employees outside of the ordinary course of business;

(ix) the amount of any earn-out and other contingent consideration obligations in connection with any Permitted Acquisition or other Investment permitted pursuant to Section 6.06 and that are paid or accrued during such applicable period and on similar acquisitions and Investments completed prior to the Closing Date;

(x) the amount of any expected cost savings, operating improvements and expense reductions, product margin synergies and other synergies (net of the amount of actual amounts realized) reasonably identifiable and factually supportable (in the good faith determination of the Borrower Representative) related to (A) the Transactions and (B) after the Closing Date, permitted asset sales, mergers or other business combinations, acquisitions, Investments, Dispositions or divestitures, operating improvements and expense reductions, restructurings, cost saving initiatives and certain other similar initiatives and specified transactions; provided that, with respect to clause (B) above, such cost savings, operating improvements and expense reductions, product margin synergies and other synergies are reasonably expected to be realized within 18 months of the event giving rise thereto or the consummation of such transaction;

(xi) (A) Costs, charges, accruals, reserves or expenses attributable to the undertaking and/or implementation of cost savings initiatives or operating expense reductions, product margin synergies and other synergies and similar initiatives, integration, transition, reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternative uses, facilities opening and pre-opening, business optimization and other restructuring costs, charges, accruals, reserves and expenses (including inventory optimization programs, software development costs and costs related to the closure or consolidation of facilities, branches or distribution centers, and plants (without duplication of amounts in clause (viii) above), the closure, consolidation or transfer of production lines between facilities (without duplications of amounts in clause (viii) above) and curtailments, costs related to entry into new markets, consulting and other professional fees, signing costs and bonuses, retention or completion bonuses, executive recruiting costs, relocation expenses, severance payments, modifications to, or losses on settlement of, pension and post-retirement employee benefit plans, new systems design and implementation costs, project startup costs and other expenses relating to the realization of synergies from the Transactions) and (B) costs, charges, accruals, reserves or expenses associated with “greenfield startups” (including new customers, new products and new production lines) that are, in the case of this clause (xi)(B), reasonably identifiable and factually supportable (in the good faith determination of the Borrower Representative);

(xii) to the extent not included in Consolidated Net Income, proceeds of business interruption insurance in an amount representing the earnings for the applicable period that such proceeds are intended to replace (whether or not received so long as such Person in good faith expects to receive the same within the next four Fiscal Quarters (it being understood that to the extent not actually received within such Fiscal Quarters, such proceeds shall be deducted in calculating Consolidated Adjusted EBITDA for such Fiscal Quarters));

(xiii) unrealized net losses in the fair market value of any arrangements under Hedge Agreements and losses, charges and expenses attributable to the early extinguishment or conversion of Indebtedness, arrangements under Hedge Agreements or other derivative instruments (including deferred financing expenses written off and premiums paid);

(xiv) Cash actually received (or any netting arrangements resulting in reduced Cash expenditures) during such period, and not included in Consolidated Net Income in any period, to the extent that the non-Cash gain relating to such Cash receipt or netting arrangement was deducted in the calculation of Consolidated Adjusted EBITDA pursuant to clause (c)(i) below for any previous period and not added back; and

(xv) other add-backs and adjustments reflected in the Projections and Information Memorandum;

(xvi) minus (c) to the extent such amounts increase Consolidated Net Income:

(i) other non-Cash items, including deductions for the excess of actual Cash rent paid over IFRS rent expense during such period due to the use of a straight line rent for IFRS purposes; provided that if any non-Cash gain or income relates to potential Cash items in any future periods, such Person may determine not to deduct such non-Cash gain or income in the current period;

(ii) unrealized net gains in the fair market value of any arrangements under Hedge Agreements;

(iii) the amount added back to Consolidated Adjusted EBITDA pursuant to clause (b)(v)(C) above to the extent such reimbursement amounts were not received within the time period required by such clause;

(iv) the amount added back to Consolidated Adjusted EBITDA pursuant to clause (b)(xii) above to the extent such business interruption proceeds were not received within the time period required by such clause; and

(v) to the extent that such Person adds back the amount of any non-Cash charge to Consolidated Adjusted EBITDA pursuant to clause (b)(iv) above, the Cash payment in respect thereof in such future period.

Notwithstanding anything to the contrary, but subject to any adjustment set forth in the definition of “Pro Forma Basis”, it is agreed, that for the purpose of calculating the Total Leverage Ratio, the First Lien Leverage Ratio and the Interest Coverage Ratio for any period that includes the Fiscal Quarter ended June 30, 2013, the Fiscal Quarter ended September 30, 2013, the Fiscal Quarter ended December 31, 2013 or the Fiscal Quarter ended March 31, 2014, (i) Consolidated Adjusted EBITDA for the Fiscal Quarter ended June 30, 2013, shall be deemed to be €51,700,000, (ii) Consolidated Adjusted EBITDA for the Fiscal Quarter ended September 30, 2013, shall be deemed to be €50,600,000, (iii) Consolidated Adjusted EBITDA for the Fiscal Quarter ended December 31, 2013, shall be deemed to be €43,600,000 and (iv) Consolidated Adjusted EBITDA for the Fiscal Quarter ended March 31, 2014, shall be deemed to be €50,000,000.

“Consolidated First Lien Debt” means, as at any date of determination, the aggregate principal amount of Consolidated Total Debt outstanding on such date that is secured by a “first priority” Lien on any property of Parent or its Subsidiaries.

“Consolidated Interest Expense” means, for any period, the sum, without duplication, of (1) consolidated interest expense of the Borrowers and their Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Swap Obligations or other derivative instruments pursuant to IFRS), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any made (less net payments, if any, received), pursuant to interest rate Swap Obligations with respect to Indebtedness, and excluding (q) [reserved], (r) costs associated with obtaining Swap Obligations, (s) any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or, if applicable, purchase accounting in connection with the Transactions or any acquisition, (t) penalties and interest relating to taxes, (u) any “additional interest” or “liquidated damages” with respect to other securities for failure to timely comply with registration rights obligations, (v) amortization or expensing of deferred financing fees, amendment and consent fees, debt issuance costs, commissions, fees and expenses and discounted liabilities, (w) any expensing of bridge, commitment and other financing fees and any other fees related to the Transactions or any acquisitions after the Closing Date, (x) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Permitted Securitization and (y) any accretion of accrued interest on discounted liabilities and any prepayment premium or penalty); plus

(2) consolidated capitalized interest of the Borrowers and their Subsidiaries for such period, whether paid or accrued; less

(3) interest income of the Borrowers and their Subsidiaries for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by each Borrower to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS.

“Consolidated Net Income” means, as to any Person (the “Subject Person”) for any period, the net income (or loss) of the Subject Person on a consolidated basis for such period taken as a single accounting period determined in conformity with IFRS; provided that there shall be excluded, without duplication,

(a) the income (or loss) of any Person (other than a Subsidiary of the Subject Person) in which any other Person (other than the Subject Person or any of its Subsidiaries) has an interest, except, with respect to any income, to the extent of the amount of dividends or distributions or other payments (including any ordinary course dividend, distribution or other payment) paid in Cash (or to the extent converted into Cash) to the Subject Person or any of its Subsidiaries by such Person during such period,

(b) gains, income, losses, expenses or charges (less all fees and expenses chargeable thereto) attributable to asset Dispositions (including asset retirement costs) or returned surplus assets of any Pension Plan outside of the ordinary course of business,

(c) gains, income, losses, expenses or charges from (i) extraordinary items and (ii) nonrecurring or unusual items (including (x) costs of and payments of actual or prospective legal settlements, fines, judgments or orders and (y) gains, income, losses, expenses or charges arising from insurance claims and settlements),

(d) any unrealized or realized net foreign currency translation or transaction gains or losses impacting net income (including currency re-measurements of Indebtedness and any net gains or losses resulting from Hedge Agreements for currency exchange risk associated with the above or any other currency related risk and those resulting from intercompany Indebtedness),

(e) any net gains, charges or losses with respect to (i) disposed, abandoned and discontinued operations (other than assets held for sale) and any accretion or accrual of discounted liabilities on the disposal of such disposed, abandoned and discontinued operations and (ii) facilities, plants, stores or distribution centers that have been closed during such period,

(f) any net income or loss (less all fees and expenses or charges related thereto) attributable to the early extinguishment of Indebtedness,

(g) (i) any charges, costs, expenses, accruals or reserves incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, pension plan, any stock subscription or shareholder agreement or any distributor equity plan or agreement and (ii) any charges, costs, expenses, accruals or reserves in connection with the rollover, acceleration or payout of Capital Stock held by management of the Subject Person, in each case, to the extent that (in the case of any Cash charges, costs and expenses) such charges, costs or expenses are funded with net Cash proceeds contributed to the Subject Person as a capital contribution or as a result of the sale or issuance of Capital Stock (other than Disqualified Capital Stock) of the Subject Person,

(h) accruals and reserves that are established or adjusted within 12 months after the Closing Date that are so required to be established or adjusted as a result of the Transactions in accordance with IFRS or as a result of the adoption or modification of accounting policies,

(i) any (i) write-off or amortization made in such period of deferred financing costs and premiums paid or other expenses incurred directly in connection with any early extinguishment of Indebtedness, (ii) good will or other asset impairment charges, write-offs or write-downs or (iii) amortization of intangible assets,

(j) (i) effects of adjustments (including the effects of such adjustments pushed down to the Subject Person and its Subsidiaries) in the Subject Person’s consolidated financial statements pursuant to IFRS (including in the inventory, property and equipment, software, goodwill, intangible assets, in-process research and development, deferred revenue, leases and debt line items thereof) resulting from the application of recapitalization accounting or acquisition or purchase accounting, as the case may be, in relation to the Transactions or any consummated acquisition or the amortization or write-off of any amounts thereof and (ii) the cumulative effect of changes in accounting principles, and

(k) the net income for such period of any Subsidiary (other than any Guarantor or any Borrower), to the extent the declaration or payment of dividends or similar distributions by that Subsidiary of its net income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income will be increased by the amount of dividends or other distributions or other payments actually paid in Cash (or to the extent converted into Cash) to Subject Person or a Subsidiary thereof in respect of such period, to the extent not already included therein.

“Consolidated Total Assets” means, at any date, all amounts that would, in conformity with IFRS, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of the applicable Person and its Subsidiaries at such date.

“Consolidated Total Debt” means, as at any date of determination, the aggregate principal amount of all Indebtedness for borrowed money (including drawn letters of credit that have not been reimbursed within three Business Days (except to the extent reimbursed with Indebtedness for borrowed money), Capital Leases and purchase money Indebtedness described in clauses (a), (b), (c) and (d) of the definition of “Indebtedness” of the Parent and its Subsidiaries.

“Consolidated Working Capital” means, as at any date of determination, the excess of Current Assets over Current Liabilities.

“Contesting Notice” has the meaning assigned to such term in Section 12.10(f)(ii).

“Contract Consideration” has the meaning given it in clause (b)(xv) of the definition of “Excess Cash Flow”.

“Contractual Obligation” means, as applied to any Person, any provision of any Security issued by that Person or of any material indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise, and “Controlling” and “Controlled” have meanings correlative thereto.

“Credit Extension” means each of the following: (a) a Borrowing and (b) an L/C Credit Extension.

“Creditor/Representative Joinder” has the meaning specified in the Intercreditor Agreement.

“Cure Amount” has the meaning specified in Section 8.03.

“Cure Right” has the meaning specified in Section 8.03.

“Current Assets” means, at any time, the consolidated current assets (other than Cash, the current portion of current and deferred Taxes based on income, profits or capital, permitted loans made to third parties, assets held for sale, pension assets, deferred bank fees, derivative financial instruments, Cash Equivalents and insurance claims) of the Parent and its Subsidiaries.

“Current Liabilities” means, at any time, the consolidated current liabilities of the Parent and its Subsidiaries at such time, but excluding, without duplication, (a) the current portion of any long-term Indebtedness, (b) outstanding revolving loans, (c) the current portion of interest expense, (d) the current portion of any Capital Leases, (e) the current portion of current and deferred Taxes based on income, profits or capital, (f) liabilities in respect of unpaid earn-outs and other contingent consideration obligations, (g) the current portion of any other long-term liabilities, (h) accruals relating to restructuring reserves; (i) liabilities in respect of funds of third parties on deposit with the Parent or any of its Subsidiaries, (j) any liabilities recorded in connection with stock-based awards, partnership interest-based awards, awards of profits interests, deferred compensation awards and similar incentive based compensation awards or arrangements and (k) liabilities related to Restricted Payments declared but not yet paid.

“Debt Fund Affiliate” means any Affiliate of any Sponsor (other than a natural person) (i) that is primarily engaged in, or advises funds or other investment vehicles that are primarily engaged in, making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course and (ii) for which no personnel making investment decisions in respect of any equity fund which has a direct or indirect equity investment in any Parent Company, any Borrower or any of their Subsidiaries has the right to make any investment decisions.

“Debtor Joinder Agreement” means a joinder agreement substantially in the form attached as Exhibit 1 to the Intercreditor Agreement, as adopted to conform with local law requirements.

“Debtor Relief Laws” means the U.S. Bankruptcy Code, the German Insolvency Code and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Declined Amounts” has the meaning assigned to such term in Section 2.05(c).

“Declining Lender” has the meaning specified in Section 2.05(c).

“Dedicated Receivables Accounts” means bank accounts of the Borrowers and their Subsidiaries, or any one of them, (a) used to collect, receive and hold accounts receivable owed to any Borrower or any Subsidiary arising in the ordinary course of business from the sale of goods or services that are the subject of a Permitted Securitization or Permitted Factoring Arrangement or (b) into which funds constituting the purchase price or similar payments received from any Qualified Factoring Agent in connection with a Qualified Factoring Arrangement or any Securitization Subsidiary in connection with a Permitted Securitization (but excluding, for the avoidance of doubt, collections on receivables) are credited, which bank accounts do not at any time, in the aggregate, hold on deposit more than €5,000,000 of funds of any Loan Party or any Subsidiary other than funds described in clause (a) of this definition.

“Default” means any event or condition which upon notice, lapse of time or both would (unless cured or waived) become an Event of Default.

“Default Rate” means an interest rate equal to (after as well as before judgment), (a) with respect to any overdue principal for any Loan, the applicable interest rate for such Loan plus 2.00% per annum (provided that with respect to Eurocurrency Rate Loans, the determination of the applicable interest rate is subject to Section 2.02(c) to the extent that Eurocurrency Rate Loans may not be converted to, or continued as, Eurocurrency Rate Loans, pursuant thereto) and (b) with respect to any other overdue amount, including overdue interest, the interest rate applicable to Base Rate Loans that are Term Loans plus 2.00% per annum, in each case, to the fullest extent permitted by applicable Laws.

“Defaulting Lender” means, subject to Section 2.17(b), any Lender that (a) has failed to perform any of its funding obligations hereunder, including in respect of its Loans or participations in respect of Letters of Credit within three Business Days of the date required to be funded by it hereunder, (b) has notified the Borrowers or the Administrative Agent that it does not intend to comply with its funding obligations or has made a public statement to that effect with respect to its funding obligations hereunder or, solely with respect to a Revolving Credit Lender, under other agreements generally in which it commits to extend credit, (c) has failed, within three Business Days after reasonable request by the Administrative Agent, to confirm in a manner satisfactory to the Administrative Agent that it will comply with its funding obligations (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such confirmation by the Administrative Agent) or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or a custodian appointed for it or (iii) taken any action in furtherance of, or indicated its consent to, approval of or acquiescence in any such proceeding or appointment; provided that no Lender shall be a Defaulting Lender solely by virtue of (x) the ownership or acquisition by a Governmental Authority of any Equity Interest in that Lender or any direct or indirect parent company thereof so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender, or (y) the occurrence of any of the events described in clause (d)(i), (d)(ii) or (d)(iii) of this definition which in each case has been dismissed or terminated prior to the date of this Agreement. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.17(b)) upon delivery of written notice of such determination to the Borrowers, each L/C Issuer and each Lender.

“Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, other than an account evidenced by a negotiable certificate of deposit.

“Derivative Transaction” means (a) any interest-rate transaction, including any interest-rate swap, basis swap, forward rate agreement, interest rate option (including a cap, collar or floor), and any other instrument linked to interest rates that gives rise to similar credit risks (including when-issued securities and forward deposits accepted), (b) any exchange-rate transaction, including any cross-currency interest-rate swap, any forward foreign-exchange contract, any currency option, and any other instrument linked to exchange rates that gives rise to similar credit risks, (c) any equity derivative transaction, including any equity-linked swap, any equity-linked option, any forward equity-linked contract, and any other instrument linked to equities that gives rise to similar credit risk and (d) any commodity (including precious metal) derivative transaction, including any commodity-linked swap, any commodity-linked option, any forward commodity-linked contract, and any other instrument linked to commodities that gives rise to similar credit risks; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees, members of management, managers or consultants of the Parent or its subsidiaries shall be a Derivative Transaction.

“Designated Gross Amount” has the meaning specified in Section 2.19(b)(ii).

“Designated Net Amount” has the meaning specified in Section 2.19(b)(ii).

“Designated Non-Cash Consideration” means the fair market value (as determined by the Borrower Representative in good faith) of non-Cash consideration received by the Borrower Representative or a Subsidiary in connection with a Disposition pursuant to Section 7.07(h) that is designated as Designated Non-Cash Consideration pursuant to a certificate of a Responsible Officer of the Borrower Representative, setting forth the basis of such valuation (which amount will be reduced by the amount of Cash or Cash Equivalents received in connection with a subsequent sale or conversion of such Designated Non-Cash Consideration to Cash or Cash Equivalents).

“Discount Range” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Disposition” or “Dispose” means the sale, lease, sublease, transfer, license, or other disposition of any property of any Person.

“Disqualified Capital Stock” means any Capital Stock which, by its terms (or by the terms of any Security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (i) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable (other than for Qualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, on or prior to 91 days following the Latest Maturity Date at the time such Capital Stock is issued, (ii) is or becomes convertible into or exchangeable (unless at the sole option of the issuer thereof) for (a) debt securities or (b) any Capital Stock that would constitute Disqualified Capital Stock, in each case at any time on or prior to 91 days following the Latest Maturity Date at the time such Capital Stock is issued, (iii) contains any mandatory repurchase obligation which may come into effect prior to the Termination Date or (iv) provides for the scheduled payments of dividends in Cash on or prior to 91 days following the Latest Maturity Date at the time such Capital Stock is issued; provided that (x) any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Capital Stock is convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem such Capital Stock upon the occurrence of a change in control or a Disposition occurring prior to 91 days following the Latest Maturity Date at the time such Capital Stock is issued shall not constitute Disqualified Capital Stock if such Capital Stock provides that the issuer thereof will not redeem any such Capital Stock pursuant to such provisions prior to the Termination Date and (y) for purposes of clause (i) through (iv) above, it is understood and agreed that if any such maturity, redemption, conversion, exchange, repurchase obligation or scheduled payment is in part, only such part coming into effect prior to, in the case of clauses (i), (ii) and (iv) above, the date that is 91 days following the Latest Maturity Date and, in the case of clause (iii) above, prior to the Termination Date, shall constitute Disqualified Capital Stock.

Notwithstanding the preceding sentence, (A) if such Capital Stock is issued to any plan for the benefit of directors, officers, employees, members of management, managers or consultants or by any such plan to such directors, officers, employees, members of management, managers or consultants, in each case in the ordinary course of business of any Borrower or any Subsidiary, such Capital Stock shall not constitute Disqualified Capital Stock solely because it may be required to be repurchased by the issuer thereof in order to satisfy applicable statutory or regulatory obligations and (B) no Capital Stock held by any future, present or former employee, director, officer, manager, member of management or consultant (or their respective Affiliates or Immediate Family Members) of any Borrower (or any Parent Company or any Subsidiary) shall be considered Disqualified Capital Stock because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option, stock appreciation right or other stock award agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.

“Disqualified Institution” means (i) any Person identified to the Administrative Agent in writing prior to the Closing Date, (ii) any other Person identified by name in writing to the Administrative Agent and the Lenders after the Closing Date to the extent such Person becomes a competitor of Parent or its subsidiaries, which designations shall not apply retroactively to disqualify any Persons that have previously acquired an assignment or participation interest in the Loans and (iii) any Affiliate of any Person referred to in clauses (i) or (ii) above that is either readily identifiable by name or has otherwise been identified as an Affiliate by the Parent in writing; provided that a “competitor” or an Affiliate of a competitor shall not include any Bona Fide Debt Fund (other than a Person identified in accordance with clause (i) above) that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of business which is managed, sponsored or advised by any Person controlling, controlled by or under common control with such competitor or Affiliate thereof, as applicable, and for which no personnel involved with the investment of such competitor or Affiliate thereof, as applicable, (A) makes any investment decisions or (B) has access to any information (other than information publicly available) relating to the Loan Parties or any entity that forms a part of the Loan Parties’ business (including their subsidiaries).

“Dollar” and “$” mean lawful money of the United States.

“Dollar Amount” means, at any time:

(a) with respect to any Loan denominated in Dollars, the principal amount thereof then outstanding (or in which such participation is held);

(b) with respect to any Loan denominated in Euros or an Alternative Currency, the principal amount thereof then outstanding in Euros or the relevant Alternative Currency, converted to Dollars in accordance with Section 1.08; and

(c) with respect to any L/C Obligation (or any risk participation therein), (A) if denominated in Dollars, the amount thereof and (B) if denominated in Euros or an Alternative Currency, the amount thereof converted to Dollars in accordance with Section 1.08(a) and Section 1.08(b).

“DPTA” has the meaning assigned to such term in Section 12.10(e)(i).

“Dutch Auction” means an auction (an “Auction”) conducted by an Affiliated Lender or a Debt Fund Affiliate (any such Person, the “Auction Party”) in order to purchase Term Loans (or any Additional Term Loans, which for purposes of this definition, shall be deemed to be Term Loans (and the holders thereof, Lenders)) in accordance with the following procedures; provided that no Auction Party shall initiate any Auction unless (I) at least five Business Days shall have passed since the consummation of the most recent purchase of Term Loans pursuant to an Auction conducted hereunder; or (II) at least three Business Days shall have passed since the date of the last Failed Auction which was withdrawn pursuant to clause (c)(i) below:

(a) Notice Procedures. In connection with an Auction, the Auction Party will provide notification to the Auction Agent (for distribution to the relevant Lenders) of the Term Loans that will be the subject of the Auction (an “Auction Notice”). Each Auction Notice shall be in a form reasonably acceptable to the Auction Agent and shall (i) specify the maximum aggregate principal amount of the Term Loans subject to the Auction, in a minimum amount of €5,000,000 and whole increments of €1,000,000 in excess thereof (or, in any case, such lesser amount as is otherwise reasonably acceptable to the Auction Agent) (the “Auction Amount”), (ii) specify the discount to par, which may be a range (the “Discount Range”) of percentages of the par principal amount of the Term Loans subject to such Auction, that represents the range of purchase prices that the Auction Party would be willing to accept in the Auction, (iii) be extended, at the sole discretion of the Auction Party, to (x) each Lender and/or (y) each Lender with respect to any Term Loan Tranche and (iv) remain outstanding through the Auction Response Date. The Auction Agent will promptly provide each appropriate Lender with a copy of such Auction Notice and a form of the Return Bid to be submitted by a responding Lender to the Auction Agent (or its delegate) by no later than 5:00 p.m., New York City time, on the date specified in such Auction Notice (or such later date as the Auction Party may agree to extend with the reasonable consent of the Auction Agent) (the “Auction Response Date”).

(b) Reply Procedures. In connection with any Auction, each Lender holding the relevant Term Loans subject to such Auction may, in its sole discretion, participate in such Auction and may provide the Auction Agent with a notice of participation (the “Return Bid”) which shall be in a form reasonably acceptable to the Auction Agent, and shall specify (i) a discount to par (that must be expressed as a price at which it is willing to sell all or any portion of such Term Loans) (the “Reply Price”), which (when expressed as a percentage of the par principal amount of such Term Loans) must be within the Discount Range, and (ii) a principal amount of such Term Loans, which must be in whole increments of €1,000,000 (or, in any case, such lesser amount as is specified in the Auction Notice) (the “Reply Amount”). A Lender may avoid the minimum amount condition specified in clause (ii) of the preceding sentence solely when submitting a Reply Amount equal to the Lender’s entire remaining amount of such Term Loans. Lenders may only submit one Return Bid per Auction but each Return Bid may contain up to three bids only one of which may result in a Qualifying Bid (as defined below). In addition to the Return Bid, the participating Lender must execute and deliver, to be held in escrow by the Auction Agent, an Assignment and Assumption with the principal amount of the Term Loans to be assigned to be left in blank, which amount shall be completed by the Auction Agent in accordance with the final determination of such Lender’s Qualifying Bid pursuant to clause (c) below. Any Lender whose Return Bid is not received by the Auction Agent by the Auction Response Date shall be deemed to have declined to participate in the relevant Auction with respect to all of its Term Loans.

(c) Acceptance Procedures. Based on the Reply Prices and Reply Amounts received by the Auction Agent prior to the applicable Auction Response Date, the Auction Agent, in consultation with the Auction Party, will determine the applicable price (the “Applicable Price”) for the Auction, which will be the lowest Reply Price for which the Auction Party can complete the Auction at the Auction Amount; provided that, in the event that the Reply Amounts are insufficient to allow the Auction Party to complete a purchase of the entire Auction Amount (any such Auction, a “Failed Auction”), the Auction Party shall either, at its election, (i) withdraw the Auction or (ii) complete the Auction at an Applicable Price equal to the highest Reply Price sufficient to complete a purchase of the entire Auction Amount. The Auction Party shall purchase the relevant Term Loans (or the respective portions thereof) from each Lender with a Reply Price that is equal to or lower than the Applicable Price (“Qualifying Bids”) at the Applicable Price; provided that if the aggregate proceeds required to purchase all Term Loans subject to Qualifying Bids would exceed the Auction Amount for such Auction, the Auction Party shall purchase such Term Loans at the Applicable Price ratably based on the principal amounts of such Qualifying Bids (subject to rounding requirements specified by the Auction Agent in its discretion). If a Lender has submitted a Return Bid containing multiple bids at different Reply Prices, only the bid with the lowest Reply Price that is equal to or less than the Applicable Price will be deemed to be the Qualifying Bid of such Lender (e.g., a Reply Price of €100 with a discount to par of 1.0%, when compared to an Applicable Price of €100 with a 2.0% discount to par, will not be deemed to be a Qualifying Bid, while, however, a Reply Price of €100 with a discount to par of 2.50% would be deemed to be a Qualifying Bid). The Auction Agent shall promptly, and in any case within five Business Days following the Auction Response Date with respect to an Auction, notify (I) the Borrower Representative of the respective Lenders’ responses to such solicitation, the effective date of the purchase of Term Loans pursuant to such Auction, the Applicable Price, and the aggregate principal amount of the Term Loans and the Tranches thereof to be purchased pursuant to such Auction, (II) each participating Lender of the effective date of the purchase of Term Loans pursuant to such Auction, the Applicable Price, and the aggregate principal amount and the Tranches of Term Loans to be purchased at the Applicable Price on such date, (III) each participating Lender of the aggregate principal amount and the Tranches of the Term Loans of such Lender to be purchased at the Applicable Price on such date and (IV) if applicable, each participating Lender of any rounding and/or proration pursuant to the second preceding sentence. Each determination by the Auction Agent of the amounts stated in the foregoing notices to the Borrower Representative and Lenders shall be conclusive and binding for all purposes absent manifest error.

(d) Additional Procedures.

(i) Once initiated by an Auction Notice, the Auction Party may not withdraw an Auction other than a Failed Auction. Furthermore, in connection with any Auction, upon submission by a Lender of a Qualifying Bid, such Lender (each, a “Qualifying Lender”) will be obligated to sell the entirety or its allocable portion of the Reply Amount, as the case may be, at the Applicable Price.

(ii) To the extent not expressly provided for herein, each purchase of Term Loans pursuant to an Auction shall be consummated pursuant to procedures consistent with the provisions in this definition, established by the Auction Agent acting in its reasonable discretion and as reasonably agreed by the Borrower Representative.

(iii) In connection with any Auction, the Borrowers and the Lenders acknowledge and agree that the Auction Agent may require as a condition to any Auction, the payment of customary fees and expenses by the Auction Party in connection therewith as agreed between the Auction Party and the Auction Agent.

(iv) Notwithstanding anything in any Loan Document to the contrary, for purposes of this definition, each notice or other communication required to be delivered or otherwise provided to the Auction Agent (or its delegate) shall be deemed to have been given upon the Auction Agent’s (or its delegate’s) actual receipt during normal business hours of such notice or communication; provided that any notice or communication actually received outside of normal business hours shall be deemed to have been given as of the opening of business on the next Business Day.

(v) The Borrowers and the Lenders acknowledge and agree that the Auction Agent may perform any and all of its duties under this definition by itself or through any Affiliate of the Auction Agent and expressly consent to any such delegation of duties by the Auction Agent to such Affiliate and the performance of such delegated duties by such Affiliate. The exculpatory provisions pursuant to this Agreement shall apply to each Affiliate of the Auction Agent and its respective activities in connection with any purchase of Term Loans provided for in this definition as well as activities of the Auction Agent.

“Eligible Assignee” means (a) a Lender, (b) a commercial bank, insurance company, finance company, financial institution, any fund that invests in loans or any other “accredited investor” (as defined in Regulation D of the Securities Act), (c) any Affiliate of a Lender, (d) an Approved Fund of a Lender or (e) to the extent permitted under Section 10.05(g), any Affiliated Lender or any Debt Fund Affiliate; provided that in any event, “Eligible Assignee” shall not include (i) any natural person, (ii) any Disqualified Institution or (iii) except as permitted under Section 10.05(g) (including with respect to Debt Fund Affiliates), the Parent or any of its Affiliates.

“EMU Legislation” means the legislative measures of the European Council for the introduction of, changeover to or operation of a single or unified European currency.

“Environmental Claim” means any investigation, notice, notice of violation, claim, allegation, accusation, action, suit, proceeding, demand, abatement order or other order or directive (conditional or otherwise), by any Governmental Authority or any other Person, arising (a) pursuant to or in connection with any actual or alleged violation of any Environmental Law; (b) in connection with any Hazardous Material or any actual or alleged Hazardous Materials Activity; or (c) in connection with any actual or alleged damage, injury, threat or harm to natural resources or the environment.

“Environmental Laws” means any and all applicable current or future foreign or domestic, federal or state (or any subdivision of either of them), statutes, ordinances, orders, rules, regulations, judgments, Governmental Authorizations, or any other applicable requirements of Governmental Authorities and the common law relating to (a) environmental matters, including those relating to any Hazardous Materials Activity; or (b) the generation, use, storage, transportation or disposal of or exposure to Hazardous Materials, in any manner applicable to the Borrowers or any of their Subsidiaries or any Facility.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrowers or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means, with respect to any Person, all of the shares, interests, rights, participations or other equivalents (however designated) of capital stock of (or other ownership or profit interests or units in) such Person and all of the warrants, options or other rights for the purchase, acquisition or exchange from such Person of any of the foregoing (including through convertible securities).

“Equity Issuance” means any issuance for cash by any Person to any other Person of (a) its Equity Interests, (b) any of its Equity Interests pursuant to the exercise of options or warrants, (c) any of its Equity Interests pursuant to the conversion of any debt securities to equity or (d) any options or warrants relating to its Equity Interests.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, as applied to any Person, (a) any corporation which is a member of a controlled group of corporations within the meaning of Section 414(b) of the Code of which that Person is a member and (b) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Code of which that Person is a member.

“ERISA Event” means (a) a “reportable event” within the meaning of Section 4043 of ERISA and the regulations issued thereunder with respect to any Pension Plan (excluding those for which the 30-day notice period has been waived); (b) the failure of any of the Borrowers, any of their Subsidiaries or any of their respective ERISA Affiliates to meet the minimum funding standard of Section 412 of the Code with respect to any Pension Plan, (c) the provision to the Borrowers, any of their Subsidiaries or any of their respective ERISA Affiliates by the administrator of any Pension Plan pursuant to Section 4041(a)(2) or Section 302 of ERISA of a notice of intent to terminate such plan in a distress termination described in Section 4041(c) of ERISA; (d) the withdrawal by the Borrowers, any of their Subsidiaries or any of their respective ERISA Affiliates from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan resulting in liability to the Borrowers, any of its Subsidiaries or any of their respective ERISA Affiliates pursuant to Section 4063 or 4064 of ERISA; (e) the institution by the PBGC of proceedings to terminate any Pension Plan, or the appointment of a trustee to administer any Pension Plan; (f) the imposition of liability on the Borrowers, any of their Subsidiaries or any of their respective ERISA Affiliates pursuant to Section 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA; (g) a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) of the Borrowers, any of their Subsidiaries or any of their respective ERISA Affiliates from any Multiemployer Plan if there is any liability therefor under Title IV of ERISA, or the receipt by the Borrowers, any of their Subsidiaries or any of their respective ERISA Affiliates of notice from any Multiemployer Plan that it is in reorganization or insolvency pursuant to Section 4241 or 4245 of ERISA, or that it intends to terminate or has terminated under Section 4041A or 4042 of ERISA; (h) the occurrence of an act or omission which could reasonably be expected to give rise to the imposition on the Borrowers or any of their Subsidiaries of fines, penalties, excise taxes or related charges under Chapter 43 of the Code or under Section 409, Section 502(c), (i) or (l), or Section 4071 of ERISA in respect of any Pension Plan; or (i) the incurrence of liability or the imposition of a Lien on the assets of the Borrowers or any of their Subsidiaries pursuant to Section 436 or 430(k) of the Code or pursuant to Title IV of ERISA with respect to any Pension Plan, other than for PBGC premiums due but not delinquent.

“Euro Amount” means, at any time:

(a) with respect to any Loan denominated in Euros, the principal amount thereof then outstanding (or in which such participation is held);

(b) with respect to any Loan denominated in Dollars or an Alternative Currency, the principal amount thereof then outstanding in Dollars or the relevant Alternative Currency, converted to Euros in accordance with Section 1.08; and

(c) with respect to any L/C Obligation (or any risk participation therein), (A) if denominated in Euros, the amount thereof and (B) if denominated in Dollars or an Alternative Currency, the amount thereof converted to Euros in accordance with Section 1.08(a) and Section 1.08(b).

“Eurocurrency Rate” means, for any Interest Period:

(a) in the case of any Eurocurrency Rate Loan denominated in Dollars:

(i) the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate that appears on the Reuters Page LIBOR01 (or any successor thereto) for deposits in Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or, if different, the date on which quotations would customarily be provided by leading banks in the London interbank market for deposits of amounts in Dollars for delivery on the first day of such Interest Period, provided that if such rate is below zero, the Eurocurrency Rate will be deemed to be zero;

(ii) if the rate referenced in the preceding clause (a)(i) does not appear on such page or service or such page or service shall not be available, the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate on such other page or other service that displays an offered rate administered by the ICE Benchmark Administration Limited (or any other Person that takes over the administration of that rate) for deposits in Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or, if different, the date on which quotations would customarily be provided by leading banks in the London interbank market for deposits of amounts in Dollars for delivery on the first day of such Interest Period; or

(iii) if the rates referenced in the preceding clauses (a)(i) and (a)(ii) are not available, the Interpolated Rate;

(b) in the case of any Eurocurrency Rate Loan denominated in Euros:

(i) the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate that appears on Reuters Page EURIBOR01 (or any successor thereto) for deposits in Euros (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (Brussels time) two Business Days prior to the first day of such Interest Period, or, if different, the date on which quotations would customarily be provided by leading banks in the European interbank market for deposits of amounts in Euros for delivery on the first day of such Interest Period, provided that if such rate is below zero, the Eurocurrency Rate will be deemed to be zero;

(ii) if the rate referenced in the preceding clause (b)(i) does not appear on such page or service or such page or service shall not be available, the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate on such other page or other service that displays an offered rate administered by the Banking Federation of the European Union (or any other person which takes over the administration of that rate) for deposits in Euros (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (Brussels time) two Business Days prior to the first day of such Interest Period, or, if different, the date on which quotations would customarily be provided by leading banks in the European interbank market for deposits of amounts in Euros for delivery on the first day of such Interest Period; or

(iii) if the rates referenced in the preceding clauses (b)(i) and (a)(ii) are not available, the Interpolated Rate;

(c) in the case of any Eurocurrency Rate Loan denominated in an Alternative Currency:

(i) the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate administered by the ICE Benchmark Administration Limited (or any other Person that takes over the administration of that rate) that appears on Reuters Page LIBOR01 (or any successor thereto) that displays an average British Bankers Association Interest Settlement Rate (or any other person which takes over the administration of that rate) for deposits in such Alternative Currency (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or, if different, the date on which quotations would customarily be provided by leading banks in the London interbank market for deposits of amounts in the relevant currency for delivery on the first day of such Interest Period, provided that if such rate is below zero, Eurocurrency Rate will be deemed to be zero;

(ii) if the rate referenced in the preceding clause (c)(i) does not appear on such page or service or such page or service shall not be available, the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate on such other page or other service that displays an average British Bankers Association Interest Settlement Rate (or any other person which takes over the administration of that rate) for deposits in such Alternative Currency (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or, if different, the date on which quotations would customarily be provided by leading banks in the London interbank market for deposits of amounts in the relevant currency for delivery on the first day of such Interest Period; or

(iii) if the rates referenced in the preceding clauses (c)(i) and (a)(ii) are not available, the Interpolated Rate.

“Eurocurrency Rate Loan” means a Loan, whether denominated in Dollars, Euros or in an Alternative Currency, which bears interest at a rate based on the applicable Adjusted Eurocurrency Rate.

“European Insolvency Regulation” means Council Regulation (EC) No. 1346/2000 of May 29, 2000 on Insolvency Proceedings, as amended from time to time.

“Euros”, “€” and “EUR” mean the lawful currency of the Participating Member States introduced in accordance with the EMU Legislation.

“EU Sanctions Laws and Regulations” means any economic or financial sanctions or requirements imposed by the European Union, the United Nations or the Federal Republic of Germany.

“Event of Default” has the meaning specified in Article VIII.

“Excess Cash Flow” means, for any Test Period ending on the last day of a Fiscal Year, an amount (if positive) equal to:

(a) the sum, without duplication, of the amounts for such period of the following:

(i) Consolidated Net Income for such period, plus

(ii) the amount of all non-Cash charges or expenses (including depreciation and amortization) deducted in arriving at such Consolidated Net Income, but excluding any non-Cash charges representing an accrual or reserve for potential Cash items in any future period and excluding amortization of all prepaid Cash items that were paid (or required to have been paid) in a prior period, plus

(iii) decreases in Consolidated Working Capital for such period (other than any such decreases (A) arising from acquisitions or Dispositions of all or substantially all of the Capital Stock of any Subsidiary of the Borrowers or any business line, unit or division of the Borrowers or any such Subsidiary, in each case by the Borrowers and their Subsidiaries completed during such period, (B) the application of acquisition and/or purchase recapitalization accounting, (C) the effect of reclassification during such period between Current Assets and long-term assets and Current Liabilities and long-term liabilities (with a corresponding restatement to the prior period to give effect to such reclassification) and (D) the effect of any fluctuations in the amount of accrued and contingent obligations under any Hedge Agreement), plus

(iv) the aggregate net amount of any non-Cash loss on Dispositions of property by the Borrowers and their Subsidiaries during such period (other than Dispositions in the ordinary course of business), to the extent deducted in arriving at such Consolidated Net Income, plus

(v) to the extent deducted, or not included in arriving at such Consolidated Net Income, (A) increases in non-current deferred revenue, (B) increases in accruals for future lease payments in respect of closed branches plus accretion thereof, (C) increases in non-current IFRS rent equalization liabilities, (D) increases in deferred landlord allowances and (E) accretion of asset retirement obligations recorded in accordance with IFRS, plus

(vi) Cash income or gain (actually received in Cash) of the type described in clauses (b), (c), (d), (e) and (f) of the definition of “Consolidated Net Income”, to the extent excluded from the calculation of Consolidated Net Income for such period pursuant to the definition thereof (other than in respect of sales or dispositions to the extent the Borrowers is permitted to reinvest such proceeds or is required to prepay the Loan with such proceeds, in each case, pursuant to Section 2.05(b)(ii)), plus

(vii) expenses deducted from Consolidated Net Income during such period in respect of expenditures made during any prior period for which a deduction from Excess Cash Flow was made in such prior period pursuant to clause (b) below, minus,

(b) the sum, without duplication, of the amounts for such period of the following:

(i) the amount of (A) all non-Cash credits, gains and income included in arriving at such Consolidated Net Income (including non-Cash gains on bargain purchases and excluding any such credit, gain or income representing the reversal of an accrual or reserve for a potential Cash item that reduced Consolidated Net Income in any prior period) and (B) all Cash expenses, charges and losses excluded in arriving at such Consolidated Net Income, in each case, to the extent not financed with the proceeds of long-term Indebtedness (other than revolving Indebtedness), plus

(ii) without duplication of amounts deducted from Excess Cash Flow in respect of a prior period, the aggregate amount actually paid by the Borrowers and their Subsidiaries in Cash during such period or after such period and prior to the relevant date of such Excess Cash Flow prepayment required by Section 2.05(b)(i) on account of capital expenditures and payments in respect of the exercise of purchase options under operating leases (excluding the principal amount of Indebtedness, other than revolving Indebtedness, incurred to finance such capital expenditures), plus

(iii) the aggregate amount of all principal payments and purchases of Indebtedness of the Borrowers and their Subsidiaries (including (A) scheduled principal payments with respect to Indebtedness pursuant to Section 2.07(a) of this Agreement (or any equivalent provision in any Refinancing Indebtedness) and voluntary prepayments of Term Loans pursuant to Section 2.05(a) of this Agreement (except prepayments of Revolving Credit Loans that are not accompanied by a corresponding permanent commitment reduction of the corresponding Revolving Credit Commitments and Loans repurchased pursuant to Dutch Auctions or open market purchases in an amount equal to the discounted purchase price of such Loans paid in respect of such Loans pursuant to such Dutch Auctions or through open market purchases) (or any equivalent provision in any Refinancing Indebtedness) (other than prepayments of loans deducted pursuant to clause (B) of Section 2.05(b)(i) of this Agreement)), (B) the principal component of payments in respect of Capital Leases, (C) the amount of any mandatory prepayment of Term Loans pursuant to Section 2.05(b)(ii) of this Agreement (or any equivalent provision in any Refinancing Indebtedness), in each case, with the Net Proceeds of a Prepayment Asset Sale to the extent required due to a Disposition that resulted in an increase in Consolidated Net Income and not in excess of the amount of such increase and (D) purchases of Term Loans by the Borrowers and their Subsidiaries pursuant to Section 10.05(g) of this Agreement (or any equivalent provisions in any Refinancing Indebtedness), in each case, limited to the aggregate amount actually paid in Cash, but excluding (1) all other prepayments of Term Loans and (2) all repayments of any revolving credit facility or arrangements (except to the extent there is an equivalent permanent reduction in commitments thereunder)) made during such period, except to the extent financed with the proceeds of long-term Indebtedness (other than revolving Indebtedness), plus

(iv) increases in Consolidated Working Capital for such period (other than any such increases (A) arising from acquisitions or Dispositions of all or substantially all of the Capital Stock of any Subsidiary of the Borrowers or any business line, unit or division of the Borrowers or any such Subsidiary, in each case by the Borrowers and their Subsidiaries completed during such period, (B) the application of acquisition and/or purchase recapitalization accounting, (C) the effect of reclassification during such period between Current Assets and long-term assets and Current Liabilities and long-term liabilities (with a corresponding restatement to the prior period to give effect to such reclassification) and (D) the effect of any fluctuations in the amount of accrued and contingent obligations under any Hedge Agreement), plus

(v) to the extent included, or not deducted in arriving at such Consolidated Net Income, the aggregate consideration actually paid in Cash by the Borrowers or any of their Subsidiaries during such period or after such period and prior to the relevant date of such Excess Cash Flow prepayment required by Section 2.05(b)(i) with respect to Investments permitted under Section 7.06 (and not financed with long-term Indebtedness (other than revolving Indebtedness)) (other than Investments in (x) Cash and Cash Equivalents and (y) the Borrowers or any of their Subsidiaries), plus

(vi) to the extent included, or not deducted in arriving at such Consolidated Net Income, (A) decreases in non-current deferred revenue, (B) decreases in accruals for future lease payments made in respect of closed branches, (C) decreases in non-current IFRS rent equalization liabilities, (D) decreases in deferred landlord allowances and (E) amounts paid with respect to asset retirement obligations, plus

(vii) any required up-front Cash payments in respect of Hedge Agreements to the extent not financed with the proceeds of long-term Indebtedness (other than revolving Indebtedness) and not deducted in arriving at such Consolidated Net Income, plus

(viii) the amount of Restricted Payments made in Cash during such period pursuant to clauses (a)(i), (a)(ii), (a)(iv), and (a)(x) of Section 7.04 (or otherwise consented to by the Required Lenders) except, in each case, to the extent financed with long term Indebtedness (other than revolving Indebtedness), plus

(ix) without duplication of amounts deducted from Excess Cash Flow in respect of a prior period, at the option of the Borrower Representative, the aggregate consideration (including earn-outs) required to be paid in Cash by the Borrowers or their Subsidiaries pursuant to binding contracts (the “Contract Consideration”) entered into prior to or during such period relating to capital expenditures, acquisitions or Investments permitted by Section 7.06 or otherwise consented to by the Required Lenders (other than Investments in (x) Cash and Cash Equivalents and (y) the Borrowers or any of their Subsidiaries) to be consummated or made during the period of four consecutive Fiscal Quarters of the Borrowers following the end of such period (except, in each case, to the extent financed with long-term Indebtedness (other than revolving Indebtedness)); provided that to the extent the aggregate amount actually utilized to finance such capital expenditures, acquisitions or Investments during such subsequent period of four consecutive Fiscal Quarters is less than the Contract Consideration, the amount of such shortfall shall be added to the calculation of Excess Cash Flow at the end of such subsequent period of four consecutive Fiscal Quarters, plus

(x) the amount of Cash Taxes paid in such period (and Tax reserves set aside and payable or reasonably estimated to be payable within the four consecutive Fiscal Quarters following such period) to the extent such Taxes exceed the amount of Tax expense deducted in arriving at Consolidated Net Income for such period; provided that, to the extent the aggregate amount of Tax reserves set aside and actually paid during such subsequent four consecutive Fiscal Quarters is less than such amount of Tax reserves set aside, the amount of such shortfall shall be added to the calculation of Excess Cash Flow at the end of such subsequent period of four consecutive Fiscal Quarters, plus

(xi) to the extent not expensed (or exceeding the amount expensed) during such period or not deducted (or exceeding the amount deducted) in calculating Consolidated Net Income, the aggregate amount of expenditures, fees, costs and expenses paid in Cash by the Borrowers and their Subsidiaries during such period, other than to the extent financed with long-term Indebtedness (other than revolving Indebtedness).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Percentage” has the meaning specified in Section 12.01(a).

“Exchange Rate” means on any day with respect to Dollars or any Alternative Currency, the rate at which such currency may be exchanged into Euros, as set forth at approximately 11:00 a.m. (London time) on such day on the Reuters World Currency Page for such currency; in the event that such rate does not appear on any Reuters World Currency Page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Borrowers, or, in the absence of such agreement, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about 10:00 a.m. (New York City time) on such date for the purchase of Euros for delivery two Business Days later.

“Excluded Information” means information regarding the Borrowers, the Sponsors or their respective Affiliates that may be material to a decision made by a Lender to participate in any assignment to an Affiliated Lender, including any information which is (a) not publicly available, (b) material with respect to the Parent Companies, the Borrowers and their respective subsidiaries or their respective securities for purposes of U.S. federal and state securities laws and (c) not of a type that would be publicly disclosed in connection with any issuance by the Parent Companies, the Borrowers or any of their respective subsidiaries of debt or equity securities issued pursuant to a public offering, a Rule 144A offering or other private placement where assisted by a placement agent.

“Excluded Subsidiary” means any Subsidiary that is (a) an Unrestricted Subsidiary, (b) not wholly owned directly by any Parent Company, the German Borrower, the U.S. Borrower or one or more of their respective wholly owned Subsidiaries, (c) an Immaterial Subsidiary (except to the extent necessary to comply with Section 6.13 hereof), (d) [reserved], (e) Foreign Subsidiary for which the providing of a Guarantee of the Obligations would reasonably be expected to result in a violation or breach of, or conflict with, fiduciary duties of such Foreign Subsidiary’s officers, directors, or managers as of the Closing Date, (f) a Subsidiary that is prohibited by applicable Law as of the Closing Date from guaranteeing the Facilities, or which would require governmental (including regulatory) consent, approval, license or authorization to provide a guarantee unless, such consent, approval, license or authorization has been received, in each case so long as the Administrative Agent shall have received a certification from a Responsible Officer of each Borrower as to the existence of such prohibition or consent, approval, license or authorization requirement as of the Closing Date, (g) a Subsidiary that is prohibited from guaranteeing the Facilities by any Contractual Obligation in existence on the Closing Date and is listed on Schedule 1.01(f) hereto (or, in the case of any newly-acquired Subsidiary, in existence at the time of acquisition thereof but not entered into in contemplation thereof), (h) a Subsidiary with respect to which a guarantee by it of the Facilities would result in material adverse tax consequences to Parent or one or more of its Subsidiaries, as reasonably determined by the Borrower Representative, (i) not-for-profit subsidiaries, (j) any Foreign Subsidiary to the extent excluded by application of the Guaranty and Security Principles, (k) Subsidiaries that are special purpose entities, (l) any other Subsidiary with respect to which the Borrowers and the Administrative Agent reasonably agree that the cost or other consequences (including any adverse tax consequences) of guaranteeing the Facilities shall be excessive in view of the benefits to be obtained by the Lenders therefrom or (m) any Subsidiary organized under the laws of South Africa, Brazil or China; provided that (i) no Borrower and no Parent Company shall constitute an “Excluded Subsidiary” and (ii) if a Subsidiary executes this Agreement as a “Guarantor,” then it shall not constitute an “Excluded Subsidiary” (unless released from its obligations in accordance with the terms hereof); provided further, that no Subsidiary of the Borrowers shall be an Excluded Subsidiary if such Subsidiary is not an “Excluded Subsidiary” (or comparable term) for the purposes of any Incremental Equivalent Debt, Refinancing Notes or any other Permitted Additional Debt.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a Lien to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guarantee of such Guarantor or the grant of such security interest would otherwise have become effective with respect to such Swap Obligation but for such Guarantor’s failure to constitute an “eligible contract participant”; provided that with the written consent of the Administrative Agent and the Borrowers, a given Excluded Swap Obligation (determined as provided above without regard to this proviso) may be excluded from this definition. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal or unlawful under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof).

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed on or measured by such Recipient’s net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable Lending Office or any other kind of permanent establishment located in, the jurisdiction imposing such Tax, (ii) that are Other Connection Taxes or (iii) imposed under § 49 para. 1 Nr. 5 lit. c (aa) of the German Income Tax Act by virtue of the Lender having security over German-situs real estate (inländischen Grundbesitz) or over rights subject to the civil law provisions applicable to real estate (inländische Rechte, die den Vorschriften des bürgerlichen Rechts über Grundstücke unterliegen) (“German Real Estate Security”), (b) Taxes attributable to such Recipient’s failure to comply with Section 3.01(h), (c) any withholding Taxes imposed under FATCA and (d) any withholding tax imposed on payments to a Lender by the German tax authorities under § 50a para. 7 German Income Tax Act by virtue of the Lender having German Real Estate Security.

“Executive Order” means Executive Order No. 13224 of September 23, 2001, entitled Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)).

“Exempt Intra-Group Obligation” means any Indebtedness of any Loan Party owing to any Subsidiary that is (i) not a Loan Party and (ii) organized in a jurisdiction in which no other Loan Party is organized, and the aggregate principal amount of such Indebtedness does not exceed €20,000,000 at any time.

“Existing Credit Agreement” means that certain Super Senior Revolving Facility Agreement dated as of June 10, 2011, among Holdings, Intermediate Holdings, the German Borrower, as the Company, UBS Limited, as Agent and Security Agent, and the other parties thereto, as the same has been amended, restated, supplemented or otherwise modified prior to the Closing Date.

“Existing PIK Notes” means the Orion Engineered Carbons Finance & Co. S.C.A.’s $425,000,000 9.25%/10.00% PIK Toggle Notes due 2019.

“Existing Senior Secured Notes” means the Orion Engineered Carbons BondCo GmbH’s Euro Denominated 10.000% Senior Secured Notes due 2018 and U.S. Dollar Denominated 9.625% Senior Secured Notes due 2018.

“Extended Revolving Credit Commitment” has the meaning specified in Section 2.15(a)(ii).

“Extended Revolving Loans” has the meaning specified in Section 2.15(a)(ii).

“Extended Term Loans” has the meaning specified in Section 2.15(a)(iii).

“Extending Term Lender” means any Term Lender holding Extended Term Loans.

“Extension” has the meaning specified in Section 2.15(a).

“Extension Offer” has the meaning specified in Section 2.15(a).

“Facility” means the Term Facilities, the Revolving Credit Facility or the Letter of Credit Sublimit, as the context may require.

“Factoring Assets” means any accounts receivable owed to any Borrower or any Subsidiary (whether now existing or arising or acquired in the future) arising in the ordinary course of business from the sale of goods or services, all collateral securing such accounts receivable, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable, all proceeds of such accounts receivable, any bank accounts (if such bank accounts are used solely to collect, receive and hold such proceeds) and other assets (including contract rights, transport insurance policies and credit insurance policies) which are of the type customarily transferred or in respect of which security interests are customarily granted in connection with the factoring of accounts receivable and which are sold, transferred, pledged or otherwise conveyed by a Borrower or a Subsidiary pursuant to a Permitted Factoring Arrangement.

“Failed Auction” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Fair Market Value” means the current value that would be attributed to Securitization Assets or Factoring Assets by an independent and unaffiliated third party purchasing the Securitization Assets or Factoring Assets in an arms-length sale transaction, as determined in good faith by the board of directors of the Borrower.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code, and any intergovernmental agreements and fiscal or regulatory legislation, rules or official interpretations adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code.

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to the Administrative Agent on such day on such transactions as determined by the Administrative Agent.

“Fee Letter” means the Fee Letter dated July 3, 2014 by and among the German Borrower and certain of the Arrangers.

“Finance Party” means any Agent, Arranger, L/C Issuer or Lender.

“Financial Officer” of any Person means the chief financial officer, the treasurer, any assistant treasurer, any vice president of finance or the controller of such Person or any officer with substantially equivalent responsibilities of any of the foregoing.

“Financial Officer Certification” means, with respect to the financial statements for which such certification is required, the certification of a Financial Officer of each Borrower that such financial statements fairly present, in all material respects, in accordance with IFRS, the consolidated financial condition of such Borrower as at the dates indicated and the results of its operations and its cash flows for the periods indicated, subject to (in the case of unaudited financial statements only) changes resulting from audit and normal year-end adjustments.

“First Lien Leverage Ratio” means the ratio, as of any date of determination, of (a) Consolidated First Lien Debt as of such date (net of the Unrestricted Cash Amount as of such date) to (b) Consolidated Adjusted EBITDA of Parent and its Subsidiaries for the Test Period then most recently ended for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable.

“Fiscal Quarter” means a fiscal quarter of any Fiscal Year.

“Fiscal Year” means the fiscal year of the Parent ending on December 31 of each year.

“Fitch” means Fitch Ratings Inc. and any successor thereto.

“Flood Hazard Property” means any Real Estate Asset subject to a Mortgage and located in an area designated by the Federal Emergency Management Agency as having special flood or mud slide hazards.

“Foreign Benefit Event” means, with respect to any Foreign Plan, (a) the existence of unfunded liabilities in excess of the amount permitted under any applicable Law, or in excess of the amount that would be permitted absent a waiver from a Governmental Authority, (b) the failure to make the required contributions or payments, under any applicable Law, on or before the due date for such contributions or payments, (c) the receipt of a notice by a Governmental Authority relating to (i) the intention to terminate any such Foreign Plan or to appoint a trustee or similar official to administer any such Foreign Plan or (ii) the insolvency of any such Foreign Plan, (d) the incurrence of any liability by the German Borrower or any its Subsidiaries under applicable Law on account of the complete or partial termination of such Foreign Plan or the complete or partial withdrawal of any participating employer therein or (e) the occurrence of any transaction that is prohibited under any applicable Law and that could reasonably be expected to result in the incurrence of any liability by the German Borrower any of its Subsidiaries, or the imposition on the German Borrower or any of its Subsidiaries of, any fine, excise tax or penalty resulting from any noncompliance with any applicable Law.

“Foreign Casualty Event” shall have the meaning assigned to such term in Section 2.05(b)(ix).

“Foreign Disposition” shall have the meaning assigned to such term in Section 2.05(b)(ix).

“Foreign Lender” means (a) if the applicable Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if the applicable Borrower is not a U.S. Person, a Lender that is resident or organized under the Laws of a jurisdiction other than that in which the applicable Borrower is resident for tax purposes.

“Foreign Plan” means any pension plan, benefit plan, fund (including any superannuation fund) or other similar program that, under the applicable Law of any jurisdiction other than the United States, is required to be funded through a trust or other funding vehicle (other than a trust or funding vehicle maintained exclusively by a Governmental Authority) by a Loan Party primarily for the benefit of employees employed and residing outside the United States.

“Foreign Subsidiary” means any direct or indirect Subsidiary of the German Borrower that is not a U.S. Subsidiary.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“French Guarantor” means any Guarantor organized or incorporated in France.

“French Loan Party” means any Loan Party organized or incorporated in France.

“Fronting Exposure” means, at any time there is a Defaulting Lender under any Tranche of the Revolving Credit Facility, with respect to an L/C Issuer under such Tranche, such Defaulting Lender’s Pro Rata Share of the outstanding L/C Obligations under such Tranche (other than L/C Obligations as to which such Defaulting Lender’s participation obligation has been reallocated to other Non-Defaulting Lenders under such Tranche or Cash Collateralized in accordance with the terms hereof).

“Funds Flow Statement” means a funds flow statement mutually agreed among the Borrowers and the Lead Arrangers which includes a statement of the sources and uses for the Transaction.

“German Borrower” has the meaning specified in the introductory paragraph to this Agreement.

“German Closing Security Documents” means (a) the German law share pledge agreement among Parent as pledgor, Holdings and the Collateral Agent relating to the shares of Holdings, (b) the German law share pledge agreement among Holdings as pledgor, Intermediate Holdings and the Collateral Agent relating to the shares of Intermediate Holdings, (c) the German law share pledge agreement among Intermediate Holdings as pledgor, the German Borrower and the Collateral Agent relating to the shares of the German Borrower, (d) the German law share pledge agreement among the German Borrower as pledgor, Orion Engineered Carbons International GmbH and the Collateral Agent relating to the shares of Orion Engineered Carbons International GmbH, (e) the German law security assignment agreement between Intermediate Holdings as assignor and the Collateral Agent relating to intra-group receivables, (f) the German law insurance receivables assignment agreement between the German Borrower as assignor and the Collateral Agent relating to insurance receivables of the German Borrower governed by German law, (g) a German law account pledge agreement among Parent, Intermediate Holdings and Holdings as pledgors and the Collateral Agent relating to the respective bank accounts of the pledgors, (h) a German law account pledge agreement among Orion Engineered Carbons International GmbH as pledgor and the Collateral Agent relating to the bank accounts of the pledgor, (i) a German law global assignment of receivables between the German Borrower as assignor and the Collateral Agent relating to certain trade and other receivables, (j) a German law security transfer agreement between the German Borrower as transferor and the Collateral Agent relating to movable assets of the transferors, (k) a German law assignment of receivables between Orion Engineered Carbons S.r.l. as assignor and the Collateral Agent relating to intra-group receivables, (l) a German law security purpose agreement relating to land charges between the German Borrower as chargor and the Collateral Agent and (m) a German law land charge, including a submission to immediate foreclosure, among the German Borrower as chargor and the Collateral Agent relating to certain real estate of the German Borrower.

“German Guarantor” means any Guarantor incorporated under the laws of Germany.

“German Guarantor Guaranty” has the meaning assigned to such term in Section 12.10(a).

“German Insolvency Code” means the German Insolvenzordnung of October 5, 1994, as amended.

“German Obligor” means, collectively, Holdings, Intermediate Holdings, the German Borrower and any German Guarantor and “German Obligors” means all of them.

“German Real Estate Security” has the meaning specified in the definition of “Excluded Taxes”.

“GmbHG” has the meaning assigned to such term in Section 12.10(b).

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, administrative tribunal, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Governmental Authorization” means any permit, license, authorization, plan, directive, consent order or consent decree of or from any Governmental Authority.

“Granting Lender” has the meaning specified in Section 10.05(e).

“Guarantee” means any obligation, contingent or otherwise, of any Person guaranteeing, or having the economic effect of guaranteeing, any Indebtedness or other monetary obligation of any other Person (the “Primary Obligor”) in any manner and including any obligation of such Person, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other monetary obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other monetary obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the Primary Obligor so as to enable the Primary Obligor to pay such Indebtedness or other monetary obligation, (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or monetary obligation, (e) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part) or (f) secured by any Lien on any assets of such Person securing any Indebtedness or other monetary obligation of any other Person, whether or not such Indebtedness or other monetary obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business, or customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with any acquisition, Disposition or other transaction permitted under this Agreement (other than such obligations with respect to Indebtedness). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith.

“Guaranteed Obligations” has the meaning assigned to such term in Section 12.01.

“Guarantor” means, collectively, (a) the Original Guarantors and (b) each Subsidiary of the Parent that executes a Guarantee after the Closing Date pursuant to Section 6.12.

“Guarantor Percentage” has the meaning assigned to such term in Section 12.11.

“Guaranty and Security Principles” means the principles set forth on Schedule 1.01(b).

“Hazardous Materials” means any chemical, material, substance or waste, or any constituent thereof, exposure to which is prohibited, limited or regulated by any Environmental Law or any Governmental Authority.

“Hazardous Materials Activity” means any past, current, proposed or threatened activity, event or occurrence involving any Hazardous Material, including the use, manufacture, possession, storage, holding, presence, existence, location, Release, threatened Release, discharge, placement, generation, transportation, processing, construction, treatment, abatement, removal, remediation, disposal, disposition or handling of any Hazardous Material, including any corrective action or response action with respect to any of the foregoing.

“Hedge Agreement” means any agreement with respect to any Derivative Transaction between any Loan Party and any other Person.

“Hedge Bank” means any Person that has executed the Intercreditor Agreement as a “Hedge Counterparty” (as defined in the Intercreditor Agreement) or executed and delivered (in its capacity as a “Hedge Counterparty” (as defined in the Intercreditor Agreement)) a Creditor/Representative Joinder to the Collateral Agent and the Administrative Agent, which Creditor/Representative Joinder has been accepted in accordance with the terms of the Intercreditor Agreement.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any Hedge Agreement.

“HGB” has the meaning assigned to such term in Section 12.10(b).

“Historical Financial Statements” has the meaning assigned to such term in Section 5.04(a).

“Holdings” has the meaning assigned to such term in the introductory paragraph to this Agreement.

“Honor Date” has the meaning specified in Section 2.03(c)(i).

“IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board; provided, however, that if the Borrower Representative (on behalf of the Borrowers) notifies the Administrative Agent that the Borrowers request an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date to the International Financial Reporting Standards or the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrowers that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change to the International Financial Reporting Standards or in the application thereof, then such provision shall be interpreted on the basis of to the International Financial Reporting Standards as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

“Immaterial Subsidiary” means, as of any date, any Subsidiary of the German Borrower that is not a Material Subsidiary.

“Immediate Family Member” means with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, domestic partner, former domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships), any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals, such individual’s estate (or an executor, administrator, heir or legatee, in each case, acting on their behalf) or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Incremental Cap” has the meaning assigned to such term in Section 2.14(a).

“Incremental Commitment” means any commitment made by a Lender to provide all or any portion of an Incremental Facility or Incremental Loans.

“Incremental Equivalent Debt” has the meaning assigned to such term in Section 7.01(x).

“Incremental Facilities” has the meaning assigned to such term in Section 2.14(a).

“Incremental Loans” has the meaning assigned to such term in Section 2.14(a).

“Incremental Revolving Commitment” means any commitment made by a Lender to provide all or any portion of an Incremental Revolving Facility or Incremental Revolving Loans.

“Incremental Revolving Facility” has the meaning assigned to such term in Section 2.14(a).

“Incremental Revolving Facility Lender” means, with respect to any Incremental Revolving Facility, each Revolving Lender providing any portion of such Incremental Revolving Facility.

“Incremental Revolving Loans” has the meaning assigned to such term in Section 2.14(a).

“Incremental Term Commitment” means any commitment made by a Lender to provide all or any portion of an Incremental Term Facility or Incremental Term Loans.

“Incremental Term Facility” has the meaning assigned to such term in Section 2.14(a).

“Incremental Term Loans” has the meaning assigned to such term in Section 2.14(a).

“Indebtedness” as applied to any Person, means, without duplication, (a) all indebtedness for borrowed money; (b) that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet in conformity with IFRS; (c) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments to the extent the same would appear as a liability on a balance sheet prepared in accordance with IFRS; (d) any obligation owed for all or any part of the deferred purchase price of property or services (excluding

(w) any earn out obligation or purchase price adjustment until such obligation becomes a liability on the balance sheet (excluding the footnotes thereto) in accordance with IFRS, (x) any such obligations incurred under ERISA, (y) accrued expenses and trade accounts payable in the ordinary course of business (including on an inter-company basis) and (z) liabilities associated with customer prepayments and deposits), which purchase price is (i) due more than six months from the date of incurrence of the obligation in respect thereof or (ii) evidenced by a note or similar written instrument to the extent the same would appear as a liability on a balance sheet prepared in accordance with IFRS; (e) all Indebtedness of others secured by any Lien on any property or asset owned or held by such Person regardless of whether the indebtedness secured thereby shall have been assumed by such Person or is non-recourse to the credit of such Person; (f) the face amount of any letter of credit issued for the account of such Person or as to which such Person is otherwise liable for reimbursement of drawings (except to the extent the relevant reimbursement obligations relate to trade payables and are satisfied within 20 days following the incurrence thereof); (g) the Guarantee by such Person of the Indebtedness of another; (h) all obligations of such Person in respect of any Disqualified Capital Stock and (i) all net obligations of such Person in respect of any Derivative Transaction, including any Hedge Agreement, whether or not entered into for hedging or speculative purposes; provided that (i) in no event shall obligations under any Derivative Transaction be deemed “Indebtedness” for any calculation of the Total Leverage Ratio, the First Lien Leverage Ratio, the Interest Coverage Ratio or any other financial ratio under this Agreement and (ii) the amount of Indebtedness of any Person for purposes of clause (e) shall be deemed to be equal to the lesser of (A) the aggregate unpaid amount of such Indebtedness and (B) the fair market value of the property encumbered thereby as determined by such Person in good faith. For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, except to the extent such Person’s liability for such Indebtedness is otherwise limited and only to the extent such Indebtedness would otherwise be included in the calculation of Consolidated Total Debt; provided that notwithstanding anything herein to the contrary, the term “Indebtedness” shall not include, and shall be calculated without giving effect to, (y) the effects of Accounting Standards Codification Topic 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose hereunder as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness hereunder but for the application of this proviso shall not be deemed an incurrence of Indebtedness hereunder and (z) the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Agreement as a result of accounting for any embedded derivative created by the terms of such Indebtedness and any such amounts that would have constituted Indebtedness under this Agreement but for the application of this sentence shall not be deemed to be an incurrence of Indebtedness under this Agreement. For the avoidance of doubt, Indebtedness shall exclude ordinary course intercompany payables among Parent and its subsidiaries.

“Indemnified Taxes” means (a) all Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), all Other Taxes.

“Indemnitee” has the meaning assigned to such term in Section 10.03(b).

“Information” has the meaning assigned to such term in Section 5.11(a).

“Initial Dollar Term Borrowing” means a borrowing consisting of simultaneous Initial Dollar Term Loans having the same Interest Period made by each of the Term Lenders with an Initial Dollar Term Commitment pursuant to Section 2.01(a) on the Closing Date.

“Initial Dollar Term Commitment” means, as to each Term Lender, its obligation to make Initial Dollar Term Loans to the Borrowers pursuant to Section 2.01(a) in an aggregate principal amount not to exceed the amount set forth opposite such Term Lender’s name on Schedule 2.01 under the caption “Initial Dollar Term Commitment” or opposite such caption in the Assignment and Assumption pursuant to which such Term Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement including as such amount may be reduced from time to time pursuant to Section 2.06 or reduced or increased from time to time pursuant to assignments by or to such Term Lender pursuant to an Assignment and Assumption. The initial aggregate amount of the Initial Dollar Term Commitments is an aggregate principal amount equal to the Euro Amount of €266,000,000 (which shall be fixed at the Dollar Amount of $358,062,600).

“Initial Dollar Term Loans” has the meaning specified in Section 2.01(a).

“Initial Euro Term Borrowing” means a borrowing consisting of simultaneous Initial Euro Term Loans having the same Interest Period made by each of the Term Lenders with an Initial Euro Term Commitment pursuant to Section 2.01(b) on the Closing Date.

“Initial Euro Term Commitment” means, as to each Term Lender, its obligation to make Initial Euro Term Loans to the Borrowers pursuant to Section 2.01(b) in an aggregate principal amount not to exceed the amount set forth opposite such Euro Term Lender’s name on Schedule 2.01 under the caption “Initial Euro Term Commitment” or opposite such caption in the Assignment and Assumption pursuant to which such Term Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement including as such amount may be reduced from time to time pursuant to Section 2.06 or reduced or increased from time to time pursuant to assignments by or to such Term Lender pursuant to an Assignment and Assumption. The initial aggregate amount of the Initial Euro Term Commitments is €399,000,000.

“Initial Euro Term Loans” has the meaning specified in Section 2.01(b).

“Initial Term Borrowings” means (a) the Initial Euro Term Borrowing and (b) the Initial Dollar Term Borrowing.

“Initial Term Commitments” means (a) the Initial Euro Term Commitments and (b) the Initial Dollar Term Commitments.

“Initial Term Loans” means (a) the Initial Euro Term Loans and (b) the Initial Dollar Term Loans.

“Intercreditor Agreement” means that certain Intercreditor Agreement substantially in form of Exhibit I hereto.

“Interest Coverage Ratio” means the ratio, as of any date of determination, of (a) Consolidated Adjusted EBITDA of Parent and its Subsidiaries for the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, to (b) Consolidated Interest Expense of Parent and its Subsidiaries for such Test Period.

“Interest Payment Date” means, (a) as to any Loan other than a Base Rate Loan, the last day of each Interest Period applicable to such Loan and the Maturity Date of the Facility under which such Loan was made; provided, however, that if any Interest Period for a Eurocurrency Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan, the last Business Day of each March, June, September and December and the Maturity Date of the Facility under which such Loan was made (commencing with the last Business Day of December 2014).

“Interest Period” means, as to each Eurocurrency Rate Loan, the period commencing on the date such Eurocurrency Rate Loan is disbursed or converted to or continued as a Eurocurrency Rate Loan and ending on the date one, three or six months thereafter, or to the extent consented to by all Appropriate Lenders, two or twelve months thereafter (or such shorter interest period as may be agreed to by all Appropriate Lenders), as selected by the Borrower Representative in a Committed Loan Notice; provided that:

(a) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(b) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(c) no Interest Period shall extend beyond the scheduled Maturity Date of the Facility under which such Loan was made.

“Intermediate Holdings” has the meaning assigned to such term in the introductory paragraph to this Agreement.

“Interpolated Rate” means, in relation to the Eurocurrency Rate for any Eurocurrency Rate Loan, the rate per annum (rounded to the same number of decimal places as the relevant Eurocurrency Rate) determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) the applicable Eurocurrency Rate for the longest period (for which the applicable Eurocurrency Rate is available for the applicable currency) that is shorter than the Interest Period of that Eurocurrency Rate Loan and (b) the applicable Eurocurrency Rate for the shortest period (for which such Eurocurrency Rate is available for the applicable currency) that exceeds the Interest Period of that Eurocurrency Rate Loan, in each case, as of (x) in the case of the Eurocurrency Rate based on clauses (a) and (c) of the definition of “Eurocurrency Rate”, 11:00 a.m. (London time) or (y) in the case of the Eurocurrency Rate based on clause (b) of the definition of “Eurocurrency Rate”, 11:00 a.m. (Brussels time), two Business Days prior to the first day of such Interest Period. When determining the rate for a period which is less than the shortest period for which the relevant Eurocurrency Rate is available, the applicable Eurocurrency Rate for purposes of clause (a) above shall be deemed to be the Overnight Rate.

“Investment” means (a) any purchase or other acquisition by the Borrowers or any of their Subsidiaries of, or of a beneficial interest in, any of the Securities of any other Person (other than the Borrowers or a Guarantor), (b) the acquisition by purchase or otherwise (other than purchases or other acquisitions of inventory, materials, supplies and/or equipment in the ordinary course of business) of all or a substantial portion of the business, property or fixed assets of any Person or any division or line of business or other business unit of any Person and (c) any loan, advance (other than (i) advances to current or former employees, officers, directors, members of management, managers, consultants or independent contractors of the Borrowers or their Subsidiaries or any Parent Company for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business and (ii) advances made on an intercompany basis in the ordinary course of business for the purchase of inventory) or capital contribution by the Borrowers or any of their Subsidiaries to any other Person (other than the Borrowers or any Guarantor). Subject to Section 6.10, the amount of any Investment shall be the original cost of such Investment, plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, but giving effect to any repayments of principal in the case of Investments in the form of loans and any return of capital or return on Investment in the case of equity Investments (whether as a distribution, dividend, redemption or sale but not in excess of the amount of the initial Investment).

“Investors” has the meaning specified in the definition “Permitted Holders”.

“IP Rights” has the meaning specified in Section 5.05(c).

“IPO” means the underwritten initial public offering of common shares of the Parent conducted pursuant to the Parent’s Registration Statement on Form F-1, initially filed with the Securities and Exchange Commission on April 21, 2014, that produces aggregate net proceeds to the Parent of at least $320,000,000.

“ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).

“Issuer Documents” means, with respect to any Letter of Credit, the Letter of Credit Application, and any other document, agreement and instrument entered into by the applicable L/C Issuer and the applicable Borrower or any Subsidiary or in favor of such L/C Issuer and relating to such Letter of Credit.

“Italian Civil Code” means the Italian civil code, enacted by Royal Decree No. 262 of 16 March 1942, as subsequently amended and supplemented.

“Italian Obligor” means an Loan Party which is incorporated under the laws of Italy.

“Italian Usury Law” has the meaning specified in Section 2.08(e).

“Junior Indebtedness” means any Subordinated Indebtedness or Indebtedness secured by Liens that are expressly junior to the Liens of the Collateral Agent with respect to the Collateral.

“Korean Guarantor” means a Guarantor incorporated or organized under the laws of the Republic of Korea.

“Korean Intercompany Lender” means (i) Orion Engineering Carbons Korea Co., Ltd., in the case Orion Engineering Carbons Co., Ltd. is the borrower of the Korean Intercompany Loan, and (ii) Orion Engineered Carbons GmbH (formerly known as Kinove German Bidco GmbH), in the case Orion Engineering Carbons Korea Co., Ltd. is the borrower of the Korean Intercompany Loan.

“Korean Intercompany Loan” means an intercompany loan made pursuant to a Korean Intercompany Loan Agreement.

“Korean Intercompany Loan Agreement” means all intercompany loan agreements entered into (or to be entered into) between a Korean Intercompany Lender and a Korean Guarantor.

“Latest Maturity Date” means, at any date of determination, the latest maturity or expiration date applicable to any Term Loan Tranche or Revolving Tranche at such time under this Agreement (including the latest maturity date or expiration date of any Extended Revolving Credit Commitment or any Extended Term Loan, in each case as extended in accordance with this Agreement from time to time).

“Laws” means, collectively, all applicable international, foreign, federal, provincial, state and local laws, statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority.

“L/C Advance” means, with respect to each Revolving Credit Lender, such Lender’s funding of its participation in any L/C Borrowing in accordance with its Pro Rata Share.

“L/C Borrowing” means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed by the Borrowers on the date required under Section 2.03(c)(i) or refinanced as a Revolving Credit Borrowing.

“L/C Credit Extension” means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the renewal or increase of the amount thereof.

“L/C Issuer” means any Lender reasonably acceptable to the Borrower Representative and with notice to the Administrative Agent that agrees to issue Letters of Credit pursuant hereto, in its capacity as an issuer of Letters of Credit hereunder.

“L/C Obligations” means, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts, including all L/C Borrowings. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.10. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

“Lead Arrangers” means Goldman Sachs and UBS, in their respective capacities as exclusive joint global coordinators and bookrunners.

“Lender” has the meaning specified in the introductory paragraph to this Agreement and, as the context requires, includes each L/C Issuer and each Ancillary Lender.

“Lending Office” means, as to any Lender, the office or offices of such Lender described as such in such Lender’s Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Borrower Representative and the Administrative Agent.

“Letter of Credit” means (a) any letter of credit issued hereunder (which may be a commercial letter of credit or a standby letter of credit) and (b) any guarantee, indemnity or other instrument, in each case in a form requested by the Borrower Representative and agreed by the applicable L/C Issuer.

“Letter of Credit Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by the applicable L/C Issuer, together with a request for L/C Credit Extension, substantially in form and substance reasonably acceptable to the applicable L/C Issuer and Administrative Agent.

“Letter of Credit Expiration Date” means, subject to Section 2.03(a)(i)(C), the day that is five Business Days prior to the scheduled Maturity Date then in effect for the applicable Revolving Tranche (or, if such day is not a Business Day, the next preceding Business Day).

“Letter of Credit Sublimit” means a Euro Amount equal to €25,000,000. The Letter of Credit Sublimit is part of, and not in addition to, the Revolving Credit Facility.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any Capital Lease having substantially the same economic effect as any of the foregoing), in each case, in the nature of security; provided that in no event shall an operating lease in and of itself be deemed a Lien.

“Loan” means an extension of credit by a Lender to the Borrowers under Article II in the form of a Term Loan (solely with respect to extensions of credit made to the Term Borrowers) or a Revolving Credit Loan (solely with respect to extensions of credit made to the Revolving Borrowers).

“Loan Documents” means, collectively, (i) this Agreement, (ii) the Notes, (iii) the Guarantee, (iv) the Collateral Documents, (v) each Letter of Credit Application, (vi) the Intercreditor Agreement and any other intercreditor agreement entered into in accordance with the terms of this Agreement, (vi) any agreement creating or perfecting rights in Cash Collateral pursuant to the provisions of this Agreement, (vii) the Fee Letter, (viii) any Refinancing Amendment, (ix) any Ancillary Document and (x) any other documents or instrument designated by the Borrower Representative and the Administrative Agent as a “Loan Document.” Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, amendments and restatements, supplements or other modifications thereto.

“Loan Guaranty” means the guaranty set forth in Article 12 of this Agreement.

“Loan Parties” means, collectively, the Borrowers and the Guarantors.

“Loan Party EBITDA” means, for any period for any Loan Party, the aggregate (without double counting) earnings before interest, tax, depreciation and amortization attributable to such Loan Party for such period, calculated on the same basis as Consolidated Adjusted EBITDA, but on an unconsolidated basis, and excluding all intra-group items and investments in such Loan Party’s Subsidiaries.

“London Banking Day” means any day on which dealings in Dollar deposits are conducted by and between banks in the London interbank market.

“Luxembourg” means the Grand Duchy of Luxembourg.

“Luxembourg Companies Register” means the Luxembourg Register of Commerce and Companies.

“Luxembourg Guarantor” means any Guarantor whose registered office or place of central administration is in Luxembourg.

“Luxembourg Loan Party” means the Parent and any Loan Party whose registered office or place of central administration is in Luxembourg.

“Luxembourg Security Documents” means (i) the Luxembourg law account pledge agreement made between the Parent as pledgor and the Collateral Agent relating to the bank accounts of the Parent and (ii) the Luxembourg law receivables pledge agreement made between the Parent as pledgor and the Collateral Agent relating to certain receivables owed to the Parent.

“Majority Lenders” means, with respect to any Tranche, those Non-Defaulting Lenders having Loans or Commitments in respect of such Tranche and which would constitute the Required Lenders under, and as defined in, this Agreement if all outstanding Obligations of the other Tranches under this Agreement were repaid in full and all Commitments with respect thereto were terminated.

“Management Determination” has the meaning assigned to such term in Section 12.10(f)(i).

“Material Adverse Effect” means (a) a material adverse effect on the business, assets, property, liabilities (actual or contingent), financial condition or results of operations of the Restricted Group, taken as a whole, (b) a material adverse effect on the ability of the Loan Parties (taken as a whole) to perform their respective obligations under the Loan Documents or (c) a material adverse effect on the rights and remedies of the Agents or the Lenders under the Loan Documents.

“Material Non-Public Information” means information which is (i) material with respect to Parent or any of its Subsidiaries, or any of the securities of any of the foregoing, for purposes of U.S. federal and state securities laws and (ii) not publicly available.

“Material Real Estate Asset” means (a) any fee-owned Real Estate Asset owned by any Loan Party as of the Closing Date having a fair market value (as reasonably estimated by the Borrowers) in excess of €5,000,000 as of such date and (b) any fee-owned Real Estate Asset acquired by any Loan Party after the Closing Date having a fair market value (as reasonably estimated by the Borrowers) in excess of €5,000,000 as of the date of acquisition thereof.

“Material Subsidiary” means, at any time:

(a) any Subsidiary of the German Borrower that:

(i)	is listed on Schedule 1.01(e), provided that, after the Closing Date, such Subsidiaries will only continue to be Material Subsidiaries to the extent they meet the conditions set forth in clauses (ii) or (iii) below;

(ii)	has Consolidated EBITDA (excluding goodwill, intra-group items and Investments in Subsidiaries) for any Test Period representing 5% or more of the Consolidated EBITDA of Parent and its Subsidiaries for such Test Period; or

(iii)	has gross assets (calculated as total assets excluding goodwill, intra-group items and Investments in Subsidiaries) at such time representing 5% or more of the consolidated gross assets of Parent and its Subsidiaries at such time, each as determined by reference to the most recently delivered Compliance Certificate delivered with the financial statements pursuant to Sections 6.01(b) and 6.01(c); and

(b) any direct holding company of a wholly-owned Subsidiary that itself is a Material Subsidiary pursuant to paragraph (a) above.

“Maturity Date” means: (a) with respect to the Revolving Credit Facility, the earlier of (i) July 25, 2019 (the “Original Revolving Maturity Date”) and (ii) the date of termination in whole of the Revolving Credit Commitments and the Letter of Credit Commitments pursuant to Section 2.06(a) or 8.02; and (b) with respect to the Initial Term Loans, the earliest of (i) July 25, 2021 (the “Original Term Maturity Date”), (ii) the date of termination in whole of the Initial Term Commitments pursuant to Section 2.06(a) prior to any Initial Term Borrowing and (iii) the date that the Initial Term Loans are declared due and payable pursuant to Section 8.02; provided that the reference to Maturity Date with respect to (i) Term Loans and Revolving Credit Commitments that are the subject of a loan modification offer pursuant to Section 10.02, (ii) Term Loans and Revolving Credit Commitments that are incurred pursuant to Sections 2.14 or 2.18 and (iii) Extended Term Loans and Extended Revolving Credit Commitments, shall, in each case, be the final maturity date as specified in the loan modification documentation, incremental documentation, specified refinancing documentation or Extension Offer, as applicable thereto.

“Maximum Guaranteed Amount” has the meaning assigned to such term in Section 12.12(b).

“Maximum Liability” has the meaning assigned to such term in Section 12.09.

“Maximum Rate” has the meaning assigned to such term in Section 10.19.

“Minimum Extension Condition” has the meaning assigned to such term in Section 2.15(b).

“Moody’s” means Moody’s Investors Service, Inc. and any successor thereto.

“Mortgaged Properties” means the owned real properties of the Loan Parties specified on Schedule 1.01(c), and each other Material Real Estate Asset with respect to which a Mortgage is required to be granted hereunder pursuant to Section 6.12.

“Mortgages” means any mortgage, land charge (Grundschuld), deed of trust or other agreement which grants or evidences a Lien in favor of the Collateral Agent, for the benefit of the Collateral Agent and the other relevant Secured Parties, on any Material Real Estate Asset (it being understood and agreed that any requirement for Mortgages shall be subject to the provisions of Section 6.12).

“Multiemployer Plan” means any employee benefit plan which is a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, to which any Loan Party or any of its Subsidiaries, or any of their respective ERISA Affiliates, makes or is obligated to make contributions and with respect to which any of them has an ongoing obligation.

“Narrative Report” means, with respect to the financial statements for which such narrative report is required, a narrative report describing the operations of the Borrowers and their Subsidiaries for the applicable Fiscal Quarter or Fiscal Year and for the period from the beginning of the then current Fiscal Year to the end of such period to which such financial statements relate.

“Net Assets” has the meaning assigned to such term in Section 12.10(a).

“Net Insurance/Condemnation Proceeds” means an amount equal to: (a) any Cash payments or proceeds (including Cash Equivalents) received by the Borrowers or any of their Subsidiaries (x) under any casualty insurance policy in respect of a covered loss thereunder of any assets of the Borrowers or any of their Subsidiaries or (y) as a result of the taking of any assets of the Borrowers or any of their Subsidiaries by any Person pursuant to the power of eminent domain, condemnation or otherwise, or pursuant to a sale of any such assets to a purchaser with such power under threat of such a taking, minus (b) (i) any actual out-of-pocket costs incurred by the Borrowers or any of their Subsidiaries in connection with the adjustment, settlement or collection of any claims the Borrowers or any of their Subsidiaries in respect thereof, (ii) the payment of the outstanding principal amount of, premium or penalty, if any, and interest and other amounts on any Indebtedness (other than the Loans or other Indebtedness secured by a Lien on the assets in question that is pari passu or junior to the Lien on the Collateral securing the Secured Obligations) that is secured by a Lien on the assets in question and that is required to be repaid (or otherwise comes due or would be in default, in each case, pursuant to the terms thereof as a result of such loss, taking or sale and is repaid) under the terms thereof as a result of such loss, taking or sale, (iii) [reserved], (iv) in the case of a taking, the reasonable out-of-pocket costs of putting any affected property in a safe and secure position, (v) any selling costs and out-of-pocket expenses (including reasonable broker’s fees or commissions, legal fees, transfer and similar Taxes and the Borrower Representative ’s good faith estimate of income Taxes paid or payable (including pursuant to Tax sharing arrangements in connection with such sale)) in connection with any sale of such assets as referred to in clause (a)(y) of this definition and (vi) any amounts provided as a reserve, in accordance with IFRS, against any liabilities under any indemnification obligations or purchase price adjustments associated with any sale or taking of such assets as referred to in clause (a)(y) of this definition (provided that to the extent and at the time any such amounts are released from such reserve, such amounts shall constitute Net Insurance/Condemnation Proceeds).

“Net Proceeds” means (a) with respect to any Disposition (including any Prepayment Asset Sale), the Cash proceeds thereof (including Cash Equivalents and Cash proceeds subsequently received (as and when received) in respect of non-Cash consideration initially received), net of (i) selling costs and out-of-pocket expenses (including reasonable broker’s fees or commissions, legal fees, transfer and similar Taxes and the Borrower Representative ’s good faith estimate of income Taxes paid or payable (including pursuant to Tax sharing arrangements) in connection with such sale), (ii) amounts provided as a reserve, in accordance with IFRS, against any liabilities under any indemnification obligations or purchase price adjustment associated with such Disposition (provided that to the extent and at the time any such amounts are released from such reserve, such amounts shall constitute Net Proceeds), (iii) the principal amount, premium or penalty, if any, interest and other amounts on any Indebtedness (other than the Loans or other Indebtedness secured by a Lien on the assets in question that is pari passu or junior to the Lien on the Collateral securing the Secured Obligations) which is secured by the asset sold in such Disposition and which is required to be repaid or otherwise comes due or would be in default, in each case, pursuant to the terms thereof as a result of such Disposition and is repaid (other than any such Indebtedness assumed by the purchaser of such asset), and (iv) Cash escrows (until released from escrow to the Borrower Representative or any of its Subsidiaries) from the sale price for such Disposition; and (b) with respect to any issuance or incurrence of Indebtedness or Capital Stock, the Cash proceeds thereof, net of all Taxes and customary fees, commissions, costs, underwriting discounts and other fees and expenses incurred in connection therewith.

“Non-Consenting Lender” has the meaning specified in Section 3.08(c).

“Non-Debt Fund Affiliate” means the Sponsor and any Affiliate of the Sponsor other than any Debt Fund Affiliate, Parent or any Subsidiary of Parent.

“Non-Defaulting Lender” means, at any time, any Lender other than a Defaulting Lender.

“Non-German Subsidiary” means any Subsidiary that is not organized, formed or incorporated in the Federal Republic of Germany.

“Non-Paying Guarantor” has the meaning assigned to such term in Section 12.11.

“Note” means a Term Note or a Revolving Credit Note, as the context may require.

“Obligated Party” has the meaning assigned to such term in Section 12.02.

“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document or otherwise with respect to any Loan or Letter of Credit, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding. Without limiting the generality of the foregoing, the Obligations of the Loan Parties under the Loan Documents include (x) the obligation to pay principal, interest, Letter of Credit commissions, charges, expenses, fees, indemnities and other amounts payable by any Loan Party under any Loan Document and (y) the obligation of any Loan Party to reimburse any amount in respect of any of the foregoing that any Lender, in its sole discretion, may elect to pay or advance on behalf of such Loan Party; provided that for the avoidance of doubt, the “Obligations” shall not include any Excluded Swap Obligations.

“OFAC” means the Office of Foreign Assets Control of the United States Treasury Department.

“Organizational Documents” means (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction), (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating or limited liability company agreement (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction), (c) with respect to any Loan Party established under the laws of Germany, solely its articles of association (Satzung or Gesellschaftsvertrag, as applicable) and, if applicable, any by-laws (Geschäftsordnung) of its supervisory or advisory board and (d) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture, trust or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Original Guarantor” means Parent and each Subsidiary of Parent listed on Schedule 1.01(d) hereto.

“Original Revolving Maturity Date” has the meaning specified in the definition of “Maturity Date”.

“Original Term Maturity Date” has the meaning specified in the definition of “Maturity Date”.

“Other L/C” has the meaning specified in Section 2.03(b)(v).

“Other Connection Taxes” means Taxes imposed on any Recipient as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising solely from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to and/or enforced any Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, excise, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are imposed with respect to an assignment (other than an assignment made pursuant to Section 3.08).

“Outstanding Amount” means: (a) with respect to the Term Loans and Revolving Credit Loans on any date, the aggregate outstanding principal Euro Amount thereof after giving effect to any borrowings and prepayments or repayments of the Term Loans and Revolving Credit Loans (including any refinancing of outstanding unpaid drawings under Letters of Credit or L/C Credit Extensions as a Revolving Credit Borrowing), as the case may be, occurring on such date; and (b) with respect to any L/C Obligations with respect to any Revolving Tranche on any date, the Euro Amount of such L/C Obligations on such date after giving effect to any L/C Credit Extension with respect to such Revolving Tranche occurring on such date and any other changes in the aggregate amount of the L/C Obligations with respect to such Revolving Tranche as of such date, including as a result of any reimbursements of outstanding unpaid drawings under any Letters of Credit (including any refinancing of outstanding unpaid drawings under Letters of Credit or L/C Credit Extensions as a Revolving Credit Borrowing under such Revolving Tranche) or any reductions in the maximum amount available for drawing under Letters of Credit taking effect on such date.

“Overnight Rate” means, for any day, (a) with respect to any amount denominated in Dollars, the Federal Funds Rate and (b) with respect to any amount denominated in Euros or an Alternative Currency, the rate of interest per annum at which overnight deposits in such currency, in an amount approximately equal to the amount with respect to which such rate is being determined, would be offered for such day by a branch or Affiliate of the Administrative Agent in the applicable offshore interbank market for such currency to major banks in such interbank market.

“Parent” has the meaning specified in the introductory paragraph to this Agreement.

“Parent Company” means (a) Parent, (b) Holdings, (c) Intermediate Holdings, (d) any Qualified Intermediate Holding Company and (e) any other Person of which any Borrower is a direct or indirect Wholly-Owned Subsidiary, but excluding any holder of publicly issued shares of Parent.

“Participant” has the meaning specified in Section 10.05(c)(i).

“Participant Register” has the meaning specified in Section 10.05(c)(ii).

“Participating Member State” means each state so described in any EMU Legislation.

“Party” means a party to this Agreement.

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

“Pension Plan” means any employee pension benefit plan, as defined in Section 3(2) of ERISA (other than a Multiemployer Plan), subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrowers or any of their Subsidiaries, or any of their respective ERISA Affiliates, is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Permitted Acquisition” means any acquisition by any Borrower or any of its Subsidiaries, whether by purchase, merger, amalgamation or otherwise, of all or substantially all of the assets of or any business line, unit, or division or any plant of, any Person or of at least a majority of the outstanding Capital Stock of any Person (but in any event including any Investment in a Subsidiary which serves to increase such Borrower’s or any Subsidiary’s respective equity ownership in such Subsidiary); provided that on the date of execution of the purchase agreement in respect of such acquisition, no Event of Default shall have occurred and be continuing or would result from the execution of such agreement.

“Permitted Factoring Arrangement” means any transaction or series of transactions entered into by any Borrower or any Subsidiary pursuant to which any Borrower or such Subsidiary sells, conveys, assigns or otherwise transfers Factoring Assets to a Qualified Factoring Agent in return for the simultaneous payment of a purchase price in immediately available funds; provided that such transaction is on customary market terms as determined in good faith by the board of directors of the Borrower Representative.

“Permitted Holders” means (a) Triton Advisers Limited and Rhone Group Capital (together with their respective affiliates and funds managed or advised by any of them or their respective affiliates, the “Sponsors”) and other investors disclosed to the Administrative Agent prior to the Closing Date, which may include members of management of the Borrowers and their subsidiaries (together with the Sponsors, the “Investors”), and (b) any person or entity with which the persons described in clause (a) form a “group” (within the meaning of the federal securities laws) so long as, in the case of this clause (b), such persons described in clause (a) beneficially own more than 50% of the relevant voting stock beneficially owned by that group.

“Permitted Liens” means Liens permitted pursuant to Section 7.02.

“Permitted Securitization” means a Securitization that complies with the following criteria: (i) the Securitization (including financing terms, covenants, termination events and other provisions) is in the aggregate fair and reasonable to the Borrowers and their Subsidiaries (other than the Securitization Subsidiary), on the one hand, and the related Securitization Subsidiary, on the other hand, (ii) the Securitization, including the sale of the Securitization Assets and/or the incurrence of Indebtedness in connection therewith, is effected on market terms, taking into account the applicable Securitization market for assets similar to the respective Securitization Assets and the structure implemented for such Securitization (as determined in good faith by the Parent), and (iii) subject to the Guarantee and Security Principles, the Securitization Seller’s Retained Interest and all proceeds thereof shall constitute Collateral hereunder and all necessary steps to perfect a security interest in favor of the Collateral Agent in such Securitization Seller’s Retained Interest are taken by the applicable Borrower or Subsidiary.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Platform” has the meaning specified in Section 6.01(l).

“Pledge and Security Agreement” means that certain Pledge and Security Agreement dated as of the Closing Date to be entered into by and among the U.S. Borrower, Orion Engineered Carbons USA Holdco LLC and Orion Engineered Carbons LLC, as grantors, and the Collateral Agent, together with each other security agreement and security agreement supplement executed and delivered pursuant to Section 6.12.

“Polish Guarantor” means a Guarantor incorporated and established under the laws of Poland.

“Preferred” as applied to the Equity Interests of any Person, means any Equity Interests of such Person (other than common Equity Interests of such Person) of any class or classes (however designed) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to the Equity Interests of any other class of such Person.

“Prepayment Amount” has the meaning specified in Section 2.05(c).

“Prepayment Asset Sale” means any Disposition by the Borrowers or their Subsidiaries made pursuant to Section 7.07(h), Section 7.07(j), Section 7.07(o), Section 7.07(q) and Section 7.07(r).

“Prepayment Date” has the meaning specified in Section 2.05(c).

“Prime Rate” means the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as reasonably determined by the Administrative Agent) or any similar release by the Federal Reserve Board (as reasonably determined by the Administrative Agent).

“Pro Forma Basis” or “pro forma effect” means with respect to any determination of the Total Net Leverage Ratio, the First Lien Leverage Ratio, Consolidated EBITDA or Consolidated Total Assets (including, in each case, component definitions thereof) that all specified transactions and the following transactions in connection therewith shall be deemed to have occurred as of the first day of the applicable Test Period (or, in the case of Consolidated Total Assets, as of the last day of such Test Period) with respect to any test or covenant for which such calculation is being made: (a) income statement items (whether positive or negative) attributable to the property or Person subject to such specified transaction, (i) in the case of a Disposition of all or substantially all of the Capital Stock of any Subsidiary of any Borrower or any business line, unit or division of any Borrower or any of its Subsidiaries or any designation of a subsidiary as an Unrestricted Subsidiary, shall be excluded, and (ii) in the case of a Permitted Acquisition, Investment or designation of an Unrestricted Subsidiary as a Subsidiary shall be included, (b) any retirement or repayment of Indebtedness (other than normal fluctuations in revolving Indebtedness incurred for working capital purposes), (c) any Indebtedness incurred by any Borrower or any of its Subsidiaries in connection therewith; provided that, (x) if such Indebtedness has a floating or formula rate, such Indebtedness shall have an implied rate of interest for the applicable period for purposes of this definition determined by utilizing the rate that is or would be in effect with respect to such Indebtedness at the relevant date of determination (taking into account any interest hedging arrangements applicable to such Indebtedness), (y) interest on any obligations with respect to Capital Leases shall be deemed to accrue at an interest rate reasonably determined by a Responsible Officer of such Borrower to be the rate of interest implicit in such obligation in accordance with IFRS and (z) interest on any Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate or other rate shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as such Borrower or such Subsidiary may designate and (d) the acquisition of any assets included in calculating Consolidated Total Assets, whether pursuant to any specified transaction or any Person becoming a subsidiary or merging, amalgamating or consolidating with or into any Borrower or any of its subsidiaries or the Disposition of any business line, unit or division included in calculating Consolidated Total Assets; provided that, the foregoing pro forma adjustments described in clause (a) above may be applied to any such test or covenant solely to the extent that such adjustments are consistent with the definition of “Consolidated EBITDA” and give effect to events (including operating expense reductions) that are (x) directly attributable to such transaction, (y) expected to have a continuing impact on the Borrowers and their subsidiaries and (z) factually supportable.

“Projections” means the projections of the Borrowers and the Subsidiaries included in the Information Memorandum (or a supplement thereto).

“Pro Rata Share” means, with respect to each Lender and any Facility or all the Facilities or any Tranche or all the Tranches (as the case may be) at any time, a fraction (expressed as a percentage, carried out to the ninth decimal place, and subject to adjustment as provided in Section 2.17), the numerator of which is the amount of the Commitments of such Lender under the applicable Facility or the Facilities or Tranche or Tranches (and, in the case of any Term Loan Tranche after the applicable borrowing date and without duplication, the outstanding principal amount of Term Loans under such Tranche, of such Lender, at such time) at such time and the denominator of which is the amount of the Aggregate Commitments under the applicable Facility or the Facilities or Tranche or Tranches at such time (and, in the case of any Term Loan Tranche and without duplication, the outstanding principal amount of Term Loans under such Tranche, at such time); provided that if the commitment of each Lender to make Loans and the obligation of each L/C Issuer to make L/C Credit Extensions have been terminated pursuant to Section 8.02, then the Pro Rata Share of each Lender shall be determined based on the Pro Rata Share of such Lender immediately prior to such termination and after giving effect to any subsequent assignments made pursuant to the terms hereof. The initial Pro Rata Share of each Lender as of the Closing Date is set forth opposite the name of such Lender on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender became a party hereto, as applicable.

“Purchase” has the meaning specified in the definition of “Dutch Auction”.

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, each Loan Party that has total assets exceeding $10,000,000 at the time the relevant guarantee or grant of the relevant security interest becomes effective with respect to such Swap Obligation or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Qualified Capital Stock” of any Person means any Capital Stock of such Person that is not Disqualified Capital Stock.

“Qualified Factoring Agent” means a bank, financial institution or other third party which provides financing pursuant to transactions similar to the type described in the definition of “Permitted Factoring Arrangement” in the ordinary course of its business.

“Qualified Holding Company Debt” means unsecured Indebtedness of any Parent Company (A) that is not subject to any Guarantee by any subsidiary of any Parent Company, (B) that will not mature prior to the date that is six (6) months after the Latest Maturity Date in effect on the date of the issuance or incurrence thereof, (C) that has no scheduled amortization or scheduled payments of principal prior to the date that is six (6) months after the Latest

Maturity Date in effect on the date of the issuance or incurrence thereof and is not subject to mandatory redemption, repurchase, prepayment or sinking fund obligation (it being understood that such Indebtedness may have mandatory prepayment, repurchase or redemption provisions satisfying the requirements of clause (D) below) and (D) that has mandatory prepayment, repurchase or redemption, covenant, default and remedy provisions customary for senior discount notes of an issuer that is the parent of a borrower under senior secured credit facilities; provided that the Borrower Representative shall have delivered a certificate of a Responsible Officer to the Administrative Agent at least five Business Days prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Borrower Representative has reasonably determined in good faith that such terms and conditions satisfy the foregoing requirement (and such certificate shall be conclusive evidence that such terms and conditions satisfy the foregoing requirement unless the Administrative Agent notifies the Borrower Representative within such five Business Day period that it disagrees with such determination (including a reasonably detailed description of the basis upon which it disagrees)); provided, further, that any such Indebtedness shall constitute Qualified Holding Company Debt only if immediately after giving effect to the issuance or incurrence thereof and the use of proceeds thereof, no Event of Default shall have occurred and be continuing.

“Qualified Intermediate Holding Company” means a Wholly-Owned Subsidiary of Parent (a) subject to the Guaranty and Security Principles, all of the Equity Interests of which have been pledged by Parent as Collateral and (b) that (i) is organized in either Luxembourg or Germany, (ii) is a Guarantor, (iii) directly owns 100% of Holdings, and (iv) subject to the Guaranty and Security Principles, has granted a Lien on substantially all of its assets as Collateral, including a pledge of all of the Equity Interests of Holdings and all of its intercompany receivables; provided, that, the Guaranty and Security Principles shall not prevent (i) the pledge by Parent of the Equity Interests of the Qualified Intermediate Holding Company as Collateral, (ii) the Qualified Intermediate Holding Company from providing a Loan Guaranty, and (iii) the Qualified Intermediate Holding Company from pledging the Equity Interests of Holdings and its intercompany receivables as Collateral.

“Qualifying Bid” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Qualifying Bids” has the meaning specified in the definition of “Dutch Auction”.

“Real Estate Asset” means all right, title and interest of any Loan Party in and to any real property and the improvements and fixtures thereon.

“Receiving Party” has the meaning specified in Section 3.01(i)(ii).

“Recipient” means the Administrative Agent, any Lender and any L/C Issuer, or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder or under any other Loan Document, as applicable.

“Recourse Permitted Securitization” means any one or more Permitted Securitizations guaranteed by (or otherwise with recourse to) any Borrower or any Subsidiary on an unsecured basis where such guarantee or recourse constitutes Indebtedness with an aggregate principal amount outstanding at any time that does not exceed (when aggregated with the amount of all Permitted Factoring Arrangements that are recourse to Parent or any of its Subsidiaries and constitute Indebtedness then outstanding) €30,000,000.

“Refinancing Amendment” means an amendment to this Agreement, in form and substance reasonably satisfactory to the Administrative Agent, among the Borrowers, the Administrative Agent and the Lenders providing Specified Refinancing Debt, effecting the incurrence of such Specified Refinancing Debt in accordance with Section 2.18.

“Refinancing Notes” means one or more series of (1) senior secured notes secured by the Collateral on a first lien “equal and ratable” basis with the Liens securing the Obligations issued by the Borrowers or (2) senior unsecured notes or senior secured notes secured by the Collateral on a “junior” basis with the Liens securing the Obligations issued by the Borrowers, in each case, in respect of a refinancing of outstanding Indebtedness of the Term Borrowers under any one or more Term Loan Tranches with the consent of the Administrative Agent (not to be unreasonably withheld, conditioned or delayed); provided that, (a) if such Refinancing Notes shall be secured, then such Refinancing Notes shall only be secured by a security interest in the Collateral that secured the Term Loan Tranche being refinanced; (b) such Refinancing Notes shall be issued subject to customary intercreditor arrangements that are reasonably satisfactory to the Administrative Agent (it being understood that, if such Refinancing Notes are senior unsecured notes, the form of Intercreditor Agreement is satisfactory to the Administrative Agent); (c) no Refinancing Notes shall (i) mature prior to the date that is 91 days after the Latest Maturity Date with respect to Term Loans then in effect immediately after giving effect to such refinancing or (ii) be subject to any amortization prior to the final maturity thereof, or be subject to any mandatory redemption or prepayment provisions or rights (except customary asset sale or change of control provisions); (d) the covenants, events of default, guarantees, collateral and other terms of such Refinancing Notes are customary for similar debt securities in light of then-prevailing market conditions at the time of issuance (it being understood that no Refinancing Notes shall include any financial maintenance covenants (including indirectly by way of a cross-default to this Agreement), but that customary cross-acceleration provisions may be included and that any negative covenants with respect to indebtedness, investments, liens or restricted payments shall be incurrence-based) and in any event are not more restrictive, when taken as a whole, to the Restricted Group than those set forth in this Agreement (other than with respect to interest rate, prepayment premiums and redemption provisions), except for covenants or other provisions applicable only to periods after the Latest Maturity Date then in effect immediately after giving effect to such refinancing (provided that a certificate of a Responsible Officer of the Borrower Representative delivered to the Administrative Agent in good faith at least five Business Days prior to the incurrence of such Refinancing Notes, together with a reasonably detailed description of the material terms and conditions of such Refinancing Notes or drafts of the documentation relating thereto, stating that the Borrower Representative has determined in good faith that such terms and conditions satisfy the requirements set forth in this clause (d), shall be conclusive evidence that such terms and conditions satisfy such requirement unless the Administrative Agent provides notice to the Borrower Representative of its objection during such five Business Day period (including a reasonable description of the basis upon which it objects)); (e) such Refinancing Notes may not have guarantees or Liens that are more extensive than those which applied to the Indebtedness being refinanced; and (f) the Net Cash Proceeds of such Refinancing Notes shall be applied, substantially concurrently with the incurrence thereof, to the pro rata prepayment of outstanding Term Loans under the applicable Term Loan Tranche being so refinanced.

“Register” has the meaning specified in Section 10.05(b)(iv).

“Regulation S-X” means Regulation S-X under the Securities Act.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, members, directors, managers, officers, employees, agents, attorneys-in-fact, trustees and advisors of such Person and of such Person’s Affiliates.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into the indoor or outdoor environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Material), including the movement of any Hazardous Material through the air, soil, surface water or groundwater.

“Relevant Party” has the meaning specified in Section 3.01(i)(ii).

“Relevant Transaction” has the meaning specified in Section 2.05(b)(ii).

“Replaceable Lender” has the meaning specified in Section 3.08(a).

“Replaced Revolving Facility” has the meaning specified in Section 10.02(d).

“Replaced Term Loans” has the meaning specified in Section 10.02(d).

“Replacement Revolving Facility” has the meaning assigned to such term in Section 10.02(c).

“Replacement Term Loans” has the meaning assigned to such term in Section 10.02(c).

“Reply Amount” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Reply Price” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Repricing Transaction” means each of (a) the prepayment, repayment, refinancing, substitution or replacement of all or a portion of the Term Loans substantially concurrently with the incurrence by any Loan Party of any term loans (including any Replacement Term Loans or Specified Refinancing Term Loans) having an effective interest cost or weighted average yield (with the comparative determinations to be made by the Administrative Agent in a manner consistent with generally accepted financial practices, and in any event consistent with the second proviso to Section 2.14(a)(iv)) that is less than the effective interest cost or weighted average yield (as determined by the Administrative Agent on the same basis) applicable to such Term Loans so prepaid, repaid, refinanced, substituted or replaced and (b) any amendment, waiver or other modification to this Agreement that would have the effect of reducing the effective interest cost of, or weighted average yield (to be determined by the Administrative Agent on the same basis as set forth in preceding clause(a)) of, the Term Loans; provided that the primary purpose of such prepayment, repayment, refinancing, substitution, replacement, amendment, waiver or other modification was to reduce the effective interest cost or weighted average yield of the Term Loans; provided, further, that in no event shall any such prepayment, repayment, refinancing, substitution, replacement, amendment, waiver or other modification in connection with a Change of Control or Transformative Acquisition constitute a Repricing Transaction. Any such determination by the Administrative Agent as contemplated by preceding clauses (a) and (b) shall be conclusive and binding on all Lenders, and the Administrative Agent shall have no liability to any Person with respect to such determination absent bad faith, gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final, non-appealable decision).

“Request for Credit Extension” means (a) with respect to a Borrowing, conversion or continuation of Loans, a Committed Loan Notice, and (b) with respect to an L/C Credit Extension, a Letter of Credit Application.

“Required Lenders” means, as of any date of determination, Lenders having more than 50% of the sum of the (a) Total Outstandings (with the aggregate Euro Amount of each Lender’s risk participation and funded participation in L/C Obligations being deemed “held” by such Lender for purposes of this definition), (b) aggregate unused Term Commitments and (c) aggregate unused Revolving Credit Commitments; provided that the unused Term Commitments of, unused Revolving Credit Commitment of, and the portion of the Total Outstandings held or deemed held by, (x) any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders and (y) any Affiliate Lenders (other than Debt Fund Affiliates) shall be deemed to have voted in the same proportion as Lenders that are not Affiliate Lenders vote on such matter.

“Required Revolving Lenders” means, as of any date of determination, Revolving Credit Lenders holding more than 50% of the sum of the Euro Amount of the (a) Total Revolving Credit Outstandings (with the aggregate amount of each Revolving Credit Lender’s risk participation and funded participation in L/C Obligations being deemed “held” by such Revolving Credit Lender for purposes of this definition) and (b) aggregate unused Revolving Credit Commitments; provided that the unused Revolving Credit Commitment of, and the portion of the Total Revolving Credit Outstandings held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Revolving Lenders.

“Requirements of Law” means, with respect to any Person, collectively, the common law and all federal, state, local, foreign, multinational or international laws, statutes, codes, treaties, standards, rules and regulations, guidelines, ordinances, orders, judgments, writs, injunctions, decrees (including administrative or judicial precedents or authorities) and the interpretation or administration thereof by, and other determinations, directives, requirements or requests of any Governmental Authority, in each case whether or not having the force of law and that are applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Responsible Officer” means the chief executive officer, manager, president, vice president, executive vice president, chief financial officer, treasurer or assistant treasurer, director (Geschäftsführer), secretary or assistant secretary or other similar officer of a Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restricted Debt” has the meaning set forth in Section 7.04(b).

“Restricted Debt Payment” has the meaning set forth in Section 7.04(b).

“Restricted Group” means Parent, Holdings, Intermediate Holdings, the Borrowers, and their respective Subsidiaries.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interest of any Person, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such Equity Interest, or on account of any return of capital to such Person’s stockholders, partners or members (or the equivalent Persons thereof).

“Revaluation Rate” means:

(a) with respect to any Revolving Credit Loan denominated in Dollars, Euros or an Alternative Currency, each of the following: (i) each date of a Borrowing of such Revolving Credit Loan, (ii) each date of a continuation of such Revolving Credit Loan pursuant to the terms of this Agreement, (iii) the date of any voluntary reduction of a Revolving Credit Commitment pursuant to this Agreement and (iv) the last day of each Fiscal Quarter of the German Borrower;

(b) with respect to any Letter of Credit denominated in Dollars, Euros or an Alternative Currency, each of the following: (i) each date of such L/C Credit Extension, (ii) each date of any amendment of such Letter of Credit that would have the effect of increasing the face amount thereof and (iii) the last day of each Fiscal Quarter of the German Borrower;

(c) with respect to any bank guarantee denominated in Dollars, Euros or an Alternative Currency, each of the following: (i) each date of issuance of such bank guarantee, (ii) each date of any amendment of such bank guarantee that would have the effect of increasing the stated amount thereof and (iii) the last day of each Fiscal Quarter of the German Borrower; and

(d) with respect to the unused Revolving Credit Commitment of a given Lender pursuant to Section 2.09(a), each day of the applicable period such unused Revolving Credit Commitment is in effect.

“Revolving Borrowers” means the German Borrower, the U.S. Borrower, Orion Engineered Carbons International GmbH, in respect of an Ancillary Facility only, any Affiliate of a Borrower that becomes a borrower of that Ancillary Facility pursuant to Section 2.19, and such other Subsidiaries of the German Borrower so long as (x) such Subsidiaries are organized in Germany or the United States, or (y) all of the Revolving Borrowers and Revolving Lenders agree, and, in the case of clauses (x) and (y), such other Subsidiaries have entered into and delivered documentation in connection therewith, as reasonably requested by the Administrative Agent, in form and substance reasonably satisfactory thereto.

“Revolving Credit Borrowing” means a borrowing of any Tranche of the Revolving Credit Facility consisting of simultaneous Revolving Credit Loans of the same Type and currency and, in the case of Eurocurrency Rate Loans, having the same Interest Period made by each of the Revolving Credit Lenders pursuant to Section 2.01(c).

“Revolving Credit Commitment” means, as to each Revolving Credit Lender, its obligation to (a) make Revolving Credit Loans to the Borrowers pursuant to Section 2.01(c) and (b) purchase participations in L/C Obligations, in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Lender’s name on Schedule 2.01 under the caption “Revolving Credit Commitment” or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement. The Revolving Credit Commitments shall include all Extended Revolving Credit Commitments, commitments with respect to Incremental Revolving Facilities, and Ancillary Commitments. The aggregate Revolving Credit Commitment of all Revolving Credit Lenders shall be €115,000,000 on the Closing Date, as such amount may be adjusted from time to time in accordance with the terms of this Agreement.

“Revolving Credit Facility” means, at any time, the aggregate amount of the Revolving Credit Lenders’ Revolving Credit Commitments at such time.

“Revolving Credit Lender” means, at any time, any Lender that has a Revolving Credit Commitment at such time (and after the termination of all Revolving Credit Commitments, any Lender that holds any Outstanding Amount in respect of Revolving Credit Loans and/or L/C Obligations).

“Revolving Credit Loan” has the meaning specified in Section 2.01(c).

“Revolving Credit Note” means a promissory note of the Revolving Borrowers payable to any Revolving Credit Lender or its registered assigns, in substantially the form of Exhibit C hereto, evidencing the aggregate indebtedness of the Revolving Borrowers to such Revolving Credit Lender resulting from the Revolving Credit Loans made by such Revolving Credit Lender.

“Revolving Facility Utilisation” means a Revolving Credit Loan or a Letter of Credit.

“Revolving Tranche” means (a) the Revolving Credit Facility, (b) any Extended Revolving Credit Commitments, and (c) any commitments with respect to Incremental Revolving Facilities (other than any Incremental Revolving Facility in the form of an increase to the Commitments under the Revolving Credit Facility), in each case, including the extensions of credit made thereunder.

“S&P” means Standard & Poor’s Financial Services LLC, a wholly owned subsidiary of The McGraw-Hill Companies, Inc., and any successor thereto.

“Sale and Lease-Back Transactions” has the meaning specified in Section 7.08.

“Same Day Funds” means disbursements and payments in immediately available funds.

“Sanctioned Country” means, at any time, a country or territory which is the subject of Sanctions Laws and Regulations or EU Sanctions Laws and Regulations.

“Sanctioned Person” has the meaning assigned to such term in Section 5.16(a).

“Sanctions Laws and Regulations” means (i) any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the USA PATRIOT Act, the Executive Order No. 13224 of September 23, 2001, entitled Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), the U.S. International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the U.S. Syria Accountability and Lebanese Sovereignty Act, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act, Section 1245 of the National Defense Authorization Act of 2012, all as amended, or any of the foreign assets control regulations (including but not limited to 31 C.F.R., Subtitle B, Chapter V, as amended) or any other law or executive order relating thereto administered by the U.S. Department of the Treasury Office of Foreign Assets Control, and any similar law, regulation, or executive order enacted in the United States after the date of this Agreement and (ii) any sanctions or requirements imposed under similar laws or regulations enacted by the United Kingdom that apply to any Borrower or Subsidiary.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Secured Cash Management Agreement” means any Cash Management Agreement that is entered into by and between any Loan Party and any Cash Management Bank, except for any such Cash Management Agreement designated by the Borrower Representative in writing to the Administrative Agent as an “unsecured cash management agreement” as of the Closing Date or, if later, as of the time of entering into such Cash Management Agreement.

“Secured Cash Management Obligations” means all Cash Management Obligations under any Secured Cash Management Agreement.

“Secured Hedge Agreement” means any Hedge Agreement permitted under Article VII that is entered into by and between any Loan Party and any Hedge Bank.

“Secured Hedging Obligations” means all Hedging Obligations under any Secured Hedge Agreement; provided that the “Secured Hedging Obligations” shall not include any Excluded Swap Obligations.

“Secured Obligations” means (a) the Obligations, (b) the Secured Hedging Obligations and (c) the Secured Cash Management Obligations; provided that the “Secured Obligations” shall not include any Excluded Swap Obligations.

“Secured Parties” means, collectively, the Administrative Agent, the Collateral Agent, the Lenders, the Hedge Banks to the extent they are party to one or more Secured Hedge Agreements, the Cash Management Banks to the extent they are party to one or more Secured Cash Management Agreements, any Supplemental Agent and each co-agent or sub-agent appointed by the Administrative Agent or the Collateral Agent from time to time pursuant to Article 9 or the Intercreditor Agreement.

“Securities” means any stock, shares, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing; provided that “Securities” shall not include any earn-out agreement or obligation or any employee bonus or other incentive compensation plan or agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Securitization” means any transaction or series of transactions entered into by any Borrower or any Subsidiary pursuant to which such Borrower or such Subsidiary, as the case may be, sells, conveys, assigns, grants an interest in or otherwise transfers to a Securitization Subsidiary, Securitization Assets (and/or grants a security interest in such Securitization Assets transferred or purported to be transferred to such Securitization Subsidiary), and which Securitization Subsidiary finances the acquisition of such Securitization Assets (i) with cash, (ii) with the issuance to such Borrower or such Subsidiary of Securitization Seller’s Retained Interests or an increase in such Securitization Seller’s Retained Interests or (iii) with proceeds from the sale or collection of Securitization Assets.

“Securitization Assets” means any accounts receivable owed to any Borrower or any Subsidiary (whether now existing or arising or acquired in the future) arising in the ordinary course of business from the sale of goods or services, all collateral securing such accounts receivable, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable, all proceeds of such accounts receivable, any bank accounts (if such bank accounts are used solely to collect, receive and hold such proceeds) and other assets (including contract rights, transport insurance policies and credit insurance policies) which are of the type customarily transferred or in respect of which security interests are customarily granted in connection with securitizations of accounts receivable and which are sold, transferred, pledged or otherwise conveyed by a Borrower or a Subsidiary pursuant to a Securitization.

“Securitization Seller’s Retained Interest” means the debt or equity interests held by any Borrower or any Subsidiary in a Securitization Subsidiary to which Securitization Assets have been transferred, including any such debt or equity received as consideration for or as a portion of the purchase price for the Securitization Assets transferred, or any other instrument through which any Borrower or any Subsidiary has rights to or receives distributions in respect of any residual or excess interest in the Securitization Assets.

“Securitization Subsidiary” means a Person to which any Borrower or any Subsidiary sells, conveys, transfers or grants a security interest in Securitization Assets, which Person (i) is formed for the limited purpose of effecting one or more Securitizations and related activities, or, in the case of a Person that is a financing conduit, which Person is formed for the limited purpose of effecting financing transactions, (ii) does not have any Indebtedness that is guaranteed by or otherwise recourse to any member of the Restricted Group or any of their respective assets or properties (other than pursuant to Standard Securitization Undertakings), and (iii) with respect to which none of the Restricted Group has any obligation to maintain such Person’s financial condition or cause such entity to achieve any specified level of operating results (other than pursuant to Standard Securitization Undertakings); provided that, in the event such Securitization Subsidiary is a subsidiary of the Parent, it shall have been designated by the board of directors in its sole discretion, as an Unrestricted Subsidiary.

“Security Supplement” has the meaning specified in the Pledge and Security Agreement.

“Share Capital Increase Resolution” has the meaning assigned to such term in Section 8.01(l).

“SPC” has the meaning assigned to such term in Section 10.05(e).

“Specified Refinancing Debt” has the meaning specified in Section 2.18(a).

“Specified Refinancing Revolving Credit Commitment” has the meaning specified in Section 2.18(a).

“Specified Refinancing Term Commitment” has the meaning specified in Section 2.18(a).

“Specified Refinancing Term Loans” has the meaning specified in Section 2.18(a).

“Sponsors” has the meaning specified in the definition “Permitted Holders.”

“Standard Securitization Undertakings” means representations, warranties, covenants, repurchase obligations, guarantees of performance and indemnities entered into by Holdings or any Subsidiary which are customary on the date thereof for the parent of a seller or servicer of assets transferred in connection with a Permitted Securitization; provided that, solely with respect to Recourse Permitted Securitizations, the “Standard Securitization Undertakings” shall include Additional Securitization Undertakings.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the FRB to which the Administrative Agent is subject with respect to the Adjusted Eurocurrency Rate, for Eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the FRB). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurocurrency Rate Loans shall be deemed to constitute Eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subordinated Indebtedness” means any Indebtedness of the German Borrower or any of its Subsidiaries that is expressly subordinated in right of payment to the Obligations (other than Indebtedness among any of the Loan Parties and their respective subsidiaries).

“subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50.0% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of such Person or a combination thereof; provided that in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding.

“Subsidiary” means any subsidiary of the Parent other than an Unrestricted Subsidiary.

“Successor Parent Company” has the meaning assigned to such term in Section 7.14.

“Successor Person” has the meaning assigned to such term in Section 7.07(a).

“Supplier” has the meaning specified in Section 3.01(i)(ii).

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“TARGET Day” means any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET) payment system (or, if such payment system ceases to be operative, such other payment system (if any) determined by the Administrative Agent to be a suitable replacement) is open for the settlement of payments in Euros.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Tax Structure Memorandum” means the Project Vega – Tax Structure Memorandum dated July 24, 2014, prepared by Ernst and Young.

“Term Borrowers” means German Borrower and the U.S. Borrower, and “Term Borrower” means any one of them.

“Term Borrowing” means a borrowing of the same Type of Term Loan of a single Tranche from all the Lenders having Term Commitments of the respective Tranche on a given date (or resulting from a conversion or conversions on such date) having, in the case of Eurocurrency Rate Loans, the same Interest Period.

“Term Commitment” means, as to each Term Lender, (i) the Initial Term Commitments, (ii) an Incremental Term Commitment or (iii) a Specified Refinancing Term Commitment. The amount of each Lender’s Initial Term Commitment is as set forth in the definition thereof and the amount of each Lender’s other Term Commitments shall be as set forth in the Assignment and Assumption, or in the amendment or agreement relating to the respective Term Commitment Increase, Incremental Term Commitment, commitments with respect to Extended Term Loans or Specified Refinancing Term Commitment pursuant to which such Lender shall have assumed its Term Commitment, as the case may be, as such amounts may be adjusted from time to time in accordance with this Agreement.

“Term Facility” means a facility in respect of any Term Loan Tranche, as the context requires.

“Term Lender” means (a) at any time on or prior to the Closing Date, any Lender that has an Initial Term Dollar Commitment and/or an Initial Euro Term Commitment at such time and (b) at any time after the Closing Date, any Lender that holds Term Loans and/or Term Commitments at such time.

“Term Loan” means an advance made by any Term Lender under any Term Facility.

“Term Loan Tranche” means the respective facility and commitments utilized in making Term Loans hereunder, including (i) as of the Closing Date (A) the Initial Dollar Term Loans and (B) the Initial Euro Term Loans and (ii) additional Term Loan Tranches that may be added after the Closing Date, i.e., Incremental Term Loans, Specified Refinancing Term Loans, Extended Term Loans, and Specified Refinancing Term Commitments.

“Term Note” means a promissory note of the Term Borrowers payable to the order of any Term Lender or its registered assigns, in substantially the form of Exhibit B hereto, evidencing the indebtedness of the Term Borrowers to such Term Lender resulting from the Term Loans under the same Term Loan Tranche made or held by such Term Lender.

“Termination Date” means the date on which all Commitments have expired or terminated and the principal of and interest on each Loan and all fees, expenses and other amounts payable under any Loan Document (other than contingent indemnification obligations for which no claim or demand has been made) have been pain in full in Cash, and no Letter of Credit shall remain outstanding (other than Letters of Credit which have been Cash Collateralized).

“Test Period” means a period of four consecutive Fiscal Quarters.

“Threshold Amount” means €25,000,000.

“Total Net Leverage Ratio” means the ratio, on any date of determination, of (a) Consolidated Total Debt as of such date (less the Unrestricted Cash Amount as of such date) to (b) Consolidated EBITDA of Parent and its Subsidiaries for the Test Period then most recently ended for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable.

“Total Outstandings” means the aggregate Outstanding Amount of all Loans and all L/C Obligations.

“Total Revolving Credit Outstandings” means the aggregate Outstanding Amount of all Revolving Credit Loans and L/C Obligations.

“Tranche” means any Term Loan Tranche or any Revolving Tranche.

“Transaction” means, collectively, the repayment of existing indebtedness of Parent and its subsidiaries consisting of the Senior Secured Notes, the Existing PIK Notes (and certain related shareholder debt) and Indebtedness under the Existing Credit Agreement, the release and termination of Liens securing such existing indebtedness, the consummation of the IPO and the receipt of gross proceeds therefrom in an aggregate amount no less than $320,000,000, and the payment of all fees, costs and expenses incurred in connection with the transactions described in the foregoing provisions of this definition (the “Transaction Costs”). “Transactions” shall have a corresponding meaning.

“Transaction Costs” has the meaning given to such term in the definition of “Transaction”.

“Transformative Acquisition” shall mean any acquisition that either (a) is not permitted by the terms of this Agreement immediately prior to the consummation of such acquisition or (b) if permitted by the terms of this Agreement immediately prior to the consummation of such acquisition, would not provide the Parent and its Subsidiaries with adequate flexibility under this Agreement for the continuation and/or expansion of their combined operations following such consummation, as determined by the Borrower Representative acting in good faith.

“Type” means, with respect to a Loan, its character as a Base Rate Loan or a Eurocurrency Rate Loan.

“UBS” has the meaning specified in the definition of “Arrangers”.

“Unfunded Advances/Participations” means (a) with respect to the Administrative Agent, the aggregate amount, if any (i) made available to the Borrowers on the assumption that each Lender has made available to the Administrative Agent such Lender’s share of the applicable Borrowing available to the Administrative Agent as contemplated by Section 2.12(b) and (ii) with respect to which a corresponding amount shall not in fact have been returned to the Administrative Agent by the Borrowers or made available to the Administrative Agent by any such Lender and (b) with respect to any L/C Issuer, the aggregate amount, if any, of amounts drawn under Letters of Credit in respect of which a Revolving Credit Lender shall have failed to make Revolving Credit Loans or L/C Advances to reimburse such L/C Issuer pursuant to Section 2.03(c).

“Uniform Commercial Code” or “UCC” means the Uniform Commercial Code as the same may from time to time be in effect in the State of New York or the Uniform Commercial Code (or similar code or statute) of another jurisdiction, to the extent it may be required to apply to any item or items of Collateral.

“United States” and “U.S.” mean the United States of America.

“Unreimbursed Amount” has the meaning specified in Section 2.03(c)(i).

“Unrestricted Cash Amount” means, as of any date of determination, the amount of (a) unrestricted Cash and Cash Equivalents of Parent and its Subsidiaries and (b) Cash and Cash Equivalents restricted as a result of being pledged in favor of the Facilities on a first priority basis (and which may be pledged to secure other Indebtedness in accordance with the terms of this Agreement), determined in accordance with IFRS.

“Unrestricted Subsidiary” means (i) any subsidiary of the German Borrower designated by the Borrower Representative as an Unrestricted Subsidiary pursuant to Section 6.10 subsequent to the Closing Date and (ii) any Securitization Subsidiary, if a subsidiary of the Parent.

“U.S. Bankruptcy Code” means Title 11 of the Bankruptcy Code of the United States or any successor thereof (as amended).

“U.S. Borrower” has the meaning specified in the introductory paragraph to this Agreement.

“U.S. Person” means any Person that is a “United States person” as defined in Section 7701(a)(30) of the Code.

“U.S. Revolving Borrower” means the U.S. Borrower.

“U.S. Subsidiary” means any Subsidiary of the Parent that is organized under the laws of the United States, any state thereof or the District of Columbia.

“USA PATRIOT Act” means The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)).

“VAT” means (a) any tax imposed in compliance with the Council Directive of November 28, 2006 on the common system of value added tax (EC Directive 2006/112) and (b) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years (and/or portion thereof) obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Subsidiary” of any Person means a subsidiary of such Person, 100.0% of the Capital Stock of which (other than directors’ qualifying shares or shares required by law to be owned by a resident of the relevant jurisdiction) shall be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

Section 1.02 Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b) The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in any Loan Document shall refer to such Loan Document as a whole and not to any particular provision thereof.

(c) References in this Agreement to an Exhibit, Schedule, Article, Section, clause or sub-clause refer (A) to the appropriate Exhibit or Schedule to, or Article, Section, clause or sub-clause in this Agreement or (B) to the extent such references are not present in this Agreement, to the Loan Document in which such reference appears.

(d) The terms, “include”, “includes” and “including” are by way of example and not limitation.

(e) The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(f) Any reference herein to any Person shall be construed to include such Person’s successors and assigns.

(g) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including”.

(h) The term “will” will be construed to have the same meaning and effect as the term “shall”.

(i) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

(j) A Borrower providing cash cover for an Ancillary Facility means a Borrower paying an amount in the currency of the Ancillary Facility to an interest bearing account in the name of such Borrower and the following conditions being met:

(i) the account is with the Collateral Agent or the relevant Ancillary Lender for which that cash cover is to be provided;

(ii) until no amount is or may be outstanding under that Ancillary Facility, withdrawals from the account may only be made to pay a Lender amounts due and payable to it under this Agreement in respect of that Ancillary Facility; and

(iii) such Borrower has executed a security document over that account, in form and substance satisfactory to the Collateral Agent or Ancillary Lender with which that account is held, creating a first ranking security interest over that account.

(k) A Borrower repaying or prepaying an Ancillary Outstandings means:

(i) that Borrower providing cash cover in respect of the Ancillary Outstandings;

(ii) the maximum amount payable under the Ancillary Facility being reduced or cancelled in accordance with its terms; or

(iii) the Ancillary Lender being satisfied that it has no further liability under that Ancillary Facility, and the amount by which Ancillary Outstandings are repaid or prepaid under paragraphs (i) and (ii) above is the amount of the relevant cash cover or reduction or, in the case of (iii) the full amount of such Ancillary Outstandings.

(l) An amount borrowed includes any amount utilized under an Ancillary Facility.

Section 1.03 Accounting Terms.

(a) All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with IFRS, as in effect from time to time.

(b) If at any time any change in IFRS or the application thereof would affect the computation or interpretation of any financial ratio, basket, requirement or other provision set forth in any Loan Document, and either the Borrowers or the Required Lenders shall so request, the Administrative Agent and the Borrower Representative shall negotiate in good faith to amend such ratio, basket, requirement or other provision to preserve the original intent thereof in light of such change in IFRS or the application thereof (subject to the approval of the Required Lenders not to be unreasonably withheld, conditioned or delayed) (provided that any change affecting the computation of the ratio set forth in Section 7.16 shall be subject solely to the approval of the Required Revolving Lenders (not to be unreasonably withheld, conditioned or delayed) and the Borrowers); provided that, until so amended, (i) (A) such ratio, basket, requirement or other provision shall continue to be computed or interpreted in accordance with IFRS or the application thereof prior to such change therein and (B) the Borrower Representative shall provide to the Administrative Agent and the Lenders a written reconciliation, in form and substance reasonably satisfactory to the Administrative Agent, between calculations of such ratio, basket, requirement or other provision made before and after giving effect to such change in IFRS or the application thereof or (ii) subject to the rights of the Required Lenders set forth in this Section 1.03(b), the Borrower Representative may elect to fix IFRS (for purposes of such ratio, basket, requirement or other provision) as of another later date notified in writing to the Administrative Agent from time to time.

(c) Notwithstanding anything to the contrary contained herein, all such financial statements shall be prepared, and all financial covenants contained herein or in any other Loan Document shall be calculated, in each case, without giving effect to any election under IAS 39 (or any similar accounting principle) permitting a Person to value its financial liabilities at the fair value thereof.

Section 1.04 Rounding. Any financial ratios required to be maintained by Parent, or satisfied in order for a specific action to be permitted, under this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

Section 1.05 References to Agreements and Laws. Unless otherwise expressly provided herein, (a) references to Organization Documents, agreements (including the Loan Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted by any Loan Document and (b) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

Section 1.06 Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight savings or standard, as applicable).

Section 1.07 Timing of Payment or Performance. When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment (other than as specifically provided in Section 2.12 or as described in the definition of “Interest Period”) or performance shall extend to the immediately succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension.

Section 1.08 Currency Equivalents Generally.

(a) Whenever in this Agreement in connection with a borrowing, conversion, continuation or prepayment of a Eurocurrency Rate Loan or the issuance, amendment or extension of a Letter of Credit, an amount, such as a required minimum or multiple amount, is expressed in Euros, but such borrowing, Eurocurrency Rate Loan or Letter of Credit is denominated in Dollars or in an Alternative Currency, such amount shall be the Euro Amount thereof, such Euro Amount to be determined by the Administrative Agent at the Exchange Rate of such Euro Amount (rounded to the nearest unit of Dollars or such Alternative Currency, with 0.5 or a higher unit being rounded upward). The Administrative Agent shall determine the Euro Amount of each Revolving Credit Loan denominated in Dollars or an Alternative Currency and each L/C Obligation in respect of Letters of Credit denominated in Dollars or an Alternative Currency as of each Revaluation Date and shall promptly notify the Borrower Representative and the Lenders of each Euro Amount so determined by it. Each such determination shall be based on the Exchange Rate (x) on the date of the related Request for Credit Extension for purposes of the initial such determination for any Revolving Credit Loan, Letter of Credit or bank guarantee and (y) on the fourth Business Day prior to the date as of which such Euro Amount is to be determined, for purposes of any subsequent determination. Such Exchange Rates shall become effective as of such Revaluation Date and shall be the Exchange Rates employed in converting any amounts between Dollars or such Alternative Currency, on the one hand, and Euros, on the other hand, until the next Revaluation Date to occur.

(b) Any amount specified in this Agreement (other than in Articles II, IX and X or as set forth in paragraph (c) of this Section) or any of the other Loan Documents to be in Euros shall also include the equivalent of such amount in any currency other than Euros, such equivalent amount to be determined at the Exchange Rate for Dollars or the Alternative Currency; provided that if any basket is exceeded solely as a result of fluctuations in applicable currency exchange rates after the last time such basket was utilized, such basket will not be deemed to have been exceeded solely as a result of such fluctuations in currency exchange rates.

(c) For purposes of determining the Total Net Leverage Ratio, the First Lien Leverage Ratio and the Interest Coverage Ratio, amounts denominated in a currency other than Euros will be converted to Euros for the purposes of (A) testing the financial covenant under Section 7.16, at the Exchange Rate as of the last day of the fiscal quarter for which such measurement is being made, and (B) the Total Net Leverage Ratio, the First Lien Leverage Ratio and the Interest Coverage Ratio (other than for the purposes of determining compliance with Section 7.16), at the Exchange Rate as of the date of calculation, and will, in the case of Indebtedness, reflect the currency translation effects, determined in accordance with IFRS, of Hedge Agreements permitted hereunder for currency exchange risks with respect to the applicable currency in effect on the date of determination of the Euro equivalent of such Indebtedness.

(d) For the purposes of determining the Dollar Amount, any amount in a currency other than Dollars shall be converted to Dollars at the rate of exchange quoted by the Reuters World Currency Page for such currency at 11:00 a.m. (London time) on such day (or, in the event such rate does not appear on any Reuters World Currency Page, by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Borrower Representative, or, in the absence of such agreement, such rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about 10:00 a.m. (New York City time) on such date for the purchase of Dollars for delivery two Business Days later).

Section 1.09 Change in Currency.

(a) Each obligation of any Loan Party to make a payment denominated in the national currency unit of any member state of the European Union that adopts the Euro as its lawful currency after the date hereof shall be redenominated into Euro at the time of such adoption (in accordance with the EMU Legislation). If, in relation to the currency of any such member state, the basis of accrual of interest expressed in this Agreement in respect of that currency shall be inconsistent with any convention or practice in the London interbank market for the basis of accrual of interest in respect of the Euro, such expressed basis shall be replaced by such convention or practice with effect from the date on which such member state adopts the Euro as its lawful currency; provided that if any Borrowing in the currency of such member state is outstanding immediately prior to such date, such replacement shall take effect, with respect to such Borrowing, at the end of the then current Interest Period.

(b) Each provision of this Agreement shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify to be appropriate to reflect the adoption of the Euro by any member state of the European Union and any relevant market conventions or practices relating to the Euro.

(c) Each provision of this Agreement also shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify to be appropriate to reflect a change in currency of any other country and any relevant market conventions or practices relating to the change in currency.

Section 1.10 Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time after giving effect to any expiration periods applicable thereto; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

Section 1.11 Calculation of Baskets. If any of the baskets set forth in Article VII of this Agreement are exceeded solely as a result of fluctuations to Consolidated Total Assets for the most recently completed Fiscal Quarter after the last time such baskets were calculated for any purpose under Article VII, such baskets will not be deemed to have been exceeded solely as a result of such fluctuations.

Section 1.12 Guaranty and Security Principles. The Collateral Documents and each other guaranty and security document delivered or to be delivered under this Agreement, and any obligation to enter into such document or obligation, in each case by any Foreign Subsidiary shall be subject in all respects to the Guaranty and Security Principles set forth in Schedule 1.01(b).

Section 1.13 Borrower Representative. Each Borrower (other than the German Borrower) hereby (i) designates the German Borrower as its Borrower Representative and (ii) designates the Parent to act on its behalf. The Borrower Representative and/or Parent will be acting as agent and attorney-in-fact on each Borrower’s behalf for the purposes of issuing notices of Borrowing and notices of conversion/continuation of any Loans pursuant to Section 2.02 or similar notices, giving instructions with respect to the disbursement of the proceeds of the Loans, selecting interest rate options, requesting Letters of Credit, giving and receiving all other notices and consents hereunder or under any of the other Loan Documents and taking all other actions (including in respect of compliance with covenants and certifications) on behalf of any Borrower or the Borrowers under the Loan Documents. For the purposes of this Section 1.13, each Borrower (other than the German Borrower) hereby relieves the Borrower Representative and the Parent to the fullest extent legally possible from the restrictions of section 181 of the German Civil Code (Bürgerliches Gesetzbuch) and similar restrictions applicable pursuant to any other applicable law. Each of the Borrower Representative and the Parent hereby accepts such appointment. Each Borrower agrees that each notice, election, representation and warranty, covenant, agreement and undertaking made on its behalf by the Borrower Representative or the Parent, as applicable, shall be deemed for all purposes to have been made by such Borrower and shall be binding upon and enforceable against such Borrower to the same extent as if the same had been made directly by such Borrower.

Section 1.14 Italian Terms. In this Agreement a reference to (in the case of paragraph (a) or (b) below, in relation to (or to the obligation of) any Italian Obligor):

(a) a winding-up, administration or dissolution includes, without limitation, any liquidazione, procedura concorsuale (fallimento, concordato preventivo, liquidazione coatta amministrativa, amministrazione straordinaria o ristrutturazione industriale delle grandi imprese in stato d’insolvenza), the execution of an accordo di ristrutturazione dei debiti pursuant to article 182-bis of the Italian Bankruptcy Act), cessione dei beni ai creditori, or any other similar proceedings;

(b) a receiver, administrative receiver, administrator or the like includes, without limitation, a curatore, commissario giudiziale, commissario straordinario, commissario liquidatore, or any other person performing the same function of each of the foregoing;

(c) an insolvency proceeding includes, without limitation, any procedura concorsuale (including fallimento, concordato preventivo, the execution of an accordo di ristrutturazione dei debiti pursuant to article 182-bis of the Italian Bankruptcy Law, liquidazione coatta amministrativa, amministrazione straordinaria and cessione dei beni ai creditori pursuant to Article 1977 of the Italian Civil Code);

(d) a step or procedure taken in connection with insolvency proceedings in respect of any person includes such person formally making a proposal to assign its assets pursuant to Article 1977 of the Italian Civil Code (cessione dei beni ai creditori) or filing a petition for a concordato preventivo, accordo di ristrutturazione dei debiti, or entering into a similar arrangement for the majority of such person’s creditors;

(e) a lease includes, without limitations, a contratto di locazione;

(f) an attachment includes a pignoramento, a matured obligation includes, without limitation, any credito liquido ed esigibile and credito scaduto;

(g) a matured obligation or due and payable obligation includes, without limitation, any credito liquido ed esigibile;

(h) a security includes, without limitation, any pegno, ipoteca, privilegio speciale (including the privilegio speciale created pursuant to Article 46 of the Italian Legislative Decree No. 385 of 1 September 1993, as amended from time to time), cessione del credito in garanzia, diritto reale di garanzia and any other garanzia reale; and

(i) a company includes società a responsabilità limitata or società per azioni, as the case may be.

Section 1.15 Luxembourg Terms. Without prejudice to the generality of any provision of this Agreement, in this Agreement where it relates to a Luxembourg Loan Party, a reference to:

(a) a winding-up, administration or dissolution includes, without limitation, bankruptcy (faillite), insolvency, liquidation, composition with creditors (concordat préventif de faillite), moratorium or reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), fraudulent conveyance (action paulienne), general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally;

(b) a receiver, administrative receiver, administrator, trustee, custodian, sequestrator, conservator or similar officer includes, without limitation, a juge délégué, commissaire, juge-commissaire, mandataire ad hoc, administrateur provisoire, liquidateur or curateur;

(c) a lien or security interest includes any hypothèque, nantissement, gage, privilège, sûreté réelle, droit de rétention, and any type of security in rem (sûreté réelle) or agreement or arrangement having a similar effect and any transfer of title by way of security;

(d) a person being unable to pay its debts includes that person being a state of cessation de paiements;

(e) creditors process means an executory attachment (saisie exécutoire) or conservatory attachment (saisie conservatoire);

(f) a guarantee includes any garantie which is independent from the debt to which it relates and excludes any suretyship (cautionnement) within the meaning of Articles 2011 and seq. of the Luxembourg Civil Code; and

(g) by-laws, organizational documents or constitutional documents includes its up-to-date (restated) articles of association (statuts coordonnés), if any.

ARTICLE II.

The Commitments and Credit Extensions

Section 2.01 The Loans.

(a) The Initial Dollar Term Borrowing. Subject to the terms and conditions set forth herein, each Term Lender with an Initial Dollar Term Commitment severally agrees to make a single loan denominated in Dollars to the Term Borrowers on a joint and several basis (the “Initial Dollar Term Loans”) on the Closing Date in an amount not to exceed such Term Lender’s Initial Dollar Term Commitment. The Initial Dollar Term Borrowings shall consist of Initial Dollar Term Loans made simultaneously by the Term Lenders in accordance with their respective Initial Dollar Term Commitments. Amounts borrowed under this Section 2.01(a) and subsequently repaid or prepaid may not be reborrowed. Initial Dollar Term Loans may be Base Rate Loans or Eurocurrency Rate Loans as further provided herein.

(b) The Initial Euro Term Borrowing. Subject to the terms and conditions set forth herein, each Term Lender with an Initial Euro Term Commitment severally agrees to make a single loan denominated in Euros to the Term Borrowers on a joint and several basis (the “Initial Euro Term Loans”) on the Closing Date in an amount not to exceed such Term Lender’s Initial Euro Term Commitment. The Initial Euro Term Borrowing shall consist of Initial Euro Term Loans made simultaneously by each Term Lender with an Initial Euro Term Commitment in accordance with the amount of their respective Initial Euro Term Commitments. Amounts borrowed under this Section 2.01(b) and subsequently repaid or prepaid may not be reborrowed. Initial Euro Term Loans shall be Eurocurrency Rate Loans as further provided herein.

(c) The Revolving Credit Borrowings. (i) Subject to the terms and conditions set forth herein, each Revolving Credit Lender severally agrees to make loans denominated in Dollars, Euros and any other currency agreed by all of the Revolving Lenders and the Administrative Agent (each such loan, a “Revolving Credit Loan”) to the Revolving Borrowers on a joint and several basis from time to time on and after the Closing Date, on any Business Day until and excluding the Business Day preceding the Maturity Date for the Revolving Credit Facility, in an aggregate Euro Amount not to exceed at any time outstanding the amount of such Lender’s Revolving Credit Commitment and (ii) subject to the conditions set forth herein and in the Ancillary Documents, an Ancillary Lender may make an Ancillary Facility available to any of the Revolving Borrowers in place of all or part of its Revolving Credit Commitment; provided, however, that after giving effect to any Revolving Credit Borrowing under the Revolving Credit Facility, (i) the Total Revolving Credit Outstandings shall not exceed the Revolving Credit Facility and (ii) the aggregate Outstanding Amount of the Revolving Credit Loans of any Lender, plus such Lender’s Pro Rata Share of the Outstanding Amount of all L/C Obligations shall not exceed such Lender’s Revolving Credit Commitment. Within the limits of each Lender’s Revolving Credit Commitment, and subject to the other terms and conditions hereof, the Borrowers may borrow under this Section 2.01(c), prepay under Section 2.05, and reborrow under this Section 2.01(c). Revolving Credit Loans may be Base Rate Loans (if denominated in Dollars) or Eurocurrency Rate Loans, as further provided herein. To the extent that any portion of the Revolving Credit Facility has been refinanced with one or more new revolving credit facilities constituting Specified Refinancing Debt, each Revolving Credit Borrowing (including any deemed Revolving Credit Borrowings made pursuant to Sections 2.03) shall be allocated pro rata among the Revolving Tranches.

(d) After the Closing Date, subject to and upon the terms and conditions set forth herein, each Lender with a Term Commitment (other than an Initial Term Commitment) with respect to any Tranche of Term Loans (other than Initial Term Loans) severally agrees to make a Term Loan under such Tranche to the applicable Term Borrowers on a joint and several basis in an amount not to exceed such Term Lender’s Term Commitment under such Tranche on the date of incurrence thereof, which Term Loans under such Tranche shall be incurred pursuant to a single drawing on the date set forth for such incurrence. Such Term Loans may be Base Rate Loans if denominated in Dollars or Eurocurrency Rate Loans as further provided herein. Once repaid, Term Loans incurred hereunder may not be reborrowed.

(e) Each Lender may, at its option, make any Loan available to any Borrower formed or organized in Germany by causing any foreign or domestic branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of such Borrower(s) to repay such Loan in accordance with the terms of this Agreement.

Section 2.02 Borrowings, Conversions and Continuations of Loans.

(a) Each Term Borrowing, each Revolving Credit Borrowing, each conversion of Term Loans or Revolving Credit Loans from one Type to the other, and each continuation of Eurocurrency Rate Loans shall be made upon irrevocable notice by the Borrower Representative (on behalf of the Borrowers) to the Administrative Agent; provided that Eurocurrency Rate Loans denominated in Euros may not be converted into Base Rate Loans. Each such notice must be in writing and must be received by the Administrative Agent not later than 11:00 a.m. (New York City time in the case of Loans denominated in Dollars, or London time in the case of any Borrowing denominated in Euros or an Alternative Currency) (i) three Business Days prior to the requested date of any Borrowing of, conversion of Base Rate Loans to, or continuation of, Eurocurrency Rate Loans denominated in Dollars, (ii) three Business Days prior to the requested date of any Borrowing or continuation of Eurocurrency Rate Loans denominated in Euros or any other Alternative Currency, (iii) three Business Days prior to the requested date of any conversion of Eurocurrency Rate Loans to Base Rate Loans denominated in Dollars and (iv) one Business Day prior to the requested date of any Borrowing of Base Rate Loans denominated in Dollars; provided, however, that if the Borrowers wish to request Eurocurrency Rate Loans in an Alternative Currency having an Interest Period other than one, three or six months in duration as provided in the definition of “Interest Period”, the applicable notice from the Borrower Representative (on behalf of the Borrowers) must be received by the Administrative Agent not later than 11:00 a.m. (New York City time) five Business Days prior to the requested date of such Borrowing, conversion or continuation, whereupon the Administrative Agent shall give prompt notice to the Appropriate Lenders of such request and determine whether the requested Interest Period is acceptable to all of them. Not later than 10:00 a.m. (New York City time) three Business Days before the requested date of such Borrowing, conversion or continuation, the Administrative Agent shall notify the Borrowers whether or not the requested Interest Period has been consented to by all the Appropriate Lenders. Each notice by the Borrower Representative pursuant to this Section 2.02(a) shall be delivered to the Administrative Agent in the form of a written Committed Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower Representative (on behalf of the Borrowers). Each Borrowing of, conversion to or continuation of Eurocurrency Rate Loans shall be in a principal amount of not less than (x) €1,000,000 or a whole multiple of €1,000,000 in excess thereof if denominated in Euros, (y) $1,000,000 or a whole multiple of $1,000,000 in excess thereof if denominated in Dollars, or (z) a Euro Amount of €1,000,000 or a whole multiple of a Euro Amount of €1,000,000 in excess thereof if denominated in an Alternative Currency. Except as provided in Sections 2.03(d) and 2.04(c), each Borrowing of, or conversion to, Base Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of a $1,000,000 in excess thereof. Each Committed Loan Notice shall specify (i) whether the Term Borrowers or the Revolving Borrowers, as the case may be, are requesting a Term Borrowing (and whether such Term Borrowing is a Borrowing of Euro Term Loans or Dollar Term Loans), a Revolving Credit Borrowing, a conversion of a Tranche of Term Loans or Revolving Credit Loans from one Type to the other, or a continuation of Eurocurrency Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed, converted or continued, (iv) in the case of Revolving Credit Loans, the currency in which the Revolving Credit Loans to be borrowed are to be denominated, (v) the Type of Loans to be borrowed or to which an existing Tranche of Term Loans or Revolving Credit Loans are to be converted and (vi) if applicable, the duration of the Interest Period with respect thereto. If, (x) with respect to any Eurocurrency Rate Loans denominated in Dollars, the Borrowers fail to specify a Type of Loan in a Committed Loan Notice or if the Borrowers fail to give a timely notice requesting a conversion or continuation, then the applicable Tranche of Term Loans or Revolving Credit Loans shall be made as, or converted to, Base Rate Loans or (y) with respect to any Eurocurrency Rate Loans denominated in Euros or an Alternative Currency, the Borrowers fail to specify a Type of Loan in a Committed Loan Notice or if the Borrowers fail to give a timely notice requesting a conversion or continuation, then the applicable Tranche of Term Loans or Revolving

Credit Loans shall be made as, or converted to, a Eurocurrency Rate Loan with an Interest Period of one month. Any such automatic conversion or continuation pursuant to the immediately preceding sentence shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurocurrency Rate Loans. If the Borrower Representative (on behalf of the Borrowers) requests a Borrowing of, conversion to, or continuation of Eurocurrency Rate Loans in any such Committed Loan Notice, but fails to specify an Interest Period (or fails to give a timely notice requesting a continuation of Eurocurrency Rate Loans), it will be deemed to have specified an Interest Period of one month. If no currency is specified, the requested Borrowing shall be in Euros.

(b) Following receipt of a Committed Loan Notice, the Administrative Agent shall promptly notify each applicable Lender of the amount of its ratable share of the applicable Tranche of Term Loans or Revolving Credit Loans, and if no timely notice of a conversion or continuation of Eurocurrency Rate Loan is provided by the Borrower Representative (on behalf of the Borrowers), the Administrative Agent shall notify each Lender of the details of any automatic conversion to Eurocurrency Rate Loans with an Interest Period of one month or Base Rate Loans, as applicable, as described in Section 2.02(a). In the case of a Term Borrowing or a Revolving Credit Borrowing, each Appropriate Lender shall make the amount of its Loan available to the Administrative Agent in immediately available funds at the Administrative Agent’s office not later than 12:00 p.m. (New York City time), in the case of any Loan denominated in Dollars, and not later than 12:00 p.m. (London time) in the case of any Loan denominated in Euros or an Alternative Currency, in each case, on the Business Day specified in the applicable Committed Loan Notice. Each Lender may, at its option, make any Loan available to the German Borrower by causing any foreign or domestic branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the German Borrower to repay such Loan in accordance with the terms of this Agreement. Upon satisfaction of the applicable conditions set forth in Section 4.02 (or, if such Borrowing is the initial Credit Extension, Section 4.01), the Administrative Agent shall make all funds so received available to the applicable Borrower in like funds as received by the Administrative Agent either by (i) crediting the account of the applicable Borrower on the books of the Administrative Agent with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Borrower Representative (on behalf of the Borrowers); provided, however, that if, on the date the Committed Loan Notice with respect to such Borrowing is given by the Borrower Representative (on behalf of the Borrowers), there are L/C Borrowings outstanding, then the proceeds of such Borrowing shall be applied, first, to the payment in full of any such L/C Borrowings, and second, to the applicable Borrower as provided above.

(c) Except as otherwise provided herein, a Eurocurrency Rate Loan may be continued or converted only on the last day of an Interest Period for such Eurocurrency Rate Loan unless the Borrowers pay the amount due under Section 3.06 in connection therewith. During the existence of an Event of Default, at the election of the Administrative Agent or the Required Lenders, no Loans denominated in Dollars may be requested as, converted to or continued as Eurocurrency Rate Loans.

(d) The Administrative Agent shall promptly notify the Borrowers and the Lenders of the interest rate applicable to any Interest Period for Eurocurrency Rate Loans upon determination of such interest rate. The determination of the Eurocurrency Rate by the Administrative Agent shall be conclusive in the absence of manifest error.

(e) After giving effect to all Term Borrowings, all Revolving Credit Borrowings, all conversions of Term Loans or Revolving Credit Loans from one Type to the other, and all continuations of Term Loans or Revolving Credit Loans as the same Type, there shall not be more than ten Interest Periods in effect.

(f) The failure of any Lender to make the Loan to be made by it as part of any Borrowing shall not relieve any other Lender of its obligation, if any, hereunder to make its Loan on the date of such Borrowing, but no Lender shall be responsible for the failure of any other Lender to make the Loan to be made by such other Lender on the date of any Borrowing.

Section 2.03 Letters of Credit.

(a) The Letter of Credit Commitment. Subject to the terms and conditions set forth herein, (A) each L/C Issuer agrees, in reliance upon the agreements of the other Revolving Credit Lenders set forth in this Section 2.03, (1) from time to time on any Business Day during the period from the Closing Date until the Letter of

Credit Expiration Date, to issue Letters of Credit and bank guarantees for the account of any Borrower or any Subsidiary (provided that the applicable Borrower hereby irrevocably agrees to reimburse the applicable L/C Issuer for amounts drawn on any Letters of Credit issued for the account of any other Borrower or any Subsidiary on a joint and several basis with such Subsidiary) and to amend or renew Letters of Credit previously issued by it, in accordance with Section 2.03(b), and (2) to honor drafts under the Letters of Credit and (B) the Revolving Credit Lenders under any Revolving Tranche severally agree to participate in Letters of Credit issued for the account of any Borrower or any Subsidiary; provided that no L/C Issuer shall be obligated to make any L/C Credit Extension with respect to any Letter of Credit, and no Lender shall be obligated to participate in any Letter of Credit, if as of the date of such L/C Credit Extension (w) the Total Revolving Credit Outstandings would exceed the Revolving Credit Facility, (x) the aggregate Outstanding Amount of the Revolving Credit Loans of any Lender under the applicable Revolving Tranche, plus such Lender’s Pro Rata Share of the Outstanding Amount of all L/C Obligations under such Revolving Tranche, would exceed such Lender’s Revolving Credit Commitment under such Revolving Tranche, (y) the Outstanding Amount of the L/C Obligations would exceed the Letter of Credit Sublimit or (z) the Letter of Credit is denominated in an Alternative Currency which has not been agreed to by the Administrative Agent, such L/C Issuer, all of the Revolving Credit Lenders and the Borrower Representative. Within the foregoing limits, and subject to the terms and conditions hereof, the Borrowers’ ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrowers may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed.

(i) No L/C Issuer shall be under any obligation to issue any Letter of Credit if:

(A) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such L/C Issuer from issuing such Letter of Credit, or any Law applicable to such L/C Issuer or any request or directive (whether or not having the force of Law) from any Governmental Authority with jurisdiction over such L/C Issuer shall prohibit, or request that such L/C Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such L/C Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (for which such L/C Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon such L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which, in each case, such L/C Issuer in good faith deems material to it;

(B) subject to Section 2.03(b)(iii), the expiry date of such requested Letter of Credit would occur more than 12 months after the date of issuance or last renewal, unless the Required Revolving Lenders and the L/C Issuer, in their sole discretion, have approved such expiry date;

(C) the expiry date of such requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless (i) all the Revolving Credit Lenders and the L/C Issuer have approved such expiry date and/or (ii) the L/C Issuer has approved such expiry date and such requested Letter of Credit has been Cash Collateralized by the applicant requesting such Letter of Credit in accordance with Section 2.16 at least five Business Days prior to the Letter of Credit Expiration Date;

(D) the issuance of such Letter of Credit would violate one or more generally applicable policies of such L/C Issuer in place at the time of such request;

(E) such Letter of Credit is in an initial stated amount of less than a Euro Amount equal to €10,000 or such lesser amount as is acceptable to the applicable L/C Issuer in its sole discretion;

(F) the L/C Issuer does not as of the issuance date of such requested Letter of Credit issue Letters of Credit in the requested currency; or

(G) any Revolving Credit Lender under the applicable Revolving Tranche is at that time a Defaulting Lender, unless the applicable L/C Issuer has entered into arrangements, including reallocation of the Defaulting Lender’s Pro Rata Share of the outstanding L/C Obligations pursuant to Section 2.17(a)(iv) or the delivery of Cash Collateral in accordance with Section 2.16 with the Borrowers or such Lender to eliminate such L/C Issuer’s actual or potential Fronting Exposure under such Revolving Tranche (after giving effect to Section 2.17(a)(iv)) with respect to the Defaulting Lender arising from either the Letter of Credit then proposed to be issued or that Letter of Credit and all other L/C Obligations as to which such L/C Issuer has actual or potential Fronting Exposure under such Revolving Tranche.

(ii) No L/C Issuer shall be under any obligation to amend any Letter of Credit if (A) such L/C Issuer would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(iii) Each L/C Issuer shall act on behalf of the Revolving Credit Lenders under the applicable Revolving Tranche with respect to any Letters of Credit issued by it and the documents associated therewith, and each L/C Issuer shall have all of the benefits and immunities (A) provided to the Administrative Agent in Article IX with respect to any acts taken or omissions suffered by such L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and Issuer Documents pertaining to such Letters of Credit as fully as if the term “Administrative Agent” as used in Article IX included each L/C Issuer with respect to such acts or omissions, and (B) as additionally provided herein with respect to each L/C Issuer.

(b) Procedures for Issuance and Amendment of Letters of Credit; Auto-Renewal Letters of Credit. (i) Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the Borrower Representative delivered to the applicable L/C Issuer (with a copy to the Administrative Agent) in the form of a Letter of Credit Application, including agreed-upon draft language for such Letter of Credit reasonably acceptable to the applicable L/C Issuer (it being understood that such draft language for each such Letter of Credit must be in English or, if agreed to in the sole discretion of the applicable L/C Issuer, accompanied by an English translation certified by the applicable Borrower to be a true and correct English translation), appropriately completed and signed by a Responsible Officer of the applicable Borrower. Such Letter of Credit Application must be received by the applicable L/C Issuer and the Administrative Agent not later than 11:00 a.m. (New York City time) at least three Business Days in the case of a Letter of Credit to be denominated in Dollars, or at least five Business Days in the case of a Letter of Credit to be denominated in Euros or Alternative Currency (or, in either case, such shorter period as such L/C Issuer and the Administrative Agent may agree in a particular instance in their sole discretion) prior to the proposed issuance date or date of amendment, as the case may be. In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to the applicable L/C Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day not later than 30 days prior to the Maturity Date of the Revolving Credit Facility, unless the Administrative Agent and the L/C Issuer otherwise agree); (B) the amount thereof; (C) the expiry date thereof; (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; (G) the currency in which the requested Letter of Credit will be denominated (which must be Dollars, Euros or such other Alternative Currency ); (H) the Person for whose account the requested Letter of Credit is to be issued (which must be a Borrower Party); and (I) such other matters as the applicable L/C Issuer may reasonably request. In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to the applicable L/C Issuer: (1) the Letter of Credit to be amended; (2) the proposed date of amendment thereof (which shall be a Business Day); (3) the nature of the proposed amendment and (4) such other matters as the applicable L/C Issuer may reasonably request.

(ii) Promptly after receipt of any Letter of Credit Application, the applicable L/C Issuer will confirm with the Administrative Agent that the Administrative Agent has received a copy of such Letter of Credit Application from the Borrower Representative on behalf of the applicable Borrower and, if not, such L/C Issuer will provide the Administrative Agent with a copy thereof. Upon receipt by such L/C Issuer of confirmation from the Administrative Agent that the requested issuance or amendment is permitted in accordance with the terms hereof, then, subject to the terms and conditions hereof, such L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of the applicable Borrower or any Subsidiary (as designated in the Letter of Credit Application) or enter into the applicable amendment, as the case may be. Immediately upon the issuance of each Letter of Credit under any Revolving Tranche, each Revolving Credit Lender under such Revolving Tranche shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the applicable L/C Issuer a risk participation in such Letter of Credit in an amount equal to such Lender’s Pro Rata Share of such Revolving Tranche multiplied by the amount of such Letter of Credit.

(iii) If the Borrower Representative on behalf of the applicable Borrower Party so requests in any applicable Letter of Credit Application, the applicable L/C Issuer may, in its sole discretion, agree to issue a Letter of Credit that has automatic renewal provisions (each, an “Auto-Renewal Letter of Credit”). Once an Auto-Renewal Letter of Credit has been issued, the Lenders under the applicable Revolving Tranche shall be deemed to have authorized (but may not require) the applicable L/C Issuer to permit the renewal of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; provided, however, that such L/C Issuer shall not permit any such renewal if such L/C Issuer has determined that it would have no obligation at such time to issue such Letter of Credit in its renewed form under the terms hereof (by reason of the provisions of Section 2.03(a)(i) or otherwise).

(iv) Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the applicable L/C Issuer will also (A) deliver to the Borrower Representative, the applicable Borrower Party and the Administrative Agent a true and complete copy of such Letter of Credit or amendment and (B) notify each Revolving Credit Lender of the applicable Revolving Tranche of such issuance or amendment and the amount of such Revolving Credit Lender’s Pro Rata Share therein.

(v) If (a) the beneficiary of a Letter of Credit issued hereunder is an issuer of a letter of credit not governed by this Agreement to a Borrower or any Subsidiary (an “Other L/C”), and (b) such Letter of Credit is issued to provide credit support for such Other L/C, no amendments may be made to such Other L/C without the consent of the applicable L/C Issuer hereunder.

(c) Drawings and Reimbursements; Funding of Participations. (i) Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the applicable L/C Issuer shall notify the Borrower Representative (on behalf of the Borrowers) and the Administrative Agent thereof. Each L/C Issuer shall notify the Borrower Representative (on behalf of the Borrowers) on the date of any payment by such L/C Issuer under a Letter of Credit (each such date, an “Honor Date”), and the Borrowers shall reimburse such L/C Issuer through the Administrative Agent (or to the applicable L/C Issuer if required by applicable Law) in an amount equal to the amount of such drawing (and in the same currency in which such drawing was made) no later than on the next succeeding Business Day (and any reimbursement made on such next Business Day shall be taken into account in computing interest and fees in respect of any such Letter of Credit) after the Borrower Representative shall have received notice of such payment with interest on the amount so paid or disbursed by such L/C Issuer, to the extent not reimbursed prior to 3:00 p.m. (New York City time) in the case of drawings in Dollars or 2:00 p.m. (London time) (or, if earlier, 9:00 a.m. New York city time) in the case of drawings in Euros or an Alternative Currency, in each case, on the respective Honor Date, from and including the date paid or disbursed to but excluding the date such L/C Issuer was reimbursed by the Borrowers therefor at a rate per annum equal to the Base Rate as in effect from time to time plus the Applicable Rate as in effect from time to time for Revolving Credit Loans that are maintained as Base Rate Loans. If the Borrowers fail to so reimburse such L/C Issuer on such next Business Day, the Administrative Agent shall promptly notify each Revolving Credit Lender of the applicable Revolving Tranche of the Honor Date, the amount of the unreimbursed drawing (expressed in the Euro Amount thereof in the case of Dollars or an Alternative Currency) (the “Unreimbursed Amount”), and the amount of such Revolving Credit Lender’s Pro Rata Share thereof. In such event, (x) in the case of an Unreimbursed Amount denominated in Dollars, the Borrowers shall be deemed to have requested a Revolving Credit Borrowing of Base Rate Loans and (y) in the case of an Unreimbursed Amount denominated in Euros or an Alternative Currency expressed in its Euro Amount, the Borrowers shall be deemed to have requested a Revolving Credit Borrowing of Eurocurrency Rate Loans denominated in Euros, in each case, under the applicable Revolving Tranche and to be disbursed on such date in an amount equal to (A) the Unreimbursed Amount plus (B) in the case of any Unreimbursed Amount denominated in any Alternative Currency and expressed in its Euro Amount, an additional amount equal to the amount required to convert Euros into such Alternative Currency, without regard to the minimum and multiples specified in Section 2.02 for the principal amount of Base Rate Loans or Eurocurrency Rate Loans, as the case may be, but subject to the amount of the unutilized portion of the Revolving Credit Commitments under the applicable Revolving Tranche and the conditions set forth in Section 4.02 (other than the delivery of a Committed Loan Notice). Any notice given by an L/C Issuer or the Administrative Agent pursuant to this Section 2.03(c)(i) may be given by telephone if promptly confirmed in writing; provided that the lack of such a prompt confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii) Each Revolving Credit Lender under the applicable Revolving Tranche (including each Lender acting as an L/C Issuer) shall upon any notice pursuant to Section 2.03(c)(i) make funds available (and the Administrative Agent may apply Cash Collateral provided for this purpose) for the account of the applicable L/C Issuer, in Dollars, Euros or the applicable Alternative Currency, at the Administrative Agent’s office in an amount equal to its Pro Rata Share of the Unreimbursed Amount not later than 3:00 p.m. (New York City time) on the Business Day specified in such notice by the Administrative Agent, whereupon, subject to the provisions of Section 2.03(c)(iii), each Revolving Credit Lender that so makes funds available shall be deemed to have made a Revolving Credit Loan in the form of in the case of a Letter of Credit (x) denominated in Dollars, a Base Rate Loan to the Borrowers in such amount and (y) denominated in Euros or an Alternative Currency, a Eurocurrency Rate Loan denominated in Euros to the Borrowers in such amount plus, in the case of any Unreimbursed Amount denominated in any Alternative Currency expressed in its Euro Amount, an additional amount equal to the amount required to convert Euros into such Alternative Currency. The Administrative Agent shall remit the funds so received to the applicable L/C Issuer.

(iii) With respect to any Unreimbursed Amount that is not fully refinanced by a Revolving Credit Borrowing of Base Rate Loans for Letters of Credit denominated in Dollars or Eurocurrency Rate Loans for Letters of Credit denominated in Euros or an Alternative Currency, as the case may be, because the conditions set forth in Section 4.02 cannot be satisfied or for any other reason, the Borrowers shall be deemed to have incurred from the applicable L/C Issuer an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced plus, in the case of any Unreimbursed Amount denominated in any Alternative Currency expressed in its Euro Amount, an additional amount equal to the amount required to convert Euros into such Alternative Currency, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate then applicable to Revolving Credit Loans. In such event, each Revolving Credit Lender’s payment to the Administrative Agent for the account of the applicable L/C Issuer pursuant to Section 2.03(c)(ii) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 2.03.

(iv) Until each Revolving Credit Lender under the applicable Revolving Tranche funds its Revolving Credit Loan or L/C Advance pursuant to this Section 2.03(c) to reimburse the applicable L/C Issuer for any amount drawn under any Letter of Credit, interest in respect of such Lender’s Pro Rata Share of such amount shall be solely for the account of such L/C Issuer.

(v) Each Revolving Credit Lender’s obligation to make Revolving Credit Loans or L/C Advances to reimburse the applicable L/C Issuer for amounts drawn under Letters of Credit, as contemplated by this Section 2.03(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against such L/C Issuer, any Borrower or any other Person for any reason whatsoever, (B) the unavailability of any currency, (C) the occurrence or continuance of a Default or (D) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Revolving Credit Lender’s obligation to make Revolving Credit Loans pursuant to this Section 2.03(c) is subject to the conditions set forth in Section 4.02 (other than delivery by the Borrower Representative (on behalf of the Borrowers) of a Committed Loan Notice). No such making of an L/C Advance shall relieve or otherwise impair the obligation of the Borrowers to reimburse the applicable L/C Issuer for the amount of any payment made by the applicable L/C Issuer under any Letter of Credit, together with interest as provided herein.

(vi) If any Revolving Credit Lender fails to make available to the Administrative Agent for the account of the applicable L/C Issuer any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.03(c) by the time specified in Section 2.03(c)(ii), then, without limiting the other provisions of this Agreement, such L/C Issuer shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such L/C Issuer at a rate per annum equal to the greater of the applicable Overnight Rate from time to time in effect and a rate reasonably determined by such L/C Issuer in accordance with banking industry rules on interbank compensation, plus any reasonable administrative, processing or similar fees customarily charged by such L/C Issuer in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Loan included in the relevant Borrowing or L/C Advance in respect of the relevant L/C Borrowing, as the case may be. A certificate of the applicable L/C Issuer submitted to any Revolving Credit Lender (through the Administrative Agent) with respect to any amounts owing under this Section 2.03(c)(vi) shall be conclusive absent manifest error.

(d) Repayment of Participations. (i) If, at any time after an L/C Issuer under any Revolving Tranche has made a payment under any Letter of Credit issued by it and has received from any Revolving Credit Lender under such Revolving Tranche such Lender’s L/C Advance in respect of such payment in accordance with Section 2.03(c), the Administrative Agent receives for the account of such L/C Issuer any payment in respect of the related Unreimbursed Amount or, in the case of any Unreimbursed Amount denominated in any Alternative Currency expressed in its Euro Amount, an additional amount equal to the amount required to convert Euros into the Alternative Currency or, in each case interest thereon (whether directly from the Borrowers or otherwise, including proceeds of Cash Collateral applied thereto by the Administrative Agent), the Administrative Agent will distribute to such Lender its Pro Rata Share thereof (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s L/C Advance was outstanding) in the same funds as those received by the Administrative Agent.

(ii) If any payment received by the Administrative Agent for the account of an L/C Issuer pursuant to Section 2.03(c)(i) is required to be returned under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by such L/C Issuer in its discretion), each Revolving Credit Lender under the applicable Revolving Tranche shall pay to the Administrative Agent for the account of such L/C Issuer its Pro Rata Share thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e) Obligations Absolute. The obligation of the Borrowers to reimburse the applicable L/C Issuer for each drawing under each Letter of Credit and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i) any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other agreement or instrument relating thereto;

(ii) the existence of any claim, counterclaim, setoff, defense or other right that the Borrowers may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), the applicable L/C Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii) any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv) any payment by the applicable L/C Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by the applicable L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, administrator, administrative receiver, judicial manager, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law;

(v) any exchange, release or non-perfection of any Collateral, or any release or amendment or waiver of or consent to departure from the Guaranty or any other guarantee, for all or any of the Obligations of the Borrowers in respect of such Letter of Credit; or

(vi) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrowers.

The Borrowers shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to them and, in the event of any claim of noncompliance with the instructions of the Borrower Representative (on behalf of the Borrowers) or other irregularity, the Borrower Representative (on behalf of the Borrowers) will promptly notify the applicable L/C Issuer. The Borrowers shall be conclusively deemed to have waived any such claim against any L/C Issuer and its correspondents unless such notice is given as aforesaid.

(f) Role of L/C Issuer. Each Lender and the Borrowers agree that, in paying any drawing under a Letter of Credit, the applicable L/C Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the applicable L/C Issuer, any Agent-Related Person nor any of the respective correspondents, participants or assignees of the applicable L/C Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Revolving Credit Lenders or the Required Revolving Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final, non-appealable judgment) or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Letter of Credit Application. The Borrowers hereby assume all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude the Borrowers from pursuing such rights and remedies as they may have against the beneficiary or transferee at Law or under any other agreement. None of the applicable L/C Issuer, any Agent-Related Person, nor any of the respective correspondents, participants or assignees of such L/C Issuer, shall be liable or responsible for any of the matters described in clauses (i) through (vi) of Section 2.03(c); provided, however, that anything in such clauses to the contrary notwithstanding, the Borrowers may have a claim against such L/C Issuer, and such L/C Issuer may be liable to the Borrowers, to the extent, but only to the extent, of any direct, as opposed to indirect, special, punitive, consequential or exemplary, damages suffered by the Borrowers which a court of competent jurisdiction determines in a final non-appealable judgment were caused by such L/C Issuer’s willful misconduct or gross negligence. In furtherance and not in limitation of the foregoing, the applicable L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and such L/C Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(g) Letter of Credit Fees. The Borrowers shall pay to the Administrative Agent for the account of each Revolving Credit Lender in accordance with its Pro Rata Share, a Letter of Credit fee which shall accrue for each Letter of Credit of each Revolving Tranche in an amount equal to the Applicable Rate then in effect for Eurocurrency Rate Loans with respect to the Revolving Credit Facility multiplied by the daily maximum amount then available to be drawn under such Letter of Credit (whether or not such maximum amount is then in effect under such Letter of Credit if such maximum amount increases periodically pursuant to the terms of such Letter of Credit); provided, however, that any Letter of Credit fees otherwise payable for the account of a Defaulting Lender with respect to any Letter of Credit as to which such Defaulting Lender has not provided Cash Collateral satisfactory to the applicable L/C Issuer pursuant to this Section 2.03 shall be payable, to the maximum extent permitted by applicable Law, to the other Lenders under the applicable Revolving Tranche in accordance with the upward adjustments in their respective Pro Rata Shares allocable to such Letter of Credit pursuant to Section 2.17(a)(iv), with the balance of such fee, if any, payable to the applicable L/C Issuer for its own account. Such Letter of Credit fees shall be computed on a quarterly basis in arrears and shall be due and payable on the last Business Day of each March, June, September and December, in respect of the quarterly period then ending (or portion thereof, in the case of the first payment), commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand. If there is any change in the Applicable Rate during any quarter, the daily maximum amount of each Letter of Credit shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect. Each payment of fees under this clause (g) on any Letters of Credit shall be made in Euros.

(h) Fronting Fee and Documentary and Processing Charges Payable to an L/C Issuer. The Borrowers shall pay directly to the applicable L/C Issuer for its own account a fronting fee at a rate equal to 0.125% per annum computed on the maximum daily amount available to be drawn under such Letter of Credit on a quarterly basis in arrears. Such fronting fee shall be due and payable on the last Business Day of each March, June, September and December in respect of the quarterly period then ending (or portion thereof, in the case of the first payment), commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand. For purposes of computing the maximum daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.08. Each payment of fees required above under this clause (h) on any Letters of Credit denominated in an Alternative Currency shall be made in the relevant Alternative Currency (even if the Borrowers are required to convert currency to do so). In addition, the Borrowers shall pay directly to the applicable L/C Issuer for its own account the customary issuance, presentation, administration, amendment and other processing fees, and other standard costs and charges, of such L/C Issuer relating to letters of credit as from time to time in effect. Such customary fees and standard costs and charges are due and payable within five Business Days of demand and are nonrefundable.

(i) Conflict with Letter of Credit Application. In the event of any conflict between the terms hereof and the terms of any Letter of Credit Application, the terms hereof shall control.

(j) Reporting. To the extent that any Letters of Credit are issued by an L/C Issuer other than the Administrative Agent, each such L/C Issuer shall furnish to the Administrative Agent a report detailing the daily L/C Obligations outstanding under all Letters of Credit issued by it under any Revolving Tranche of the Revolving Credit Facility, such report to be in a form and at reporting intervals as shall be agreed between the Administrative Agent and such L/C Issuer; provided that in no event shall such reports be furnished at intervals greater than 31 days.

(k) Provisions Related to Extended Revolving Credit Commitments. If the Maturity Date in respect of any Revolving Tranche of Revolving Credit Commitments occurs prior to the expiration of any Letter of Credit, then (i) if one or more other tranches of Revolving Credit Commitments in respect of which the Maturity Date shall not have occurred are then in effect, such Letters of Credit shall automatically be deemed to have been issued (including for purposes of the obligations of the Revolving Credit Lenders to purchase participations therein and to make Revolving Credit Loans and payments in respect thereof pursuant to this Section 2.03) under (and ratably participated in by Lenders pursuant to) the Revolving Credit Commitments in respect of such non-terminating Revolving Tranches up to an aggregate amount not to exceed the aggregate principal amount of the unutilized Revolving Credit Commitments thereunder at such time (it being understood that no partial face amount of any Letter of Credit may be so reallocated) and to the extent any Letters of Credit are not able to be reallocated pursuant to this clause (i) and there are outstanding Revolving Credit Loans under the non-terminating Revolving Tranches, the Borrowers agree to repay all such Revolving Credit Loans (or such lesser amount as is necessary to reallocate all Letters of Credit pursuant to this clause (i)) or (ii) to the extent not reallocated pursuant to immediately preceding clause (i), the Borrowers shall Cash Collateralize any such Letter of Credit in accordance with Section 2.16 but only up to the amount of such Letter of Credit not so reallocated. Except to the extent of reallocations of participations pursuant to clause (i) of the immediately preceding sentence, the occurrence of a Maturity Date with respect to a given tranche of Revolving Credit Commitments shall have no effect upon (and shall not diminish) the percentage participations of the Revolving Credit Lenders in any Letter of Credit issued before such Maturity Date

Section 2.04 [Reserved].

Section 2.05 Prepayments.

(a) Optional. (i) The Borrowers may, upon written notice by the Borrower Representative (on behalf of the Borrowers) to the Administrative Agent, at any time or from time to time voluntarily prepay Loans in whole or in part without premium or penalty except as set forth in Section 2.05(a)(iv) below; provided that (1) such notice must be received by the Administrative Agent not later than 12:00 p.m. (New York City time in the case of Loans denominated in Dollars, or London time in the case of Loans denominated in Euros or an Alternative Currency) (A) three Business Days prior to any date of prepayment of Eurocurrency Rate Loan and (B) one Business Day prior to any date of prepayment of Base Rate Loans; (2) any prepayment of Eurocurrency Rate Loans shall be in a principal Euro Amount of €1,000,000 (or in the case of a prepayment of a Loan denominated in Dollars,

$1,000,000) or a whole multiple of the Euro Amount of €1,000,000 (or in the case of prepayment of a Loan denominated in Dollars, $1,000,000) in excess thereof; and (3) any prepayment of Base Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $100,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding (it being understood that Base Rate Loans shall be denominated in Dollars only). Each such notice shall specify the date and amount of such prepayment, the Tranche of Loans to be prepaid, the Type(s) of Loans to be prepaid and, if Eurocurrency Rate Loans are to be prepaid, the Interest Period(s) of such Loans (except that if the class of Loans to be prepaid includes both Base Rate Loans and Eurocurrency Rate Loans, absent direction by the Borrower Representative (on behalf of the Borrowers), the applicable prepayment shall be applied first to Base Rate Loans to the full extent thereof before application to Eurocurrency Rate Loans, in each case in a manner that minimizes the amount payable by the Borrowers in respect of such prepayment pursuant to Section 3.06). The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender’s ratable portion of such prepayment (based on such Lender’s ratable share of the relevant Facility or, in the case of the Revolving Credit Facility, the applicable Revolving Tranche). If such notice is given by the Borrower Representative (on behalf of the Borrowers), subject to clause (iii) below, the Borrowers shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Eurocurrency Rate Loan shall be accompanied by all accrued interest thereon, together with any additional amounts required pursuant to Section 2.05(a)(iv) and Section 3.06. Subject to Section 2.17, each prepayment of outstanding Term Loan Tranches pursuant to this Section 2.05(a) shall be applied to each Term Loan Tranche on a pro rata basis (or, if agreed to in writing by the Majority Lenders of a Term Loan Tranche, in a manner that provides for more favorable prepayment treatment of other Term Loan Tranches, so long as each other such Term Loan Tranche receives its Pro Rata Share of any amount to be applied more favorably, except to the extent otherwise agreed by the Majority Lenders of each Term Loan Tranche receiving less than such Pro Rata Share) (other than a prepayment of Term Loans with the proceeds of (x) Indebtedness incurred pursuant to Section 2.18 or (y) any Refinancing Notes issued to the extent permitted under Section 7.02(o)(i), which, in each case, shall be applied to the Term Loan Tranche being refinanced pursuant thereto). All voluntary prepayments of a Term Loan Tranche in accordance with this Section 2.05(a) shall be applied to the remaining scheduled installments of the respective Term Loan Tranche as directed by the Borrowers (or, if the Borrowers have not made such designation, in direct order of maturity); and each such prepayment shall be paid to the Appropriate Lenders on a pro rata basis, except as set forth above.

(ii) [Reserved].

(iii) Notwithstanding anything to the contrary contained in this Agreement, any notice of prepayment under Section 2.05(a) may state that it is conditioned upon the occurrence or non-occurrence of any event specified therein (including the effectiveness of other credit facilities), in which case such notice may be revoked by the applicable Borrowers (by written notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied.

(iv) In the event that, on or prior to the date that is six (6) months after the Closing Date, any Borrower (x) prepays, repays, refinances, substitutes or replaces any Term Loans in connection with a Repricing Transaction, or (y) effects any amendment, modification or waiver of, or consent under, this Agreement resulting in a Repricing Transaction, such Borrower shall pay to the Administrative Agent, for the ratable account of each of the applicable Lenders, (I) in the case of clause (x), a premium of 1.00% of the aggregate principal amount of the Term Loans so prepaid, repaid, refinanced, substituted or replaced and (II) in the case of clause (y), a fee equal to 1.00% of the aggregate principal amount of the Term Loans that are the subject of such Repricing Transaction outstanding immediately prior to such amendment, modification, waiver or consent. If, on or prior to the date that is six (6) months after the Closing Date, all or any portion of the Term Loans held by any Lender are prepaid, repaid, refinanced, substituted or replaced as a result of, or in connection with, such Lender not agreeing or otherwise consenting to any waiver, consent, modification or amendment referred to in clause (y) above (or otherwise in connection with a Repricing Transaction), such prepayment, repayment, refinancing, substitution or replacement will be made at 101% of the principal amount so prepaid, repaid, refinanced, substituted or replaced. All such amounts shall be due and payable on the date of effectiveness of such Repricing Transaction.

(b) Mandatory. (i) Within five (5) Business Days after financial statements have been delivered pursuant to Section 6.01(c) and the related Compliance Certificate has been delivered pursuant to Section 6.01(d) (or, if later, the date on which such financial statements and such Compliance Certificate are required to be delivered pursuant to such clauses), the Borrowers shall prepay an aggregate principal amount of Term Loans in an amount equal to (A) 50% (as may be adjusted pursuant to the proviso below) of Excess Cash Flow for the Fiscal Year covered by such financial statements commencing with the Fiscal Year ending on December 31, 2015, minus (B) the sum of (1) the aggregate amount of voluntary principal prepayments of the Loans made during such fiscal year or after year-end and prior to when such Excess Cash Flow prepayment is due (except prepayments of Revolving Credit Loans that are not accompanied by a corresponding permanent commitment reduction of the corresponding Revolving Credit Commitments and Loans repurchased pursuant to Dutch Auctions or open market purchases in an amount equal to the discounted purchase price of such Loans paid in respect of such Loans pursuant to such Dutch Auctions or through open market purchases), in each case other than to the extent that any such prepayment is funded with the proceeds of Specified Refinancing Debt, Refinancing Notes or any other long-term Indebtedness and (2) any amount not required to be applied pursuant to Section 2.05(b)(vii) during such period; provided that such percentage in respect of any Excess Cash Flow Period shall be reduced to 25% or 0% if the First Lien Net Leverage Ratio (as of the last day of the Fiscal Year to which such Excess Cash Flow Period relates and as evidenced by financial statements that have been delivered pursuant to Section 6.01(c) and a Compliance Certificate delivered pursuant to Section 6.01(d) in each case in respect of such Fiscal Year) was less than or equal to 4.00:1.00 or 3.30:1.00, respectively.

(ii) (A) If (x) any member of the Restricted Group Disposes of any property or assets pursuant to a Prepayment Asset Sale and such Disposition results in the receipt of Net Proceeds or (y) any Casualty Event occurs and results in the receipt by any member of the Restricted Group of Net Insurance/Condemnation Proceeds, in each case, in excess of (x) €5,000,000 in a single transaction or series of related transactions and (y) €10,000,000 in the aggregate in any Fiscal Year (any such transaction or series of related transactions resulting in Net Proceeds or Net Insurance/Condemnation Proceeds, a “Relevant Transaction”), (1) the Borrower Representative (on behalf of the Borrowers) shall give written notice to the Administrative Agent thereof promptly after the date of receipt of such Net Proceeds or Net Insurance/Condemnation Proceeds, as applicable, and (2) except to the extent the Borrowers elect in such notice to reinvest all or a portion of such Net Proceeds or Net Insurance/Condemnation Proceeds, as applicable, in accordance with Section 2.05(b)(ii)(B) (which election shall not be permitted while an Event of Default exists), the Borrowers shall prepay, subject to Section 2.05(b)(viii) an aggregate principal amount of Term Loans in an amount equal to all Net Proceeds or Net Insurance/Condemnation Proceeds, as applicable, received from such Relevant Transaction within five (5) Business Days of receipt thereof by such member of the Restricted Group; provided that the Borrowers may use a portion of the Net Cash Proceeds received from such Relevant Transaction to prepay or repurchase any other Indebtedness that is secured by the Collateral on a first lien “equal and ratable” basis with Liens securing the Obligations to the extent such other Indebtedness and the Liens securing the same are permitted hereunder and the documentation governing such other Indebtedness requires such a prepayment or repurchase thereof with the proceeds of such Relevant Transaction, to the extent not deducted in the calculation of Net Cash Proceeds, in each case in an amount not to exceed the product of (1) the amount of such Net Cash Proceeds and (2) a fraction, the numerator of which is the outstanding principal amount of such other Indebtedness (or to the extent such amount is not in Euros, such equivalent amount of such Indebtedness converted into Euros as determined in accordance with Section 1.08) and the denominator of which is the aggregate outstanding principal amount of Term Loans and such other Indebtedness (or to the extent such amount is not in Euros, such equivalent amount of such Indebtedness converted into Euros as determined in accordance with Section 1.08).

(B) With respect to any Net Proceeds or Net Insurance/Condemnation Proceeds, as applicable, realized or received with respect to any Relevant Transaction at the option of the Borrowers, the Borrowers may reinvest all or any portion of such Net Proceeds or Net Insurance/Condemnation Proceeds, as applicable, in the business within 365 days following receipt of such Net Proceeds or Net Insurance/Condemnation Proceeds, as applicable (or, if the relevant member of the Restricted Group has contractually committed within 365 days following receipt of such Net Proceeds or Net Insurance/Condemnation Proceeds, as applicable, to reinvest such Net Proceeds or Net Insurance/Condemnation Proceed, as applicable, then within 545 days following receipt of such Net Proceeds or Net Insurance/Condemnation Proceeds, as applicable); provided, however, that if any of such Net Proceeds or Net Insurance/Condemnation Proceed, as applicable, are no longer intended to be so reinvested at any time after the occurrence of the Relevant Transaction (or are not reinvested within such 365 days or 545 days, as applicable), an amount equal to any such Net Proceeds or Net Insurance/Condemnation Proceeds, as applicable, shall be promptly applied to the prepayment of Term Loans (subject to the proviso set forth in clause (A) above) as set forth in this Section 2.05.

(iii) Upon the incurrence or issuance by any member of the Restricted Group of any Refinancing Notes, any Specified Refinancing Term Loans or any Indebtedness not expressly permitted to be incurred or issued pursuant to Section 7.01, the Borrowers shall prepay an aggregate principal amount of Term Loan Tranches in an amount equal to 100% of all Net Proceeds received therefrom immediately upon receipt thereof by such member of the Restricted Group.

(iv) [reserved].

(v) Upon the incurrence by any member of the Restricted Group of any Specified Refinancing Debt constituting revolving credit facilities, the Borrowers shall prepay an aggregate principal amount of the applicable Tranche of Revolving Credit Loans in an amount equal to 100% of all Net Proceeds received therefrom immediately upon receipt thereof by such member of the Restricted Group.

(vi) If for any reason the sum of the Total Revolving Credit Outstandings under any Revolving Tranche at any time exceed the sum of the Revolving Tranches then in effect (including after giving effect to any reduction in the Revolving Credit Commitments pursuant to Section 2.06), the Borrowers shall immediately prepay Revolving Tranches and/or Cash Collateralize the L/C Obligations in an aggregate amount equal to such excess, and each prepayment and the provision of Cash Collateral shall be applied to each Revolving Tranche on a pro rata basis; provided, however, that the Borrowers shall not be required to Cash Collateralize the L/C Obligations pursuant to this Section 2.05(b)(vi) unless after the prepayment in full of the Revolving Tranches the sum of the Total Revolving Credit Outstandings exceed the aggregate Revolving Credit Commitments under such Tranche.

(vii) Subject to Section 2.17, each prepayment of Term Loans pursuant to this Section 2.05(b) shall be applied to each Term Loan Tranche on a pro rata basis (or, if agreed to in writing by the Majority Lenders of a Term Loan Tranche, in a manner that provides for more favorable prepayment treatment of other Term Loan Tranches, so long as each other such Term Loan Tranche receives its Pro Rata Share of any amount to be applied more favorably, except to the extent otherwise agreed by the Majority Lenders of each Term Loan Tranche receiving less than such Pro Rata Share) (other than a prepayment of (x) Term Loans or Revolving Credit Loans, as applicable, with the proceeds of Indebtedness incurred pursuant to Section 2.18, which shall be applied to the Term Loan Tranche or Revolving Tranche, as applicable, being refinanced pursuant thereto or (y) Term Loans with the proceeds of any Refinancing Notes issued to the extent permitted under Section 7.02(a)(i), which shall be applied to the Term Loan Tranche being refinanced pursuant thereto). Amounts to be applied to a Term Loan Tranche in connection with prepayments made pursuant to this Section 2.05(b) shall be applied (A) (to the extent applicable) to the scheduled installments with respect to such Term Loan Tranche in direct order of maturity of the remaining scheduled installments for the 24 months following the relevant prepayment event and thereafter shall be applied ratably to any remaining scheduled installments with respect to such Term Loan Tranche (including any payment due on maturity of such Term Loan Tranche) or, (B) if there are no scheduled installments with respect to such Term Loan Tranche, to reduce the final bullet amount due on maturity of such Term Loan Tranche. Each prepayment of Term Loans under a Facility pursuant to this Section 2.05(b) shall be applied on a pro rata basis to the then outstanding Base Rate Loans and Eurocurrency Rate Loans under such Facility; provided that, if there are no Declining Lenders with respect to such prepayment, then the amount thereof shall be applied first to Base Rate Loans under such Facility to the full extent thereof before application to Eurocurrency Rate Loans, in each case in a manner that minimizes the amount payable by the Borrowers in respect of such prepayment pursuant to Section 3.06.

(viii) All prepayments under this Section 2.05 shall be made together with, in the case of any such prepayment of a Eurocurrency Rate Loan on a date other than the last day of an Interest Period therefor, any amounts owing in respect of such Eurocurrency Rate Loan pursuant to Section 3.06 and, to the extent applicable, any additional amounts required pursuant to Section 2.05(a)(iv). Notwithstanding any of the other provisions of this Section 2.05(b), so long as no Event of Default shall have occurred and be continuing, if any prepayment of Eurocurrency Rate Loans is required to be made under this Section 2.05(b), other than on the last day of the Interest Period therefor, either Borrower may, in its sole discretion, deposit the amount of any such prepayment otherwise required to be made thereunder with the Administrative Agent to be held as security for the obligations of the applicable Borrower to make such prepayment pursuant to a cash collateral agreement to be entered into on terms reasonably satisfactory to the Administrative Agent until the last day of such Interest Period, at which time the Administrative Agent shall be authorized (without any further action by or notice to or from the Borrowers or any other Loan Party) to apply such amount to the prepayment of such Loans in accordance with this Section 2.05(b) (determined as of the date such prepayment was required to be originally made); provided that, such unpaid Eurocurrency Rate Loans shall continue to bear interest in accordance with Section 2.08 until such unpaid Eurocurrency Rate Loans have been prepaid. Upon the occurrence and during the continuance of any Event of Default, the Administrative Agent shall also be authorized (without any further action by or notice to or from the Borrowers or any other Loan Party) to apply such amount to the prepayment of the outstanding Loans in accordance with this Section 2.05(b) (determined as of the date such prepayment was required to be originally made). Notwithstanding anything to the contrary contained in this Agreement, any amounts held by the Administrative Agent pursuant to this clause (vii) pending application to the applicable Term Loans shall be held and applied to the satisfaction of the applicable Term Loans prior to any other application of such property as may be provided for herein.

(ix) Notwithstanding any other provisions of this Section 2.05, to the extent that any or all of the Net Proceeds of any Disposition pursuant to a Prepayment Asset Sale by a Non-German Subsidiary (a “Foreign Disposition”) or the Net Insurance/Condemnation Proceeds of any Casualty Event from a Non-German Subsidiary (a “Foreign Casualty Event”), in each case giving rise to a prepayment event pursuant to Section 2.05(b)(ii), or Excess Cash Flow attributable to a Non-German Subsidiary giving rise to a prepayment event pursuant to Section 2.05(b)(i) are or is prohibited, restricted or delayed by applicable local law from being repatriated to Germany, (A) the portion of such Net Proceeds, Net Insurance/Condemnation Proceeds or Excess Cash Flow so affected will not be required to be applied to repay Term Loans at the times provided in this Section 2.05 but may be retained by the applicable Non-German Subsidiary so long, but only so long, as the applicable local law will not permit repatriation to Germany (the Borrowers hereby agreeing to use commercially reasonable efforts to cause the applicable Non-German Subsidiary to promptly take all actions reasonably required by the applicable local law to permit such repatriation), and once such repatriation of any of such affected Net Proceeds, Net Insurance/Condemnation Proceeds or Excess Cash Flow is permitted under the applicable local law, such repatriation will be immediately effected and such repatriated Net Proceeds, Net Insurance/Condemnation Proceeds or Excess Cash Flow will be promptly (and in any event not later than two Business Days after such repatriation) applied (net of additional taxes payable or reserved against as a result thereof) to the repayment of the Loans pursuant to this Section 2.05 to the extent provided herein and (B) to the extent that the Borrower Representative has determined in good faith that repatriation of any or all of the Net Proceeds of any Foreign Disposition, Net Insurance/Condemnation Proceeds of any Foreign Casualty Event or Excess Cash Flow would have a material adverse tax cost consequence (taking into account any foreign tax credit or benefit actually realized in connection with such repatriation) with respect to such Net Proceeds, Net Insurance/Condemnation Proceeds or Excess Cash Flow, the Net Proceeds, Net Insurance/Condemnation Proceeds or Excess Cash Flow so affected may be retained by the applicable Subsidiary, provided that, in the case of this clause (B), on or before the date on which any Net Proceeds or Net Insurance/Condemnation Proceeds so retained would otherwise have been required to be applied to reinvestments or prepayments pursuant to this Section 2.05 (or twelve months after the date such Excess Cash Flow would have been so required to be applied if it were Net Proceeds), (x) the applicable Borrower shall apply an amount equal to such Net Proceeds, Net Insurance/Condemnation Proceeds or Excess Cash Flow to such reinvestments or prepayments as if such Net Proceeds, Net Insurance/Condemnation Proceeds or Excess Cash Flow had been received by the applicable Borrower rather than such Subsidiary, less the amount of additional taxes that would have been payable or reserved against if such Net Proceeds, Net Insurance/Condemnation Proceeds or Excess Cash Flow had been repatriated (or, if less, the Net Proceeds, Net Insurance/Condemnation Proceeds or Excess Cash Flow that would be calculated if received by such Subsidiary) or (y) such Net Proceeds, Net Insurance/Condemnation Proceeds or Excess Cash Flow are applied to the repayment of Indebtedness of a Subsidiary, in each case, other than as mutually agreed by the Borrower Representative and the Administrative Agent.

(x) The Borrower Representative shall deliver to the Administrative Agent, at the time of each prepayment required under this Section 2.05(b), a certificate signed by a Responsible Officer of the Borrower Representative setting forth in reasonable detail the calculation of the amount of such prepayment. Each such certificate shall specify the Borrowings being prepaid and the principal amount of each Borrowing (or portion thereof) to be prepaid.

(c) Term Lender Opt-Out. With respect to any prepayment of Initial Term Loans and, unless otherwise specified in the documents therefor, other Term Loan Tranches pursuant to Section 2.05(b)(i), (ii) or (iii), any Appropriate Lender, at its option (but solely to the extent the Borrower Representative elects for this clause (c) to be applicable to a given prepayment), may elect not to accept such prepayment as provided below. The Borrower Representative (on behalf of the Borrowers) may notify the Administrative Agent of any event giving rise to a pre-payment under Section 2.05(b)(i), (ii) or (iii) at least ten Business Days prior to the date of such prepayment. Each such notice shall specify the date of such prepayment and provide a reasonably detailed calculation of the amount of such prepayment that is required to be made under Section 2.05(b)(i), (ii) or (iii) (the “Prepayment Amount”). The Administrative Agent will promptly notify each Appropriate Lender of the contents of any such prepayment notice so received from the Borrower Representative (on behalf of the Borrowers), including the date on which such prepayment is to be made (the “Prepayment Date”). Any Appropriate Lender may (but solely to the extent the Borrower Representative elects for this clause (c) to be applicable to a given prepayment) decline to accept all (but not less than all) of its share of any such prepayment (any such Lender, a “Declining Lender”) by providing written notice to the Administrative Agent no later than five Business Days after the date of such Appropriate Lender’s receipt of notice from the Administrative Agent regarding such prepayment. If any Appropriate Lender does not give a notice to the Administrative Agent on or prior to such fifth Business Day informing the Administrative Agent that it declines to accept the applicable prepayment, then such Lender will be deemed to have accepted such prepayment. On any Prepayment Date, an amount equal to the Prepayment Amount minus the portion thereof allocable to Declining Lenders, in each case for such Prepayment Date, shall be paid to the Administrative Agent by the Borrowers and applied by the Administrative Agent ratably to prepay Term Loans under the Term Loan Tranches owing to Appropriate Lenders (other than Declining Lenders) in the manner described in Section 2.05(b) for such prepayment. Any amounts that would otherwise have been applied to prepay Term Loans, Incremental Term Loans or Specified Refinancing Term Loans owing to Declining Lenders shall be retained by the Borrowers (such amounts, “Declined Amounts”).

(d) All Loans shall be repaid, whether pursuant to this Section 2.05 or otherwise, in the currency in which they were made.

Section 2.06 Termination or Reduction of Commitments.

(a) Optional. The Borrowers may, upon written notice by the Borrower Representative (on behalf of the Borrowers) to the Administrative Agent, terminate the unused portions of the Commitments under any Term Loan Tranche, the Letter of Credit Sublimit, or the unused Revolving Credit Commitments under any Revolving Tranche, or from time to time permanently reduce the unused portions of the Commitments under any Term Loan Tranche, the Letter of Credit Sublimit, or the unused Revolving Credit Commitments under any Revolving Tranche; provided that (i) any such notice shall be received by the Administrative Agent five Business Days (or such shorter period as the Administrative Agent shall agree) prior to the date of termination or reduction, (ii) any such partial reduction shall be in an aggregate amount of (x) €2,000,000 or any whole multiple of €500,000 in excess thereof in respect of Commitments denominated in Euros (y) $2,000,000 or any whole multiple of $500,000 in excess thereof in respect of Commitments denominated in Dollars and (iii) the Borrowers shall not terminate or reduce (A) the Commitments under any Tranche of the Revolving Credit Facility if, after giving effect thereto and to any concurrent prepayments hereunder, (x) the Total Revolving Credit Outstandings would exceed the Revolving Credit Facility or (y) the Total Revolving Credit Outstandings with respect to such Tranche would exceed the Revolving Credit Commitments under such Tranche or (B) the Letter of Credit Sublimit if, after giving effect thereto, the Outstanding Amount of L/C Obligations not fully Cash Collateralized hereunder would exceed the Letter of Credit Sublimit. Any such notice of termination or reduction of commitments pursuant to this Section 2.06(a) may state that it is conditioned upon the occurrence or non-occurrence of any event specified therein (including the effectiveness of other credit facilities), in which case such notice may be revoked by the Borrower Representative (by written notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied.

(b) Mandatory. (i) The Aggregate Commitments under a Term Loan Tranche shall be automatically and permanently reduced to zero on the date of the initial incurrence of Term Loans under such Term Loan Tranche.

(ii) Upon the incurrence by any member of the Restricted Group of any Specified Refinancing Debt constituting revolving credit facilities, the Revolving Credit Commitments of the Lenders of the Tranche of Revolving Credit Loans being refinanced shall be automatically and permanently reduced on a ratable basis by an amount equal to 100% of the Commitments under such revolving credit facilities.

(iii) If after giving effect to any reduction or termination of Revolving Credit Commitments under this Section 2.06, the Letter of Credit Sublimit exceeds the amount of the Revolving Credit Facility at such time, the Letter of Credit Sublimit shall be automatically reduced by the amount of such excess.

(iv) If, after giving effect to any determination of the Euro Amount for Revolving Credit Loans and L/C Obligations on any Revaluation Date, the aggregate Outstanding Amount of the Revolving Credit Loans exceeds the aggregate amount of Revolving Credit Commitments then in effect by 5.0% or more, the Borrowers shall, within five Business Days of receipt of notice thereof from the Administrative Agent setting forth such calculation in reasonable detail, prepay the applicable outstanding Euro Amount of the Revolving Credit Loans or take other action as the Administrative Agent, in its discretion, may direct (including Cash Collateralization of the applicable L/C Obligations in amounts from time to time equal to such excess) to the extent necessary to eliminate any such excess.

(v) The aggregate Revolving Credit Commitments with respect to the applicable Revolving Credit Facility shall automatically and permanently be reduced to zero on the Maturity Date with respect to such Revolving Credit Facility.

(c) Application of Commitment Reductions; Payment of Fees. The Administrative Agent will promptly notify the Lenders of the applicable Revolving Credit Facility of any termination or reduction of the Commitments under any Term Loan Tranche, the Letter of Credit Sublimit or the Revolving Credit Commitment under this Section 2.06. Upon any reduction of Commitments under a Facility or Tranche thereof, the Commitment of each Lender under such Facility or Tranche thereof shall be reduced by such Lender’s ratable share of the amount by which such Facility or Tranche thereof is reduced (other than the termination of the Commitment of any Lender as provided in Section 3.08). All commitment fees accrued until the effective date of any termination of the Aggregate Commitments and unpaid, shall be paid on the effective date of such termination. For the avoidance of doubt, to the extent that any portion of the Revolving Credit Loans have been refinanced with one or more new revolving credit facilities constituting Specified Refinancing Debt, any prepayments of revolving Loans made pursuant to this Section 2.06 (other than any prepayments of revolving Loans made pursuant to Section 2.06(b)(ii)) shall be allocated ratably among the Revolving Tranches.

Section 2.07 Repayment of Loans.

(a) Initial Term Loans. The Term Borrowers shall repay to the Administrative Agent for the ratable account of the Term Lenders holding Initial Term Loans the aggregate principal amount of all Initial Term Loans outstanding in consecutive quarterly scheduled installments (which scheduled installments shall, to the extent applicable, be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Sections 2.05 and 2.06):

Date	Amount of Initial Dollar Term Loans	Amount of Initial Euro Term Loans
Each March 31, June 30, September 30 and December 31 ending prior to the Maturity Date for the Initial Term Loans starting with December 31, 2014	The Euro Amount of €665,000	€997,500

Maturity Date for the Initial Term Loans	All unpaid aggregate principal amounts of any outstanding Initial Dollar Term Loans owed by each applicable Term Borrower	All unpaid aggregate principal amounts of any outstanding Initial Euro Term Loans owed by each applicable Term Borrower

(b) The principal amount of Incremental Term Loans of each Term Lender shall be repaid as provided in the amendment to this Agreement in respect of such Incremental Term Loans as contemplated by Section 2.14, subject to the requirements of Section 2.14 (which installments shall, to the extent applicable, be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Sections 2.05 and

2.06, or be increased as a result of any increase in the amount of Incremental Term Loans pursuant to Section 2.14 (such increased scheduled installments to be calculated in the same manner (and on the same basis) as the schedule set forth in the amendment to this Agreement in respect of such Incremental Term Loans as contemplated by Section 2.14 for the initial incurrence of such Incremental Term Loans)). To the extent not previously paid, each Incremental Term Loan shall be due and payable on the Maturity Date applicable to such Incremental Term Loans.

(c) The principal amount of Specified Refinancing Term Loans of each Term Lender shall be repaid as provided in the Refinancing Amendment, subject to the requirements of Section 2.18 (which installments shall, to the extent applicable, be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Sections 2.05 and 2.06, or be increased as a result of any increase in the amount of Specified Refinancing Term Loans pursuant to Section 2.18 (such increased scheduled installments to be calculated in the same manner (and on the same basis) as the schedule set forth in the Refinancing Amendment for the initial incurrence of such Specified Refinancing Term Loans)). To the extent not previously paid, each Specified Refinancing Term Loan shall be due and payable on the Maturity Date applicable to such Specified Refinancing Term Loans.

(d) The principal amount of Extended Term Loans of each Extending Term Lender shall be repaid as provided in the amendment to this Agreement in respect of such Extended Term Loans as contemplated by Section 2.15, subject to the requirements of Section 2.15 (which installments shall, to the extent applicable, be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Sections 2.05 and 2.06). To the extent not previously paid, each Extended Term Loan shall be due and payable on the Maturity Date applicable to such Extended Term Loans.

(e) Revolving Credit Loans. The Borrowers shall repay to the Administrative Agent for the ratable account of the Appropriate Lenders on the applicable Maturity Date for the Revolving Credit Facilities of a given Tranche the aggregate principal amount of all of its Revolving Credit Loans of such Tranche outstanding on such date.

(f) All Loans shall be repaid, whether pursuant to this Section 2.07 or otherwise, in the currency in which they were made.

Section 2.08 Interest.

(a) (i) Each Eurocurrency Rate Loan under a Facility shall bear interest on the outstanding principal amount thereof for each Interest Period from the applicable borrowing date or conversion date, as the case may be, at a rate per annum equal to the sum of (A) the Adjusted Eurocurrency Rate applicable to the currency in which such Eurocurrency Rate Loan is incurred for such Interest Period plus (B) the Applicable Rate for Eurocurrency Rate Loans under such Facility; and (ii) each Base Rate Loan under a Facility shall bear interest on the outstanding principal amount thereof from the applicable borrowing date or conversion date, as the case may be, at a rate per annum equal to the sum of (A) the Base Rate plus (B) the Applicable Rate for Base Rate Loans under such Facility. Each Revolving Credit Loan denominated in Euro or an Alternative Currency shall be a Eurocurrency Rate Loan. The Borrowers shall pay interest on all overdue Obligations hereunder, which shall include all Obligations following an acceleration pursuant to Section 8.02 (including an automatic acceleration), at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws. Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(b) Accrued interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein; provided that in the event of any repayment or prepayment of any Loan (other than Revolving Credit Loans bearing interest based on the Base Rate that are repaid or prepaid without any corresponding termination or reduction of the Revolving Credit Commitments other than as set forth in Section 2.14(e)), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

(c) Interest on each Loan shall be payable in the currency in which each Loan was made.

(d) All computations of interest hereunder shall be made in accordance with Section 2.10 of this Agreement.

(e) The parties mutually acknowledge that the rate of interest applicable to Loans to any Italian Obligor under this Agreement (including the relevant component of any applicable fee and expense) determined as of the date of execution of this Agreement is believed in good faith to be in compliance with Law No. 108 of 7 March 1996 as amended (the “Italian Usury Law”). In any event, the parties agree and accept that if, pursuant to a change in law or in the official interpretation of Italian Usury Law, the rate of interest applicable to a Loan to any Italian Obligor and/or the default rate of interest (if due at such time to any Italian Obligor) at any time is deemed to exceed the maximum rate permitted by Italian Usury Law, then the relevant interest rate or default rate applicable to such Italian Obligor shall be automatically reduced to the maximum admissible interest rate pursuant to such legislation, for the period during which it is not possible to apply the interest rate as originally agreed in this Agreement.

Section 2.09 Fees. In addition to certain fees described in Sections 2.03(g) and (h):

(a) Commitment Fee. The Borrowers shall pay to the Administrative Agent for the account of each Revolving Credit Lender in accordance with its Pro Rata Share of each Tranche of the Revolving Credit Facility a commitment fee in Euros equal to the Applicable Commitment Fee multiplied by the actual daily amount by which the aggregate Revolving Credit Commitments under such Tranche exceed the sum of (A) the Outstanding Amount of Revolving Credit Loans under such Tranche and (B) the Outstanding Amount of L/C Obligations under such Tranche, subject to adjustment as provided in Section 2.17. The commitment fee shall accrue at all times from the Closing Date until the Maturity Date for the Revolving Credit Facility, and shall be due and payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing with the last Business Day of the first full fiscal quarter to end following the Closing Date, and on the Maturity Date for the Revolving Credit Facility.

(b) Other Fees. The Borrowers shall pay to the Arrangers and the Administrative Agent for their own respective accounts or for the account of the Lenders, as appropriate, fees in the amounts and at the times specified in the Fee Letter.

Section 2.10 Computation of Interest and Fees; Retroactive Adjustments of Applicable Rate.

All computations of interest for Base Rate Loans based on the Prime Lending Rate shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year). Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid; provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one day. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

Section 2.11 Evidence of Indebtedness.

(a) The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and evidenced by one or more entries in the Register maintained by the Administrative Agent, acting solely for purposes of Treasury Regulation Section 5f.103-1(c), as a non-fiduciary agent for the Borrowers, in each case in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be prima facie evidence absent manifest error of the amount of the Credit Extensions made by the Lenders to the Borrowers and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit the obligation of the Borrowers hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender made through the Administrative Agent, the Borrowers shall execute and deliver to such Lender (through the Administrative Agent) a Note payable to such Lender, which shall evidence such Lender’s Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

(b) In addition to the accounts and records referred to in Section 2.11(a), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records and, in the case of the Administrative Agent, entries in the Register, evidencing the purchases and sales by such Lender of participations in Letters of Credit. In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.

(c) Entries made in good faith by the Administrative Agent in the Register pursuant to Sections 2.11(a) and (b), and by each Lender in its accounts or records pursuant to Sections 2.11(a) and (b), shall be prima facie evidence of the amount of principal and interest due and payable or to become due and payable from the Borrowers to, in the case of the Register, each Lender and, in the case of such accounts or records, such Lender, under this Agreement and the other Loan Documents, absent manifest error; provided that the failure of the Administrative Agent or such Lender to make an entry, or any finding that an entry is incorrect, in the Register or such accounts or records shall not limit the obligations of the Borrowers under this Agreement and the other Loan Documents.

Section 2.12 Payments Generally; Administrative Agent’s Clawback.

(a) General. All payments to be made by the Borrowers shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein and except with respect to payments in an Alternative Currency, all payments by the Borrowers hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the Administrative Agent’s office in Euros or Dollars (as the case may be) and in immediately available funds not later than 12:00 p.m. (New York City time) on the date specified herein. Except as otherwise expressly provided herein, all payments by any Borrower hereunder in an Alternative Currency shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent’s office in such Alternative Currency and in Same Day Funds not later than 2:00 p.m. (London time) on the dates specified herein. If, for any reason, any Borrower is prohibited by any Law from making any required payment hereunder in an Alternative Currency, such Borrower shall make such payment in Euros in the Euro Amount of the Alternative Currency payment amount. The Administrative Agent will promptly distribute to each Lender its ratable share in respect of the relevant Facility or Tranche thereof (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Lending Office. All payments received by the Administrative Agent (i) after 12:00 p.m. (New York City time) in the case of payments in Euros or Dollars or (ii) after 2:00 p.m. (London time) in the case of payments in an Alternative Currency, shall, in each case, be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Borrowers shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be; provided, however, that, if such extension would cause payment of interest on or principal of Eurocurrency Rate Loans to be made in the next succeeding calendar month, such payment shall be made on the immediately preceding Business Day.

(b) (i) Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing of Eurocurrency Rate Loans (or, in the case of any Borrowing of Base Rate Loans, prior to 12:00 p.m. (New York City time) on the date of such Borrowing) that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with and at the time required by Section 2.02(b) and may, in reliance upon such assumption, make available to the Borrowers a corresponding amount. In such event, if any Lender does not in fact make its share of the applicable Borrowing available to the Administrative Agent, then such Lender and the Borrowers severally agree to pay to the Administrative Agent forthwith on demand an amount equal to such applicable share in immediately available funds with interest thereon, for each day from and including the date such amount is made available to the Borrowers by the Administrative Agent to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the greater of the applicable Overnight Rate and a rate reasonably determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, plus any reasonable administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing and (B) in the case of a payment to be made by the Borrowers, the interest rate applicable to Base Rate Loans. If both the Borrowers and such Lender pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrowers the amount of such interest paid by the Borrowers for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrowers shall be without prejudice to any claim the Borrowers may have against a Lender that shall have failed to make its share of any Borrowing available to the Administrative Agent.

(ii) Payments by the Borrowers; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower Representative (on behalf of the Borrowers) prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or an L/C Issuer hereunder that the Borrowers will not make such payment, the Administrative Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Appropriate Lenders or the applicable L/C Issuer, as the case may be, the amount due. In such event, if the Borrowers do not in fact make such payment, then each of the Appropriate Lenders or the applicable L/C Issuer, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or such L/C Issuer, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed by the Administrative Agent to but excluding the date of payment to the Administrative Agent, at the greater of the applicable Overnight Rate and a rate reasonably determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, plus any reasonable administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing.

A notice of the Administrative Agent to any Lender or the Borrowers with respect to any amount owing under this Section 2.12(b) shall be conclusive, absent manifest error.

(c) Failure to Satisfy Conditions Precedent. If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrowers by the Administrative Agent because the conditions to the applicable Credit Extension set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender on demand, without interest.

(d) Obligations of the Lenders Several. The obligations of the Lenders hereunder to make Loans, to fund participations in Letters of Credit and to make payments pursuant to Section 9.01 are several and not joint. The failure of any Lender to make any Loan or to fund any such participation or to make any payment under Section 9.01 on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or, to fund its participation or to make its payment under Section 9.01.

(e) Funding Source. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(f) Insufficient Funds. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, L/C Borrowings, interest and fees then due hereunder, such funds shall be applied (i) first, toward payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, toward payment of principal and L/C Borrowings then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and L/C Borrowings then due to such parties.

(g) Unallocated Funds. If the Administrative Agent receives funds for application to the Obligations of the Loan Parties under or in respect of the Loan Documents under circumstances for which the Loan Documents do not specify the manner in which such funds are to be applied, the Administrative Agent may, but shall not be obligated to, elect to distribute such funds to each of the Lenders in accordance with such Lender’s ratable share of the sum of (a) the Outstanding Amount of all Loans outstanding at such time and (b) the Outstanding Amount of all L/C Obligations outstanding at such time, in repayment or prepayment of such of the outstanding Loans or other Obligations then owing to such Lender.

Section 2.13 Sharing of Payments. If, other than as expressly provided elsewhere herein (including the application of funds arising from the existence of a Defaulting Lender), any Lender shall obtain on account of the Loans made by it, or the participations in L/C Obligations held by it, any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) in excess of its ratable share (or other share contemplated hereunder) thereof, such Lender shall immediately (a) notify the Administrative Agent of such fact and (b) purchase from the other Lenders such participations in the Loans made by them and/or such subparticipations in the participations in L/C Obligations held by them, as the case may be, as shall be necessary to cause such purchasing Lender to share the excess payment in respect of such Loans or such participations, as the case may be, pro rata with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from the purchasing Lender under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by the purchasing Lender in its discretion), such purchase shall to that extent be rescinded and each other Lender shall repay to the purchasing Lender the purchase price paid therefor, together with an amount equal to such paying Lender’s ratable share (according to the proportion of (i) the amount of such paying Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered, without further interest thereon. The Borrowers agree that any Lender so purchasing a participation from another Lender may, to the fullest extent permitted by Law, exercise all its rights of payment (including the right of setoff, but subject to Section 10.09) with respect to such participation as fully as if such Lender were the direct creditor of each Borrower in the amount of such participation. The Administrative Agent will keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section 2.13 and will in each case notify the Lenders following any such purchases or repayments. Each Lender that purchases a participation pursuant to this Section 2.13 shall from and after such purchase have the right to give all notices, requests, demands, directions and other communications under this Agreement with respect to the portion of the Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Obligations purchased. For the avoidance of doubt, the provisions of this Section 2.13 shall not be construed to apply to (A) the application of Cash Collateral provided for in Section 2.16, (B) the assignments and participations (including by means of a Dutch Auction and open market debt repurchases) described in Section 10.05, (C) (i) the incurrence of any Incremental Term Loans in accordance with Section 2.14, (ii) the prepayment of Revolving Credit Loans in accordance with Section 2.14(e) in connection with an Incremental Revolving Facility or (iii) any Specified Refinancing Debt in accordance with Section 2.18, (D) any loan modification offer described in Section 10.01 or Extension described in Section 2.15, or (E) any applicable circumstances contemplated by Sections 2.05(b), 2.14, 2.17 or 3.08.

Section 2.14 Incremental Credit Extensions.

(a) The Borrowers may, at any time, on one or more occasions deliver a written request to Administrative Agent (whereupon the Administrative Agent shall promptly deliver a copy of such request to each of the Lenders) to (i) add one or more new tranches of term facilities and/or increase the principal amount of the Term Loans or any Additional Term Loans by requesting new term loans commitments to be added to such Loans (any such new tranche or increase, an “Incremental Term Facility” and any loans made pursuant to an Incremental Term Facility, “Incremental Term Loans”) and/or (ii) add one or more new tranches of incremental revolving facilities and/or increase the principal amount of any such tranche of incremental revolving facilities (each, an “Incremental Revolving Facility” and, together with any Incremental Term Facility, “Incremental Facilities”; and the loans thereunder, “Incremental Revolving Loans” and, together with any Incremental Term Loans, “Incremental Loans”) in an aggregate principal amount not to exceed, as of any date of determination, (x) the greater of (I) €200,000,000 and (II) the Consolidated EBITDA for the most recently ended Test Period for which financial statements have been delivered in accordance with Section 6.01(b) or 6.01(c), as applicable (the “Incremental Amount”) (less the aggregate principal amount of all Incremental Equivalent Debt incurred or issued in reliance on the Incremental Amount) , plus (y) in the case of any Incremental Facility that effectively extends the Maturity Date or any other maturity date with respect to any Term Facility or any Revolving Facility, an amount equal to the prepayment to be made with respect to the Term Loans, Extended Term Loans and/or Replacement Term Loans and/or the permanent commitment reduction to be made with respect to any Revolving Facility or any Additional Revolving Facility, in each case to be replaced with such Incremental Facility, plus (z) an unlimited amount so long as, in the case of this clause (z), after giving effect to such Incremental Facility, the First Lien Leverage Ratio calculated on a Pro Forma Basis as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, would not exceed 3.30:1.00 (it being understood that for purposes of clause (z) of this Section 2.14(a), (A) any Incremental Revolving Facilities shall be deemed to be fully drawn, (B) if the proceeds of the relevant Incremental Facility will be applied to finance an acquisition or other Investments permitted under this Agreement, compliance with the First Lien Leverage Ratio will be determined as of the date of the execution of the definitive agreement with respect thereto for the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, and (C) the Cash proceeds of the relevant Incremental Facility or Incremental Equivalent Debt shall be excluded in calculating the Unrestricted Cash Amount used in determining the First Lien Leverage Ratio) (the amounts described in clauses (x) and (z) above, the “Incremental Cap”) (it being understood that (I) the Borrowers shall be deemed to have used amounts under clause (y) prior to utilization of amounts under clause (x) or (z), and the Borrowers shall be deemed to have used amounts under clause (z) (to the extent compliant therewith) prior to utilization of amounts under clause (x), and (II) Loans may be incurred under both clauses (x) and (z), and proceeds from any such incurrence may be utilized in a single transaction by first calculating the incurrence under clause (z) above and then calculation the incurrence under clause (x) above) specifying the amount so requested; provided that:

(i) each such request shall be in an amount not less than €5,000,000,

(ii) except as separately agreed from time to time between the Borrowers and any Lender, no Lender shall be obligated to provide all or any portion of any Incremental Commitment and the determination to provide such commitment shall be within the sole and absolute discretion of such Lender,

(iii) the creation or provision of any Incremental Facility or Incremental Loan shall not require the approval of any existing Lender other than any existing Lender providing all or part of any Incremental Commitment,

(iv) the interest rate applicable to any Incremental Facility or Incremental Loans will be determined by the Borrower Representative and the lenders providing such Incremental Facility or Incremental Loans; provided that, in the case of Incremental Term Loans or Incremental Term Facilities that are incurred on or prior to the date that is twelve months after the Closing Date pursuant to clause (z) above and are pari passu in right of payment and with respect to security with the Term Loans, such interest rate will not be more than 0.50% higher than the corresponding interest rate applicable to the Initial Term Loans unless the interest rate margin with respect to the Initial Term Loans is adjusted to be equal to the interest rate with respect to the relevant Incremental Term Loans or Incremental Term Facility, minus, 0.50%; provided, further, that in determining the applicable interest rate: (w) original issue discount or upfront fees paid by the Borrowers in connection with the Initial Term Loans or such Incremental Term Facility or Incremental Term Loans (based on a four-year average life to maturity or lesser remaining life to maturity), shall be included, (x) any amendments to the Applicable Rate that became effective subsequent to the Closing Date but prior to the time of the addition of such Incremental Term Facility or Incremental Term Loans shall be included, (y) arrangement, commitment, structuring and underwriting fees and any amendment fees paid or payable to the Arrangers (or their Affiliates) in their respective capacities as such in connection with the Initial Term Loans or to one or more arrangers (or their Affiliates) in their capacities as such applicable to such Incremental Term Facility or Incremental Term Loans shall be excluded and (z) if such Incremental Term Facility or Incremental Term Loans include any interest rate floor greater than that applicable to the Initial Term Loans, and such floor is applicable to the Term Loans on the date of determination, such excess amount shall be equated to interest margin for determining the increase,

(v) the final maturity date with respect to any Incremental Term Loans shall be no earlier than the Original Term Maturity Date,

(vi) (A) any Incremental Revolving Facility shall be subject to substantially the same terms and conditions (other than pricing, fees, maturity and other immaterial terms which shall be determined by the Borrowers and the lenders providing such Incremental Revolving Facility as the then-existing Revolving Facility) and (B) no Incremental Revolving Facility shall have a final maturity date earlier than (or require commitment reductions prior to) the Original Revolving Maturity Date,

(vii) the Weighted Average Life to Maturity of any Incremental Term Facility shall be no shorter than the Weighted Average Life to Maturity of the then-existing Term Loans (without giving effect to any prepayments thereof),

(viii) any Incremental Facility (A) will be subject to, and governed by, the Intercreditor Agreement and (B) may rank pari passu or junior in right of payment and pari passu or junior with respect to security with the Term Loans or may be unsecured,

(ix) any prepayment (other than scheduled amortization payments) of Incremental Term Loans that are pari passu in right of payment and pari passu with respect to security with the Initial Term Loans shall be made on a pro rata basis with all then existing Term Loans (and all other then-existing Incremental Term Loans, Extended Term Loans and Replacement Term Loans requiring ratable prepayment), except that the Borrowers and the lenders in respect of such Incremental Term Loans shall be permitted, in their sole discretion, to elect to prepay or receive, as applicable, any prepayments on a less than pro rata basis (but not on a greater than pro rata basis),

(x) (A) except as otherwise agreed by the lenders providing such Incremental Facilities in connection with a Permitted Acquisition, no Event of Default shall exist immediately prior to or after giving effect to the effectiveness of any Incremental Facility and (B) except as otherwise agreed by the lenders providing such Incremental Facilities in connection with a Permitted Acquisition, the representations and warranties in the Loan Documents shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) immediately prior to, and after giving effect to, the incurrence of such Incremental Facility and the use of proceeds thereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) as of such earlier date,

(xi) on the date of the making of any Incremental Term Loans that will be added to any Class of Term Loans or Additional Term Loans, and notwithstanding anything to the contrary set forth in Section 2.08, such Incremental Term Loans shall be added to (and constitute a part of) each Borrowing of outstanding Term Loans or Additional Term Loans, as applicable, of the same type with the same Interest Period of the respective Class on a pro rata basis (based on the relative sizes of the various outstanding Borrowings), so that each Term Lender will participate proportionately in each then outstanding Borrowing of Term Loans or Additional Term Loans, as applicable, of the same type with the same Interest Period of the respective Class,

(xii) the covenants and events of default of any Incremental Term Facility or Incremental Term Loans, if not consistent with the terms of then-existing Term Loans, shall not be materially more restrictive to the Borrowers, when taken as a whole, than the terms of the then-existing Term Loans, unless (1) the Lenders under the then-existing Term Loans also receive the benefit of such more restrictive terms (it being understood that, to the extent that any covenant is added for the benefit of any Incremental Term Facility, no consent shall be required from the Administrative Agent or any Lender to the extent that such covenant is also added for the benefit of any then-existing Term Loans) or (2) any such provisions apply after the Original Term Maturity Date, and

(xiii) except as otherwise required or permitted in clauses (i) through (xii) above, all other terms of such Incremental Term Facilities, if not consistent with the terms of the Term Loans, shall be as agreed by the Borrower Representative and the lenders providing such Incremental Term Facilities.

(b) Incremental Commitments may be provided by any existing Lender, or by any other lender (any such other lender being called an “Additional Lender”); provided that each of the Administrative Agent and L/C Issuers shall have consented (such consent not to be unreasonably withheld) to such Additional Lender’s providing such Incremental Commitments if such consent would be required under Section 10.05(b) for an assignment of Loans to such Additional Lender; provided, further, that any such Additional Lender that is an Affiliated Lender shall be subject to the provisions of Section 10.05(g), mutatis mutandis, to the same extent as if such Incremental Commitments and related Obligations had been obtained by such Lender by way of assignment.

(c) Each Lender or Additional Lender providing a portion of the Incremental Commitments shall execute and deliver to the Administrative Agent and the Borrower Representative all such documentation (including an amendment to this Agreement or any other Loan Document) as may be reasonably required by the Administrative Agent to evidence and effectuate such Incremental Commitments. On the effective date of such Incremental Commitments, each Additional Lender added as a new Lender pursuant to such Incremental Commitments shall become a Lender for all purposes in connection with this Agreement.

(d) [reserved]

(e) To the extent the Borrowers elect to implement any Incremental Revolving Facility, then notwithstanding any other provision of this Agreement to the contrary, (i) the Borrowers shall be permitted to modify the terms of this Agreement with the consent of only the Administrative Agent to appropriately incorporate revolving facility mechanics (including those related to payments, prepayments, purchases of participations and reallocation mechanisms and letter of credit and/or other subfacilities) and other provisions and commitment schedules relating to Revolving Tranches generally and (ii) to the extent any other Incremental Revolving Facility or any Extended Revolving Credit Commitments or Replacement Revolving Facility then exists, (1) the borrowing and repayment (except for (A) payments of interest and fees at different rates on any such Revolving Tranches (and related outstandings), (B) repayments required upon the maturity date of any such Revolving Tranches and (C) repayments made in connection with a permanent repayment and termination of commitments (subject to clause (3) below)) of Loans with respect to any such Revolving Tranches after the effective date of such Incremental Revolving Facility shall be made on a pro rata basis with all other Revolving Tranches, (2) all letters of credit under any such Revolving Tranches shall be participated on a pro rata basis by all lenders with commitments under such Revolving Tranches and (3) the permanent repayment of Loans with respect to, and termination of commitments under, any such Revolving Tranches after the effective date of such Incremental Revolving Facility shall be made on a pro rata basis with all other revolving facilities, except that the Borrowers shall be permitted to permanently repay and terminate commitments of any such revolving facility on a greater than pro rata basis as compared to any other revolving facilities with a later maturity date than such revolving facility.

(f) Upon the implementation of any Incremental Revolving Facility pursuant to this Section 2.14, if such Incremental Revolving Facility is through an increase to the existing Revolving Credit Facility (rather than by implementing a new Incremental Revolving Commitment), (i) each revolving Lender immediately prior to such increase will automatically and without further act be deemed to have assigned to each relevant Incremental Revolving Facility Lender, and each relevant Incremental Revolving Facility Lender will automatically and without further act be deemed to have assumed a portion of such revolving Lender’s participations hereunder in outstanding letters of credit, if applicable, such that, after giving effect to each deemed assignment and assumption of participations, all of the revolving Lenders’ (including each Incremental Revolving Facility Lender) participations hereunder in letters of credit and (ii) the existing Revolving Lenders of the applicable Class shall assign Revolving Loans to certain other Revolving Lenders of such Class (including the revolving Lenders providing the relevant Incremental Revolving Facility), and such other Revolving Lenders (including the Revolving Lenders providing the relevant Incremental Revolving Facility) shall purchase such Revolving Loans, in each case to the extent necessary so that all of the Revolving Lenders of such Class participate in each outstanding borrowing of Revolving Loans pro rata on the basis of their respective Revolving Credit Commitments of such Class (after giving effect to any increase in the Revolving Credit Commitment pursuant to this Section 2.14); it being understood and agreed that the minimum borrowing, pro rata borrowing and pro rata payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to the immediately preceding sentence.

(g) The Lenders hereby irrevocably authorize the Administrative Agent to enter into amendments to this Agreement and the other Loan Documents with the Loan Parties as may be necessary in order to establish new tranches or sub-tranches in respect of Loans or commitments increased or extended pursuant to this Section 2.14 and such technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower Representative in connection with the establishment of such new tranches or sub-tranches, in each case on terms consistent with this Section 2.14.

(h) This Section 2.14 shall supersede any provisions in Section 2.12 or 10.02 to the contrary.

Section 2.15 Extensions of Loans and Incremental Revolving Commitments.

(a) Notwithstanding anything to the contrary in this Agreement, pursuant to one or more offers (each, an “Extension Offer”) made from time to time by the Borrowers to all Lenders holding Loans of any Class with a like maturity date or commitments with a like maturity date, in each case on a pro rata basis (based on the aggregate outstanding principal amount of the respective Loans or commitments of such Class with a like maturity date) and on the same terms to each such Lender, the Borrowers are hereby permitted to consummate from time to time transactions with individual Lenders that accept the terms contained in such Extension Offers to extend the maturity date of each such Lender’s Loans and/or commitments and otherwise modify the terms of such Loans and/or commitments pursuant to the terms of the relevant Extension Offer (including by increasing the interest rate or fees payable in respect of such Loans and/or commitments (and related outstandings) and/or modifying the amortization schedule, if any, in respect of such Lender’s Loans) (each, an “Extension”, and each group of Loans or commitments, as applicable, in each case as so extended, as well as the original Loans and the original commitments (in each case not so extended), being a “tranche”; any Extended Term Loans shall constitute a separate tranche of Loans from the tranche of Loans from which they were converted and any Extended Revolving Credit Commitments shall constitute a separate tranche of revolving commitments from the tranche of revolving commitments from which they were converted), so long as the following terms are satisfied:

(i) no Default under Sections 8.01(a), 8.01(f) or 8.01(g) or Event of Default shall exist at the time the notice in respect of an Extension Offer is delivered to the applicable Lenders, and no Default under Sections 8.01(a), 8.01(f) or 8.01(g) or Event of Default shall exist immediately prior to or after giving effect to the effectiveness of any Extension;

(ii) except as to (x) interest rates, fees and final maturity (which shall, subject to immediately succeeding clause (iv), be determined by the Borrowers and any Lender that agrees to an Extension of its commitments and set forth in the relevant Extension Offer) and (y) any covenants or other provisions applicable only to periods after the Latest Maturity Date, the commitments of any Lender under any Incremental Revolving Facility or Replacement Revolving Facility that agrees to an extension with respect to such commitments extended pursuant to an Extension (an “Extended Revolving Credit Commitment”; and the Loans thereunder, “Extended Revolving Loans”), and the related outstandings, shall be a revolving commitment (or related outstandings, as the case may be) with the same terms (or terms not less favorable to existing Lenders) as the original revolving commitments (and related outstandings) provided hereunder; provided, however, that with respect to representations and warranties, affirmative and negative covenants (including financial covenants) and events of default to be applicable to any Extended Revolving Loans, such provisions may be more favorable to the lenders of the applicable Extended Revolving Loans than those originally applicable to the Revolving Loans subject to the Extension Offer, so long as (and only so long as) such provisions also expressly apply to (and for the benefit of) the tranche of revolving loans subject to the Extension Offer and each other Class of revolving commitments hereunder; provided that (x) to the extent any non-extended revolving commitments remain, or any other Incremental Revolving Facility, Extended Revolving Credit Commitments or Replacement Revolving Facility then exists, (1) the borrowing and repayment (except for (A) payments of interest and fees at different rates on such revolving facilities (and related outstandings), (B) repayments required upon the maturity date of any such revolving facilities and (C) repayment made in connection with a permanent repayment and termination of commitments (subject to clause (3) below)) of Loans with respect to such revolving facilities after the effective date of such Extended Revolving Credit Commitments shall be made on a pro rata basis with all other revolving facilities, (2) all letters of credit under any such revolving facilities shall be participated on a pro rata basis by all Lenders with commitments under any such revolving facilities and (3) the permanent repayment of Loans with respect to, and termination of commitments under, any such revolving facilities after the effective date of such Extended Revolving Credit Commitments shall be made on a pro rata basis with all other such revolving facilities, except that the Borrowers shall be permitted to permanently repay and terminate commitments of any such revolving facility on a greater than pro rata basis as compared to any other revolving facilities with a later maturity date than such revolving facility and (y) at no time shall there be more than three separate Classes of revolving commitments hereunder (including Extended Revolving Credit Commitments, Incremental Revolving Commitments and Replacement Revolving Facilities);

(iii) except as to (x) interest rates, fees, amortization, final maturity date, premiums, required prepayment dates and participation in prepayments (which shall, subject to immediately succeeding clauses (iv), (v) and (vi), be determined by the Borrower Representative and any Lender that agrees to an Extension of its Term Loans and set forth in the relevant Extension Offer) and (y) any covenants or other provisions applicable only to periods after the Latest Maturity Date (in each case, as of the date of such Extension), the Term Loans of any Lender extended pursuant to any Extension (any such extended Term Loans, the “Extended Term Loans”) shall have the same terms (or terms not less favorable to existing Lenders) as the tranche of Term Loans subject to such Extension Offer; provided, however, that with respect to representations and warranties, affirmative and negative covenants (including financial covenants) and events of default to be applicable to any such tranche of Extended Term Loans, such provisions may be more favorable to the lenders of the applicable tranche of Extended Term Loans than those originally applicable to the tranche of Term Loans subject to the Extension Offer, so long as (and only so long as) such provisions also expressly apply to (and for the benefit of) the tranche of Term Loans subject to the Extension Offer and each other Class of Term Loans hereunder;

(iv) (x) the final maturity date of any Extended Term Loans shall be no earlier than the then applicable Latest Maturity Date at the time of Extension and (y) no Extended Revolving Credit Commitments or Extended Revolving Loans shall have a final maturity date earlier than (or require commitment reductions prior to) the Latest Maturity Date applicable to any then-existing Incremental Revolving Loans, Extended Revolving Loans or Loans under any Replacement Revolving Facility;

(v) the Weighted Average Life to Maturity of any Extended Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the Term Loans or any other Extended Term Loans extended thereby (without giving effect to any prepayments thereof);

(vi) any Extended Term Loans may participate on a pro rata basis or a less than pro rata basis (but not greater than a pro rata basis) in any voluntary or mandatory repayments or prepayments (but, for purposes of clarity, not scheduled amortization payments) in respect of the Term Loans (and any Additional Term Loans then subject to ratable repayment requirements), in each case as specified in the respective Extension Offer;

(vii) if the aggregate principal amount of Loans or commitments, as the case may be, in respect of which Lenders shall have accepted the relevant Extension Offer shall exceed the maximum aggregate principal amount of Loans or commitments, as the case may be, offered to be extended by the Borrowers pursuant to such Extension Offer, then the Loans or commitments, as the case may be, of such Lenders shall be extended ratably up to such maximum amount based on the respective principal amounts (but not to exceed actual holdings of record) with respect to which such Lenders have accepted such Extension Offer;

(viii) the Extensions shall be in a minimum amount of €5,000,000;

(ix) any applicable Minimum Extension Condition shall be satisfied or waived by the Borrowers; and

(x) all documentation in respect of such Extension shall be consistent with the foregoing.

(b) With respect to all Extensions consummated by the Borrowers pursuant to this Section 2.15, (i) such Extensions shall not constitute voluntary or mandatory payments for purposes of Section 2.05, (ii) the scheduled amortization payments (in so far as such schedule affects payments due to Lenders participating in the relevant Class) set forth in Section 2.07(a) shall be adjusted to give effect to the Extension of the relevant Class and (iii) except as set forth in clause (a)(viii) above, no Extension Offer is required to be in any minimum amount or any minimum increment; provided that the Borrower Representative may at its election specify as a condition (a “Minimum Extension Condition”) to consummating any such Extension that a minimum amount (to be determined and specified in the relevant Extension Offer in the Borrower Representative’s sole discretion and which may be waived by the Borrower Representative) of Loans or commitments (as applicable) of any or all applicable tranches be tendered. The Administrative Agent and the Lenders hereby consent to the transactions contemplated by this Section 2.15 (including, for the avoidance of doubt, the payment of any interest, fees or premium in respect of any Extended Term Loans and/or Extended Revolving Credit Commitments on such terms as may be set forth in the relevant Extension Offer) and hereby waive the requirements of any provision of this Agreement (including Sections 2.05, 2.07 or 2.12) or any other Loan Document that may otherwise prohibit any such Extension or any other transaction contemplated by this Section 2.15.

(c) No consent of any Lender or the Administrative Agent shall be required to effectuate any Extension, other than the consent of each Lender agreeing to such Extension with respect to one or more of its Loans and/or commitments under any Class (or a portion thereof). All Extended Term Loans and Extended Revolving Credit Commitments and all obligations in respect thereof shall be Secured Obligations under this Agreement and the other Loan Documents that are secured by the Collateral and guaranteed on a pari passu basis with all other applicable Secured Obligations under this Agreement and the other Loan Documents. The Lenders hereby irrevocably authorize the Administrative Agent to enter into amendments to this Agreement and the other Loan Documents with the Borrower Representative as may be necessary in order to establish new tranches or sub-tranches in respect of Loans or commitments so extended and such technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower Representative in connection with the establishment of such new tranches or sub-tranches, in each case on terms consistent with this Section 2.15.

(d) In connection with any Extension, the Borrower Representative shall provide the Administrative Agent at least ten Business Days’ (or such shorter period as may be agreed by the Administrative Agent) prior written notice thereof, and shall agree to such procedures (including regarding timing, rounding and other adjustments and to ensure reasonable administrative management of the credit facilities hereunder after such Extension), if any, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably to accomplish the purposes of this Section 2.15.

Section 2.16 Cash Collateral.

(a) Upon the request of the Administrative Agent or the applicable L/C Issuer (i) if the applicable L/C Issuer has honored any full or partial drawing request under any Letter of Credit and such drawing has resulted in an L/C Borrowing or (ii) if, as of the Letter of Credit Expiration Date, any L/C Obligation for any reason remains outstanding, the Borrowers shall, in each case, immediately Cash Collateralize the then Outstanding Amount of all L/C Obligations. At any time that there shall exist a Defaulting Lender, immediately upon the request of the Administrative Agent, the applicable L/C Issuer, the Borrowers shall deliver to the Administrative Agent Cash Collateral in an amount sufficient to cover (i) 103% of all Fronting Exposure of such Defaulting Lender after giving effect to Section 2.17(a)(iv) and any Cash Collateral provided by such Defaulting Lender.

(b) All Cash Collateral (other than credit support not constituting funds subject to deposit) shall be maintained in blocked, interest bearing deposit accounts at the Administrative Agent or the Collateral Agent. The Borrowers, and to the extent provided by any Lender, such Lender, hereby grants to (and subjects to the control of) the Administrative Agent and the Collateral Agent, for the benefit of the Administrative Agent, the applicable L/C Issuer and the Lenders, and agrees to maintain, a first priority security interest in all such cash, deposit accounts and all balances therein, and all other property so provided as collateral pursuant hereto, and in all proceeds of the foregoing, all as security for the obligations to which such Cash Collateral may be applied pursuant to Section 2.16(c). If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent as herein provided or that the total amount of such Cash Collateral is less than the applicable Fronting Exposure and other obligations secured thereby, the Borrowers and the relevant Defaulting Lender shall, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency.

(c) Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under any of this Section 2.16 or Sections 2.03, 2.05, 2.06, 2.17, 8.02 or 8.04 in respect of Letters of Credit shall be held and applied to the satisfaction of the specific L/C Obligations, obligations to fund participations therein (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) and other obligations for which the Cash Collateral was so provided prior to any other application of such property as may be provided for herein.

(d) Cash Collateral (or the appropriate portion thereof) provided to reduce Fronting Exposure or other obligations shall be released promptly following (i) the elimination of the applicable Fronting Exposure (after giving effect to such release) or other obligations giving rise thereto (including by the termination of Defaulting Lender status of the applicable Lender (or, as appropriate, its assignee following compliance with Section 10.07(b)(viii))) or (ii) the Administrative Agent’s good faith determination that there exists excess Cash Collateral; provided, however, (x) that Cash Collateral furnished by or on behalf of a Loan Party shall not be released during the continuance of a Default under Sections 8.01(a), (f) or (g) or an Event of Default (and following application as provided in this Section 2.16 may be otherwise applied in accordance with Section 8.04) and (y) the Person providing Cash Collateral and the applicable L/C Issuer may agree that Cash Collateral shall not be released but instead held to support future anticipated Fronting Exposure or other obligations.

Section 2.17 Defaulting Lenders.

(a) Notwithstanding anything to the contrary contained in this Agreement, if any Revolving Credit Lender becomes a Defaulting Lender or any Term Lender becomes a Defaulting Lender pursuant to clause (a), (b) or (c) of the definition of “Defaulting Lender” (or, in the case of clause (i) below, pursuant to clause (a), (b), (c) or (d) of the definition of “Defaulting Lender’), then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(i) That Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 10.02.

(ii) Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VIII or otherwise, and including any amounts made available to the Administrative Agent by that Defaulting Lender pursuant to Section 10.09), shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by that Defaulting Lender to the L/C Issuers hereunder; third, if so reasonably determined by the Administrative Agent or reasonably requested by the applicable L/C Issuer, to be held as Cash Collateral for future funding obligations of that Defaulting Lender of any participation in any Letter of Credit; fourth, as the Borrower Representative (on behalf of the Borrowers) may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrowers, to be held in a non-interest bearing deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement; sixth, to the payment of any amounts owing to the Lenders or the applicable L/C Issuer as a result of any non-appealable judgment of a court of competent jurisdiction obtained by any Lender or L/C Issuer against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default pursuant to Sections 8.01(a), (f) or (g) exists, to the payment of any amounts owing to the Borrowers as a result of any non-appealable judgment of a court of competent jurisdiction obtained by the Borrowers against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or L/C Borrowings in respect of which that Defaulting Lender has not fully funded its appropriate share and (y) such Loans or L/C Borrowings were made at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Borrowings owed to, all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Borrowings owed to, that Defaulting Lender. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.17(a)(ii) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(iii) That Defaulting Lender (x) shall not be entitled to receive any commitment fee pursuant to Section 2.09(a) for any period during which that Lender is a Defaulting Lender (and the Borrowers shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender) and (y) shall be limited in its right to receive Letter of Credit fees as provided in Section 2.03(g).

(iv) During any period in which there is a Defaulting Lender, for purposes of computing the amount of the obligation of each non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit pursuant to Section 2.03, the “Pro Rata Share” of each non-Defaulting Lender under a Revolving Tranche shall be determined without giving effect to the Commitment under such Revolving Tranche of that Defaulting Lender; provided that (i) each such reallocation shall be given effect unless an Event of Default exists; and (ii) the aggregate obligation of each non-Defaulting Lender under a Revolving Tranche to acquire, refinance or fund participations in Letters of Credit issued under such Revolving Tranche shall not exceed the positive difference, if any, of (1) the Commitment under such Revolving Tranche of that non-Defaulting Lender minus (2) the sum of (A) the aggregate Outstanding Amount of the Revolving Credit Loans and (B) the aggregate Outstanding Amount of the Pro Rata Share of the L/C Obligations, in each case, under such Revolving Tranche of that Revolving Credit Lender.

(b) If the Borrowers, the Administrative Agent and each L/C Issuer agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may reasonably determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit to be held on a pro rata basis by the Lenders in accordance with their ratable shares (without giving effect to the application of Section 2.17(a)(iv)) in respect of that Lender, whereupon that Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Defaulting Lender; and provided further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender.

Section 2.18 Specified Refinancing Debt.

(a) The Borrowers may on a several but not joint basis or on a joint and several basis, from time to time after the Closing Date, and subject to the consent of the Administrative Agent (which consent shall not be unreasonably withheld, delayed or conditioned), add one or more new term loan facilities and new revolving credit facilities to the Facilities (“Specified Refinancing Debt”; and the commitments in respect of such new term facilities, the “Specified Refinancing Term Commitment” and the loans thereunder, “Specified Refinancing Term Loans”; and the commitments in respect of such new revolving credit facilities, the “Specified Refinancing Revolving Credit Commitment”) pursuant to procedures reasonably specified by the Administrative Agent and reasonably acceptable to the Borrowers, to refinance (i) all or any portion of any Term Loan Tranches then outstanding under this Agreement and (ii) all or any portion of any Revolving Tranches then in effect under this Agreement, in each case pursuant to a Refinancing Amendment; provided that such Specified Refinancing Debt: (i) will rank pari passu or junior in right of payment as the other Loans and Commitments hereunder and if secured, will rank pari passu or junior in respect of security as the other Loans and Commitments hereunder; (ii) will not be Guaranteed by any Person that is not a Loan Party; (iii) will be (x) if secured by the Collateral on a first lien “equal and ratable” basis with the Liens securing the Obligations, incurred by one or more of the Borrowers on a several and not joint basis or (y) if secured on a “junior” basis with the Liens securing the Obligations or unsecured, incurred by either Borrower, in each case, pursuant to the Intercreditor Agreement or another intercreditor agreement reasonably satisfactory to the Administrative Agent; (iv) will have such pricing (including interest, fees and premiums), optional prepayment and redemption terms as may be agreed by the Borrowers and the applicable Lenders thereof; (v) (x) to the extent constituting revolving credit facilities, will not have a maturity date (or have mandatory commitment reductions or amortization) that is prior to the scheduled Maturity Date of the Revolving Tranche being refinanced and in any event no earlier than the Original Revolving Maturity Date and (y) to the extent constituting term loan facilities, will have a maturity date that is not prior to the scheduled Maturity Date of the Term Loans being refinanced and in any event no earlier than the Original Term Maturity Date, and will have a Weighted Average Life to Maturity that is not shorter than the Weighted Average Life to Maturity of the Term Loans being refinanced; (vi) any Specified Refinancing

Term Loans shall share ratably in any prepayments of Term Loans pursuant to Section 2.05 (or otherwise provide for more favorable prepayment treatment for the then outstanding Term Loan Tranches than the Specified Refinancing Term Loans); (vii) each Revolving Credit Borrowing (including any deemed Revolving Credit Borrowings made pursuant to Section 2.03) and participations in Letters of Credit pursuant to Section 2.03 shall be allocated pro rata among the Revolving Tranches in accordance with clause (e) below; (viii) subject to clauses (iv) and (v) above, will have terms and conditions (other than pricing and optional prepayment and redemption terms) that are substantially identical to, or less favorable, when taken as a whole, to the lenders providing such Specified Refinancing Debt than, the terms and conditions of the Facilities and Loans being refinanced) (provided that a certificate of the Responsible Officer of the Borrower Representative delivered to the Administrative Agent in good faith at least five Business Days prior to the incurrence of such Specified Refinancing Debt, together with a reasonably detailed description of the material terms and conditions of such Specified Refinancing Debt or drafts of the documentation relating thereto, stating that the Borrower Representative had determined in good faith that such terms and conditions satisfy the requirements set forth in this clause (viii) shall be conclusive evidence that such terms and conditions satisfy such requirement unless the Administrative Agent provides notice to the Borrower Representative of an objection (including a reasonable description of the basis upon which it objects) within five Business Days after being notified of such determination by the Borrower Representative); and (ix) the Net Proceeds of such Specified Refinancing Debt shall be applied, substantially concurrently with the incurrence thereof, to the pro rata prepayment of outstanding Loans being so refinanced, in each case pursuant to Section 2.05 and 2.06, as applicable; provided however, that such Specified Refinancing Debt (X) may provide for any additional or different financial or other covenants or other provisions that are agreed among the Borrowers and the Lenders thereof and applicable only during periods after the then Latest Maturity Date in effect and (Y) shall not have a principal or commitment amount (or accreted value) greater than the Loans being refinanced (excluding accrued interest, fees, discounts, premiums or expenses). (b) The Borrower Representative (on behalf of the Borrowers) shall make any request for Specified Refinancing Debt pursuant to a written notice to the Administrative Agent specifying in reasonable detail the proposed terms thereof. Any proposed Specified Refinancing Debt shall first be requested on a ratable basis from existing Lenders in respect of the Facility and Loans being refinanced. At the time of sending such notice to such Lenders, the Borrowers (in consultation with the Administrative Agent) shall specify the time period within which each applicable Lender is requested to respond (which shall in no event be less than ten Business Days from the date of delivery of such notice or such shorter period as may be agreed by the Administrative Agent in its sole discretion). Each applicable Lender shall notify the Administrative Agent within such time period whether or not it agrees to participate in providing such Specified Refinancing Debt and, if so, whether by an amount equal to, greater than, or less than its ratable portion (based on such Lender’s ratable share in respect of the applicable Facility) of such Specified Refinancing Debt. Any Lender approached to provide all or a portion of any Specified Refinancing Debt may elect or decline, in its sole discretion, to provide such Specified Refinancing Debt. Any Lender not responding within such time period shall be deemed to have declined to participate in providing such Specified Refinancing Debt. The Administrative Agent shall notify the Borrowers and each applicable Lender of the Lenders’ responses to each request made hereunder. To achieve the full amount of a requested issuance of Specified Refinancing Debt, and subject to the approval of the Administrative Agent and each L/C Issuer, if applicable (in each case, which approval shall not be unreasonably withheld, conditioned or delayed), the Borrowers may also invite additional Eligible Assignees to become Lenders in respect of such Specified Refinancing Debt pursuant to a joinder agreement to this Agreement in form and substance reasonably satisfactory to the Administrative Agent.

(b) The effectiveness of any Refinancing Amendment shall be subject to the satisfaction on the date thereof of each of the conditions set forth in clause (a) above and Section 4.02, and delivery to the Administrative Agent of a certificate of the Borrowers dated the date thereof signed by a Responsible Officer of each Borrower, certifying and attaching the resolutions adopted by each Borrower approving such Specified Refinancing Debt, and certifying that the conditions precedent set forth in clause (a) above and Section 4.02 have been satisfied and (b) above and, to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of legal opinions, board resolutions, officers’ certificates and/or reaffirmation agreements, including any supplements or amendments to the Collateral Documents providing for such Specified Refinancing Debt to be secured thereby, consistent with those delivered on the Closing Date under Section 4.01 or delivered from time to time pursuant to Sections 6.12 and/or 6.15 (other than changes to such legal opinions resulting from a change in Law, change in fact or change to counsel’s form of opinion reasonably satisfactory to the Administrative Agent). The Lenders hereby authorize the Administrative Agent to enter into the Refinancing Amendment and any other amendments to this Agreement and the other Loan Documents with the Borrowers as may be necessary in order to establish new Tranches of Specified Refinancing Debt and to make such technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrowers in connection with the establishment of such new Tranches, in each case on terms consistent with and/or to effect the provisions of this Section 2.18.

(c) Each class of Specified Refinancing Debt incurred under this Section 2.18 shall be in an aggregate principal amount that is (x) not less than a Euro Amount of €10,000,000 and (y) an integral multiple of a Euro Amount of €1,000,000 in excess thereof. Any Refinancing Amendment may provide for the issuance of Letters of Credit for the account of the Borrowers (on a joint and several basis) in respect of a Revolving Tranche, pursuant to any revolving credit facility established thereby, in each case on terms substantially equivalent to the terms applicable to Letters of Credit under the Revolving Credit Commitments.

(d) The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Refinancing Amendment. Each of the parties hereto hereby agrees that, upon the effectiveness of any Refinancing Amendment, this Agreement shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Specified Refinancing Debt incurred pursuant thereto (including the addition of such Specified Refinancing Debt as separate “Facilities” hereunder and treated in a manner consistent with the Facilities being refinanced, including for purposes of prepayments and voting). Any Refinancing Amendment may, without the consent of any Person other than the Borrowers, the Administrative Agent and the Lenders providing such Specified Refinancing Debt, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrowers, to effect the provisions of or consistent with this Section 2.18. In addition, if so provided in the relevant Refinancing Amendment and with the consent of each L/C Issuer, participations in Letters of Credit expiring on or after the scheduled Maturity Date in respect of the Revolving Tranche shall be reallocated from Lenders holding Revolving Credit Commitments to Lenders holding extended revolving commitments in accordance with the terms of such Refinancing Amendment; provided, however, that such participation interests shall, upon receipt thereof by the relevant Lenders holding extended revolving commitments, be deemed to be participation interests in respect of such extended revolving commitments and the terms of such participation interests (including the commission applicable thereto) shall be adjusted accordingly.

(e) To the extent the Borrowers elect to implement any Specified Refinancing Revolving Credit Commitment, then notwithstanding any other provision of this Agreement to the contrary, (i) the Borrowers shall be permitted to modify the terms of this Agreement with the consent of only the Administrative Agent to appropriately incorporate revolving facility mechanics (including those related to payments, prepayments, purchases of participations and reallocation mechanisms and letter of credit and/or other subfacilities) and other provisions and commitment schedules relating to Revolving Tranches generally and (ii) to the extent any other Specified Refinancing Revolving Credit Commitment or any Extended Revolving Credit Commitments or Replacement Revolving Facility then exists, (1) the borrowing and repayment (except for (A) payments of interest and fees at different rates on any such Revolving Tranches (and related outstandings), (B) repayments required upon the maturity date of any such Revolving Tranches and (C) repayments made in connection with a permanent repayment and termination of commitments (subject to clause (3) below)) of Loans with respect to any such Revolving Tranches after the effective date of such Specified Refinancing Revolving Credit Commitment shall be made on a pro rata basis with all other Revolving Tranches, (2) all letters of credit under any such Revolving Tranches shall be participated on a pro rata basis by all lenders with commitments under such Revolving Tranches and (3) the permanent repayment of Loans with respect to, and termination of commitments under, any such Revolving Tranches after the effective date of such Specified Refinancing Revolving Credit Commitment shall be made on a pro rata basis with all other revolving facilities, except that the Borrowers shall be permitted to permanently repay and terminate commitments of any such revolving facility on a greater than pro rata basis as compared to any other revolving facilities with a later maturity date than such revolving facility.

Section 2.19 Ancillary Facilities

(a) Type of Facility. An Ancillary Facility may be by way of any of the following (or any combination of the following): (i) an overdraft, cheque clearing, automatic payment or other current account facility; (ii) a guarantee, bonding or documentary or stand by letter of credit facility; (iii) a short term loan facility; (iv) a derivatives facility; (v) a foreign exchange facility; and (vi) any other facility or accommodation as may be required or desirable in connection with the business of the Restricted Group and which is agreed by the Parent and the relevant Ancillary Lender.

(b) Availability.

(i) If the Parent and a Lender agree and except as otherwise provided herein, the Lender may provide an Ancillary Facility on a bilateral basis in place of all or part of that Lender’s unused Revolving Commitment (which shall (except for the purposes of determining the Required Lenders and of Section 10.05) be reduced by the amount of the Ancillary Commitment under that Ancillary Facility).

(ii) An Ancillary Facility shall not be made available unless at least five Business Days prior to the Ancillary Commencement Date for that Ancillary Facility, the Administrative Agent has received from the Parent a notice in writing of the establishment of that Ancillary Facility and specifying: (A) the Revolving Borrower(s) (or, subject to 2.19(i), Affiliate(s) of a Revolving Borrower) which may use that Ancillary Facility; (B) the Ancillary Commencement Date and expiry date of that Ancillary Facility; (C) the type or types of Ancillary Facility to be provided; (D) the Ancillary Lender; (E) the amount of the Ancillary Commitment, the maximum amount of the Ancillary Facility and, if the Ancillary Facility is an overdraft facility comprising more than one account, its maximum gross amount (that amount being the “Designated Gross Amount”) and its maximum net amount (that amount being the “Designated Net Amount”); and (F) the currency or currencies of that Ancillary Facility (if not denominated in Dollars or Euros), without prejudice to the rights of the Administrative Agent to so request, any other information which the Administrative Agent may reasonably request in relation to that Ancillary Facility.

(iii) The Administrative Agent shall promptly notify each Revolving Lender of the establishment of an Ancillary Facility.

(iv) No amendment or waiver of any term of an Ancillary Facility shall require the consent of any Lender other than the relevant Ancillary Lender unless such amendment or waiver itself relates to or gives rise to a matter which would require an amendment of or under this Agreement (including, for the avoidance of doubt, under this clause (iv)). In such a case, the provisions of this Agreement with regard to amendments and waivers will apply.

(v) Subject to compliance with clause (ii) above, (A) the Lender concerned will become an Ancillary Lender; and (B) the Ancillary Facility will be available, with effect from the date agreed by the Parent and the Ancillary Lender.

(c) Terms of Ancillary Facilities.

(i) Except as provided in clause (ii) below, the terms of any Ancillary Facility will be those agreed by the relevant Ancillary Lender and the Parent.

(ii) However, those terms (A) to the extent relating to the rate of interest, fees and other remuneration in respect of that Ancillary Facility, must be based upon the normal market rates and terms at that time of that Ancillary Facility Lender; (B) may only allow Revolving Facility Borrowers (or Affiliates of Revolving Facility Borrowers nominated pursuant to Section 2.19(i)) to use that Ancillary Facility; (C) may not allow the Ancillary Outstandings to exceed the Ancillary Commitment under that Ancillary Facility; (D) may not allow the Ancillary Commitment of a Lender to exceed the Commitment with respect to the Revolving Facility of that Lender; and (E) must require that the Ancillary Commitment is reduced to nil, and that all Ancillary Outstandings are repaid (or cash cover is provided in respect of all the Ancillary Outstandings) not later than the Termination Date for the Revolving Facility (or such earlier date as the Revolving Facility Commitment of the relevant Ancillary Lender (or its Affiliate) is reduced to zero).

(iii) If there is any inconsistency between any term of an Ancillary Facility and any term of this Agreement, this Agreement shall prevail except for (i) an Ancillary Facility comprising more than one account where the terms of the Ancillary Documents shall prevail to the extent necessary to permit the netting of balances on those accounts; and (ii) where the relevant term of this Agreement would be contrary to, or inconsistent with, the law governing the relevant Ancillary Document, in which case that term of this Agreement shall not prevail.

(iv) Interest, commission and fees on Ancillary Facilities are dealt with in Section 2.19(m).

(d) Repayment of Ancillary Facility.

(i) An Ancillary Facility shall cease to be available on the Maturity Date in relation to the Revolving Facility or such earlier date on which its expiry date occurs or on which it is cancelled in accordance with the terms of this Agreement.

(ii) If and to the extent that an Ancillary Facility expires, or is cancelled (in whole or in part) in accordance with its terms or is otherwise cancelled in accordance with this Agreement, the Ancillary Commitment of the Ancillary Lender shall be reduced, and the Revolving Commitment of the relevant Lender will immediately be increased, accordingly by an amount equal to the amount of the Ancillary Commitment of that Ancillary Facility (or, if less, that part of it which has expired or been cancelled).

(iii) No Ancillary Lender may demand repayment or prepayment of any amounts or demand cash cover for any liabilities made available or incurred by it under its Ancillary Facility (except where the Ancillary Facility is provided on a net limit basis to the extent required to bring any gross outstanding down to the net limit) prior to its expiry date unless (A) the Revolving Commitments have been cancelled in full, or all outstanding Borrowings under the Revolving Facility have become due and payable in accordance with the terms of this Agreement, or the Administrative Agent has declared all outstanding Borrowings under the Revolving Facility immediately due and payable, or the expiry date of the Ancillary Facility occurs; or (B) it becomes unlawful in any applicable jurisdiction for the Ancillary Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in its Ancillary Facility; or (C) the Ancillary Outstandings (if any) under that Ancillary Facility can be refinanced by a Revolving Credit Borrowing and the Ancillary Lender gives sufficient notice to enable a Revolving Facility Utilisation to be made to refinance those Ancillary Outstandings.

(iv) For the purposes of determining whether or not the Ancillary Outstandings under an Ancillary Facility mentioned in clause (iii)(C) above can be refinanced by a Borrowing of the Revolving Facility, (A) the Revolving Commitment of the Ancillary Lender will be increased by the amount of its Ancillary Commitment; and (B) the Borrowing may (so long as clause (iii)(A) above does not apply) be made irrespective of whether a Default has occurred and is continuing is outstanding or any applicable condition precedent is not satisfied (but only to the extent that the proceeds are applied in refinancing those Ancillary Outstandings).

(v) On the making of a Borrowing of the Revolving Facility to refinance all or part of any Ancillary Outstandings, (A) each Lender will participate in that Borrowing in an amount (as determined by the Administrative Agent) which will result as nearly as possible in the aggregate amount of its participation in the Revolving Credit Borrowings then outstanding bearing the same proportion to the aggregate amount of the Revolving Credit Borrowings then outstanding as its Revolving Commitment bears to the Commitments; and (B) the relevant Ancillary Facility shall be cancelled to the extent of such refinancing.

(vi) In relation to an Ancillary Facility which comprises an overdraft facility where a Designated Net Amount has been established, the Ancillary Lender providing that Ancillary Facility shall only be obliged to take into account for the purposes of calculating compliance with the Designated Net Amount those credit balances which it is permitted to take into account by the then current law and regulations in relation to its reporting of exposures to the applicable regulatory authorities as netted for capital adequacy purposes.

(e) Ancillary Outstandings. Each Borrower and each Ancillary Lender agrees with and for the benefit of each Lender that:

(i) the Ancillary Outstandings under any Ancillary Facility provided by that Ancillary Lender shall not at any time exceed the Ancillary Commitment applicable to that Ancillary Facility and where the Ancillary Facility is an overdraft facility comprising more than one account, Ancillary Outstandings under that Ancillary Facility shall not exceed the Designated Net Amount in respect of that Ancillary Facility; and

(ii) where all or part of the Ancillary Facility is an overdraft facility comprising more than one account, the Ancillary Outstandings (calculated on the basis that the words “net of any credit balances on any account of any Borrower of an Ancillary Facility with the Ancillary Lender making available that Ancillary Facility to the extent that the credit balances are freely available to be set off by that Ancillary Lender against liabilities owed to it by that Borrower under that Ancillary Facility” in brackets in paragraph (a) of the definition of that term were deleted) shall not exceed the Designated Gross Amount applicable to that Ancillary Facility.

(f) Voluntary Cancellation of Ancillary Facilities. The Parent may, if it gives the Administrative Agent and the relevant Ancillary Lender not less than five Business Days’ prior notice, cancel the whole or any part of the Ancillary Commitment under an Ancillary Facility.

(g) Information. Each Borrower and each Ancillary Lender shall, promptly upon request by the Administrative Agent, supply the Administrative Agent with any information relating to the operation of an Ancillary Facility (including the Ancillary Outstandings) as the Administrative Agent may reasonably request from time to time. Each Borrower consents to all such information being released to the Administrative Agent and the other Finance Parties.

(h) Affiliates of Lenders as Ancillary Lenders.

(i) Subject to the terms and conditions herein, an Affiliate of a Revolving Lender may become an Ancillary Lender. In such case, the Revolving Lender and its Affiliate shall be treated as a single Revolving Lender whose Revolving Commitment is the amount set out opposite the relevant Lender’s name in Schedule 2.01 and/or the amount of any Revolving Commitment transferred to or assumed by that Lender under this Agreement, to the extent (in each case) not cancelled, reduced or transferred by it under this Agreement. For the purposes of calculating the Lender’s Commitment with respect to the Revolving Facility, the Lender’s Commitment shall be reduced to the extent of the aggregate of the Ancillary Commitments of its Affiliates.

(ii) The Parent shall specify any relevant Affiliate of a Revolving Credit Lender in any notice delivered by the Parent to the Administrative Agent pursuant to Section 2.19(b).

(iii) An Affiliate of a Revolving Credit Lender which becomes an Ancillary Lender shall accede to the Intercreditor Agreement and any person which so accedes to the Intercreditor Agreement shall, at the same time, become a party to this Agreement as an Ancillary Lender of the Intercreditor Agreement.

(iv) If a Lender assigns all of its rights and benefits or transfers all of its rights and obligations to a new Lender, its Affiliate shall cease to have any obligations under this Agreement or any Ancillary Document.

(v) Where this Agreement or any other Loan Document imposes an obligation on an Ancillary Lender and the relevant Ancillary Lender is an Affiliate of a Lender which is not a party to that document, the relevant Lender shall ensure that the obligation is performed by its Affiliate.

(i) Affiliates of Borrowers.

(i) Subject to the terms of this Agreement, an Affiliate of a Revolving Borrower may with the approval of the relevant Ancillary Lender become a borrower with respect to an Ancillary Facility.

(ii) The Parent shall specify any relevant Affiliate of a Revolving Facility Borrower in any notice delivered by the Parent to the Administrative Agent pursuant to paragraph (ii) of Section 2.19(b).

(iii) If a Borrower ceases to be a Revolving Facility Borrower under this Agreement, its Affiliate shall cease to have any rights under this Agreement or any Ancillary Document.

(iv) Where this Agreement or any other Loan Document imposes an obligation on a Borrower under an Ancillary Facility and the relevant Borrower is an Affiliate of a Borrower which is not a party to that document, the relevant Borrower shall ensure that the obligation is performed by its Affiliate.

(v) Any reference in this Agreement or any other Finance Document to a Borrower being under no obligations (whether actual or contingent) as a Borrower under such Finance Document shall be construed to include a reference to any Affiliate of a Borrower being under no obligations under any Loan Document or Ancillary Document.

(j) Revolving Facility Commitment Amounts. Notwithstanding any other term of this Agreement, each Lender shall ensure that at all times its Revolving Commitment is not less than (A) its Ancillary Commitment; or (B) the Ancillary Commitment of its Affiliate.

(k) Adjustments required in relation to Ancillary Facilities. The Administrative Agent may, by notice in writing to the Revolving Lenders, reallocate drawn and undrawn Revolving Commitments at the end of an Interest Period among Revolving Credit Lenders as may be necessary to ensure that any Revolving Lender that intends to enter into an Ancillary Facility has an undrawn Revolving Facility Commitment sufficient to allow it to enter into such Ancillary Facility, provided that for the avoidance of doubt no such reallocation may increase any Revolving Credit Lender’s Revolving Facility Commitment.

(l) Adjustment for Ancillary Facilities Upon Acceleration.

(i) In this Section 2.19(l):

“Revolving Outstandings” means, in relation to a Lender, the aggregate of the equivalent in Dollars or Euros of (i) its participation in each Revolving Credit Borrowing then outstanding (together with the aggregate amount of all accrued interest, fees and commission owed to it as a Lender under the Revolving Facility), and (ii) if the Lender is also an Ancillary Lender, the Ancillary Outstandings in respect of Ancillary Facilities provided by that Ancillary Lender (together with the aggregate amount of all accrued interest, fees and commission owed to it as an Ancillary Lender in respect of the Ancillary Facility); and

“Total Revolving Outstandings” means the aggregate of all Revolving Outstandings.

(ii) If an Event of Default occurs, each Lender and each Ancillary Lender shall promptly adjust by corresponding transfers (to the extent necessary) their claims in respect of amounts outstanding to them under the Revolving Facility and each Ancillary Facility to ensure that after such transfers the Revolving Outstandings of each Lender bear the same proportion to the Total Revolving Outstandings as such Lender’s Revolving Facility Commitment bears to the Total Revolving Facility Commitments, each as at the date the notice of such Event of Default is served.

(iii) If an amount outstanding under an Ancillary Facility is a contingent liability and that contingent liability becomes an actual liability or is reduced to zero after the original adjustment is made under paragraph (a) above, then each Lender and Ancillary Lender will make a further adjustment by corresponding transfers (to the extent necessary) to put themselves in the position they would have been in had the original adjustment been determined by reference to the actual liability or, as the case may be, zero liability and not the contingent liability.

(iv) Prior to the application of the provisions of paragraph (i) of this Section 2.19(l), an Ancillary Lender that has provided an overdraft comprising more than one account under an Ancillary Facility shall set off any liabilities owing to it under such overdraft facility against credit balances on any account comprised in such overdraft facility.

(v) All calculations to be made pursuant to this Section 2.18(l) shall be made by the Administrative Agent based upon information provided to it by the Lenders and Ancillary Lenders.

(vi) This clause (l) shall not oblige any Lender to accept the transfer of a claim relating to an amount outstanding under an Ancillary Facility which is not denominated in either Dollars, Euros or an Alternative Currency for the purposes of the Revolving Credit Facility or in another currency acceptable to that Lender.

(m) Interest, commission and fees on Ancillary Facilities. The rate and time of payment of interest, commission, fees and any other remuneration in respect of each Ancillary Facility shall be determined by agreement between the relevant Ancillary Lender and the borrower of that Ancillary Facility.

ARTICLE III.

Taxes, Currency Equivalents, Increased Costs Protection and Illegality

Section 3.01 Taxes.

(a) Any and all payments by or on account of any obligation of the Borrowers or any other Loan Party hereunder or under any other Loan Document or Ancillary Document shall be made without deduction or withholding for any Taxes, except as required by applicable Law. If any applicable Law (including an administrative order by a German tax authority pursuant to Sec. 50a para 7 German Income Tax Act, and as determined in the good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax from or in respect of any such payment, then the other Loan Party, Administrative Agent or other applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Law and, if such Tax is an Indemnified Tax, the sum payable by the applicable Borrower or other applicable Loan Party shall be increased as necessary so that after all such deductions or withholdings have been made (including such deductions and withholdings applicable to additional sums payable under this Section 3.01) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b) In addition but without duplication, the Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable Law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(c) Without duplication, the Loan Parties shall jointly and severally indemnify each Recipient, within 30 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3.01) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable out-of-pocket expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower Representative by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d) Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Borrowers and any Loan Party to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.05(c) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (d).

(e) Within 30 days after any payment of Taxes any Loan Party to a Governmental Authority pursuant to this Section 3.01, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such Payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(f) If any Recipient determines, in its sole discretion exercised in good faith, that it has received a refund of any Indemnified Taxes as to which it has been indemnified pursuant to this Section 3.01 (including by the payment of additional amounts pursuant to this Section 3.01(f) or payment of Other Taxes pursuant to Section 3.01(b)), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of payments made under this Section 3.01 with respect to the Indemnified Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall promptly repay to such indemnified party the amount paid over pursuant to this paragraph (f) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (f), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (f) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph (f) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(g) Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 3.01(a) or (c) with respect to such Lender it will, if requested by the Borrower Representative (on behalf of the Borrowers), use commercially reasonable efforts (subject to such Lender’s overall internal policies of general application and legal and regulatory restrictions) to avoid or reduce to the greatest extent possible any indemnification or additional amounts being due under this Section 3.01, including to designate another Lending Office for any Loan or Letter of Credit affected by such event; provided that such efforts are made on terms that, in the reasonable judgment of such Lender, cause such Lender and its Lending Office(s) to suffer no material economic, legal or regulatory disadvantage; and provided further that nothing in this Section 3.01(g) shall affect or postpone any of the Obligations of the Borrowers or the rights of such Lender pursuant to Sections 3.01(a) and (c). The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender as a result of a request by the Borrower Representative (on behalf of the Borrowers) under this Section 3.01(g).

(h) (i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to any payments made under any Loan Document shall deliver to the Borrowers and the Administrative Agent, at the time or times reasonably requested by the Borrower Representative (on behalf of the Borrowers) or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower Representative (on behalf of the Borrowers) or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower Representative (on behalf of the Borrowers) or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower Representative (on behalf of the Borrowers) or the Administrative Agent as will enable the Borrowers or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 3.01(h)(ii) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower Representative (on behalf of the Borrowers) and the Administrative Agent at the time or times prescribed by Law and at such time or times reasonably requested by the Borrowers or the Administrative Agent such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the

Code) and such additional documentation reasonably requested by the Borrower Representative (on behalf of the Borrowers) or the Administrative Agent as may be necessary for the Borrowers and the Administrative Agent to comply with their obligations under FATCA to determine whether such Lender has complied with such Lender’s obligations under FATCA and, if necessary, to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any documentation it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall promptly update and deliver such form or certification to the Borrowers and the Administrative Agent or promptly notify the Borrowers and the Administrative Agent in writing of its legal ineligibility to do so.

Notwithstanding any other provision of this Section 3.01(h), a Lender shall not be required to deliver any documentation that such Lender is not legally eligible to deliver.

(i) VAT. (i) All amounts expressed to be payable under any Loan Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to Section 3.01(i)(ii) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any Party under any Loan Document and such Finance Party is required to account to the relevant tax authority for the VAT, that Party must pay to such Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party must promptly provide an appropriate VAT invoice to that Party).

(ii) If VAT is or becomes chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Receiving Party”) under any Loan Document, and any Party other than the Receiving Party (the “Relevant Party”) is required by the terms of any Loan Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Receiving Party in respect of that consideration):

(A) (where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Receiving Party must (where this paragraph (A) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Receiving Party receives from the relevant tax authority which the Receiving Party reasonably determines relates to the VAT chargeable on that supply; and

(B) (where the Receiving Party is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Receiving Party, pay to the Receiving Party an amount equal to the VAT chargeable on that supply but only to the extent that the Receiving Party reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(iii) Where a Loan Document requires any Party to reimburse or indemnify a Finance Party for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(iv) Any reference in this Section 3.01(i) to any Party shall, at any time when such Party is treated as a member of a group (including but not limited to any fiscal unities) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated as making the supply, or (as appropriate) receiving the supply under the grouping rules.

(v) In relation to any supply made by a Finance Party to any Party under a Loan Document, if reasonably requested by such Finance Party, that Party must promptly provide such Finance Party with details of that Party’s VAT registration and such other information as is reasonably requested in connection with such Finance Party’s VAT reporting requirements in relation to such supply.

(j) For the avoidance of doubt, the term “Lender” shall, for purposes of this Section 3.01, include any L/C Issuer.

Section 3.02 [Reserved].

Section 3.03 Illegality.

(a) If any Lender reasonably determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Loans or Ancillary Commitments whose interest is determined by reference to the Eurocurrency Rate (whether denominated in Dollars, Euros or an Alternative Currency), or to determine or charge interest rates based upon the Adjusted Eurocurrency Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars, Euros or any Alternative Currency in the applicable interbank market, then, on notice thereof by such Lender to the Borrower Representative through the Administrative Agent, (i) any obligation of such Lender to make or continue Eurocurrency Rate Loans in the affected currency or currencies or to convert Base Rate Loans to Eurocurrency Rate Loans shall be suspended and (ii) if such notice asserts the illegality of such Lender making or maintaining Base Rate Loans the interest rate on which is determined by reference to the Adjusted Eurocurrency Rate component of the Base Rate, the interest rate on which Base Rate Loans of such Lender, shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Eurocurrency Rate component of the Base Rate, in each case until such Lender notifies the Administrative Agent and the Borrowers that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (x) the Borrowers shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay such Loans or, (I) if applicable and such Loans are denominated in Dollars, convert all of such Lender’s Eurocurrency Rate Loans to Base Rate Loans (the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Adjusted Eurocurrency Rate component of the Base Rate) or (II) if applicable and such Loans are denominated in Euros or Alternative Currencies other than Dollars, the interest rate with respect to such Loans shall be determined by an alternative rate mutually acceptable to the Borrowers and the Appropriate Lenders, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurocurrency Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurocurrency Rate Loans and (y) if such notice asserts the illegality of such Lender determining or charging interest rates based upon the Eurocurrency Rate, the Administrative Agent shall during the period of such suspension compute the Base Rate applicable to such Lender without reference to the Eurocurrency Rate component thereof until the Administrative Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon the Eurocurrency Rate. Upon any such prepayment or conversion, the applicable Borrower shall also pay accrued interest on the amount so prepaid or converted and all amounts due, if any, in connection with such prepayment or conversion under Section 3.06. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

(b) If it becomes unlawful under any anti-terrorism or similar laws in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in any Loan or Ancillary Commitment, (i) that Lender, shall promptly notify the Administrative Agent upon becoming aware of that event, (ii) the Commitments of that Lender will be immediately cancelled, (iii) the Administrative Agent shall notify the Borrower Representative who shall either (x) replace such Lender by causing such Lender to (and such Lender shall be obligated to) assign pursuant to Section 10.05(b) (with the assignment fee to be paid by the Borrowers in such instance unless waived by the Administrative Agent) all of its rights and obligations under this Agreement to one or more Eligible Assignees; provided that neither the Administrative Agent nor any Lender shall have any obligation to the Borrowers to find a replacement Lender or other such Person, or (y) repay and cause each other Borrower to repay all Obligations owing (and the amount of all accrued interest and fees in respect thereof) to that Lender relating to the Loans and participations held by such Lender, in the case of clause (x) and (y) above on the last day of the Interest Period for each Loan occurring after receipt by the Borrower Representative of notice pursuant to clause (iii) or, if earlier, the date specified by the Lender in the notice delivered to the Administrative Agent (being no earlier than the last day of any applicable grace period permitted by law).

(c) If it becomes unlawful under any anti-terrorism or similar laws for a L/C Issuer to issue or leave outstanding any Letter of Credit then, (i) that L/C Issuer shall promptly notify the Administrative Agent upon becoming aware of that event and (ii) upon the Administrative Agent notifying the Borrower Representative, the Borrower Representative shall procure that each Loan Party shall use its best endeavors to procure the release of each Letter of Credit issued by that L/C Issuer and outstanding at such time.

Section 3.04 Inability to Determine Rates. If the Required Lenders reasonably determine that for any reason, adequate and reasonable means do not exist for determining the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan, or that the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, or that deposits are not being offered to banks in the relevant interbank market for the applicable amount and the Interest Period of such Eurocurrency Rate Loan, the Administrative Agent will promptly so notify the Borrowers and each Lender. Thereafter, (x) the obligation of the Lenders to make or maintain Eurocurrency Rate Loans in the affected currency or currencies shall be suspended and (y) in the event of a determination described in the preceding sentence with respect to the Eurocurrency Rate component of the Base Rate, the utilization of the Eurocurrency Rate component in determining the Base Rate shall be suspended, in each case until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower Representative (on behalf of the Borrowers) may revoke any pending request for a Borrowing of, conversion to or continuation of Eurocurrency Rate Loans or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein (or, in the case of a pending request for a Loan denominated in Euros or an Alternative Currency, the Borrowers and the Lenders may establish a mutually acceptable alternative rate).

Section 3.05 Increased Cost and Reduced Return; Capital Adequacy.

(a) If any Lender reasonably determines that as a result of any Change in Law, in each case after the date hereof, or such Lender’s compliance therewith, there shall be any material increase in the cost to such Lender of agreeing to make or making, funding or maintaining any Loan or Ancillary Commitment the interest on which is determined by reference to the Eurocurrency Rate or (as the case may be) issuing or participating in Letters of Credit, or a material reduction in the amount received or receivable by such Lender in connection with any of the foregoing (including Taxes on or in respect of its loans, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto, but excluding for purposes of this Section 3.05(a) any such increased costs or reduction in amount resulting from (i) Indemnified Taxes indemnifiable under Section 3.01, (ii) Excluded Taxes, and (iii) reserve requirements reflected in the Eurocurrency Rate), then within 15 days after demand of such Lender setting forth in reasonable detail such increased costs (with a copy of such demand to the Administrative Agent given in accordance with Section 3.06), the Borrowers shall pay to such Lender such additional amounts as will compensate such Lender for such increased cost or reduction.

(b) If any Lender reasonably determines that any Change in Law regarding capital adequacy or any change therein or in the interpretation thereof, in each case after the date hereof, or compliance by such Lender (or its Lending Office) therewith, has the effect of reducing the rate of return on the capital of such Lender or any corporation controlling such Lender as a consequence of such Lender’s obligations hereunder (taking into consideration its policies with respect to capital adequacy and such Lender’s desired return on capital), then within 15 days after demand of such Lender setting forth in reasonable detail the charge and the calculation of such reduced rate of return (with a copy of such demand to the Administrative Agent given in accordance with Section 3.06), the Borrowers shall pay to such Lender such additional amounts as will compensate such Lender for such reduction.

(c) The Borrowers shall pay to each Lender, (i) as long as such Lender shall be required to maintain reserves or liquidity with respect to liabilities or assets consisting of or including Eurocurrency Rate funds or deposits, additional interest on the unpaid principal amount of each Eurocurrency Rate Loan equal to the actual costs of such reserves or liquidity allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive in the absence of manifest error), and (ii) as long as such Lender shall be required to comply with any liquidity requirement, reserve ratio requirement or analogous requirement of any other central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or the funding of the Eurocurrency Rate Loans, such additional costs (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five decimal places) equal to the actual costs allocated to such Commitment or Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent manifest error) which in each case shall be due and payable on each date on which interest is payable on such Loan; provided the Borrowers shall have received at least 15 days’ prior notice (with a copy to the Administrative Agent) of such additional interest or cost from such Lender. If a Lender fails to give notice fifteen days prior to the relevant Interest Payment Date, such additional interest or cost shall be due and payable 15 days from receipt of such notice.

(d) For purposes of this Section 3.05, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, in each case, be deemed to have gone into effect after the date hereof, regardless of the date enacted, adopted or issued.

Section 3.06 Funding Losses. Upon written demand of any Lender (with a copy to the Administrative Agent) from time to time, setting forth in reasonable detail the basis for calculating such compensation, the Borrowers shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a) any continuation, conversion, payment or prepayment of any Eurocurrency Rate Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b) any failure by the Borrowers (for a reason other than the failure of such Lender to make a Loan or pursuant to a conditional notice) to prepay, borrow, continue or convert any Eurocurrency Rate Loan on the date or in the amount notified by the Borrowers;

(c) any failure by a Borrower to make payment of any Loan or drawing under any Letter of Credit (or interest due thereon) on its scheduled due date or any payment of any Loan or drawing under any Letter of Credit (or interest due thereon) in a different currency from such Loan or Letter of Credit drawing; or

(d) any mandatory assignment of such Lender’s Eurocurrency Rate Loans pursuant to Section 3.07 on a day other than the last day of the Interest Period for such Loans,

including foreign exchange losses and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained, or from the performance of any foreign exchange contract (but excluding anticipated profits). The Borrowers shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

Section 3.07 Matters Applicable to All Requests for Compensation.

(a) A certificate of any Agent or any Lender claiming compensation under this Article III and setting forth in reasonable detail a calculation of the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of manifest error. In determining such amount, such Agent or such Lender may use any reasonable averaging and attribution methods. With respect to any Lender’s claim for compensation under Section 3.03, 3.04 or 3.05, the Loan Parties shall not be required to compensate such Lender for any amount incurred more than 180 days prior to the date that such Lender notifies the Borrower Representative of the event that gives rise to such claim; provided that, if the circumstance giving rise to such claim is retroactive, then such 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(b) If any Lender requests compensation under Section 3.01 or 3.05, or a Borrower is required to pay any additional amount to any Lender, the L/C Issuer, or any Governmental Authority for the account of any Lender or the L/C Issuer pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.03, then such Lender or the L/C Issuer, as applicable, will, if requested by the Borrower Representative (on behalf of the

Borrowers) and at the Borrowers’ expense, use commercially reasonable efforts to designate another Lending Office for any Loan or Letter of Credit affected by such event; provided that such efforts (i) would eliminate or reduce amounts payable pursuant to Sections 2.06(b)(iv), 3.01, 3.04 or 3.05, as applicable, in the future and (ii) would not, in the judgment of such Lender or such L/C Issuer, as applicable, be inconsistent with the internal policies of, or otherwise be disadvantageous in any material legal, economic or regulatory respect to such Lender or its Lending Office or such L/C Issuer. The provisions of this clause (b) shall not affect or postpone any Obligations of the Borrowers or rights of such Lender pursuant to Section 3.05.

(c) If any Lender requests compensation by the Borrowers under Section 3.05, the Borrower Representative (on behalf of the Borrowers) may, by notice to such Lender (with a copy to the Administrative Agent), suspend the obligation of such Lender to make or continue from one Interest Period to another Eurocurrency Rate Loans denominated in Dollars, or to convert Base Rate Loans into Eurocurrency Rate Loans denominated in Dollars, until the event or condition giving rise to such request ceases to be in effect (in which case the provisions of Section 3.07(e) shall be applicable); provided that such suspension shall not affect the right of such Lender to receive the compensation so requested.

(d) If the obligation of any Lender to make or continue from one Interest Period to another any Eurocurrency Rate Loan denominated in Dollars, or to convert Base Rate Loans into Eurocurrency Rate Loans denominated in Dollars shall be suspended pursuant to Section 3.07(c) hereof, such Lender’s Eurocurrency Rate Loans denominated in Dollars shall be automatically converted into Base Rate Loans on the last day(s) of the then current Interest Period(s) for such Eurocurrency Rate Loans (or, in the case of an immediate conversion required by Section 3.03, on such earlier date as required by Law) and, unless and until such Lender gives notice as provided below that the circumstances specified in Section 3.03, 3.04 or 3.05 hereof that gave rise to such conversion no longer exist:

(i) to the extent that such Lender’s Eurocurrency Rate Loans denominated in Dollars have been so converted, all payments and prepayments of principal that would otherwise be applied to such Lender’s Eurocurrency Rate Loans denominated in Dollars shall be applied instead to its Base Rate Loans; and

(ii) all Loans that would otherwise be made or continued from one Interest Period to another by such Lender as Eurocurrency Rate Loans denominated in Dollars shall be made or continued instead as Base Rate Loans, and all Base Rate Loans of such Lender that would otherwise be converted into Eurocurrency Rate Loans denominated in Dollars shall remain as Base Rate Loans.

(e) If any Lender gives notice to the Borrower Representative (with a copy to the Administrative Agent) that the circumstances specified in Section 3.03, 3.04 or 3.05 hereof that gave rise to the conversion of such Lender’s Eurocurrency Rate Loans denominated in Dollars pursuant to this Section 3.07 no longer exist (which such Lender agrees to do promptly upon such circumstances ceasing to exist) at a time when Eurocurrency Rate Loans denominated in Dollars made by other Lenders are outstanding, such Lender’s Base Rate Loans shall be automatically converted, on the first day(s) of the next succeeding Interest Period(s) for such outstanding Eurocurrency Rate Loans denominated in Dollars, to the extent necessary so that, after giving effect thereto, all Loans held by the Lenders holding Eurocurrency Rate Loans denominated in Dollars and by such Lender are held pro rata (as to principal amounts, interest rate basis, and Interest Periods) in accordance with their respective Commitments.

(f) A Lender shall not be entitled to any compensation pursuant to the foregoing sections to the extent such Lender is not imposing such charges or requesting such compensation from borrowers (similarly situated to the Borrowers hereunder) under comparable syndicated credit facilities.

Section 3.08 Replacement of Lenders under Certain Circumstances.

(a) If at any time (i) the Borrowers become obligated to pay additional amounts or indemnity payments described in Section 3.01 or 3.05 (other than with respect to Other Taxes) as a result of any condition described in such Sections or any Lender ceases to make Eurocurrency Rate Loans as a result of any condition described in Section 3.03 or 3.04, (ii) any Lender becomes a Defaulting Lender or (iii) any Lender becomes a Non-Consenting Lender (as defined below in this Section 3.08) (collectively, a “Replaceable Lender”), then the Borrowers may, on ten Business Days’ prior written notice from the Borrower Representative to the Administrative Agent and such Lender, either (x) replace such Lender by causing such Lender to (and such Lender shall be obligated to) assign pursuant to Section 10.05(b) (with the assignment fee to be paid by the Borrowers in such instance unless waived by the Administrative Agent) all of its rights and obligations under this Agreement (or, in the case of a Non-Consenting Lender, all of its rights and obligations under this Agreement with respect to the Facility or Facilities for which its consent is required) to one or more Eligible Assignees; provided that neither the Administrative Agent nor any Lender shall have any obligation to the Borrowers to find a replacement Lender or other such Person or (y) so long as no Default or Event of Default shall have occurred and be continuing, terminate the Commitment of such Lender or L/C Issuer, as the case may be, and (1) in the case of a Lender (other than an L/C Issuer), repay all Obligations of the Borrowers owing (and the amount of all accrued interest and fees in respect thereof) to such Lender relating to the Loans and participations held by such Lender as of such termination date and (2) in the case of an L/C Issuer, repay all obligations of the Borrowers owing to such L/C Issuer relating to the Loans and participations held by such L/C Issuer as of such termination date and cancel or backstop on terms satisfactory to such L/C Issuer any Letters of Credit issued by it; provided that (i) in the case of any such replacement of, or termination of Commitments with respect to a Non-Consenting Lender such replacement or termination shall be sufficient (together with all other consenting Lenders including any other Replacement Lender) to cause the adoption of the applicable modification, waiver or amendment of the Loan Documents and (ii) in the case of any such replacement as a result of Borrowers having become obligated to pay amounts described in Section 3.01 or 3.04, such replacement would eliminate or reduce payments pursuant to Section 3.01 or 3.04, as applicable, in the future. Any Lender being replaced pursuant to this Section 3.08(a) shall (i) execute and deliver an Assignment and Assumption with respect to such Lender’s Commitment and outstanding Loans and participations in L/C Obligations and (ii) deliver any Notes evidencing such Loans to the Borrower Representative (for return to the applicable Borrower) or the Administrative Agent. Pursuant to such Assignment and Assumption, (A) the assignee Lender shall acquire all or a portion, as the case may be, of the assigning Lender’s Commitment and outstanding Loans and participations in L/C Obligations, (B) all Obligations relating to the Loans and participations (and the amount of all accrued interest and fees in respect thereof) so assigned shall be paid in full by the assignee Lender to such assigning Lender concurrently with such assignment and assumption and (C) upon such payment and, if so requested by the assignee Lender, the assigning Lender shall deliver to the assignee Lender the applicable Note or Notes executed by the Borrowers, the assignee Lender shall become a Lender hereunder and the assigning Lender shall cease to constitute a Lender hereunder with respect to such assigned Loans, Commitments and participations, except with respect to indemnification provisions under this Agreement, which shall survive as to such assigning Lender. In connection with any such replacement, if any such Replaceable Lender does not execute and deliver to the Administrative Agent a duly executed Assignment and Assumption reflecting such replacement within five Business Days of the date on which the assignee Lender executes and delivers such Assignment and Assumption to such Replaceable Lender, then such Replaceable Lender shall be deemed to have executed and delivered such Assignment and Assumption without any action on the part of the Replaceable Lender. In connection with the replacement of any Lender pursuant to this Section 3.08(a), the Borrowers shall pay to such Lender such amounts as may be required pursuant to Section 3.06.

(b) Notwithstanding anything to the contrary contained above, (i) any Lender that acts as an L/C Issuer may not be replaced hereunder at any time that it has any Letter of Credit outstanding hereunder unless arrangements satisfactory to such L/C Issuer (including the furnishing of a back-up standby letter of credit in form and substance, and issued by an issuer reasonably satisfactory to such L/C Issuer or the depositing of Cash Collateral into a cash collateral account in amounts and pursuant to arrangements consistent with the requirements of Section 2.16) have been made with respect to such outstanding Letter of Credit and (ii) the Lender that acts as the Administrative Agent may not be replaced hereunder except in accordance with the terms of Section 9.01.

(c) In the event that (i) the Borrower Representative (on behalf of the Borrowers) or the Administrative Agent has requested the Lenders to consent to a waiver of any provisions of the Loan Documents or to agree to any amendment or other modification thereto, (ii) the waiver, amendment or modification in question requires the agreement of all affected Lenders in accordance with the terms of Section 10.02 or all the Lenders with respect to a certain Tranche of the Loans and (iii) the Required Lenders have agreed to such waiver, amendment or modification, then any Lender who does not agree to such waiver, amendment or modification, in each case, shall be deemed a “Non-Consenting Lender”; provided, that the term “Non-Consenting Lender” shall also include (x) any Lender that rejects (or is deemed to reject) an Extension Offer under Section 2.15, which Extension Offer has been accepted by at least the Majority Lenders of the respective Tranche of Loans whose Loans and/or Commitments are to be extended pursuant to such Extension Offer and (y) any Lender that does not elect to become a lender in respect of any Specified Refinancing Debt pursuant to Section 2.18. If any applicable Lender shall be deemed a Non-

Consenting Lender and is required to assign all or any portion of its Term Loans or its Term Loans are prepaid by the applicable Borrower(s), pursuant to Section 3.08(c) on or prior to the six month anniversary of the Closing Date in connection with any such waiver, amendment or modification constituting a Repricing Transaction, the applicable Borrower(s) shall pay such Non-Consenting Lender a fee as contemplated by Section 2.05(a)(iv).

(d) Survival. All of the Loan Parties’ obligations under this Article III shall survive termination of the Aggregate Commitments and repayment of all other Obligations hereunder, any assignment by or replacement of a Lender, any resignation of the Administrative Agent and the termination of this Agreement.

ARTICLE IV.

Conditions Precedent to Credit Extensions

Section 4.01 Closing Date. The obligations of the Lenders to make the initial Credit Extensions hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 10.02):

(a) Loan Documents. The Administrative Agent (or its counsel) shall have received (i) from each of the Loan Parties and each of the Lenders holding Commitments as of the Closing Date a counterpart of this Agreement signed on behalf of each such party, (ii) each Note (to the extent requested at least three Business Days prior to the Closing Date), (iii) from each of the Loan Parties party thereto, counterparts of each of the Collateral Documents and other documents described on Part A of Schedule 1.01(a) and the Intercreditor Agreement, each signed on behalf of such party and (iv) from each other party required to be party to the Intercreditor Agreement as of the Closing Date, counterparts of the Intercreditor Agreement, each signed on behalf of each such other party.

(b) Closing Certificates; Certified Charters; Good Standing Certificates. The Administrative Agent shall have received (i) a certificate of each Loan Party, dated the Closing Date and executed by a Responsible Officer of such Loan Party, which shall (A) certify that attached thereto is a true and complete copy of the resolutions or written consents of its board of directors, members or other governing body authorizing the execution, delivery and performance of the Loan Documents to which it is a party and, in the case of each Borrower, the Borrowings hereunder, and that such resolutions or written consents have not been modified, rescinded or amended and are in full force and effect, (B) identify by name and title and bear the signatures of the Responsible Officer or authorized signatory of such Loan Party authorized to sign the Loan Documents to which it is a party and (C) certify that attached thereto is a true and complete copy of the certificate or articles of incorporation or organization (or memorandum of association or other equivalent thereof) of each Loan Party certified by the relevant authority of the jurisdiction of organization of such Loan Party and a true and correct copy of its by-laws or operating, management, partnership or similar agreement (to the extent applicable) and that such documents or agreements have not been amended since the date of the last amendment thereto shown on the certificate of good standing referred to below (except as otherwise attached to such certificate and certified therein as being the only amendments thereto as of such date), (ii) a certificate of good standing (or subsistence) with respect to each Loan Party from the Secretary of State (or similar official) of the state of such Loan Party’s organization (to the extent relevant and available in the jurisdiction of organization of such Loan Party), (iii) in relation to each Loan Party incorporated or established in Germany, (A) an up-to-date (aktuell) certified commercial register extract (beglaubigter Handelsregisterauszug), articles of association (Satzung) of each such Loan Party, copies of any by-laws as well as a list of shareholders (Gesellschafterliste) (if applicable), (B) a copy of resolutions signed by all the holders of the issued shares of each such Loan Party and, if applicable, a copy of a resolution of the supervisory board (Aufsichtsrat) and/or advisory board (Beirat) of each such Loan Party, approving the terms of, and the transactions contemplated by this Agreement and the other Loan Documents, (C) a specimen of the signature of each person authorized to execute the Credit Agreement, any other Loan Document and other documents and notices to be signed and/or dispatched by each such Loan Party under or in connection with this Agreement and/or the other Loan Documents to which each such Loan Party is a party and (D) a certificate of an authorized signatory of each such Loan Party certifying that each copy document relating to it specified in (A) to (C) above is correct, complete and in full force and effect as at a date no earlier than the Closing Date, and (iv) in relation to each Luxembourg Loan Party, (A) an up-to-date electronic certified true and complete excerpt of the Luxembourg Companies Register dated no earlier than one Business Day prior to the Closing Date, and (B) an up-to-date electronic certified true and complete certificate of non-registration of judgments (certificat de non-inscription d’une décision judiciaire), issued by the Luxembourg Companies Register no earlier than one Business Day prior to the Closing Date and reflecting the situation no more than two Business Days prior to the Closing Date certifying that, as of the date of the day immediately preceding such certificate, the Luxembourg Loan Party has not been declared bankrupt (en faillite), and that it has not applied for general settlement or composition with creditors (concordat préventif de faillite), controlled management (gestion contrôlée), or reprieve from payment (sursis de paiement), judicial or voluntary liquidation (liquidation judiciaire ou volontaire), such other proceedings listed at Article 13, items 2 to 11, 13 and Article 14 of the Luxembourg Act dated December 19, 2002 on the Register of Commerce and Companies, on Accounting and on Annual Accounts of the Companies (as amended from time to time) (and which include foreign court decisions as to faillite, concordat or analogous procedures according to European Insolvency Regulation).

(c) Know Your Customer. No later than three days in advance of the Closing Date, the Administrative Agent shall have received all documentation and other information reasonably requested by it in writing at least 10 days in advance of the Closing Date, which documentation or other information is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act.

(d) Tax Structure Memorandum; Funds Flow Statement. The Administrative Agent, the Lead Arrangers and the Lenders shall have received a Tax Structure Memorandum and Funds Flow Statement, in each case, reasonably satisfactory thereto (it being acknowledged and agreed that the draft Tax Structure Memorandum dated as of July 24, 2014 is satisfactory to the Administrative Agent and the Lead Arrangers), and shall be satisfied, in their reasonable discretion, with the sources and uses of the Transaction set forth in the Funds Flow Statement.

(e) Legal Opinions. The Administrative Agent shall have received, on behalf of itself and the Lenders on the Closing Date, a customary written opinion of (i) Kirkland & Ellis LLP, special counsel for Parent, the Borrowers and each other Loan Party and (ii) local counsel as specified on Schedule 4.02(b) (other than local counsel opinions relating to the Mortgages which shall be delivered as provided in Section 5.14), in each case (A) dated the Closing Date, (B) addressed to the Administrative Agent and the Lenders and (C) in form and substance reasonably satisfactory to the Administrative Agent and covering such matters relating to the Loan Documents as the Administrative Agent shall reasonably request; provided that counsel to the Administrative Agent shall provide such opinions to the extent customary in any applicable jurisdiction to be mutually agreed.

(f) Fees. The Administrative Agent shall have received (i) all fees required to be paid by the Borrowers on the Closing Date pursuant to the Fee Letter and (ii) all expenses for which invoices have been presented at least three Business Days prior to the Closing Date (including the reasonable fees and expenses of legal counsel), in each case on or before the Closing Date, in each case which amounts may be offset against the proceeds of the Term Loans.

(g) Existing Indebtedness. The Administrative Agent shall have received (i) a customary payoff letter evidencing that all Indebtedness and other obligations under and pursuant to the Existing Credit Agreement has been (or will on the Closing Date be) paid in full, and that all commitments, security interests and guarantees in connection therewith will be terminated and released on the Closing Date, (ii) evidence indicating that the Senior Secured Notes shall have been (or shall on the Closing Date be) satisfied and discharged, and the covenants thereunder shall have been (or shall on the Closing Date be) defeased, in each case in accordance with the underlying indenture for the Senior Secured Notes and (iii) evidence indicating that the Existing PIK Notes shall be satisfied and discharged, and the covenants thereunder shall be defeased (and the intercompany debt related thereto shall have been extinguished), in each case in accordance with the underlying indenture for the Existing PIK Notes, within three business days of the Closing Date. On the Closing Date, after giving pro forma effect to the Transactions (including the repayment in full of the existing indebtedness of the Parent and its subsidiaries), Parent and its subsidiaries shall have no material Indebtedness outstanding other than the Indebtedness hereunder.

(h) Initial Public Offering. The pricing of the IPO shall have occurred.

(i) Solvency. The Administrative Agent shall have received a solvency certificate dated as of the Closing Date in substantially the form of Exhibit H from a Financial Officer of the Parent certifying as to the matters set forth therein.

(j) Pledged Stock, Stock Powers. The Collateral Agent (or its bailee) shall have received the certificates representing the Capital Stock pledged pursuant to the Collateral Documents, together with an undated stock or similar power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof.

(k) Filings Registrations and Recordings. Subject to the terms of each applicable Collateral Document and except with respect to the actions set forth on Schedule 6.15, each document (including any UCC (or similar) financing statement) required by the Collateral Documents or under law or reasonably requested by the Administrative Agent or the Collateral Agent to be filed, registered or recorded in order to create in favor of the Collateral Agent, for the benefit of itself and the other Secured Parties, a perfected Lien on the Collateral described therein, prior and superior in right to any other Person (other than with respect to Permitted Liens), shall be in proper form for filing, registration or recordation.

(l) Guarantor Coverage Test Certificate. The Administrative Agent shall have received a certificate dated as of the Closing Date from a Responsible Officer of the Borrower Representative, certifying compliance with Section 6.13.

For purposes of determining whether the conditions specified in this Section 4.01 have been satisfied, by funding its Loans hereunder (or in connection with any Assignment and Assumption), the Administrative Agent and each Lender that has executed this Agreement (or such Assignment and Assumption) shall be deemed to have consented to, approved or accepted, or to be satisfied with, each document or other matter required hereunder to be consented to or approved by or acceptable or satisfactory to the Administrative Agent or such Lender, as the case may be. To the extent requested by the Borrower Representative and subject to the foregoing, each Lender authorizes (but does not require) the Administrative Agent to confirm compliance with the conditions precedent in this Section 4.01. The Administrative Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such confirmation.

Section 4.02 Conditions to All Credit Extensions. The obligation of each Lender to honor any Request for Credit Extension (including on the Closing Date, and other than a Committed Loan Notice requesting only a conversion of Loans to the other Type or a continuation of Eurocurrency Rate Loans) is subject to satisfaction of the following conditions precedent:

(a) The representations and warranties of the Borrowers and each other Loan Party contained in Article V or any other Loan Document shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) on and as of the date of such Credit Extension, except (i) to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) as of such earlier date and (ii) any reference to the Historical Financial Statements shall be deemed to refer to the most recent financial statements, if any, furnished pursuant to Section 6.01(c), prior to such proposed Credit Extension.

(b) No Default or Event of Default shall exist, or would result from such proposed Credit Extension or from the application of the proceeds therefrom.

(c) The Administrative Agent and, if applicable, the applicable L/C Issuer, shall have received a Request for Credit Extension in accordance with the requirements hereof.

Each Request for a Credit Extension (other than a Committed Loan Notice requesting only a conversion of Loans to the other Type or a continuation of Eurocurrency Rate Loans) submitted by the Borrowers shall be deemed to be a representation and warranty that the conditions specified in Sections 4.02(a) and (b) have been satisfied (unless waived in accordance with Section 10.02) on and as of the date of the applicable Credit Extension.

ARTICLE V.

Representations and Warranties

Each of the Parent Companies, the Borrowers and the other Loan Parties represents and warrants to the Administrative Agent and the Lenders (in the case of representations and warranties on the Closing Date, after giving effect to the Transaction) that:

Section 5.01 Organization; Powers. Each of the Loan Parties and each of its Subsidiaries (a) is duly organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of the jurisdiction of its organization, (b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted and (c) is qualified to do business in, and is in good standing (to the extent such concept exists in the relevant jurisdiction) in, every jurisdiction where its ownership, lease or operation of properties or conduct of its business requires such qualification; except, in each case referred to in this Section 5.01 (other than clauses (a) and (b) with respect to each Parent Company and each Borrower) where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 5.02 Authorization; Enforceability. The execution, delivery and performance of each of the Loan Documents are within each applicable Loan Party’s corporate or other organizational powers and have been duly authorized by all necessary corporate or other organizational action of such Loan Party. Each Loan Document to which any Loan Party is a party has been duly executed and delivered by such Loan Party and is a legal, valid and binding obligation of such Loan Party, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and to general principles of equity and principles of good faith and fair dealing.

Section 5.03 Governmental Approvals; No Conflicts. The execution and delivery of the Loan Documents by each Loan Party party thereto and the performance by such Loan Party thereof (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except (i) such as have been obtained or made and are in full force and effect, (ii) for filings necessary to perfect Liens created pursuant to the Loan Documents and (iii) such consents, approvals, registrations, filings, or other actions the failure to obtain or make which could not be reasonably expected to have a Material Adverse Effect, (b) will not violate any (i) of such Loan Party’s Organizational Documents or (ii) any Requirements of Law applicable to such Loan Party which, in the case of this clause (b)(ii), could reasonably be expected to have a Material Adverse Effect and (c) will not violate or result in a default under any Contractual Obligation of any of the Loan Parties which in the case of this clause (c) could reasonably be expected to result in a Material Adverse Effect.

Section 5.04 Financial Condition; No Material Adverse Effect.

(a) The Borrower Representative has heretofore furnished to the Administrative Agent the consolidated balance sheet of the Parent and related consolidated statements of operations and cash flows and stockholders’ equity as of and for the Fiscal Years ended December 31, 2012 and December 31, 2013 (collectively, the “Historical Financial Statements”). Such financial statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Parent as of such dates and for such periods in accordance with IFRS.

(b) Since December 31, 2013, no Material Adverse Effect has occurred.

Section 5.05 Properties.

(a) Schedule 5.05 sets forth the address of each Material Real Estate Asset of each Loan Party as of the Closing Date.

(b) The Borrowers and each of their Subsidiaries has good and valid fee simple title (or similar concept under any applicable jurisdiction) to or rights to purchase, or valid leasehold interests in, or other limited property interests in, all its Real Estate Assets (including any Mortgaged Properties) and has good title to its personal property and assets, in each case, except (i) for defects in title that do not materially interfere with its ability to conduct its business as currently conducted or to utilize such properties and assets for their intended purposes or (ii) where the failure to have such title or rights would not reasonably be expected to have a Material Adverse Effect. All such properties and assets are free and clear of Liens, other than Permitted Liens.

(c) Each of the Borrowers and each of their Subsidiaries has valid title to or a valid license or right to use all patents, trademarks, service marks, trade names, copyrights, proprietary know how and data and other rights in works of authorship (including all copyrights embodied in software) and all other similar intellectual property rights (the foregoing, collectively, “IP Rights”) needed to conduct the businesses of the Borrowers and their Subsidiaries as presently conducted without, to the knowledge of the Borrower Representative, any infringement or misappropriation of the IP Rights of third parties, except where such failure to own or license or have rights to use would not, or where such infringement or misappropriation would not, have, individually or in the aggregate, a Material Adverse Effect.

Section 5.06 Litigation and Environmental Matters.

(a) There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of any Parent Company or any Borrower, threatened against or affecting the Loan Parties or any of their Subsidiaries which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(b) Except for any matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, (i) no Loan Party nor any of its Subsidiaries has received notice of any claim with respect to any Environmental Liability or knows of any basis for any Environmental Liability and (ii) no Loan Party nor any of its Subsidiaries (A) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law or (B) has become subject to any Environmental Liability.

(c) Neither any Borrower nor any of its Subsidiaries has treated, stored, transported or disposed of Hazardous Materials at or from any currently or formerly operated real estate or facility relating to its business in a manner that would reasonably be expected to have a Material Adverse Effect.

Section 5.07 Compliance with Laws. Each Loan Party and its Subsidiaries is in compliance with all Requirements of Law applicable to it or its property, except, in each case, where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 5.08 Investment Company Status. No Loan Party is an “investment company” required to be registered under, the Investment Company Act of 1940.

Section 5.09 Taxes. Each Loan Party and its Subsidiaries has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it that are due and payable, except (a) Taxes (or any requirement to file Tax returns with respect thereto) that are being contested in good faith by appropriate proceedings and for which such Loan Party or such Subsidiary, as applicable, has set aside on its books adequate reserves in accordance with IFRS or (b) to the extent that the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. The U.S. Borrower is, and has been since the date of its formation, an entity disregarded as separate from its owner (and such owner is not a U.S. Person) within the meaning of Treasury Regulation Section 301.7701-3 for U.S. federal income tax purposes.

Section 5.10 ERISA.

(a) No ERISA Event has occurred in the five-year period prior to the date on which this representation is made or deemed made and is continuing that, when taken together with all other such ERISA Events, would reasonably be expected to result in a Lien on the assets of a Loan Party or otherwise have a Material Adverse Effect.

(b) (i) With respect to each Foreign Plan, reserves have been established in the financial statements furnished to Lenders in respect of any unfunded liabilities in accordance with applicable Law and prudent business practice or, where required, in accordance with ordinary accounting practices in the jurisdiction in which such Foreign Plan is maintained, (ii) except as disclosed or reflected in such financial statements, there are no aggregate unfunded liabilities with respect to Foreign Plans and the present value of the aggregate accumulated benefit liabilities of all Foreign Plans did not, as of the last annual valuation date applicable thereto, exceed the assets of all such Foreign Plans, except with respect to each of the foregoing clauses (i) and (ii) of this Section 5.10(b), as could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(c) As of the Closing Date, except as individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes, lockouts or slowdowns against the German Borrower or any Subsidiaries pending or, to the knowledge of German Borrower or any of the Subsidiaries, threatened and (b) the hours worked by and payments made to employees of the German Borrower and the Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable Federal, state, local or foreign law dealing with such matters.

Section 5.11 Disclosure.

(a) As of the Closing Date (in the case of the Company and its subsidiaries, to the knowledge of Parent), all written information (other than the Projections, other forward-looking information and information of a general economic or industry-specific nature) that has been made available concerning the Parent Companies, the Borrowers and their Subsidiaries, the Transactions and included in the Information Memorandum or otherwise prepared by, or on behalf of, the foregoing by any of their respective representatives, and made available to any Lender or the Administrative Agent in connection with the Transactions on or before the Closing Date (the “Information”), when taken as a whole, did not, when furnished, contain any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time).

(b) The Projections have been prepared in good faith based upon assumptions believed by Parent to be reasonable at the time furnished (it being recognized that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond Parent’s control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ from projected results and that such differences may be material).

Section 5.12 Solvency.

As of the Closing Date, immediately after the consummation of the Transactions to occur on the Closing Date and the incurrence of indebtedness and obligations being incurred in connection with this Agreement on the Closing Date, (i) the sum of the debt (including contingent liabilities) of the Parent and its Subsidiaries, taken as a whole, does not exceed the fair value of the assets of the Parent and its Subsidiaries, taken as a whole, (ii) the present fair saleable value of the assets of the Parent and its Subsidiaries, taken as a whole, is not less than the amount that will be required to pay the probable liabilities (including contingent liabilities) of the Parent and its Subsidiaries, taken as a whole, on their debts as they become absolute and matured, (iii) the capital of the Parent and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of the Parent and its Subsidiaries, taken as a whole, contemplated as of the Closing Date, (iv) the Parent and its Subsidiaries, taken as a whole, do not intend to incur, or believe that they will incur, debts (including current obligations and contingent liabilities) beyond their ability to pay such debt as they mature in the ordinary course of business, (v) no German Obligor is unable to pay its debts as they fall due (zahlungsunfähig) within the meaning of section 17 of the German Insolvency Code, or is overindebted (überschuldet) within the meaning of section 19 of the German Insolvency Code, (vi) none of the circumstances set out in either (1) Articles 2446 and 2447, or (2) Articles 2482-bis and 2482-ter of the Italian Civil Code have arisen in respect of any Italian Obligor and (vii) no Luxembourg Loan Party is subject to nor, as applicable, does it meet or threaten to meet the criteria of bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de faillite), controlled management (gestion contrôlée), reprieve from payment (sursis de paiement), general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally and no application has been made or is to be made by its director or, as far as it is aware, by any other Person for the appointment of a commissaire, juge-commissaire, liquidateur, curateur or similar officer pursuant to any voluntary or judicial insolvency, winding-up, liquidation or similar proceedings. For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

Section 5.13 Capitalization and Subsidiaries. Schedule 5.13 sets forth, in each case as of the Closing Date, (a) a correct and complete list of the name of each Subsidiary of each Borrower and the ownership interest therein held by each Borrower or its applicable Subsidiary, and (b) the type of entity of each Borrower and each of its Subsidiaries.

Section 5.14 Security Interest in Collateral. The provisions of this Agreement and the other Loan Documents create legal, valid and enforceable Liens on all of the Collateral in favor of the Collateral Agent (or the Secured Parties as required by applicable law or any designee or trustee on its behalf), for the benefit of itself and the other Secured Parties, subject, as to enforceability, to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and to general principles of equity and principles of good faith and fair dealing, and upon the making of such filings and taking of such other actions required to be taken hereby or by the applicable Loan Documents (including the filing of appropriate financing statements with the office of the Secretary of State of the state of organization of each Loan Party, and the proper recordation of Mortgages and fixture filings with respect to any Material Real Estate Assets, in each case in favor of the Collateral Agent (or the Secured Parties as required by applicable law or any designee or trustee on its behalf) for the benefit of itself and the other Secured Parties and the delivery to the Collateral Agent of any stock certificates or promissory notes required to be delivered pursuant to the applicable Loan Documents), such Liens constitute perfected Liens (with the priority such Liens are expressed to have within the relevant Collateral Document) on the Collateral (to the extent such Liens are required to be perfected under the terms of the Loan Documents), securing the Secured Obligations, in each case as and to the extent set forth therein.

Section 5.15 Federal Reserve Regulations.

(a) On the Closing Date, not more than 25% of the value of the assets of the Parent and its Subsidiaries, taken as a whole, is represented by margin stock (within the meaning of Regulation U issued by the FRB).

(b) None of the Parent Companies, the Borrowers nor any of their respective Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying, margin stock (within the meaning of Regulation U issued by the FRB).

(c) No part of the proceeds of any Loan will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, for any purpose that entails a violation of the provisions of Regulation T, U or X of the FRB.

Section 5.16 Anti-Terrorism Laws and Anti-Corruption Laws.

(a) (i) None of Parent, the Borrowers or any of their respective Subsidiaries nor, to the knowledge of any Borrower, any director, officer, agent or employee or Affiliate of any of the foregoing is (A) a Person on the list of “Specially Designated Nationals and Blocked Persons” or “Foreign Sanctions Evaders List” or (B) the subject of any similar list under EU Sanctions Laws and Regulations, or (C) the subject of any Sanctions Laws and Regulations or EU Sanctions Laws and Regulations (this clause (i), a “Sanctioned Person”); and (ii) no Borrower will directly or, to the knowledge of any Borrower, indirectly use the proceeds of the Loans or otherwise make available such proceeds to any Person for the purpose of financing the activities of any Person who at such time is the subject of any Sanctions Laws and Regulations or EU Sanctions Laws and Regulations.

(b) Except as could not reasonably be expected to result in a Material Adverse Effect, to the extent applicable, each Loan Party is in compliance, in all material respects, with the (i) Trading with the Enemy Act and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V) and any other enabling legislation or executive order relating thereto, (ii) the USA PATRIOT Act and (iii) all other Sanctions Laws and Regulations.

(c) No part of the proceeds of any Loan will be used, directly or, to the knowledge of any Borrower, indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity or any other Person, if applicable, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the U.S. Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act of 2010, as amended and any similar laws, rules or regulations issued, administered or enforced by any Governmental Authority having jurisdiction over any of the Borrowers.

(d) No representation under this Section 5.16 shall be made by any Loan Party to the extent it would violate any applicable anti-boycott statute (including without limitation, section 7 of the German Foreign Trade Ordinance (Außenwirtschaftsverordnung)).

Section 5.17 Central Administration; COMI. The German Borrower has its central administration (administration centrale) and, for the purposes of the European Insolvency Regulation, the center of its main interests (centre des intérêts principaux) at the place of its registered office (siège statutaire) in Germany and, as of the Closing Date, has no establishment (as defined in the European Insolvency Regulation) outside Germany. Each Loan Party formed in the European Union has its central administration (administration centrale) and, for purposes of the European Insolvency Regulation, the center of its main interests (centre des intérêts principaux) at the place of its registered office (siège statutaire) in the European Union and, as of the Closing Date, has no establishment (as defined in the European Insolvency Regulation) outside the European Union.

Section 5.18 Senior Debt. The Obligations constitute “Senior Indebtedness” (or any comparable term) under, and as defined in, the documentation governing any Junior Indebtedness.

Section 5.19 Direzione e Coordinamento. No Italian Obligor (other than Orion Engineered Carbons S.r.l.) is subject to the “attività di direzione e cordinamento” pursuant to Article 2497 et seq. of the Italian Civil Code, of any third party.

Section 5.20 Italian Transparency Provisions—Summary Sheet (“Documento di Sintesi”) . For the purposes of the transparency provisions set forth in the CICR Resolution of 4 March 2003, as amended from time to time, and in the “Disposizioni sulla trasparenza delle operazioni e dei servizi bancari e finanziari. Correttezza delle relazioni tra intermediari e client” issued by the Bank of Italy and as amended from time to time, each party hereby acknowledges and confirms that:

(a) it has appointed and has been assisted by its respective legal counsel in connection with the negotiation, preparation and execution of this Agreement; and

(b) this Agreement, and all of its terms and conditions, including the recitals and the schedules thereto, have been specifically negotiated (“oggetto di trattativa individuale”) between the parties.

Section 5.21 Luxembourg Specific Representations. (i) Each Luxembourg Loan Party is in compliance with the Luxembourg Act dated May 31, 1999 on the domiciliation of companies, as amended from time to time and all related regulations; (ii) the head office (administration centrale), the place of effective management (siège de direction effective) and (for the purposes of the European Insolvency Regulation) the center of main interests (centre des intérêts principaux) of each Luxembourg Loan Party in Luxembourg is located at the place of its registered office (siège statutaire) in Luxembourg; (iii) no Luxembourg Loan Party has filed and, to the best of its knowledge, no Person has filed a request with any competent court seeking that any Luxembourg Loan Party, be declared subject to bankruptcy (faillite), general settlement or composition with creditors (concordat préventif de faillite) controlled management (gestion contrôlée), reprieve from payment (sursis de paiement), judicial or voluntary liquidation (liquidation judiciaire ou volontaire), such other proceedings listed at Article 13, items 2 to 11, 13 and Article 14 of the Luxembourg Act dated December 19, 2002 on the Register of Commerce and Companies, on Accounting and on Annual Accounts of the Companies (as amended from time to time), (and which include foreign court decision as to faillite, concordat or analogous procedures according to the European Insolvency Regulation); and (iv) each Luxembourg Loan Party is not, and will not, as a result of its entry into the Loan Documents or the performance of its obligations thereunder, be in a state of cessation of payments (cessation des paiements), or be deemed to in a such state, and has not, and will not, as a result of its entry into the Loan Documents or the performance of its obligations thereunder, lose its creditworthiness (ébranlement de crédit), or be deemed to have lost such creditworthiness and is not aware, or may not reasonably be aware of such circumstances.

ARTICLE VI.

Affirmative Covenants

So long as any Lender shall have any Commitment hereunder, any Loan or other Obligation (other than contingent indemnification obligations as to which no claim has been asserted and obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements) hereunder shall remain unpaid or unsatisfied, or any Letter of Credit shall remain outstanding (other than Letters of Credit which have been Cash Collateralized), each of the Parent (solely to the extent applicable to it), each Borrower and each other Loan Party covenants and agrees with the Administrative Agent and the Lenders that:

Section 6.01 Financial Statements and Other Reports. The Borrower Representative will deliver to the Administrative Agent for delivery to each Lender:

(a) [Reserved].

(b) Quarterly Financial Statements. As soon as available, and in any event within 45 days following the end of each of the first three Fiscal Quarters of each Fiscal Year (or, if applicable, any later date by which the Parent (or any other Parent Company) is required to file its Quarterly Report on Form 10-Q under applicable SEC rules), the consolidated balance sheet of the Parent as at the end of such Fiscal Quarter and the related consolidated statements of operations and cash flows of the Parent for such Fiscal Quarter and for the period from the beginning of the then current Fiscal Year to the end of such Fiscal Quarter and the corresponding figures from the Financial Plan for the current Fiscal Year setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year, all in reasonable detail, together with a Financial Officer Certification and a Narrative Report with respect thereto, subject to the absence of footnotes and normal year-end adjustments;

(c) Annual Financial Statements. As soon as available, and, in any event within 90 days after the end of each Fiscal Year (or, if applicable, any later date by which the Parent (or any other Parent Company) is required to file its Annual Report on Form 10-K under applicable SEC rules), (i) the consolidated balance sheet of the Parent as at the end of such Fiscal Year and the related consolidated statements of operations and cash flows of the Parent for such Fiscal Year, setting forth in each case in comparative form the corresponding figures for the previous Fiscal Year, in reasonable detail, together with a Narrative Report with respect thereto; and (ii) with respect to such consolidated financial statements, a report thereon of independent certified public accountants of recognized international standing (which report shall be unqualified as to “going concern” and scope of audit (except for a “going concern” statement pertaining to impending debt maturities occurring within 12 months of such audit or a breach or anticipated breach of financial covenants), and shall state that such consolidated financial statements fairly present, in all material respects, the consolidated financial position of the Parent as at the dates indicated and the results of its consolidated operations and cash flows for the periods indicated in conformity with IFRS;

(d) Compliance Certificate. Together with each delivery of consolidated financial statements of the Parent pursuant to Sections 6.01(b) and 6.01(c), (i) a duly executed and completed Compliance Certificate (A) certifying that no Default or Event of Default has occurred and is continuing (or if a Default or Event of Default has occurred and is continuing, describing in reasonable detail such Default or Event of Default and the steps being taken to cure, remedy or waive the same), (B) in the case of financial statements delivered pursuant to Section 6.01(c), setting forth reasonably detailed calculations of Excess Cash Flow for each Fiscal Year beginning with the financial statements for the Fiscal Year ended December 31, 2015, (C) in the case of financial statements delivered pursuant to Sections 6.01(b) and 6.01(c), setting forth reasonably detailed calculations of Consolidated Total Assets and the Available Amount as of the last day of the Fiscal Quarter or Fiscal Year, as the case may be, covered by such financial statements or stating that there has been no change to such amounts since the date of delivery of the last Compliance Certificate, (D) in the case of financial statements delivered pursuant to Section 6.01(b) and 6.01(c), setting forth reasonably detailed calculations as to Material Subsidiaries and certifying the calculation of the Guarantor Coverage Test and (E) to the extent such financial covenant is then in effect with respect to such Test Period, certifying compliance with Section 7.16 and setting forth reasonably detailed calculations of the First Lien Leverage Ratio as of the last day of such Test Period, (ii) a summary of the pro forma adjustments necessary to eliminate the accounts of Unrestricted Subsidiaries (if any) from the consolidated statement of operations and the consolidated balance sheet and (iii) a list identifying each subsidiary of each Borrower as a Subsidiary or an Unrestricted Subsidiary as of the date of delivery of such Compliance Certificate or confirming that there is no change in such information since the later of the Closing Date and the date of the last such list;

(e) [Reserved];

(f) Notice of Default. Promptly upon any Responsible Officer of any Parent Company or any Borrower obtaining knowledge (i) of any Default or Event of Default or (ii) of the occurrence of any event or change that has caused or evidences either in any case or in the aggregate, a Material Adverse Effect, a reasonably-detailed notice specifying the nature and period of existence of such condition, event or change and what action the Parent or such Borrower has taken, is taking and proposes to take with respect thereto;

(g) Notice of Litigation. Promptly upon any Responsible Officer of any Parent Company or any Borrower obtaining knowledge of (i) the institution of, or threat of, any Adverse Proceeding not previously disclosed in writing by the Loan Parties to the Administrative Agent or (ii) any material development in any Adverse Proceeding that, in the case of either clauses (i) or (ii), could reasonably be expected to have a Material Adverse Effect, written notice thereof together with such other non-privileged information as may be reasonably available to the Loan Parties to enable the Lenders to evaluate such matters;

(h) ERISA. Promptly upon any Responsible Officer of any Parent Company or any Borrower becoming aware of the occurrence of any ERISA Event that could reasonably be expected to have a Material Adverse Effect, a written notice specifying the nature thereof;

(i) Financial Plan. As soon as available and in any event no later than 60 days after the beginning of each Fiscal Year, commencing with the Fiscal Year ended December 31, 2015, a consolidated plan and financial forecast for each Fiscal Quarter of such Fiscal Year (a “Financial Plan”), including a forecasted consolidated balance sheet and forecasted consolidated statements of operations and cash flows of the Parent for such Fiscal Year, prepared in reasonable detail setting forth, with appropriate discussion, the principal assumptions on which such Financial Plan is based;

(j) Information Regarding Collateral. The Borrower Representative will furnish to the Administrative Agent and the Collateral Agent prompt written notice of any change (i) in any Loan Party’s legal name, (ii) in any Loan Party’s type of organization, (iii) in any Loan Party’s jurisdiction of organization or (iv) in any Loan Party’s organizational identification number (to the extent necessary to perfect or maintain the perfection and priority of the Collateral Agent’s security interest in the applicable Collateral). For the avoidance of doubt, the change of corporate form of the Parent from a S.à r.l to a S.A. should be expressly permitted under this Agreement;

(k) [Reserved].

(l) Other Information. Promptly upon their becoming available and without duplication of any obligations with respect to any such information that is otherwise required to be delivered under the provisions of any Loan Document, copies of (i) all financial statements, reports, notices and proxy statements sent or made available generally by each Borrower to its public security holders acting in such capacity or by any Subsidiary of each Borrower to its public security holders other than the Borrowers or another Subsidiary of the Borrowers and (ii) all regular and periodic reports and all registration statements (other than on Form S-8 or similar form) and prospectuses, if any, furnished or filed by any Borrower or any of its Subsidiaries with any securities exchange or with the SEC or any governmental or private regulatory authority with jurisdiction over matters relating to securities. Each Borrower hereby acknowledges that (A) the Administrative Agent and/or the Arrangers will make available to the Lenders materials and/or information provided by or on behalf of each Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”) and (B) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive Material Non-Public Information and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. Each Borrower hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” each Borrower shall be deemed to have authorized the Administrative Agent, the Arrangers and the Lenders to treat such Borrower Materials as not containing any Material Non-Public Information (although it may be sensitive and proprietary) (provided, however, that to the extent such Borrower Materials constitute Confidential Information, they shall be treated as set forth in Section 10.13); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information”; and (z) the Administrative Agent and the Arrangers shall treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information”; provided that a Borrower’s failure to comply with this sentence shall not constitute a Default or an Event of Default under this Agreement or the other Loan Documents.

(m) Such other certificates, reports and information (financial or otherwise) as the Administrative Agent may reasonably request from time to time in connection with the Parent’s, the Borrowers’ or their Subsidiaries’ financial condition or business.

Documents required to be delivered pursuant to this Section 6.01 may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower Representative (x) posts such documents or (y) provides a link thereto on the Borrower Representative’s website on the Internet at the website address listed on Schedule 9.01 (which such Schedule may be updated from time to time); (ii) on which such documents are delivered by the Borrower Representative to the Administrative Agent for posting on the Borrower Representative’s behalf on IntraLinks/SyndTrak or another relevant website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); (iii) on which executed certificates or other documents are faxed to the Administrative Agent (or electronically mailed to an address provided by the Administrative Agent); provided that, other than with respect to items required to be delivered pursuant to Section 6.01(l) above, the Borrower Representative shall promptly notify (which may be by facsimile or electronic mail) the Administrative Agent of the posting of any such documents on the Borrowers’ website and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents; or (iv) in respect of the items required to be delivered pursuant to Section 5.01(l) above in respect of information furnished or filed by the Borrowers or any of their respective Subsidiaries with any securities exchange or with the SEC or any governmental or private regulatory authority (other than Form 10-Q Reports and Form 10-K Reports described in Section 6.01(b) and (c), respectively), such items have been made available on the SEC website or the website of the relevant analogous governmental or private regulatory authority or securities exchange.

Notwithstanding the foregoing, the obligations in paragraphs (b) and (c) of this Section 6.01 may be satisfied by furnishing (A) the applicable financial statements and Narrative Reports of Parent (or any other Parent Company) or (B) any Borrower’s or Parent’s (or any other Parent Company thereof), as applicable, Form 10-K or 10-Q, as applicable, filed with the SEC, in each case, within the time periods specified in such paragraphs; provided that, with respect to each of clauses (A) and (B), (i) to the extent such financial statements relate to any Parent Company, such financial statements shall be accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such Parent Company, on the one hand, and the information relating to the Borrowers on a standalone basis, on the other hand, which consolidating information shall be certified by a Responsible Officer of the Borrower Representative as having been fairly presented and (ii) to the extent such statements are in lieu of statements required to be provided under Section 6.01(c), such statements shall be accompanied by a report and opinion of an independent certified public accounting firm of internationally recognized standing, which report and opinion shall satisfy the applicable requirements set forth in Section 6.01(c); provided further that notwithstanding anything to the contrary herein, neither the Borrowers nor any Subsidiaries shall be required to deliver, disclose, permit the inspection, examination or making of copies of or excerpts from, or any discussion of, any document, information, or other matter (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent (or any Lender (or their respective representatives or contractors)) is prohibited by applicable law, (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product or (iv) with respect to which any Loan Party owes confidentiality obligations (to the extent not created in contemplation of such Loan Party’s Obligations under this Section 6.01) to any third party.

Section 6.02 Existence. Except as otherwise permitted under Section 6.07, each Borrower will, and will cause each of its Subsidiaries to, at all times preserve and keep in full force and effect its existence and all rights and franchises, licenses and permits necessary in the normal conduct of its business except to the extent (other than with respect to the preservation of existence of each Borrower) failure to do so could not reasonably be expected to result in a Material Adverse Effect; provided that neither any Borrower nor any of its Subsidiaries shall be required to preserve any such existence, right or franchise, licenses and permits if such Person or such Person’s board of directors (or similar governing body) shall determine that the preservation thereof is no longer desirable in the conduct of the business of such Person, and that the loss thereof is not disadvantageous in any material respect to such Person or to the Lenders.

Section 6.03 Payment of Taxes. Each Borrower will, and will cause each of its Subsidiaries to, pay all Taxes imposed upon it or any of its properties or assets or in respect of any of its income, businesses or franchises before any penalty or fine accrues thereon; provided that no such Tax need be paid if (a) it is being contested in good faith by appropriate proceedings and adequate reserves or other appropriate provisions, as shall be required in conformity with IFRS, shall have been made therefor and, in the case of a Tax which has or may become a Lien against any of the Collateral, such contest proceedings conclusively operate to stay the sale of any portion of the Collateral to satisfy such Tax or (b) failure to pay or discharge the same could not reasonably be expected to result in a Material Adverse Effect.

Section 6.04 Maintenance of Properties. Each Borrower will, and will cause each of its Subsidiaries to, maintain or cause to be maintained in good repair, working order and condition, ordinary wear and tear and casualty and condemnation excepted, all property reasonably necessary to the normal conduct of business of each Borrower and its Subsidiaries and from time to time will make or cause to be made all needed and appropriate repairs, renewals and replacements thereof except as expressly permitted by this Agreement or where the failure to maintain such properties or make such repairs, renewals or replacements could not reasonably be expected to have a Material Adverse Effect.

Section 6.05 Insurance. Except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, each Borrower will maintain or cause to be maintained, with financially sound and reputable insurers, such insurance coverage with respect to liabilities, losses or damage in respect of the assets, properties and businesses of such Borrower and its Subsidiaries as may customarily be carried or maintained under similar circumstances by Persons of established reputation engaged in similar businesses, in each case in such amounts (giving effect to self-insurance), with such deductibles, covering such risks and otherwise on such terms and conditions as shall be customary for such Persons. Without limiting the generality of the foregoing, each Borrower will maintain flood insurance with respect to each Flood Hazard Property, in each case in compliance with the National Flood Insurance Act of 1968 and the Flood Disaster Protection Act of 1973 (where applicable). Each such policy of insurance shall (i) to the extent applicable, name the Collateral Agent, on behalf of the Secured Parties, as an additional insured thereunder as its interests may appear and (ii) in the case of each casualty insurance policy with respect to the Collateral (excluding any business interruption insurance policy), contain a loss payable clause or endorsement to the extent available from such insurance carrier that names the Collateral Agent, on behalf of the Secured Parties, as the loss payee thereunder and, to the extent available, provides for at least 30 days’ prior written notice to the Administrative Agent of any modification or cancellation of such policy (or 10 days’ prior written notice for any cancellation due to non-payment of premiums).

Section 6.06 Inspections; Annual Presentation.

(a) Each Borrower will, and will cause each of its Subsidiaries to, permit any authorized representatives designated by the Administrative Agent to visit and inspect any of the properties of any Borrower or any of its Subsidiaries at which the principal financial records and executive officers of the applicable Person are located, to inspect, copy and take extracts from its financial and accounting records, and to discuss its affairs, finances and accounts with its officers and independent public accountants (provided that any Borrower may, if it so chooses, be present at or participate in any such discussion), all upon reasonable notice, reasonable coordination in and at such reasonable times during normal business hours and as often as may reasonably be requested; provided that (x) only the Administrative Agent on behalf of the Lenders may exercise the rights of the Administrative Agent and the Lenders under this Section 6.06, and (y) except as provided in the proviso below in connection with the occurrence and continuance of an Event of Default, (i) the Administrative Agent shall not exercise such rights more often than one time during any calendar year and (ii) only one such time per calendar year shall be at the expense of each Borrower; provided, further, that when an Event of Default has occurred and is continuing, the Administrative Agent (or any of its representatives or independent contractors) may do any of the foregoing at the expense of the Borrowers in accordance with Section 10.03(a) at any time during normal business hours and upon reasonable advance notice; provided that notwithstanding anything to the contrary herein, neither any Borrower nor any Subsidiary shall be required to disclose, permit the inspection, examination or making of copies of or excerpts from, or any discussion of, any document, information, or other matter (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent (or any Lender (or their respective representatives or contractors)) is prohibited by applicable law, (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product or (iv) with respect to which any Loan Party owes confidentiality obligations (to the extent not created in contemplation of such Loan Party’s Obligations under this Section 6.06) to any third party.

(b) Each Fiscal Year, if requested by the Administrative Agent, the Parent shall ensure that two executive officers of the Parent (at least one of whom shall be the chief financial officer) shall give a telephonic presentation to the Lenders (or separate presentations to Public Lenders and Private Lenders) at a time (being no earlier than 30 days after a request to that effect) agreed with the Administrative Agent (acting reasonably), about the financial performance of the Parent and its Subsidiaries.

Section 6.07 Maintenance of Book and Records. Each Borrower will, and will cause its Subsidiaries to, maintain proper books of record and account, in which entries that are full, true and correct in all material respects shall be made of all material financial transactions and matters involving the assets and business of such Borrower and its Subsidiaries, as the case may be, and permit the preparation of consolidated financial statements in accordance with IFRS to be derived therefrom.

Section 6.08 Compliance with Laws.

(a) Each Borrower will comply, and shall cause each of its Subsidiaries to comply, with the requirements of all applicable Laws (including all Environmental Laws, ERISA, OFAC, USA PATRIOT Act, United States Foreign Corrupt Practices Act of 1977, EU Sanctions Laws and Regulations, the United Kingdom Bribery Act of 2010 and, to the extent permitted by applicable law (including without limitation, section 7 of the German Foreign Trade Ordinance (Außenwirtschaftsverordnung)), the Sanctions Laws and Regulations) and orders, writs, injunctions and decrees of any Governmental Authority applicable to it or to its business or property, except to the extent the failure of the Borrower or such Subsidiary to comply could not reasonably be expected to have a Material Adverse Effect.

(b) The Parent Companies and the Borrowers shall not, and the Parent Companies and the Borrowers shall ensure that no Subsidiary shall, use any part of the proceeds of any Loan, directly or, to the knowledge of any Borrower, indirectly, for any payments to any governmental official or employee, political party, candidate for political office, or anyone else acting in an official capacity or any other person, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the U.S. Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act of 2010, as amended and any similar laws, rules or regulations issued, administered or enforced by any Governmental Authority having jurisdiction over any of the Borrowers or to fund activities of a Sanctioned Person or in a Sanctioned Country or otherwise in violation of Sanctions Laws and Regulations or EU Sanctions Laws and Regulations.

(c) Each Parent Company and each Borrower will maintain in effect and enforce policies and procedures designed to ensure compliance by each Parent, each Borrower, and their respective Subsidiaries and their respective directors, officers, employees and agents with Sanctions Laws and Regulations or EU Sanctions Laws and Regulations.

(d) Nothing in this Agreement shall create or establish an obligation or right for any Loan Party to the extent it would violate any applicable anti-boycott statute (including without limitation, section 7 of the German Foreign Trade Ordinance (Außenwirtschaftsverordnung)).

Section 6.09 Environmental.

(a) Environmental Disclosure. The Borrower Representative will deliver to the Administrative Agent:

(i) as soon as practicable following receipt thereof, copies of all environmental audits, investigations, analyses and reports of any kind or character, whether prepared by personnel of any Borrower or its Subsidiaries or by independent consultants, Governmental Authorities or any other Persons, with respect to significant environmental matters at any Borrower’s or any Loan Party’s real property or facility or with respect to any Environmental Claims, in each case, that might reasonably be expected to have a Material Adverse Effect;

(ii) promptly upon the occurrence thereof, written notice describing in reasonable detail (A) any Release required to be reported by any Borrower or any of its Subsidiaries to any Governmental Authority under any applicable Environmental Laws that could reasonably be expected to have a Material Adverse Effect, (B) any remedial action taken by any Borrower or any of its Subsidiaries or any other Persons of which any Borrower or any of a Borrower’s Subsidiaries has knowledge in response to (1) any Hazardous Materials Activities, the existence of which has a reasonable possibility of resulting in one or more Environmental Claims having, individually or in the aggregate, a Material Adverse Effect or (2) any Environmental Claims that, individually or in the aggregate, have a reasonable possibility of resulting in a Material Adverse Effect and (C) any Borrower’s discovery of any occurrence or condition on any real property adjoining or in the vicinity of any Facility that reasonably could be expected to have a Material Adverse Effect;

(iii) as soon as practicable following the sending or receipt thereof by any Borrower or any of its Subsidiaries, a copy of any and all non-privileged written communications with respect to (A) any Environmental Claims that, individually or in the aggregate, have a reasonable possibility of giving rise to a Material Adverse Effect, (B) any Release required to be reported by any Borrower or any of its Subsidiaries to any Governmental Authority that reasonably could be expected to have a Material Adverse Effect, and (C) any request made to any Borrower or any of its Subsidiaries for information from any Governmental Authority that suggests such authority is investigating whether any Borrower or any of its Subsidiaries may be potentially responsible for any Hazardous Materials Activity which is reasonably expected to have a Material Adverse Effect;

(iv) prompt written notice describing in reasonable detail (A) any proposed acquisition of stock, assets, or property by any Borrower or any of its Subsidiaries that could reasonably be expected to expose any Borrower or any of its Subsidiaries to, or result in, Environmental Claims that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (B) any proposed action to be taken by any Borrower or any of its Subsidiaries to modify current operations in a manner that could subject any Borrower or any of its Subsidiaries to any additional obligations or requirements under any Environmental Law that are reasonably likely to have a Material Adverse Effect; and

(v) with reasonable promptness, such other documents and information as from time to time may be reasonably requested by the Administrative Agent in relation to any matters disclosed pursuant to this Section 5.09(a).

(b) Hazardous Materials Activities, Etc. Each Loan Party shall promptly take, and shall cause each of its Subsidiaries promptly to take, any and all actions necessary to (i) cure any violation of applicable Environmental Laws by such Loan Party or its Subsidiaries that could reasonably be expected to have a Material Adverse Effect and (ii) make an appropriate response to any Environmental Claim against such Loan Party or any of its Subsidiaries and discharge any obligations it may have to any Person thereunder, in each case, where failure to do so could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 6.10 Designation of Subsidiaries. The board of directors (or equivalent governing body or any committee thereof) of the Borrower Representative may at any time designate (or redesignate) any subsidiary as an Unrestricted Subsidiary or any Unrestricted Subsidiary as a Subsidiary; provided that (i) immediately before and after such designation, no Default or Event of Default shall have occurred and be continuing, (ii) after giving effect to such designation, the Total Leverage Ratio shall be no greater than 3.30:1.00 calculated on a Pro Forma Basis as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, prior to such designation, (iii) no subsidiary may be designated as an Unrestricted Subsidiary if it is a “restricted subsidiary” for the purpose of any Junior Indebtedness or any other Indebtedness in excess of the Threshold Amount, and (iv) as of the date of the designation thereof no Unrestricted Subsidiary shall own any Capital Stock in any Borrower or its Subsidiaries or hold any Indebtedness of, or any Lien on any property of, any Borrower or its Subsidiaries. The designation of any subsidiary as an Unrestricted Subsidiary shall constitute an Investment by the Borrower Representative therein at the date of designation in an amount equal to the portion of the fair market value of the net assets of such subsidiary attributable to the Borrower Representative’s equity interest therein as reasonably estimated by the Borrower Representative (and such designation shall only be permitted to the extent such Investment is permitted under Section 7.06). The designation of any Unrestricted Subsidiary as a Subsidiary shall constitute the incurrence or making at the time of designation of any Investments, Indebtedness or Liens of such Subsidiary existing at such time; provided that upon a re-designation of such Unrestricted Subsidiary as a Subsidiary, the Borrower Representative shall be deemed to continue to have an Investment in a Subsidiary in an amount (if positive) equal to (a) such Borrower’s “Investment” in such Subsidiary at the time of such re-designation, less (b) the portion of the fair market value of the net assets of such Subsidiary attributable to the Borrower Representative’s equity therein at the time of such re-designation.

Section 6.11 Use of Proceeds. The Borrowers shall (x) use proceeds of the Term Loans solely to finance a portion of the Transactions (including the payment of the Transaction Costs) and (y) use proceeds of the Revolving Loans and the borrowings under any Ancillary Commitment for working capital and other general corporate purposes, including the financing of Permitted Acquisitions and other Investments permitted hereunder and any other use not prohibited by the Loan Documents. No part of the proceeds of any Loan will be used, whether directly or indirectly, for any purpose that would entail a violation of Regulation T, U or X.

Section 6.12 Additional Collateral; Further Assurances.

(a) (x) Subject to the Guaranty and Security Principles in the case of Foreign Subsidiaries and (y) in order to ensure that the covenant in Section 6.13 below is satisfied, each Parent Company, each Borrower and each other Loan Party shall cause each Subsidiary (other than any Excluded Subsidiary) formed or acquired after the date of this Agreement to become a Loan Party on or prior to the later to occur of (i) the date that is 30 days following the date of such formation or acquisition (or such later date as may be acceptable to the Administrative Agent in its discretion) and (ii) the earlier of the date of the required delivery of the Compliance Certificate following the date of such formation or acquisition and the date that is 45 days after the end of the most recently ended Fiscal Quarter (or such later date as may be acceptable to the Administrative Agent in its discretion), by executing (i) a Joinder Agreement in substantially the form attached as Exhibit J hereto (the “Joinder Agreement”), (ii) a Debtor Joinder Agreement with respect to the Intercreditor Agreement and (iii) all applicable Collateral Documents. Upon execution and delivery thereof, each such Person (i) shall automatically become a Guarantor hereunder and thereupon shall have all of the rights, benefits, duties, and obligations in such capacity under the Loan Documents and (ii) will take such actions as may be required in accordance with the terms hereof or of the applicable Collateral Documents to grant Liens to the Collateral Agent, for the benefit of itself and the Lenders and each other Secured Party, in each case to the extent required by the terms hereof or thereof, in substantially all of such Person’s assets (but excluding intellectual property and subject to the limitations set forth herein and in the other Loan Documents (including, in the case of Foreign Subsidiaries, the Guaranty and Security Principles)), on such terms as may be required pursuant to the terms hereof or of the Collateral Documents and in such priority as may be required pursuant to the terms of the Intercreditor Agreement.

(b) (x) Subject to the Guaranty and Security Principles in the case of Foreign Subsidiaries and (y) in order to ensure that the covenant in Section 6.13 below is satisfied, each Borrower and each Guarantor will cause substantially all of their respective assets (including all Capital Stock and intercompany receivables directly owned by them, but excluding all intellectual property) to be subject at all times to a First Priority perfected Lien in favor of the Collateral Agent pursuant to the terms and conditions of the Collateral Documents.

(c) Without limiting the foregoing, (x) subject to the Guaranty and Security Principles in the case of Foreign Subsidiaries and (y) in order to ensure that the covenant in Section 6.13 below is satisfied, each Loan Party will promptly execute and deliver, or cause to be promptly executed and delivered, to the Collateral Agent such documents, agreements and instruments, and will take or cause to be taken such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and other documents and such other actions or deliveries (including legal opinions of counsel) of the type required by Article 4, as applicable), which the Administrative Agent or the Collateral Agent may, from time to time, reasonably request to carry out the terms and conditions of this Agreement and the other Loan Documents and to ensure perfection and priority of the Liens created or intended to be created by the Collateral Documents (to the extent required herein or therein), all at the expense of the Borrowers in accordance with Section 10.03(a).

(d) Subject to (x) the Guaranty and Security Principles in the case of Foreign Subsidiaries and (y) the limitations set forth or referred to in this Section 6.12, if any Material Real Estate Asset is acquired by any Loan Party after the Closing Date, the Borrower Representative will promptly notify the Administrative Agent and the Collateral Agent, and, if requested by the Administrative Agent, within 60 days of such request (or such longer period as may be acceptable to the Administrative Agent) the Borrower Representative will cause such assets to be subjected to a Lien securing the Secured Obligations and will take, and cause each Subsidiary that is a Loan Party to take, such actions as shall be necessary or reasonably requested by the Administrative Agent or the Collateral Agent to grant and perfect such Liens, including actions described in paragraph (c) of this Section 6.12, all at the expense of the Borrowers in accordance with Section 10.03(a). The Loan Parties shall within 60 days following a request by the Administrative Agent (or such longer period as the Administrative Agent may agree in its sole discretion) cause the Mortgages on each such Material Real Estate Asset acquired by any Loan Party after the Closing Date to be executed and delivered to the Collateral Agent and in connection therewith deliver corresponding UCC fixture filings, flood hazard determination forms and, if applicable, reasonably satisfactory evidence of flood insurance in such amounts and in such coverages as Administrative Agent shall reasonably require, lender’s title insurance policies (in such amounts as are reasonably acceptable to Administrative Agent, including any endorsements thereto that Administrative Agent shall reasonably require), affidavits, indemnities and such other documents and instruments as the title insurer shall require in connection with the title insurance policies, surveys, local counsel opinions and other documentation that the Administrative Agent shall reasonably require.

(e) After (i) any Subsidiary ceases to constitute an Excluded Subsidiary in accordance with the definition thereof, (ii) any Unrestricted Subsidiary is designated a Subsidiary, or (iii) any Immaterial Subsidiary constitutes a Material Subsidiary, in each case, the Borrower Representative shall cause such Subsidiary to take all actions required by this Section 6.12 (within the time periods specified herein) as if such Subsidiary were then formed or acquired.

(f) (x) As soon as reasonably practicable and in any event within 60 days of the Closing Date, and (y) after the Closing Date, if at any time the covenant in Section 6.13 is not satisfied as of the end of any four Fiscal Quarters of the Parent ending on December 31 and not later than 60 days after the date by which financial statements are delivered to the Administrative Agent pursuant to Section 6.01(c) (or such longer period as the Administrative Agent may agree in its reasonable discretion), the Parent, each Borrower and each other Loan Party shall cause one or more of the Parent’s wholly owned Subsidiaries to execute and deliver a Joinder Agreement, a Debtor Joinder Agreement and appropriate Collateral Documents over substantially all of such Subsidiary’s assets (excluding intellectual property and subject, in the case of Foreign Subsidiaries, to the Guaranty and Security Principles) to the extent required to satisfy the covenant in Section 6.13.

(g) If at any time funds in excess of €5,000,000 (other than funds described in clause (a) of the definition of “Dedicated Receivables Accounts”) are received or otherwise held in a Dedicated Receivables Account following release of such Dedicated Receivables Account from the Collateral, as soon as reasonably practicable and in any event within 10 Business Days of any Loan Party or Subsidiary becoming aware of the foregoing, the Loan Parties shall, and shall cause their Subsidiaries to, transfer such excess funds into a bank account that constitutes Collateral (and during such 10 Business Day period no Default or Event of Default shall be deemed to have occurred).

Notwithstanding anything to the contrary in this Section 6.12 or any other Collateral Document, with respect to any U.S. Subsidiary, (a) the Collateral Agent shall not require the taking of a Lien on, or require the perfection of any Lien granted in, those assets of such U.S. Subsidiary as to which (i) the cost, burden, difficulty or consequence of obtaining or perfecting such Lien (including any mortgage, stamp, intangibles or other tax or expenses relating to such Lien) outweighs the benefit to the Lenders of the security afforded thereby as reasonably determined by the Borrower Representative and the Administrative Agent or (ii) the granting of a Lien on such asset would violate any enforceable anti-assignment provisions of contracts or applicable law or, in the case of assets consisting of licenses, agreements or similar contracts, to the extent the granting of such Lien therein would violate the terms of such license, agreement or similar contract relating to such asset (in each case, after giving effect to the applicable anti-assignment provisions of the UCC or other applicable law) or would trigger the termination of any contract pursuant to any “change of control” or similar provision, (b) no Lien on Real Estate Assets of any U.S. Subsidiary shall be required except in respect of Material Real Estate Assets (provided that if a mortgage tax will be owed on the entire amount of the Secured Obligations evidenced hereby, then, to the extent permitted by, and in accordance with, applicable law, the amount of such mortgage tax shall be calculated based on the lesser of (x) the amount of the Secured Obligations allocated to the applicable Mortgaged Property and (y) the estimated fair market value of the Mortgaged Property at the time the Mortgage is entered into and determined in a manner reasonably acceptable to Administrative Agent and the Borrower Representative, which in the case of clause (y) will result in a limitation of the Secured Obligations secured by the Mortgage to such amount), (c) no actions shall be required to be taken in order to create, grant or perfect any security interest in any assets of any U.S. Subsidiary located outside of the U.S. and no foreign law security or pledge agreements, foreign law mortgages or deeds or foreign intellectual property filings or searches shall be required, (d) Liens required to be granted or perfected pursuant to this Section 6.12 shall be subject to the Intercreditor Agreement and to exceptions and limitations consistent with those set forth in the Collateral Documents, (e) the Loan Parties shall not be required to seek or obtain any landlord lien waiver, estoppel, warehousemen waiver or other collateral access or similar letter or agreement in respect of any asset of any U.S. Subsidiary and (f) no Loan Party shall be required to (i) grant or take any other action with respect to a security interest in any assets excluded pursuant to the terms of Section 2.2 of the Pledge and Security Agreement or (ii) take any action with respect to perfection of any security interest in (A) assets requiring perfection through control agreements or other control arrangements (other than control of promissory notes and pledged Capital Stock as provided in this Agreement and the Pledge and Security Agreement and filing of UCC-1 financing statements), (B) vehicles or other assets subject to state law certificate of title statutes, (C) commercial tort claims asserting damages of less than €5,000,000 or (D) letter of credit rights to the extent a security interest therein may not be perfected as supporting obligations by the filing of a UCC-1 financing statement on the primary collateral; provided that notwithstanding the foregoing or anything in the Collateral Documents, the foregoing shall not include any Proceeds (as defined in the UCC), substitutions or replacements of any such property (unless such Proceeds, substitutions or replacements would otherwise constitute property of any U.S. Subsidiary so excluded.

Section 6.13 Guarantor Coverage Test. Subject to the Guaranty and Security Principles, on the Closing Date (assuming for the purposes of such determination that each subsidiary of the Parent that is required to or shall become a Guarantor within 60 days following the Closing Date constitutes a Guarantor as of the Closing Date) and as of the last day of each Fiscal Year, the Borrowers shall cause:

(a) the aggregate (without double counting) Loan Party EBITDA of the Loan Parties for the Test Period ended on each such date to exceed 80% of the Consolidated Adjusted EBITDA of the Adjusted Group for such Test Period; and

(b) the aggregate gross assets of the Loan Parties for the Test Period ended on each such date to exceed 80% of the consolidated gross assets of the Adjusted Group; in each case, calculated excluding goodwill, intra-group items and investments in Subsidiaries of any Loan Party and tested on delivery of and by reference to the annual financial statements in respect of the relevant Fiscal Year delivered to the Administrative Agent in accordance with Section 6.01(c) (or, for purposes of making the determination in respect of the Closing Date, by reference to the Historical Financial Statements) (the “Guarantor Coverage Test”); provided that, if on any relevant test date the Guarantor Coverage Test is not met, such other subsidiaries of the Parent shall become Guarantors in accordance with Section 6.12 within 60 days of the relevant test date to ensure that the Guarantor Coverage Test is satisfied (calculated as if such additional Guarantors had been Guarantors for the purposes of the relevant test) and provided that, if the Guarantor Coverage Test is satisfied within such time period, no Default or Event of Default shall arise in respect thereof.

For the purposes of calculating the Guarantor Coverage Test, (i) any entity with negative Loan Party EBITDA shall be deemed to have zero Loan Party EBITDA, and Consolidated Adjusted EBITDA shall be calculated by reference to each member of the Adjusted Group that has positive Consolidated Adjusted EBITDA and (ii) with respect to any Subsidiary organized under the laws of South Africa, Brazil or China, the Consolidated Adjusted EBITDA of such Subsidiary and the gross assets of such Subsidiary shall be excluded from the numerator and denominator for the purposes of calculating the Guarantor Coverage Test.

Section 6.14 Maintenance of Ratings. Each Borrower shall use commercially reasonable efforts to maintain public corporate credit and public corporate family ratings with respect to the Parent and a public rating of each Term Facility from two of each of Fitch, S&P and Moody’s; provided that in no event shall any Borrower be required to maintain any specific rating with any such agency.

Section 6.15 Post-Closing Items. The Loan Parties shall comply with each of the requirements described on Schedule 6.15 within the time period set forth on such Schedule (or such longer period as the Administrative Agent may agree in its sole discretion).

ARTICLE VII.

Negative Covenants

So long as any Lender shall have any Commitment hereunder, any Loan or other Obligation (other than contingent indemnification obligations as to which no claim has been asserted and obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements) hereunder shall remain unpaid or unsatisfied, or any Letter of Credit shall remain outstanding (other than Letters of Credit which have been Cash Collateralized), each of the Parent (solely to the extent applicable to it), each Borrower and each other Loan Party covenants and agrees with the Administrative Agent and the Lenders that:

Section 7.01 Indebtedness. The Borrowers shall not, nor shall they permit any of their Subsidiaries or any other Loan Parties to, directly or indirectly, create, incur, assume or otherwise become or remain liable with respect to any Indebtedness, except:

(a) the Secured Obligations (including, without limitation, any Additional Term Loans and any Additional Revolving Facility);

(b) Indebtedness of the Parent to any Subsidiary and of any Subsidiary to any other Subsidiary; provided that in the case of any Indebtedness of a Subsidiary that is not a Loan Party owing to a Loan Party, such Indebtedness shall (x) be permitted as an Investment by Section 7.06 or (y) be of the type described in clause (ii) of the parenthetical under clause (c) of the definition of “Investment”; provided, further, that all such Indebtedness having a principal amount in excess of €1,000,000 on an individual basis of any Loan Party to any Subsidiary that is not a Loan Party and which is not an Exempt Intra-Group Obligation must be expressly subordinated to the Obligations of such Loan Party pursuant to the terms of the Intercreditor Agreement or otherwise on terms reasonably acceptable to the Administrative Agent;

(c) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations (including contingent earn-out obligations) incurred in connection with any Disposition permitted hereunder, any acquisitions permitted hereunder or other purchases of assets or Capital Stock, and Indebtedness arising from guaranties, letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments securing the performance of any Borrower or any such Subsidiary pursuant to such agreements;

(d) Indebtedness which may be deemed to exist pursuant to any performance and completion guaranties or customs, stay, performance, bid, surety, statutory, appeal, performance and return of money bonds, tenders, statutory obligations, leases, governmental contracts, trade contracts or other similar obligations incurred in the ordinary course of business or in respect of any letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments to support any of the foregoing items;

(e) Indebtedness in respect of commercial credit cards, stored value cards, purchasing cards and treasury management services, including Cash Management Obligations, and other netting services, overdraft protections, automated clearing-house arrangements, employee credit card programs, controlled disbursement, ACH transactions, return items, interstate depository network service, Society for Worldwide Interbank Financial Telecommunication transfers, cash pooling and operational foreign exchange management, and, in each case, similar arrangements and otherwise in connection with cash management, including cash management arrangements among Parent and its subsidiaries, and Deposit Accounts;

(f) (x) Indebtedness in respect of Guarantees of the obligations of suppliers, customers and licensees in the ordinary course of business, (y) Indebtedness incurred in the ordinary course of business in respect of obligations of the Borrowers or any Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services and (z) Indebtedness in respect of any letter of credit, bankers’ acceptance, bank guaranty or similar instrument supporting trade payables, warehouse receipts or similar facilities entered into in the ordinary course of business;

(g) Guarantees of Indebtedness or other obligations of the Borrowers or any Subsidiary with respect to Indebtedness otherwise permitted to be incurred pursuant to this Section 7.01 or obligations not prohibited by this Agreement; provided that in the case of any Guarantees by a Loan Party of the obligations of a non-Loan Party the related Investment is permitted under Section 7.06;

(h) Indebtedness existing, or pursuant to commitments existing, on the Closing Date and described on Schedule 7.01 and intercompany Indebtedness outstanding on the Closing Date; provided that all such Indebtedness having a principal amount in excess of €1,000,000 of any Loan Party to any Subsidiary that is not a Loan Party must be subject to the Intercreditor Agreement or another intercreditor agreement reasonably satisfactory to the Administrative Agent;

(i) Indebtedness of Subsidiaries that are not Loan Parties; provided that the aggregate principal amount at any time outstanding of such Indebtedness shall not exceed €75,000,000;

(j) Indebtedness consisting of obligations owing under any customer or supplier incentive, supply, license or similar agreements entered into in the ordinary course of business;

(k) Indebtedness consisting of (i) the financing of insurance premiums and/or (ii) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(l) Indebtedness with respect to Capital Leases and purchase money Indebtedness incurred prior to or within 270 days of the acquisition or lease or completion of construction, repair or replacement of, or improvement to or installation of assets in an aggregate principal amount at any time outstanding not to exceed the greater of (i) €50,000,000 and (ii) 5% of Consolidated Total Assets of the Borrowers, as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable;

(m) Indebtedness of a Person that becomes a Subsidiary or Indebtedness assumed in connection with a Permitted Acquisition after the Closing Date; provided that (i) such Indebtedness (A) existed at the time such Person became a Subsidiary or the assets subject to such Indebtedness were acquired and

(B) was not created or incurred in connection or contemplation thereof, (ii) at the time of the execution of the definitive agreement governing such Permitted Acquisition, no Event of Default exists or would result therefrom, and (iii) the Interest Coverage Ratio would be no less 2.00:1.00 calculated on a Pro Forma Basis as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, prior to the date of the execution of the definitive agreement governing such acquisition;

(n) Indebtedness consisting of promissory notes issued to any stockholders of any Parent Company or any current or former directors, officers, employees, members of management, managers or consultants of any Parent Company, the Borrowers or any subsidiary (or their respective Immediate Family Members) to finance the purchase or redemption of Capital Stock of any Parent Company permitted by Section 7.04(a);

(o) the Borrowers and their Subsidiaries may become and remain liable for (i) any Refinancing Notes and (ii) any other Indebtedness refinancing, refunding or replacing any Indebtedness permitted under clauses (h), (i), (l), (m), (p), (s), (w) and (x) of this Section 7.01 (in any case, including any refinancing Indebtedness incurred in respect thereof, “Refinancing Indebtedness”) and any subsequent Refinancing Indebtedness in respect thereof; provided that (i) the principal amount of such Indebtedness does not exceed the principal amount of the Indebtedness being refinanced, refunded or replaced, except (A) by an amount equal to unpaid accrued interest and premiums (including tender premiums) thereon plus underwriting discounts, other reasonable and customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payments) incurred in connection with such refinancing or replacement, (B) by an amount equal to any existing commitments unutilized thereunder and (C) by additional amounts permitted to be incurred pursuant to this Section 7.01 (so long as such additional Indebtedness meets the other applicable requirements of this definition and, if secured, Section 7.02), (ii) other than in the case of Refinancing Indebtedness with respect to Indebtedness incurred pursuant to clause (h), (l) or (m) of this Section 7.01, such Indebtedness has a final maturity on or later than (and, in the case of revolving Indebtedness, shall not require mandatory commitment reductions, if any, prior to) the final maturity of the Indebtedness being refinanced, refunded or replaced and, other than with respect to revolving Indebtedness, a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced, refunded or replaced, (iii) the terms of such Refinancing Indebtedness with an original principal amount in excess of the Threshold Amount (excluding pricing, fees, premiums, rate floors, optional prepayment or redemption terms (and, if applicable, subordination terms)), are not, taken as a whole (as reasonably determined by the Borrower Representative), more favorable to the lenders providing such Indebtedness than those applicable to the Indebtedness being refinanced, refunded or replaced (other than any covenants or any other provisions applicable only to periods after the Latest Maturity Date as of such date or which are on then current market terms for the applicable type of Indebtedness), (iv) such Indebtedness is secured only by Permitted Liens at the time of such refinancing, refunding or replacement (it being understood that such Indebtedness may go from being secured to being unsecured), (v) such Indebtedness is incurred by the obligor or obligors in respect of the Indebtedness being refinanced, refunded or replaced, except to the extent otherwise permitted pursuant to this Section 7.01, Section 7.02 and Section 7.06), (vi) if the Indebtedness being refinanced, refunded or replaced was originally contractually subordinated to the Obligations in right of payment (or the Liens securing such Indebtedness were originally contractually subordinated to the Collateral), such Indebtedness is contractually subordinated to the Obligations in right of payment (or the Liens securing such Indebtedness shall be subordinated to the Collateral) on terms not materially less favorable, taken as a whole, to the Lenders than those applicable to the Indebtedness (or Liens, as applicable) being refinanced, refunded or replaced, taken as a whole, (vii) as of the date of incurring such Indebtedness and after giving effect thereto, no Event of Default shall exist or have occurred and be continuing and (viii) (A) such Indebtedness shall be pari passu or junior in right of payment and be pari passu or junior with respect to security with the remaining Obligations hereunder or shall be unsecured; provided that any such Indebtedness that is pari passu or junior with respect to the Collateral shall be subject to the Intercreditor Agreement or another intercreditor agreement on terms reasonably satisfactory to the Administrative Agent and the Borrower Representative, (B) if such Indebtedness being refinanced, refunded or replaced is secured, it shall not be secured by any assets other than the Collateral, (C) if such Indebtedness being refinanced, refunded or replaced is Guaranteed, it shall not be Guaranteed by any Person other than a Loan Party and (D) such Indebtedness is incurred under (and pursuant to) documentation other than this Agreement and in the case of Refinancing Indebtedness with respect to clauses (j), (m), (v) (but only to the extent such Refinancing Indebtedness is incurred by non-Loan Parties) and clause (y) (but only to the extent such Refinancing Indebtedness is incurred to refinance Indebtedness in connection with Sale and Lease-Back Transactions permitted pursuant to clause (A) or clause (C)(3) of the proviso set forth in Section 7.08) of this Section 7.01, the incurrence of such Refinancing Indebtedness shall be without duplication of any amounts outstanding under such clauses;

(p) Indebtedness incurred to finance Permitted Acquisitions after the Closing Date; provided that (i) at the time of the execution of the definitive agreement governing such Permitted Acquisitions (pro forma for the consummation of such Permitted Acquisition), no Event of Default exists, (ii) except with respect to any Indebtedness (x) owed to the seller of any property or assets acquired in a Permitted Acquisition or other Investment permitted by Section 7.06 in an aggregate principal amount at any time outstanding for all such Indebtedness not to exceed €60,000,000, or (y) in an aggregate principal amount that does not exceed the Threshold Amount for such Permitted Acquisitions, such Indebtedness shall not mature or require any payment of principal (other than payments as part of an “applicable high yield discount obligation” (AHYDO) catch-up payments, customary offers to repurchase in connection with any change of control, Disposition or casualty event and customary acceleration rights after an event of default), in each case, prior to the date that is 91 days after the Latest Maturity Date as of such date, (iii) any such Indebtedness owing pursuant to clause (ii)(x) above may only be secured pursuant to Section 7.02(u) and (iv) either (A) the Interest Coverage Ratio would be greater than 2.00:1.00 calculated on a Pro Forma Basis (without netting the cash proceeds of any such Indebtedness for the purposes of such calculation) as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, prior to the date of the execution of the definitive agreement governing such acquisition (or would result therefrom) or (B) the Interest Coverage Ratio would be no less than immediately prior to giving effect to such incurrence on a Pro Forma Basis; provided that the aggregate principal amount at any time outstanding of such Indebtedness of any Subsidiaries that are non-Loan Parties incurred under this clause (p) shall not exceed, the greater of €30,000,000 and 3% of Consolidated Total Assets of the Borrowers as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable;

(q) [reserved];

(r) Indebtedness of the Borrowers or any Subsidiary under any Derivative Transaction not entered into for speculative purposes;

(s) Indebtedness in an aggregate principal amount at any time outstanding not to exceed the greater of (i) €40,000,000 and (ii) 4% of Consolidated Total Assets of the Borrowers, as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable;

(t) (i) to the extent constituting Indebtedness, obligations of Holdings or any Subsidiary incurred pursuant to Permitted Factoring Arrangements in an aggregate principal amount not to exceed (when aggregated with the amount of all Recourse Permitted Securitizations then outstanding) €30,000,000; and (ii) to the extent constituting Indebtedness, obligations of Holdings or any Subsidiary which is the seller or servicer (or any obligation of Holdings or any Subsidiary in respect of a seller or servicer) in a Permitted Securitization in respect of any Standard Securitization Undertakings; it being understood that, notwithstanding the terms of this Agreement, the Intercreditor Agreement and the Collateral Documents, the Administrative Agent shall take all necessary steps (including providing instruction to the Security Agent) to enable Loan Parties to release all Liens over (x) Securitization Assets that are the subject of a Permitted Securitization or Recourse Permitted Securitization, (y) Factoring Assets that are the subject of a Permitted Factoring Arrangement (whether, for the avoidance of doubt, on a recourse or non-recourse basis) and (z) Dedicated Receivables Accounts used in connection with any such Permitted Securitization or Permitted Factoring Arrangement;

(u) additional Indebtedness so long as the Interest Coverage Ratio would not be less than 2.00:1.00 calculated on a Pro Forma Basis (without netting the cash proceeds of any such Indebtedness for the purposes of such calculation) as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, prior to the date of the incurrence thereof; provided that (i) any such Indebtedness that ranks pari passu in right of security or is subordinated in right of payment or security shall be subject to the Intercreditor Agreement or another intercreditor agreement reasonably satisfactory to the Administrative Agent, (ii) except with respect to Indebtedness in an aggregate principal amount that does not exceed the Threshold Amount, such Indebtedness shall not have a shorter Weighted Average Life to Maturity of the then-existing Term Loans (without giving effect to any prepayments thereof) and shall not mature and shall not be subject to mandatory redemption, repurchase, repayment or sinking fund obligations (other than AHYDO catch-up payments, customary offers to repurchase on a change of control, Disposition or casualty event and customary acceleration rights after an event of default), in each case prior to the date which is 91 days after the Latest Maturity Date as of such date and (iii) the aggregate principal amount at any time outstanding of such Indebtedness of Subsidiaries that are non-Loan Parties incurred under this clause (u) shall not exceed the greater of (i) €30,000,000 and 3% of Consolidated Total Assets of the Borrowers as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable;

(v) [reserved];

(w) Indebtedness incurred in connection with Sale and Lease-Back Transactions permitted pursuant to Section 7.08;

(x) secured or unsecured notes and/or loans (and/or commitments in respect thereof) issued or incurred by any Borrower (or a co-issuer in addition thereto) in lieu of Incremental Facilities (such notes, “Incremental Equivalent Debt”); provided that (i) the aggregate outstanding principal amount (or committed amount, if applicable) of all Incremental Equivalent Debt, together with the aggregate outstanding principal amount (or committed amount, if applicable) of all Incremental Loans and Incremental Commitments provided pursuant to Section 2.14 of this Agreement (other than those provided solely in reliance on Section 2.14(a)(y) of this Agreement), shall not exceed the Incremental Cap, (ii) any Incremental Equivalent Debt shall be subject to clauses (v), (vii), (ix) and (xii) of the proviso to Section 2.14(a) of this Agreement, (iii) any such notes and/or loans that are secured shall be secured only by the Collateral and on a pari passu or junior basis with the Secured Obligations, (iv) any such Indebtedness that ranks pari passu in right of security or is subordinated in right of payment or security shall be subject to the Intercreditor Agreement or another intercreditor agreement reasonably satisfactory to the Administrative Agent; and (v) such Incremental Equivalent Debt shall not be guaranteed by any Person that is not a Loan Party; provided, further, that any Incremental Equivalent Debt that is pari passu with the Credit Facility in right of payment and security shall be in the form of notes and not loans;

(y) Indebtedness (including obligations in respect of letters of credit, bank guarantees, surety bonds, performance bonds or similar instruments with respect to such Indebtedness) incurred in respect of workers compensation claims, unemployment insurance (including premiums related thereto), other types of social security, pension obligations, vacation pay, health, disability or other employee benefits (including, without limitation, any Indebtedness incurred pursuant to Section 8a of the German Old Age Employees Part Time Act (Altersteilzeitgesetz) or Section 7e of the Fourth Book of the German Social Code (Sozialgesetzbuch IV));

(z) Indebtedness representing (i) deferred compensation to current or former directors, officers, employees, members of management, managers and consultants of any Parent Company, the Borrowers or any Subsidiary in the ordinary course of business and (ii) deferred compensation or other similar arrangements in connection with the Transactions, any Permitted Acquisition or any other Investment permitted hereby;

(aa) [reserved];

(bb) [reserved];

(cc) unfunded pension fund and other employee benefit plan obligations and liabilities incurred in the ordinary course of business to the extent that the unfunded amounts would not otherwise cause an Event of Default under Section 8.01(i);

(dd) Indebtedness in an aggregate amount outstanding not to exceed €30,000,000 as an account party in respect of trade letters of credit issued in the ordinary course of business;

(ee) customer deposits and advance payments received in the ordinary course of business from customers for goods and services purchased in the ordinary course of business; and

(ff) without duplication of any other Indebtedness, all premiums (if any), interest (including post-petition interest and payment in kind interest), accretion or amortization of original issue discount, fees, expenses and charges with respect to Indebtedness permitted hereunder.

Section 7.02 Liens. The Borrowers shall not, nor shall they permit any of their Subsidiaries or any other Loan Parties to, create, incur, assume or permit or suffer to exist any Lien on or with respect to any property of any kind owned by it, whether now owned or hereafter acquired, or any income or profits therefrom, except:

(a) Liens created pursuant to the Loan Documents securing the Secured Obligations;

(b) Liens for Taxes, assessments or other governmental charges or levies which are (i) not then due or, if due, obligations with respect to such Taxes that are not at such time required to be paid pursuant to Section 6.03 or (ii) being contested in good faith in accordance with Section 6.03;

(c) statutory Liens (and rights of set-off) of landlords, banks, carriers, warehousemen, mechanics, repairmen, workmen and materialmen, and other Liens imposed by law, in each case incurred in the ordinary course of business (i) for amounts not yet overdue by more than 30 days, (ii) for amounts that are overdue by more than 30 days and that are being contested in good faith by appropriate proceedings, so long as such reserves or other appropriate provisions, if any, as shall be required by IFRS shall have been made for any such contested amounts or (iii) with respect to which the failure to make payment could not reasonably be expected to have a Material Adverse Effect;

(d) Liens incurred (i) in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security laws and regulations (including, without limitation, Liens incurred pursuant to Section 8a of the German Old Age Employees Part Time Act (Altersteilzeitgesetz) or Section 7e of the Fourth Book of the German Social Code (Sozialgesetzbuch IV)), (ii) in the ordinary course of business to secure the performance of tenders, statutory obligations, surety, stay, customs and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money), (iii) pursuant to pledges and deposits of Cash or Cash Equivalents in the ordinary course of business securing (x) any liability for reimbursement or indemnification obligations of insurance carriers providing property, casualty, liability or other insurance to Parent, the Borrowers and their subsidiaries or (y) leases or licenses of property otherwise permitted by this Agreement, (iv) over bank accounts pursuant to the general terms and conditions of German banks or savings banks (Allgemeine Bedingungen der Banken oder Sparkassen) or (v) to secure obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments posted with respect to the items described in clauses (i) through (iii) above and to the extent permitted under Section 7.01;

(e) Liens consisting of easements, rights-of-way, restrictions, encroachments, and other minor defects or irregularities in title, in each case which do not, in the aggregate, materially interfere with the ordinary conduct of the business of the Borrowers and their Subsidiaries, taken as a whole, or the use of the affected property for its intended purpose;

(f) Liens consisting of any (i) interest or title of a lessor or sub-lessor under any lease of real estate permitted hereunder, (ii) landlord lien permitted by the terms of any lease, (iii) restriction or encumbrance to which the interest or title of such lessor or sub-lessor may be subject or (iv) subordination of the interest of the lessee or sub-lessee under such lease to any restriction or encumbrance referred to in the preceding clause (iii);

(g) Liens solely on any Cash earnest money deposits made by the Borrowers or any of their Subsidiaries in connection with any letter of intent or purchase agreement with respect to any Investment permitted hereunder;

(h) purported Liens evidenced by the filing of UCC financing statements relating solely to operating leases or consignment or bailee arrangements entered into in the ordinary course of business;

(i) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(j) Liens in connection with any zoning, building or similar law or right reserved to or vested in any Governmental Authority to control or regulate the use of any or dimensions of real property or the structure thereon, including Liens in connection with any condemnation or eminent domain proceeding or compulsory purchase order;

(k) Liens on assets securing Indebtedness permitted pursuant to Section 7.01(o) (solely with respect to the permitted refinancing of Indebtedness permitted pursuant to Sections 7.01(a), (i), (l), (m), (p), (s), (u) and (x)); provided that (i) no such Lien extends to any asset not covered by the Lien securing the Indebtedness that is refinanced (other than the proceeds and products thereof, accessions thereto and improvements thereon) or as otherwise permitted under this Section 7.02 with respect to such Lien and (ii) if the Indebtedness being refinanced was subject to intercreditor arrangements, then any refinancing Indebtedness in respect thereof shall be subject to intercreditor arrangements not materially less favorable to the Lenders (as reasonably determined by the Borrower Representative), taken as a whole, than the intercreditor arrangements governing the Indebtedness that is refinanced or shall be otherwise reasonably acceptable to the Administrative Agent;

(l) Liens described on Schedule 7.02 and any modifications, replacements, refinancings, renewals or extensions thereof; provided that (i) no such Lien extends to any additional property other than (A) after-acquired property that is affixed or incorporated into the property covered by such Lien or financed by Indebtedness permitted under Section 7.01 and (B) proceeds and products thereof, accessions thereto and improvements thereon (it being understood that individual financings of the type permitted under Section 7.01(l) provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its Affiliates) and (ii) such modification, replacement, refinancing, renewal or extension of the obligations secured or benefited by such Liens, if constituting Indebtedness, is permitted by Section 7.01;

(m) Liens arising out of Sale and Lease-Back Transactions permitted under Section 7.08;

(n) Liens securing Indebtedness permitted pursuant to Section 7.01(l); provided that any such Lien shall encumber only the asset acquired with the proceeds of such Indebtedness and proceeds and products thereof, accessions thereto and improvements thereon (it being understood that individual financings of the type permitted under Section 7.01(l) provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its Affiliates);

(o) (i) Liens securing Indebtedness permitted pursuant to Section 7.01(m) on assets acquired or on the Capital Stock and assets of the relevant newly acquired Subsidiary; provided that no such Lien (x) extends to or covers any other assets (other than the proceeds or products thereof, accessions or additions thereto and improvements thereon) and (y) was created in contemplation of the applicable acquisition of assets or Capital Stock, and (ii) Liens securing Indebtedness incurred pursuant to Section 7.01(p); provided that, with respect to the foregoing clause (ii), (A)(1) the First Lien Leverage Ratio calculated on a Pro Forma Basis

(without netting the cash proceeds of any such Indebtedness for the purposes of such calculation) as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, would not exceed 3.30:1.00 prior to the date of execution of the definitive agreements governing the acquisition pursuant to which such Indebtedness to be secured thereby is to assumed or incurred, as applicable, and (2) the Total Leverage Ratio calculated on a Pro Forma Basis (without netting the cash proceeds of any such Indebtedness for the purposes of such calculation) as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, would not exceed 4.30:1.00 prior to the date of execution of the definitive agreements governing the acquisition pursuant to which such Indebtedness to be secured thereby is to assumed or incurred, as applicable, and (B) in the case of any Liens on the Collateral, such Indebtedness shall be either secured on a pari passu basis with the Secured Obligations and be subject to the Intercreditor Agreement or secured on a junior lien basis with respect to the Secured Obligations pursuant to an intercreditor agreement reasonably satisfactory to the Administrative Agent;

(p) Liens (i) that are contractual rights of setoff or netting relating to (A) the establishment of depositary relations with banks not granted in connection with the issuance of Indebtedness, (B) pooled deposit or sweep accounts of the Borrowers or any Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrowers or any Subsidiary, (C) purchase orders and other agreements entered into with customers of the Borrowers or any Subsidiary in the ordinary course of business and (D) commodity trading or other brokerage accounts incurred in the ordinary course of business, (ii) Liens encumbering reasonable customary initial deposits and margin deposits and (iii) bankers Liens and rights and remedies as to Deposit Accounts;

(q) Liens on assets and Capital Stock of Subsidiaries that are non-Loan Parties (including Capital Stock owned by such Persons) securing Indebtedness of Subsidiaries that are non-Loan Parties permitted pursuant to Section 7.01;

(r) Liens securing obligations (other than obligations representing Indebtedness for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of business of the Borrowers and their Subsidiaries;

(s) Liens disclosed in the title insurance policies delivered pursuant to Sections 6.12 and 6.15 with respect to any Mortgaged Property and any replacement, extension or renewal of any such Lien; provided that no such replacement, extension or renewal Lien shall cover any property other than the property that was subject to such Lien prior to such replacement, extension or renewal (and additions thereto, improvements thereon and the proceeds thereof);

(t) Liens securing Indebtedness incurred pursuant to Section 7.01(x) and subject to the Intercreditor Agreement or another intercreditor agreement in form and substance reasonably satisfactory to the Administrative Agent;

(u) other Liens on assets securing Indebtedness or other obligations in an aggregate principal amount at any time outstanding not to exceed the greater of (i) €25,000,000 and (ii) 2.5% of Consolidated Total Assets of the Borrowers, as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, prior to the date of the applicable incurrence;

(v) Liens on assets securing judgments, awards, attachments or decrees not constituting an Event of Default under Section 8.01(h);

(w) leases, licenses, subleases or sublicenses granted to others in the ordinary course of business which do not (i) interfere in any material respect with the business of the Borrowers and their Subsidiaries (other than an Immaterial Subsidiary) or (ii) secure any Indebtedness;

(x) Liens on Securities that are the subject of repurchase agreements constituting Investments permitted under Section 7.06 arising out of such repurchase transaction;

(y) Liens securing obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments permitted under Sections 7.01(c), (d), (f), (q) and (y);

(z) Liens arising (i) out of conditional sale, title retention, consignment or similar arrangements for the sale of any assets or property in the ordinary course of business and permitted by this Agreement or (ii) by operation of law under Article 2 of the UCC;

(aa) Liens (i) in favor of the Borrowers or the Loan Parties and (ii) granted by any non-Loan Party in favor of any other non-Loan Party, in the case of each of clauses (i) and (ii) above, securing intercompany Indebtedness permitted under Section 7.01;

(bb) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(cc) Liens on specific items of inventory or other goods and the proceeds thereof securing such Person’s obligations in respect of documentary letters of credit or banker’s acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods;

(dd) Liens securing (i) obligations under Hedge Agreements in connection with any Derivative Transactions of the type described in Section 7.01(r) and (ii) obligations of the type described in Section 7.01(e);

(ee) (i) Liens on Capital Stock of joint ventures or Unrestricted Subsidiaries securing capital contributions to or obligations of such Persons and (ii) customary rights of first refusal and tag, drag and similar rights in joint venture agreements and agreements with respect to non-Wholly-Owned Subsidiaries;

(ff) [reserved];

(gg) Liens on Cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness permitted under Section 7.01;

(hh) Liens consisting of any condemnation or eminent domain proceeding or compulsory purchase order affecting real property;

(ii) Liens securing Indebtedness incurred in reliance on Section 7.01(u) so long as (A) the First Lien Leverage Ratio would not exceed 3.30:1.00 calculated on a Pro Forma Basis (without netting the proceeds of any such Indebtedness for the purposes of such calculation) as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, prior to the date of the applicable incurrence, and (B) the Total Leverage Ratio would not exceed 4.30:1.00 calculated on a Pro Forma Basis (without netting the proceeds of any such Indebtedness for the purposes of such calculation) as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, prior to the date of the applicable incurrence; provided that (x) to the extent applicable, any such Indebtedness that is pari passu or junior in right of security with respect to the Collateral shall be subject to the Intercreditor Agreement or another intercreditor agreement reasonably satisfactory to the Administrative Agent and the Borrowers and (y) any such Indebtedness that is pari passu with the Credit Facility in right of payment and security shall be in the form of notes and not loans; and

(jj) Liens on Securitization Assets and Factoring Assets purported to be sold or otherwise transferred in connection with a Permitted Securitization or a Permitted Factoring Arrangement and Liens over Dedicated Receivables Accounts in connection with any such Permitted Securitization or Permitted Factoring Arrangement and (ii) Liens on the assets of Borrowers or any Subsidiary securing Indebtedness permitted to be incurred pursuant to Section 7.01(t).

Section 7.03 No Further Negative Pledges. No Loan Party shall, nor shall it permit any of its Subsidiaries to, enter into any agreement prohibiting the creation or assumption of any Lien upon any of its properties, whether now owned or hereafter acquired, for the benefit of the Secured Parties with respect to the Obligations, except with respect to:

(a) specific property to be sold pursuant to any Disposition permitted by Section 7.07;

(b) restrictions contained in any agreement with respect to Indebtedness permitted by Section 7.01 that is secured by a Permitted Lien, but only if such restrictions apply only to the Person or Persons obligated under such Indebtedness and its or their Subsidiaries or the property or assets securing such Indebtedness;

(c) restrictions contained in the documentation governing Indebtedness permitted by clauses (l), (p), (s), (u) and (x) of Section 7.01 (and clause (o) of Section 7.01 to the extent relating to any refinancing, refunding or replacement of Indebtedness incurred in reliance on clauses (a), (l), (p), (s), (u) and (x) of Section 7.01);

(d) restrictions by reason of customary provisions restricting assignments, subletting or other transfers (including the granting of any Lien) contained in leases, subleases, licenses, sublicenses and other agreements entered into in the ordinary course of business (provided that such restrictions are limited to the relevant leases, subleases, licenses, sublicenses or other agreements and/or the property or assets secured by such Liens or the property or assets subject to such leases, subleases, licenses, sublicenses or other agreements, as the case may be);

(e) [reserved];

(f) provisions limiting the Disposition or distribution of assets or property in joint venture agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements (or the Persons the Capital Stock of which is the subject of such agreement);

(g) any encumbrance or restriction assumed in connection with an acquisition of property or the Capital Stock of any Person, so long as such encumbrance or restriction relates solely to the property so acquired (or to the Person or Persons (and its or their subsidiaries) bound thereby) and was not created in connection with or in contemplation of such acquisition;

(h) restrictions imposed by customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements that restrict the transfer of the assets of, or ownership interests in, such partnership, limited liability company, joint venture or similar Person;

(i) restrictions on Cash or other deposits imposed by Persons under contracts entered into in the ordinary course of business or for whose benefit such Cash or other deposits exist;

(j) restrictions set forth in documents which exist on the Closing Date and described on Schedule 7.03;

(k) restrictions contained in documents governing Indebtedness and Liens on Capital Stock permitted hereunder of any Subsidiary that is not a Loan Party;

(l) restrictions set forth in any Loan Document, any Hedge Agreement and/or any agreement relating to any Cash Management Obligation or obligations of the type referred to in Section 7.01(e); and

(m) other restrictions or encumbrances imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (l) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Borrowers, no more restrictive with respect to such encumbrances and other restrictions, taken as a whole, than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Section 7.04 Restricted Payments; Certain Payments of Indebtedness.

(a) The Borrowers shall not pay or make, directly or indirectly, any Restricted Payment, except that:

(i) the Borrowers may make Restricted Payments to the extent necessary to permit any Parent Company:

(A) to pay general administrative costs and expenses (including corporate overhead, legal or similar expenses and customary wages, salary, bonus and other benefits payable to directors, officers, employees, members of management, consultants and/or independent contractors of any Parent Company), franchise fees, franchise Taxes and similar fees, Taxes and expenses required to maintain the organizational existence of such Parent Company, in each case, which are reasonable and customary and incurred in the ordinary course of business, plus any reasonable and customary indemnification claims made by current or former directors, officers, members of management, employees or consultants of any Parent Company, in each case, to the extent attributable to the ownership or operations of any Parent Company (but excluding, for the avoidance of doubt, the portion of any amount, if any, that is attributable to the ownership or operation of any subsidiary of any Parent Company other than Parent and/or its subsidiaries); provided that Restricted Payments under this clause (a)(i)(A) that are attributable to any Unrestricted Subsidiary shall be permitted only to the extent that either (x) such Unrestricted Subsidiary has made one or more Cash distributions, advances or loans to Parent or any of its Subsidiaries for such purpose in an amount up to the amount of such Unrestricted Subsidiary’s proportionate share of such costs, expenses, franchise fees and Taxes and similar fees, Taxes and expenses or (y) the amount of such Restricted Payments made by a Borrower on behalf of such Unrestricted Subsidiary is treated as an Investment subject to Section 7.06 hereof;

(B) to pay audit and other accounting and reporting expenses at such Parent Company to the extent relating to the ownership or operations of any Parent Company (but excluding, for the avoidance of doubt, the portion of any such expenses, if any, attributable to the ownership or operations of any subsidiary of any Parent Company other than Parent and/or its subsidiaries), Parent, the Borrowers and/or their subsidiaries; provided that Restricted Payments under this clause (a)(i)(B) that are attributable to any Unrestricted Subsidiary shall be permitted only to the extent that either (x) such Unrestricted Subsidiary has made one or more Cash distributions, advances or loans to Parent or any of its Subsidiaries for such purpose in an amount up to the amount of such Unrestricted Subsidiary’s proportionate share of such accounting and reporting expenses or (y) the amount of such Restricted Payments made by Parent on behalf of such Unrestricted Subsidiary is treated as an Investment subject to Section 7.06 hereof;

(C) for the payment of insurance premiums to the extent relating to the ownership or operations of any Parent Company (but excluding, for the avoidance of doubt, the portion of such premiums, if any, attributable to the ownership or operations of any subsidiary of any Parent Company other than Parent and/or its subsidiaries), Parent, any Borrower and/or its subsidiaries; provided that Restricted Payments under this clause (a)(i)(C) that are attributable to any Unrestricted Subsidiary shall be permitted only to the extent that either (x) such Unrestricted Subsidiary has made one or more Cash distributions advances or loans to Parent or any of its Subsidiaries for such purpose in an amount up to the amount of such Unrestricted Subsidiary’s proportionate share of such insurance premiums or (y) the amount of such Restricted Payments made by Parent on behalf of such Unrestricted Subsidiary is treated as an Investment subject to Section 7.06 hereof;

(D) pay fees and expenses related to debt or equity offerings, investments or acquisitions permitted or not restricted by this Agreement (whether or not consummated);

(E) to pay the consideration to finance any Investment permitted under Section 7.06 (provided that (x) such Restricted Payments under this clause (a)(i)(E) shall be made substantially concurrently with the closing of such Investment and (y) such Parent Company shall, promptly following the closing thereof, cause all such property acquired to be contributed to any Borrower or one of its Subsidiaries, or the merger, consolidation or amalgamation of the Person formed or acquired into any Borrower or one of its Subsidiaries, in order to consummate such Investment in a manner that causes such Investment to comply with the applicable requirements of Section 7.06 as if undertaken as a direct Investment by such Borrower or such Subsidiary); and

(F) to pay customary salary, bonus, severance and other benefits payable to current or former directors, officers, members of management, managers, employees or consultants (or any Immediate Family Member thereof) of any Parent Company plus any reasonable and customary indemnification claims made by current or former directors, officers, members of management, managers, employees or consultants of any Parent Company, to the extent such salary, bonuses, severance and other benefits or claims in respect of any of the foregoing) are directly attributable and reasonably allocated to the ownership or operations of any Parent Company (but excluding, for the avoidance of doubt, the portion of any amount, if any, that is attributable to the ownership or operation of any subsidiary of any Parent Company other than Parent and/or its subsidiaries), Parent, any Borrower and/or its subsidiaries, in each case, so long as such Parent Company applies the amount of any such Restricted Payment for such purpose; provided that Restricted Payments under this clause (a)(i)(F) that are attributable to any Unrestricted Subsidiary shall be permitted only to the extent that either (x) such Unrestricted Subsidiary has made one or more Cash distributions, advances or loans to Parent or any of its Subsidiaries for such purpose in an amount up to the amount of such Unrestricted Subsidiary’s proportionate share of such salary, bonus, severance and other benefits or (y) the amount of such Restricted Payments made by Parent on behalf of such Unrestricted Subsidiary is treated as an Investment subject to Section 7.06 hereof.

(ii) the Borrowers may pay (or make Restricted Payments to allow any Parent Company to pay) for the repurchase, redemption, retirement or other acquisition or retirement for value of Capital Stock of any Parent Company, any Borrower or any subsidiary held by any future, present or former employee, director, member of management, officer, manager or consultant (or any Immediate Family Member thereof) of any Parent Company, any Borrower or any subsidiary:

(A) in accordance with the terms of notes issued pursuant to Section 7.01(n), so long as the aggregate amount of all Cash payments made in respect of such notes, together with the aggregate amount of Restricted Payments made pursuant to clause (D) of this clause (ii), does not exceed €10,000,000 in any Fiscal Year, which, if not used in any Fiscal Year, may be carried forward to the next subsequent Fiscal Year;

(B) with the proceeds of any sale or issuance of the Capital Stock of any Parent Company;

(C) with the net proceeds of any key-man life insurance policies received by Parent and the Subsidiaries during such Fiscal Year; or

(D) with Cash and Cash Equivalents in an amount not to exceed, together with the aggregate amount of all Cash payments made in respect of notes issued pursuant to Section 7.01(n), €10,000,000 in any Fiscal Year, which, if not used in any Fiscal Year, may be carried forward solely to the next subsequent Fiscal Year;

(iii) the Borrowers may make additional Restricted Payments in an amount not to exceed the portion, if any, of the Available Amount on such date that such Borrower elects to apply to this clause (iii); provided that (i) no Default or Event of Default shall have occurred and be continuing either before or after giving effect to such Restricted Payment and (ii) with respect to amounts utilized pursuant to clauses (a)(i) and (ii)

of the definition of “Available Amount”, after giving Pro Forma Effect thereto, the Total Leverage Ratio (calculated on a Pro Forma Basis) is not greater than 4.00:1.00 as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, on or prior to the making of such Restricted Payment;

(iv) the Borrowers may make Restricted Payments (i) to any Parent Company to enable such Parent Company to make Cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of such Parent Company or (ii) consisting of (A) payments made or expected to be made in respect of withholding or similar Taxes payable by any future, present or former officers, directors, employees, members of management, managers or consultants of the Borrowers, any subsidiary or Parent Company or any of their respective Immediate Family Members and/or (B) repurchases of Capital Stock in consideration of the payments described in clause (A) above, including demand repurchases in connection with the exercise of stock options;

(v) the Borrowers may repurchase (or make Restricted Payments to any Parent Company to enable it to repurchase) Capital Stock upon the exercise of options or warrants or other securities convertible into or exchangeable for Capital Stock if such Capital Stock represents all or a portion of the exercise price of such options or warrants or other securities as part of a “cashless” exercise;

(vi) the Borrowers may make Restricted Payments the proceeds of which are applied on the Closing Date, solely to effect the consummation of the Transactions and the payment of any Transaction Costs;

(vii) so long as no Event of Default shall have occurred and be continuing at the time of the declaration thereof, the Borrowers may (or may make Restricted Payments to any Parent Company to enable it to) make Restricted Payments with respect to any Capital Stock in an amount of up to 6.0% per annum of the net Cash proceeds received by or contributed to any Borrower or any equityholder thereof from the IPO;

(viii) the Borrowers may make Restricted Payments to (i) redeem, repurchase, retire or otherwise acquire any (A) Capital Stock (“Treasury Capital Stock”) of such Borrower or any of such Borrower’s Subsidiary or (B) Capital Stock of any Parent Company, in the case of each of subclauses (A) and (B) above, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to such Borrower or such Subsidiary) of, Qualified Capital Stock of such Borrower or any Parent Company to the extent any such proceeds are contributed to the capital of such Borrower or any Subsidiary of such Borrower in respect of Qualified Capital Stock (“Refunding Capital Stock”) and (ii) declare and pay dividends on the Treasury Capital Stock out of the proceeds of the substantially concurrent sale (other than to such Borrower or a Subsidiary of such Borrower) of the Refunding Capital Stock;

(ix) to the extent constituting a Restricted Payment, the Borrowers may consummate any transaction permitted by Section 7.06 (other than Sections 7.06(j) and (t)), Section 7.07 (other than Section 7.07(g)) and Section 7.09 (other than Section 7.09(d)); and

(x) so long as no Event of Default under Sections 8.01(a), 8.01(f) or 8.01(g) shall have occurred and be continuing at the time of the declaration thereof, the Borrowers may make additional Restricted Payments in an aggregate amount not to exceed (A) the greater of €30,000,000 and 3% of Consolidated Total Assets of the Borrowers as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, minus (B) the amount of (1) any Restricted Debt Payments or other distributions made pursuant to clause (A) of Section 7.04(b)(vii) and (2) any Investments made in reliance on Section 7.06(aa);

(xi) the Borrowers may pay any dividend or consummate any redemption within 60 days after the date of the declaration thereof or the provision of a redemption notice with respect thereto, as the case may be, if at the date of such declaration or notice, the dividend or redemption notice would have complied with the provisions hereof; and

(xii) the Borrowers or any Subsidiary may make additional Restricted Payments; provided that after giving Pro Forma Effect thereto, (i) the Total Leverage Ratio (calculated on a Pro Forma Basis) is not greater than 3.30:1.00 as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, on or prior to the making of such Restricted Payment and (ii) no Default or Event of Default shall have occurred and be continuing.

(b) No Borrower shall, nor shall they permit any Subsidiary or any other Loan Parties to, make any payment in Cash, securities or other property on or in respect of principal of or interest on any Junior Indebtedness (such Indebtedness, the “Restricted Debt”), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Restricted Debt (collectively, “Restricted Debt Payments”), except:

(i) the purchase, defeasance, redemption, repurchase, repayment or other acquisition or retirement of any Restricted Debt made by exchange for, or out of the proceeds of the substantially concurrent incurrence of, Refinancing Indebtedness permitted by Section 7.01(o);

(ii) payments as part of an “applicable high yield discount obligation” catch-up payment;

(iii) payments of regularly scheduled interest and payments of fees, expenses and indemnification obligations as and when due in respect of any Restricted Debt (other than payments with respect to Subordinated Indebtedness prohibited by the subordination provisions thereof);

(iv) payments with respect to intercompany Indebtedness permitted under Section 7.01, subject to the subordination provisions applicable thereto;

(v) (A) Restricted Debt Payments in exchange for, or with proceeds of any issuance of Capital Stock of any Parent Company or Qualified Capital Stock of any Borrower or any Subsidiary, and/or any capital contribution in respect of Qualified Capital Stock of any Borrower or any Subsidiary, (B) Restricted Debt Payments as a result of the conversion of all or any portion of Restricted Debt into Qualified Capital Stock of any Parent Company, any Borrower or any Subsidiary and (C) to the extent constituting a Restricted Debt Payment, payment-in-kind interest with respect to any Restricted Debt that is permitted under Section 7.01;

(vi) Restricted Debt Payments in an aggregate amount not to exceed the portion, if any, of the Available Amount on such date that any Borrower elects to apply to this clause (vi); provided that (x) no Default or Event of Default shall have occurred and be continuing either before or after giving effect to such Restricted Debt Payment and (y) with respect to amounts utilized pursuant to clauses (a)(i) and (ii) of the definition of “Available Amount”, after giving Pro Forma Effect thereto, the Total Leverage Ratio (calculated on a Pro Forma Basis) is not greater than 4.00 to 1.00 as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, on or prior to the making of such Restricted Debt Payment; and

(vii) so long as no Default or Event of Default exists at the time of delivery of irrevocable notice with respect thereof or would result therefrom, (A) additional Restricted Debt Payments in an aggregate amount not to exceed the greater of €30,000,000 and 3% of Consolidated Total Assets of the Borrowers as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, minus the amount of (1) Restricted Payments made in reliance on Section 7.04(a)(x) and (2) Investments made in reliance on Section 7.06(aa); and (B) additional Restricted Debt Payments; provided that the Total Leverage Ratio would not exceed 3.30:1.00 calculated on a Pro Forma Basis as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, prior to the date of delivery of irrevocable notice with respect thereto.

Section 7.05 Restrictions on Subsidiary Distributions. Except as provided herein or in any other Loan Document, any document with respect to any “Incremental Equivalent Debt” or, in each case, in any agreements with respect to refinancings, renewals or replacements of such Indebtedness permitted by Section 7.01(o), no Borrower shall, nor shall it permit any of its Subsidiaries or any other Loan Parties to, enter into or cause to exist any agreement restricting the payment of dividends or other distributions or the making of Cash loans or advances by any Subsidiary to any Borrower or any other Loan Party that is a Subsidiary of any Borrower, except:

(a) in any agreement evidencing (x) Indebtedness of a Subsidiary that is not a Loan Party permitted by Section 7.01, (y) Indebtedness permitted by Section 7.01 that is secured by a Permitted Lien if such encumbrance or restriction applies only to the Person obligated under such Indebtedness and its Subsidiaries or the property or assets intended to secure such Indebtedness and (z) Indebtedness permitted pursuant to clauses (l), (o) (as it relates to Indebtedness in respect of clauses (a), (p), (s), (u) and (x) of Section 7.01), (p), (s), (u) and (x) of Section 7.01);

(b) by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, subleases, licenses, sublicenses, joint venture agreements and similar agreements entered into in the ordinary course of business;

(c) that are or were created by virtue of any Lien granted upon, transfer of, agreement to transfer or grant of, any option or right with respect to any property, assets or Capital Stock not otherwise prohibited under this Agreement;

(d) assumed in connection with an acquisition of property or the Capital Stock of any Person, so long as such encumbrance or restriction relates solely to the Person and its Subsidiaries (including the Capital Stock of such Person) and/or property so acquired and was not created in connection with or in anticipation of such acquisition;

(e) in any agreement for the Disposition of a Subsidiary (or all or substantially all of the property and/or assets thereof) that restricts the payment of dividends or other distributions or the making of loans or advances by that Subsidiary pending such Disposition;

(f) in provisions in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any class of Capital Stock of a Person other than on a pro rata basis;

(g) imposed by customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture or similar Person;

(h) on Cash or other deposits imposed by Persons under contracts entered into in the ordinary course of business or for whose benefit such Cash or other deposits exist;

(i) set forth in documents which exist on the Closing Date;

(j) customary net worth or similar provisions contained in leases, contracts or other documents entered into by the Borrowers or any Subsidiary so long as the Borrowers or such Subsidiary has determined in good faith that such net worth or similar provisions could not reasonably be expected to impair the ability of the Borrowers or such Subsidiary to meet its ongoing obligations;

(k) (A) those arising under or as a result of applicable law, rule, regulation or order or the terms of any license, authorization, concession or permit and (B) those arising in any Hedge Agreement or any agreement relating to any Cash Management Obligation or obligations of the type set forth in Section 7.01(e); and

(l) restrictions of the types referred to in the first paragraph of this Section 7.05 above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Borrower Representative, no more restrictive with respect to such restrictions taken as a whole than those in existence prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Section 7.06 Investments. No Borrower shall, nor shall it permit any of its Subsidiaries or any other Loan Parties to, make or own any Investment in any other Person except:

(a) Cash or Investments that were Cash Equivalents at the time made;

(b) (i) Investments existing on the Closing Date in any Borrower or any Subsidiary, and (ii) Investments made after the Closing Date among the Borrowers and their respective Subsidiaries;

(c) Investments (i) constituting deposits, prepayments and other credits to suppliers, and (ii) made in connection with obtaining, maintaining or renewing client and customer contracts and (iii) in the form of advances made to distributors, suppliers, licensors and licensees, in each case, in the ordinary course of business or, in the case of clause (iii), to the extent necessary to maintain the ordinary course of supplies to any Borrower or any Subsidiary;

(d) [reserved];

(e) Permitted Acquisitions;

(f) Investments existing on, or contractually committed to as of, the Closing Date and described on Schedule 7.06 or consisting of intercompany Investments outstanding on the Closing Date and any modification, replacement, renewal or extension thereof so long as such modification, renewal or extension thereof does not increase the amount of such Investment except by the terms thereof or as otherwise permitted by this Section 7.06;

(g) Investments received in lieu of Cash in connection with any Disposition permitted by Section 7.07;

(h) loans or advances to present or former employees, directors, members of management, officers, managers or consultants, independent contractors or other service providers (or their respective Immediate Family Members) of any Parent Company, any Borrower or its Subsidiaries to the extent permitted by Requirements of Law, in connection with such Person’s purchase of Capital Stock of any Parent Company or Subsidiary, (i) in an aggregate principal amount not to exceed €10,000,000 at any one time outstanding or (ii) so long as the proceeds of such Capital Stock are substantially contemporaneously contributed to such Borrower or such Subsidiary;

(i) Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business;

(j) Investments consisting of Indebtedness permitted under Section 7.01 (other than Indebtedness permitted under Sections 7.01(b) and (g)), Permitted Liens, Restricted Payments permitted under Section 7.04 (other than Section 7.04(a)(ix)), Restricted Debt Payments permitted by Section 7.04 and mergers, consolidations, amalgamations, liquidations, winding up, dissolutions or Dispositions permitted by Section 7.07 (other than Section 7.07(a) (if made in reliance on sub-clause (ii)(y)), Section 7.07(b) (if made in reliance on clause (ii)), Section 7.07(c)(i) (if made in reliance on the proviso therein), Section 7.07(c)(ii) and Section 7.07(g));

(k) Investments in the ordinary course of business consisting of endorsements for collection or deposit and customary trade arrangements with customers;

(l) Investments (including debt obligations and Capital Stock) received (i) in connection with the bankruptcy or reorganization of any Person, (ii) in settlement of delinquent obligations of, or other disputes with, customers, suppliers and other account debtors arising in the ordinary course of business, (iii) upon foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment and/or (iv) as a result of the settlement, compromise, resolution of litigation, arbitration or other disputes;

(m) loans and advances of payroll payments or other compensation to present or former employees, directors, members of management, officers, managers or consultants of any Parent Company (to the extent such payments or other compensation relate to services provided to such Parent Company (but excluding, for the avoidance of doubt, the portion of any such amounts, if any, attributable to the ownership or operation of any subsidiary of any Parent Company other than Parent and/or its subsidiaries)) or any Loan Party in the ordinary course of business;

(n) Investments to the extent that payment for such Investments is made solely with Capital Stock of any Parent Company or Qualified Capital Stock of any Parent Company, in each case, to the extent not resulting in a Change of Control;

(o) (i) Investments of a Subsidiary acquired after the Closing Date, or of any Person acquired by, or merged into or consolidated or amalgamated with, any Borrower or any Subsidiary after the Closing Date, in each case pursuant to an Investment otherwise permitted by this Section 7.06 after the Closing Date to the extent that such Investments of such Person were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation and (ii) any modification, replacement, renewal or extension of any Investment permitted under clause (i) of this Section 7.06(o) so long as any such modification, replacement, renewal or extension thereof does not increase the amount of such Investment except as otherwise permitted by this Section 7.06;

(p) [reserved];

(q) Investments made after the Closing Date by each Borrower and/or any of its Subsidiaries in an aggregate amount at any time outstanding not to exceed (i) the greater of €40,000,000 and 4% of Consolidated Total Assets of Parent as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable plus (ii) in the event that (A) any Loan Party makes any Investment after the Closing Date in any Person that is not a Subsidiary and (B) such Person subsequently becomes a Subsidiary, an amount equal to 100% of the fair market value of such Investment as of the date on which such Person becomes a Subsidiary;

(r) Investments made after the Closing Date by the Borrowers and their Subsidiaries in an aggregate outstanding amount not to exceed the portion, if any, of the Available Amount on such date that the Borrower Representative elects to apply to this clause (r); provided that, with respect to amounts utilized pursuant to clauses (a)(i) and (ii) of the definition of “Available Amount,” (i) no Default or Event of Default has occurred and is continuing and (ii) after giving Pro Forma Effect thereto, the Total Leverage Ratio (calculated on a Pro Forma Basis) is not greater than 4.00:1.00 as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, on or prior to the making of such Restricted Payment;

(s) (i) Guarantees of leases (other than Capital Leases) or of other obligations not constituting Indebtedness and (ii) Guarantees of the lease obligations of suppliers, customers, franchisees and licensees of any Borrower and any Subsidiaries, in each case in the ordinary course of business;

(t) Investments in any Parent Company in amounts and for purposes for which Restricted Payments to Parent are permitted under Section 7.04(a); provided that any such Investments made as provided above in lieu of such Restricted Payments shall reduce availability under the applicable Restricted Payment basket under Section 7.04(a);

(u) Investments made by any Subsidiary that is not a Loan Party to the extent such Investments are made with the proceeds received by such Subsidiary from an Investment made by a Loan Party in such Subsidiary pursuant to this Section 7.06 (other than Investments made pursuant to clause (ii) of Section 7.06(e));

(v) Investments under any Derivative Transactions permitted to be entered into under Section 7.01;

(w) Investments in any subsidiary in connection with reorganizations and related activities related to tax planning; provided that, after giving effect to any such reorganization and related activities, the security interest of the Collateral Agent in the Collateral, taken as a whole, is not materially impaired or after giving effect to such Investment, the Borrowers and their Subsidiaries shall otherwise be in compliance with Section 6.13;

(x) Investments in joint ventures, or in a Subsidiary to enable such Subsidiary to make Investments in joint ventures, in an aggregate outstanding amount not to exceed the greater of €40,000,000 and 4% of Consolidated Total Assets of the Borrowers as of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable;

(y) unfunded pension fund and other employee benefit plan obligations and liabilities to the extent that they are permitted to remain unfunded under applicable law;

(z) Investments in a Securitization Subsidiary made in connection with a Permitted Securitization;

(aa) additional Investments in an aggregate outstanding amount not to exceed (i) the greater of €30,000,000 and 3% of Consolidated Total Assets of the Borrowers as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, minus (ii) the amount of (A) Restricted Payments made in reliance on Section 7.04(a)(x) and (B) Restricted Debt Payments made in reliance on Section 7.04(b)(vii);

(bb) Investments consisting of the licensing or contribution of IP Rights pursuant to joint marketing arrangements with other Persons; and

(cc) any Borrower or any Subsidiary may make additional Investments; provided that after giving Pro Forma Effect thereto, (i) the Total Leverage Ratio (calculated on a Pro Forma Basis) is not greater than 3.30:1.00 as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, on or prior to the making of such Restricted Payment and (ii) no Default or Event of Default shall have occurred and be continuing.

Section 7.07 Fundamental Changes; Disposition of Assets . No Borrower shall, nor shall it permit any of its Subsidiaries or any other Loan Parties to, enter into any transaction of merger or consolidation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or make any Disposition having a fair market value in excess of €1,500,000, in a single transaction or in a related series of transactions, except:

(a) (i) Each Borrower may be merged, consolidated or amalgamated with or into any Person, or convey, sell, transfer or otherwise dispose of all or substantially all of its business, assets or property to another Person; provided that (A) such Borrower shall be the surviving Person or (B) (u) the Person formed by or surviving any such merger, consolidation or amalgamation (if other than such Borrower) or to which such conveyance, sale, lease or sublease, transfer or other disposition will have been made (such Borrower or such surviving Person, the “Successor Person”) shall expressly assume all of the obligations of such Borrower under this Agreement and the other Loan Documents to which such Borrower is a party pursuant to a supplement hereto and/or thereto reasonably satisfactory to the Administrative Agent, (v) such Successor Person shall be an entity organized under the laws of the same jurisdiction as such Borrower, (w) no Default or Event of Default then exists or would result therefrom, (x) no adverse tax consequences to the Restricted Group would result therefrom, (y) the security interests in the Collateral of such Borrower shall remain in full force and effect and perfected to the same extent as prior to such merger, consolidation or amalgamation and (z) the Borrower Representative shall deliver a certificate of a Responsible Officer with respect to the satisfaction of the conditions under clauses (u), (v), (w), (x) and (y) of this proviso and (ii) any Subsidiary of the German Borrower may be merged or consolidated or amalgamated with or into, or convey, sell, transfer or otherwise dispose of all or substantially all of its business, assets or property to, the German Borrower or any other Subsidiary; provided that (w) in the case of such a transaction involving the German Borrower, the German Borrower shall be the continuing or surviving Person, (x) in the case of such a transaction involving any Guarantor, either (A) a Guarantor shall be the continuing or surviving Person or the continuing or surviving Person shall expressly assume all of the obligations of such Guarantor under this Agreement and the other Loan Documents to which such Guarantor is a part of pursuant to a supplement hereto or thereto reasonably satisfactory to the Administrative Agent or (B) such transaction shall be treated as an Investment and shall comply with Section 7.06, and (y) in the case of such a transaction involving a Subsidiary, either (A) a Subsidiary shall be the continuing or surviving Person or (B) such transaction shall be treated as an Investment and shall comply with Section 7.06 (other than in reliance on clause (j) thereof);

(b) Dispositions (including of Capital Stock) among the Borrowers and their Subsidiaries (upon voluntary liquidation or otherwise); provided that any such Disposition by a Loan Party to a Person that is not a Loan Party shall be (i) for fair market value (as reasonably determined by such Person) and at least 75.0% of the consideration for such Disposition consists of Cash or Cash Equivalents at the time of such Disposition or (ii) treated as an Investment and otherwise made in compliance with Section 7.06 (other than in reliance on clause (j) thereof);

(c) (i) the liquidation or dissolution of any Subsidiary or change in form of entity of any Subsidiary if the Borrower Representative determines in good faith that such liquidation, dissolution or change in form (x) is in the best interests of the Borrowers and (y) is not materially disadvantageous to the Lenders and, in the case of a liquidation or dissolution of any Subsidiary either any Borrower or any Subsidiary receives any assets of such dissolved or liquidated Subsidiary; provided that in the case of a dissolution or liquidation of a Loan Party that results in a distribution of assets to a Subsidiary that is not a Loan Party, such distribution shall be treated as an Investment and shall comply with Section 7.06 (other than Section 7.06(j)) and (ii) any merger, amalgamation, dissolution, liquidation or consolidation, the purpose of which is to effect (A) a Disposition otherwise permitted under this Section 7.07 (other than clause (a), clause (b) or this clause (c)) or (B) an Investment permitted under Section 7.06 (other than in reliance on clause (j) thereof); provided, further, in the case of a change in the form of entity of any Subsidiary that is a Loan Party, the security interests in the Collateral of such Loan Party shall remain in full force and effect and perfected to the same extent as prior to such change;

(d) (x) Dispositions of inventory or equipment in the ordinary course of business (including on an intercompany basis) and (y) the leasing or subleasing of real property in the ordinary course of business;

(e) Dispositions of (x) surplus, obsolete, used or worn out property or other property that, in the reasonable judgment of the Borrower Representative, is (A) no longer useful in its business (or in the business of any of its Subsidiaries) or (B) otherwise economically impracticable to maintain and (y) any assets acquired in connection with the acquisition of another Person or a division or line of business of such Person which the Borrower Representative reasonably determines are surplus assets;

(f) Dispositions of Cash Equivalents or other assets that were Cash Equivalents when the original Investment was made (in each case, for the fair market value thereof);

(g) Dispositions, mergers, amalgamations, consolidations or conveyances that constitute Investments permitted pursuant to Section 7.06 (other than Section 7.06(j)), Permitted Liens, Restricted Payments permitted by Section 7.04(a) (other than Section 7.04(a)(ix)) and Sale and Lease-Back Transactions permitted by Section 7.08;

(h) Dispositions for fair market value; provided that with respect to any such Disposition with a purchase price in an aggregate amount in excess of the greater of €25,000,000 and 2.5% of Consolidated Total Assets of the Borrowers, as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, at least 75.0% of the consideration for such Disposition shall consist of Cash or Cash Equivalents (provided that for purposes of the 75.0% Cash consideration requirement (w) the amount of any Indebtedness or other liabilities (other than Indebtedness or other liabilities that are subordinated to the Obligations or that are owed to any Borrower or any Subsidiary) of any Borrower or any applicable Subsidiary (as shown on such Person’s most recent balance sheet or in the notes thereto) that are assumed by the transferee of any such assets and for which such Borrower and such Subsidiary shall have been validly released by all relevant creditors in writing, (x) the amount of any trade-in value applied to the purchase price of any replacement assets acquired in connection with such Disposition, (y) any Securities received by any Borrower or any Subsidiary from such transferee that are converted by such Person into Cash or Cash Equivalents (to the extent of the Cash or Cash Equivalents received) within 180 days following the closing of the applicable Disposition and (z) any Designated Non-Cash Consideration received in respect of such Disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (z) that is at that time outstanding, not in excess of the greater of €10,000,000 and 1% of Consolidated Total Assets of the Borrowers, as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable, in each case, shall be deemed to be Cash); provided, further, that (i) immediately prior to and after giving effect to such Disposition, no Event of Default shall have occurred that is continuing on the date on which the agreement governing such Disposition is executed and (ii) the Net Proceeds of such Disposition shall be applied and/or reinvested as (and to the extent) required by Section 2.05(b)(ii);

(i) to the extent that (i) the relevant property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of the relevant Disposition are promptly applied to the purchase price of such replacement property;

(j) Dispositions of Investments in joint ventures or any Subsidiary that is not a Wholly-Owned Subsidiary to the extent required by, or made pursuant to, buy/sell arrangements between the joint venture or similar parties set forth in joint venture arrangements and similar binding arrangements;

(k) Dispositions, discounting or forgiveness of accounts receivable in the ordinary course of business or in connection with the collection or compromise thereof;

(l) Dispositions and/or terminations of leases, subleases, licenses or sublicenses (including the provision of software under an open source license), which (i) do not materially interfere with the business of any Borrower and any Subsidiaries or (ii) relate to closed branches or manufacturing facilities or the discontinuation of any product or service line;

(m) (i) termination of leases in the ordinary course of business, (ii) the expiration of any option agreement in respect of real or personal property and (iii) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or other litigation claims (including in tort) in the ordinary course of business;

(n) Dispositions of property subject to casualty, foreclosure, eminent domain or condemnation proceedings (including in lieu thereof or any similar proceeding);

(o) Disposition or consignment, license, sublicense, conveyance of equipment, inventory or other assets (including fee and leasehold interests in real property) with respect to facilities that are temporarily not in use, held for sale or closed; provided that the Net Proceeds of any such Disposition of fee owned Real Estate Assets shall be applied and/or reinvested as (and to the extent) required by Section 2.05(b)(ii) (with any Net Proceeds of Term Loan Priority Collateral to be held in a Term Proceeds Account pending application for such purpose if any Default then exists);

(p) Dispositions in connection with the Transactions;

(q) Dispositions of non-core assets acquired in connection with an acquisition permitted hereunder and sales of Real Estate Assets acquired in an acquisition permitted hereunder which, within 90 days of the date of the acquisition, are designated in writing to the Administrative Agent as being held for sale and not for the continued operation of any Borrower or any of its Subsidiaries or any of their respective businesses; provided that (i) the Net Proceeds received in connection with any such Dispositions shall be applied and/or reinvested as (and to the extent) required by Section 2.05(b)(ii) and (ii) no Event of Default shall have occurred and be continuing on the date on which the definitive agreement governing the relevant Disposition is executed;

(r) exchanges or swaps, including transactions covered by Section 1031 of the Code (or any comparable provision of any foreign jurisdiction), of property or assets so long as the exchange or swap is made for fair value (as reasonably determined by the Borrower Representative) for like property or assets; provided that (i) within 90 days of any such exchange or swap, in the case of any Loan Party and to the extent such property does not constitute an “Excluded Asset” (as defined in the Pledge and Security Agreement), the Collateral Agent has a perfected Lien having the same priority as any Lien held on the Real Estate Assets so exchanged or swapped and (ii) any Net Proceeds received as “cash boot” in connection with any such transaction shall be applied and/or reinvested as (and to the extent) required by Section 2.05 (b)(ii);

(s) other Dispositions for fair market value in an aggregate amount since the Closing Date of not more than the greater of € 30,000,000 and 3% of Consolidated Total Assets of the Borrowers, as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable;

(t) (i) Dispositions, licensing, sublicensing and cross-licensing arrangements involving any technology, intellectual property or IP Rights of any Borrower or any Subsidiary in the ordinary course of business, and (ii) the Disposition, abandonment, cancellation or lapse of IP Rights, or any issuances or registrations, or applications for issuances or registrations, of any IP Rights, which, in the reasonable good faith determination of such Borrower are not material to the conduct of the business of such Borrower and/or its Subsidiaries, or are no longer economical to maintain in light of its use;

(u) terminations of Derivative Transactions;

(v) Dispositions of Capital Stock of, or sale of Indebtedness or other Securities of, Unrestricted Subsidiaries;

(w) Dispositions of Real Estate Assets and related assets in the ordinary course of business in connection with relocation activities for directors, officers, employees, members of management, managers or consultants of any Parent Company, any Borrower or any Subsidiary;

(x) [reserved];

(y) Dispositions of assets in connection with the closing or sale of an office in the ordinary course of business of the Borrowers and the Subsidiaries, which consist of leasehold interests in the premises of such office, the equipment and fixtures located at such premises and the books and records relating exclusively and directly to the operations of such office; provided that as to each and all such sales and closings, (i) on the date on which the agreement governing such Disposition is executed, no Event of Default shall result and (ii) such sale shall be on commercially reasonable prices and terms in a bona fide arm’s-length transaction;

(z) the sale of motor vehicles and information technology equipment purchased at the end of an operating lease and resold thereafter;

(aa) Dispositions of letters of credit and/or bank guarantees (and/or the rights thereunder) to banks or other financial institutions in the ordinary course of business in exchange for Cash and/or Cash Equivalents; and

(bb) so long as a Borrower or a Subsidiary receives at least Fair Market Value therefor (taking into account any Securitization Seller’s Retained Interest), any sale of Securitization Assets in connection with a Permitted Securitization or sale of Factoring Assets in connection with a Permitted Factoring Arrangement.

To the extent any Collateral is Disposed of as expressly permitted by this Section 7.07 to any Person other than a Loan Party, such Collateral shall automatically be sold free and clear of the Liens created by the Loan Documents, and the Collateral Agent shall be authorized to take, and shall take, any actions deemed appropriate in order to effect the foregoing, in each case in accordance with the Intercreditor Agreement.

Section 7.08 Sales and Lease-Backs. Each Borrower shall not, nor shall it permit any of its Subsidiaries or any other Loan Parties to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property (whether real, personal or mixed), whether now owned or hereafter acquired, which the Borrowers or such Subsidiary (a) has sold or transferred or is to sell or to transfer to any other Person (other than the Borrowers or any of its Subsidiaries) and (b) intends to use for substantially the same purpose as the property which has been or is to be sold or transferred by the Borrowers or Subsidiary to any Person (other than any Borrower or any of a Borrower’s Subsidiaries) in connection with such lease (such a transaction described herein, a “Sale and Lease-Back Transaction”); provided that any Sale and Lease-Back Transaction shall be permitted so long as such Sale and Lease-Back Transaction is either (A) permitted by Section 7.01(l) (or which otherwise constitutes a Capital Lease or purchase money Indebtedness permitted by Section 7.01), (B) described on Schedule 7.08 hereto or (C)(1) made for Cash consideration, (2) the Borrowers or the applicable Subsidiary would otherwise be permitted to enter into, and remain liable under, the applicable underlying lease and (3) the aggregate fair market value of the assets sold subject to all Sale and Lease-Back Transactions under this clause (C) shall not exceed the greater of €40,000,000 and 4% of Consolidated Total Assets of the Borrowers as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 6.01(b) or (c), as applicable; provided further that the Net Proceeds of a Disposition of Term Loan Priority Collateral pursuant to this Section 7.08 shall be held in a Term Proceeds Account pending application by each Borrower and/or any of its Subsidiaries for a purpose not prohibited by this Agreement if any Default or Event of Default then exists.

Section 7.09 Transactions with Affiliates. Each Borrower shall not, nor shall it permit any of its Subsidiaries or any other Loan Parties to enter into any transaction or series of transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) involving, pursuant to any such transaction, payments in excess of €2,000,000 in any Fiscal Year with any of their Affiliates on terms that are less favorable to the Borrowers or such Subsidiary, as the case may be (as reasonably determined by the Borrower Representative), than those that might be obtained at the time in a comparable arm’s-length transaction from a Person who is not an Affiliate; provided that the foregoing restriction shall not apply to:

(a) any transaction between or among each Borrower and/or one or more Subsidiaries (or any entity that becomes a Subsidiary as a result of such transaction) to the extent permitted or not restricted by this Agreement;

(b) any issuance, sale or grant of securities or other payments, awards or grants in Cash, securities or otherwise pursuant to, or the funding of employment arrangements, stock options and stock ownership plans approved by the board of directors (or equivalent governing body) of any Parent Company or of the Borrowers or any Subsidiary;

(c) (i) any collective bargaining agreements, employment agreements or arrangements, severance agreements or compensatory (including profit sharing) arrangements entered into by any Borrower or any of its Subsidiaries with their respective current or former officers, directors, members of management, managers, employees, consultants or independent contractors or those of any Parent Company, (ii) any subscription agreement or similar agreement pertaining to the repurchase of Capital Stock pursuant to put/call rights or similar rights with current or former officers, directors, members of management, managers, employees, consultants or independent contractors and (iii) transactions pursuant to any employee compensation arrangement, benefit plan, stock option plan or arrangement, any health, disability or similar insurance plan which covers current or former officers, directors, members of management, employees, consultants or independent contractors;

(d) (i) transactions permitted by Sections 7.01(c), (n), (z) and (cc), 7.04 and 7.06(h), (m), (o), (v), (w), (x), (y), and (z) and (ii) issuances of Capital Stock and debt securities not restricted by this Agreement;

(e) transactions in existence on the Closing Date and described on Schedule 7.09 and any amendment, modification or extension thereto to the extent such amendment, modification or extension, taken as a whole, is not (i) adverse to the Lenders in any material respect or (ii) more disadvantageous to the Lenders than the relevant transaction in existence on the Closing Date in any material respect;

(f) [reserved];

(g) the Transactions, including the payment of Transaction Costs;

(h) customary compensation to Affiliates in connection with any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities and other transaction fees, which payments are approved by the majority of the members of the board of directors (or similar governing body) or a majority of the disinterested members of the board of directors (or similar governing body) of such Borrower in good faith;

(i) Guarantees permitted by Section 7.01 or Section 7.06;

(j) loans and other transactions to the extent permitted under this Article 7;

(k) the payment of customary fees, reasonable out of pocket costs to and indemnities provided on behalf of, current or former members of the board of directors (or similar governing body), officers, employees, members of management, managers, consultants and independent contractors of each Borrower and its Subsidiaries in the ordinary course of business and, in the case of payments to such Person in such capacity on behalf of any Parent Company, to the extent attributable to the operations of each Borrower and its Subsidiaries;

(l) transactions with customers, clients, suppliers or joint ventures purchasers, sellers of goods or services or providers of employees or other labor entered into in the ordinary course of business, which are fair to each Borrower and/or its applicable Subsidiary in the good faith determination of the board of directors (or similar governing body) of each Borrower or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(m) the payment of reasonable out-of-pocket costs and expenses related to registration rights and customary indemnities provided to shareholders under any shareholder agreement;

(n) (i) any purchase by Parent of the Capital Stock of (or contribution to the equity capital of) any Borrower and (ii) the making of any intercompany loans by Parent to each Borrower or any Subsidiary;

(o) any transaction in respect of which a Borrower delivers to the Administrative Agent a letter addressed to the board of directors (or equivalent governing body) of such Borrower from an independent certified accounting, appraisal or investment banking firm of internationally recognized standing stating that such transaction is on terms that are no less favorable to the Borrowers or the applicable Subsidiary than might be obtained at the time in a comparable arm’s length transaction from a Person who is not an Affiliate;

(p) any issuance, sale or grant of securities or other payments, awards or grants in Cash, securities or otherwise pursuant to, or the funding of employment arrangements, stock options and stock ownership plans approved by a majority of the members of the board of directors (or similar governing body) or a majority of the disinterested members of the board of directors (or similar governing body) of the Borrowers in good faith; and

(q) transactions related to Permitted Securitizations.

Section 7.10 Conduct of Business. From and after the Closing Date, each Borrower shall not, nor shall it permit any of its Subsidiaries or any other Loan Parties to, engage in any material line of business other than the businesses engaged in by each Borrower or its Subsidiaries on the Closing Date and similar, complementary, ancillary or related businesses.

Section 7.11 Amendments or Waivers of Organizational Documents. Each Borrower shall not, nor shall it permit any of its Subsidiaries or any other Loan Parties to, amend or modify, in each case in a manner that is materially adverse to the Lenders (in their capacities as such) such Person’s Organizational Documents without obtaining the prior written consent of the Administrative Agent; provided that, for purposes of clarity, it is understood and agreed that any Borrower and any of a Borrower’s Subsidiaries may effect a change to their respective organizational forms to the extent permitted under Section 7.07.

Section 7.12 Amendments of or Waivers with Respect to Restricted Debt. Each Borrower shall not, nor shall it permit any of its Subsidiaries or any other Loan Parties to, amend or otherwise change the terms of any Restricted Debt (or the documentation governing the foregoing) if the effect of such amendment or change, together with all other amendments or changes made, is materially adverse to the interests of the Lenders (in their capacities as such); provided that, for purposes of clarity, it is understood and agreed that the foregoing limitation shall not otherwise prohibit any Refinancing Indebtedness or any other replacement, refinancing, amendment, supplement, modification, extension, renewal, restatement or refunding of any Restricted Debt, in each case, that is permitted under Section 6.01 in respect thereof.

Section 7.13 Fiscal Year. Each Borrower shall not change its Fiscal Year-end.

Section 7.14 Change of COMI.With respect to each Loan Party subject to the European Insolvency Regulation, not knowingly, without the prior written consent of the Administrative Agent, change its centre of main interest (as that term is used in Article 3(1) of the European Insolvency Regulation) unless, upon having unknowingly changed its centre of main interest, it is changing to a centre of main interest located back in the same country as the original centre of main interest.

Section 7.15 Permitted Activities.

(a) No Parent Company shall (a) incur any Indebtedness for borrowed money other than (i) the Indebtedness under the Loan Documents, (ii) Guarantees of Indebtedness of any Borrower and a Borrower’s Subsidiaries permitted hereunder, and (iii) Qualified Holding Company Debt; (b) create or suffer to exist any Lien upon any property or assets now owned or hereafter acquired by it other than (i) the Liens created under the Collateral Documents, (ii) Permitted Liens on the Collateral that are secured on a pari passu or junior basis or junior thereto with the Secured Obligations, so long as such Permitted Liens secure Guarantees permitted under clause (a)(ii) of this Section 7.15(a) and the underlying Indebtedness subject to such Guarantee is permitted to be secured on the same basis pursuant to Section 7.01 and (iii) Liens of the type permitted under Section 7.02 (other than in respect of debt for borrowed money); (c) engage in any business activity or own any material assets other than (i) holding, directly or indirectly, the Capital Stock of the Borrowers and, indirectly, any other subsidiary of the Borrowers; (ii) performing its obligations under the Loan Documents, and other Indebtedness, Liens (including the granting of Liens) and Guarantees permitted under clause (a)(ii) of this Section 7.15(a); (iii) issuing its own Capital Stock (including, for the avoidance of doubt, the making of any dividend or distribution on account of, or any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value of, any shares of any class of Capital Stock); (iv) filing Tax reports and paying Taxes and other customary obligations related thereto in the ordinary course (and contesting any Taxes); (v) preparing reports to Governmental Authorities and to its shareholders; (vi) holding director and shareholder meetings, preparing organizational records and other organizational activities required to maintain its separate organizational structure or to comply with applicable Requirements of Law; (vii) effecting the IPO and/or any transaction in connection therewith; (viii) holding Cash and other assets received in connection with Restricted Payments received from, or Investments made by each Borrower and its subsidiaries or contributions to the capital of, or proceeds from the issuance of, Capital Stock of Parent, in each case, pending the application thereof; (ix) providing indemnification for its current or former officers, directors, members of management, managers, employees and advisors or consultants; (x) participating in tax, accounting and other administrative matters; (xi) making Investments contemplated by the Transactions and transactions with respect to any Parent Company that are otherwise specifically permitted or expressly contemplated by Article 7; (xii) complying with applicable Requirements of Law (including with respect to the maintenance of its existence) and activities incidental to the foregoing; (xiii) performing activities incidental to any of the foregoing and (xiv) providing a performance guaranty that constitutes a Standard Securitization Undertaking in connection with a Permitted Securitization; or (d) consolidate or amalgamate with, or merge with or into, any Person.

(b) The US Borrower shall not (a) incur any Indebtedness for borrowed money other than (i) the Indebtedness under the Loan Documents and (ii) Guarantees of Incremental Equivalent Debt and Refinancing Notes; (b) create or suffer to exist any Lien upon any property or assets now owned or hereafter acquired by it other than (i) the Liens created under the Collateral Documents, (ii) Permitted Liens on the Collateral that are secured on a pari passu or junior basis or junior thereto with the Secured Obligations, so long as such Permitted Liens secure Guarantees permitted under clause (a)(ii) of this Section 7.15(b) and the underlying Indebtedness subject to such Guarantee is permitted to be secured on the same basis pursuant to Section 7.01 and (iv) Liens of the type permitted under Section 7.02 (other than in respect of Indebtedness); (c) engage in any business activity or own any material assets other than (i) performing its obligations under the Loan Documents, and other Indebtedness, Liens (including the granting of Liens) and Guarantees permitted under clause (a)(ii) of this Section 7.15(b); (ii) issuing its own Capital Stock (including, for the avoidance of doubt, the making of any dividend or distribution on account of, or any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value of, any shares of any class of Capital Stock); (iii) filing Tax reports and paying Taxes and other customary obligations related thereto in the ordinary course (and contesting any Taxes); (iv) preparing reports to Governmental Authorities and to its shareholders; (v) holding director and shareholder meetings, preparing organizational records and other organizational activities required to maintain its separate organizational structure or to comply with applicable requirements of Law; (vi) effecting the Transaction; (vii) holding Cash and other assets received in connection with contributions to the capital of, or proceeds from the issuance of, Capital Stock of the U.S. Borrower, in each case, pending the application thereof; (viii) providing indemnification for its current or former officers, directors, members of management, managers, employees and advisors or consultants; (ix) participating in tax, accounting and other administrative matters; (x) making Investments contemplated by the Transactions and transactions with respect to the U.S. Borrower that are otherwise specifically permitted or expressly contemplated by Article 7; (xi) complying with applicable requirements of Law (including with respect to the maintenance of its existence) and activities incidental to the fore-going; and (xii) performing activities incidental to any of the foregoing; or (d) consolidate or amalgamate with, or merge with or into, any Person.

Section 7.16 Financial Covenant. Except with the written consent of the Required Revolving Lenders, the Borrowers will not permit the First Lien Leverage Ratio as of the last day of any Test Period (commencing with the Test Period ending December 31, 2014) to exceed 5.50 to 1.00; provided that the provisions of this Section 7.16 shall not be applicable to any such Test Period if, on the last day of such Test Period, the aggregate principal amount of Revolving Credit Loans and/or Letters of Credit which have been drawn is equal to or less than 35% of the Revolving Credit Commitments.

Section 7.17 Segregation of Assets or Revenues. No Italian Obligor shall segregate assets or revenues pursuant to Article 2447-bis (Patrimoni Destinati ad uno Specifico Affare) of the Italian Civil Code, letter (a) and (b), without the prior written consent of the Administrative Agent, acting on the instructions of the Required Lenders.

Section 7.18 U.S. Tax Classification of the U.S. Borrower. No Loan Party shall take, or shall permit to be taken, any action to treat the U.S. Borrower as anything other than an entity disregarded from its owner (and such owner shall not be a U.S. Person) within the meaning of Treasury Regulation Section 301.7701-3 for U.S. federal income tax purposes.

ARTICLE VIII.

Events of Default and Remedies

Section 8.01 Events of Default. Any of the following shall constitute an “Event of Default”:

(a) Failure To Make Payments When Due. Failure by any Borrower to pay (i) when due any principal of any Loan, whether at stated maturity, by acceleration, by notice of voluntary prepayment, by mandatory prepayment or otherwise; or (ii) any interest on any Loan or any fee or any other amount due hereunder within five Business Days after the date due; or

(b) Default in Other Agreements. (i) Failure of any Loan Party or any of its Subsidiaries to pay when due any principal of or interest on or any other amount payable in respect of one or more items of Indebtedness (other than Indebtedness referred to in clause (a) above) with an aggregate outstanding principal amount exceeding the Threshold Amount, in each case beyond the grace period, if any, provided therefor; or (ii) breach or default by any Loan Party or any of its Subsidiaries with respect to any other term of (A) one or more items of Indebtedness with an aggregate outstanding principal amount exceeding the Threshold Amount or (B) any loan agreement, mortgage, indenture or other agreement relating to such item(s) of Indebtedness (other than, with respect to Indebtedness consisting of Hedge Agreements, termination events or equivalent events pursuant to the terms of such Hedge Agreements and which is not as a result of any default thereunder by any Loan Party or any Subsidiary), in each case beyond the grace period, if any, provided therefor, if the effect of such breach or default is to cause, or to permit the holder or holders of that Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, that Indebtedness to become or be declared due and payable (or redeemable) prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be; provided, that clause (ii) of this paragraph (b) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property securing such Indebtedness if such sale or transfer is permitted hereunder; or

(c) Breach of Certain Covenants. Failure of any Loan Party, as required by the relevant provision, to perform or comply with any term or condition contained in Section 6.01(f)(i), Section 6.02 (as it applies to the preservation of the existence of the Borrowers) or Article 7; provided that an Event of Default under (i) Section 7.16 is subject to the Cure Right set forth in Section 8.03 and (ii) Section 7.16 shall not constitute an Event of Default for purposes of any Term Loan unless and until the Administrative Agent (with the consent, or at the request, of the Required Lenders) has actually terminated the Revolving Commitments and declared all outstanding Revolving Loans to be immediately due and payable in accordance with this Agreement and such declaration has not been rescinded on or before such date; or

(d) Breach of Representations, Etc. Any representation, warranty or certification made or deemed made by any Loan Party in any Loan Document or in any certificate or document required to be delivered in connection herewith or therewith shall be untrue in any material respect as of the date made or deemed made; or

(e) Other Defaults Under Loan Documents. Any Loan Party shall default in the performance of or compliance with any term contained herein or any of the other Loan Documents, other than any such term referred to in any other Section of this Article 8, and such default shall not have been remedied or waived within 30 days after receipt by the Borrower Representative of written notice from the Administrative Agent of such default; or

(f) Involuntary Bankruptcy; Appointment of Receiver, Etc. (i) A court of competent jurisdiction shall enter a decree or order for relief in respect of any Parent Company, any Borrower or any of their Subsidiaries (other than an Immaterial Subsidiary) in an involuntary case under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect (including, in the case of a French Loan Party, any judgment commencing safeguard proceedings (sauvegarde), accelerated safeguard proceedings (sauvegarde accélérée), accelerated financial safeguard proceedings (sauvegarde financière accélérée), judicial reorganization proceedings (redressement judiciaire), sale of business (cession totale de l’entreprise), dissolution (dissolution) or judicial liquidation proceedings (liquidation judiciaire)

under Articles L.620-1 to L.644-6 of the French Code de commerce), which decree or order is not stayed; or any other similar relief shall be granted under any applicable federal or state law; or (ii) an involuntary case shall be commenced against any Parent Company, any Borrower or any of their Subsidiaries (other than an Immaterial Subsidiary) under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over any Parent Company, any Borrower or any of their Subsidiaries (other than its Immaterial Subsidiaries), or over all or a substantial part of its property, shall have been entered; or there shall have occurred the involuntary appointment of an interim receiver, trustee or other custodian of any Parent Company, any Borrower or any of their Subsidiaries (other than its Immaterial Subsidiaries) for all or a substantial part of its property; and any such event described in this clause (ii) shall continue for 60 consecutive days without having been dismissed, vacated, bonded or discharged; or

(g) Voluntary Bankruptcy; Appointment of Receiver, Etc. (i) Any Parent Company, any Borrower or any of their Subsidiaries (other than any Immaterial Subsidiary) shall have an order for relief entered with respect to it or shall commence a voluntary case under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect (including, in the case of a French Loan Party, any conciliation proceedings in accordance with Articles L.611-4 to L.611-15 of the French Code de commerce and any judgment commencing safeguard proceedings (sauvegarde), accelerated safeguard proceedings (sauvegarde accélérée), accelerated financial safeguard proceedings (sauvegarde financière accélérée), judicial reorganization proceedings (redressement judiciaire), sale of business (cession totale de l’entreprise), dissolution (dissolution) or judicial liquidation proceedings (liquidation judiciaire) under Articles L.620-1 to L.644-6 of the French Code de commerce), or shall consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, or shall consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property (including, in the case of a Loan Party, any proceedings for the appointment of a mandataire ad hoc or for conciliation proceedings in accordance with Articles L.611-3 to L.611-15 of the French Code de commerce and any judgment commencing safeguard proceedings (sauvegarde), accelerated safeguard proceedings (sauvegarde accélérée), accelerated financial safeguard proceedings (sauvegarde financière accélérée), judicial reorganization proceedings (redressement judiciaire), sale of business (cession totale de l’entreprise), dissolution (dissolution) or judicial liquidation proceedings (liquidation judiciaire) under Articles L.620-1 to L.644-6 of the French Code de commerce); or (ii) any Parent Company, any Borrower or any of their Subsidiaries (other than any Immaterial Subsidiary) shall make a general assignment for the benefit of creditors; or (iii) any Parent Company, any Borrower or any of their Subsidiaries (other than any Immaterial Subsidiary) shall admit in writing its inability to pay its debts as such debts become due (or in the case of a German Obligor, such German Obligor is unable to pay its debt as they fall due (zahlungsunfähig) within the meaning of section 17 of the German Insolvency Code or becomes over-indebted (überschuldet) within the meaning of section 19 of the German Insolvency Code) or, in the case of a French Loan Party, such French Loan Party is in a state of cessation des paiements within the meaning of the French Code de commerce); or

(h) Judgments and Attachments. Any one or more final money judgments, writs or warrants of attachment or similar process involving in the aggregate at any time an amount in excess of the Threshold Amount (in either case to the extent not adequately covered by self-insurance (if applicable) or by insurance as to which a third party insurance company has been notified and not denied coverage) shall be entered or filed against any Borrower or any of its Subsidiaries or any of their respective assets and shall remain undischarged, unvacated, unbonded or unstayed pending appeal for a period of 60 days; or

(i) Employee Benefit Plans. There shall occur one or more ERISA Events or Foreign Plan Events, which individually or in the aggregate results in liability of any Borrower or any of a Borrower’s Subsidiaries in an aggregate amount which would reasonably be expected to result in a Material Adverse Effect; or

(j) Change of Control. A Change of Control shall occur; or

(k) Guaranties, Collateral Documents and Other Loan Documents. At any time after the execution and delivery thereof, (i) any material Guarantee of the Secured Obligations for any reason, other than the occurrence of the Termination Date, shall cease to be in full force and effect (other than in accordance with its terms) or shall be declared to be null and void or any Guarantor shall repudiate in writing its obligations thereunder (other than as a result of the discharge of such Guarantor in accordance with the terms thereof), (ii) this Agreement, any material Collateral Document, the Intercreditor Agreement or any other intercreditor or subordination agreement required to be entered into pursuant to the terms of this Agreement ceases to be in full force and effect (other than by reason of a release of Collateral in accordance with the terms hereof or thereof or the occurrence of the Termination Date or any other termination of such Collateral Document, Intercreditor Agreement, intercreditor agreement or subordination agreement, as applicable, in accordance with the terms thereof) or shall be declared null and void, (iii) the Collateral Agent shall not have or shall cease to have a valid and perfected Lien in any Collateral purported to be covered by the Collateral Documents with the priority required by and subject to such limitations and restrictions as are set forth by the relevant Collateral Document (except to the extent (x) any such loss of perfection or priority results from the failure of the Collateral Agent or any Secured Party to take any action within its control, (y) such loss is covered by a lender’s title insurance policy as to which the insurer has been notified of such loss and does not deny coverage or (z) such loss of perfected security interest may be remedied by the filing of appropriate documentation without the loss of priority) and any such failure of such Lien to be valid and perfected shall have continued for a period of 20 consecutive days or (iv) any Loan Party shall contest the validity or enforceability of any material provision of any Loan Document in writing or deny in writing that it has any further liability (other than by reason of the occurrence of the Termination Date), including with respect to future advances by the Lenders, under any Loan Document to which it is a party; or

Section 8.02 Remedies Upon Event of Default. If any Event of Default occurs and is continuing, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders (or, if an Event of Default under Section 7.16 occurs and is continuing, at the request of, or with the consent of, the Required Revolving Lenders only, and in such case, without limiting Section 8.01(c), only with respect to the Revolving Credit Facility and any Letters of Credit, L/C Credit Extensions and L/C Obligations), take any or all of the following actions:

(a) declare the commitment of each Lender to make Loans and any obligation of the L/C Issuers to make L/C Credit Extensions to be terminated, whereupon such commitments and obligation shall be terminated;

(b) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrowers;

(c) require that the Borrowers Cash Collateralize the L/C Obligations (in an amount equal to 103% of the then Outstanding Amount thereof); and

(d) exercise on behalf of itself, the L/C Issuers and the Lenders all rights and remedies available to it, the L/C Issuers and the Lenders under the Loan Documents, under any document evidencing Indebtedness in respect of which the Facilities have been designated as “Designated Senior Debt” (or any comparable term) and/or under applicable Law, provided, however, that upon the occurrence of an Event of Default under Sections 8.01(f) or (g), the obligation of each Lender to make Loans to such Borrower and any obligation of the L/C Issuers to make L/C Credit Extensions to such Borrower shall automatically terminate, the unpaid principal amount of all outstanding Loans to such Borrower and all interest and other amounts as aforesaid shall automatically become due and payable, and the obligation of such Borrower to Cash Collateralize its L/C Obligations as aforesaid shall automatically become effective, in each case without further act of the Administrative Agent or any Lender.

Section 8.03 Right to Cure.

(a) Notwithstanding anything to the contrary contained in Section 8.01 or 8.02, in the event that the Borrowers fail to comply with the requirements of the financial covenant set forth in Section 7.16 at any time when the Borrowers are required to comply with such financial covenant, pursuant to the terms thereof, then (A) from the end of the most recently ended Fiscal Quarter until the expiration of the tenth Business Day subsequent to the date the relevant financial statements are required to be delivered pursuant to Sections 6.01(b) or (c) (the last day of such period being the “Anticipated Cure Deadline”), the Parent shall have the right to issue Equity Interests or obtain a contribution to its equity (which shall be in the form of common equity, Qualified Preferred Equity or otherwise in a form reasonably acceptable to the Administrative Agent) in each case, for cash, and contribute the proceeds to the German Borrower, in each case in the form of common Equity Interests (the “Cure Right”), and upon the receipt by the German Borrower of such cash (the “Cure Amount”), pursuant to the exercise by the Borrowers of such Cure Right, the calculation of Consolidated EBITDA as used in the financial covenant set forth in Section 7.16 shall be recalculated giving effect to the following pro forma adjustments:

(i) Consolidated EBITDA shall be increased, solely for the purpose of measuring the financial covenant set forth in Section 7.16 and not for any other purpose under this Agreement (including but not limited to determining the availability or amount of any covenant baskets or carve-outs (including the determination of Available Amount or the Applicable Rate)), by an amount equal to the Cure Amount; provided that (1) the receipt by the German Borrower of the Cure Amount pursuant to the Cure Right shall be deemed to have no other effect whatsoever under this Agreement (including but not limited to determining the availability or amount of any covenant baskets or carve-outs or the Applicable Rate) and (2) no Cure Amount shall reduce Indebtedness on a Pro Forma Basis for the applicable period for purposes of calculating the financial covenant set forth in Section 7.16 or calculating the First Lien Net Leverage Ratio or the Total Net Leverage Ratio, nor shall any Cure Amount held by any Borrower or any of its Subsidiaries count toward the Unrestricted Cash Amount for the purposes of calculating any net obligations or liabilities under the terms of this Agreement; and

(ii) If, after giving effect to the foregoing recalculations, the Borrowers shall then be in compliance with the requirements of the financial covenant set forth in Section 7.16, the Borrowers shall be deemed to have satisfied the requirements of the financial covenant set forth in Section 7.16 as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach or default of the financial covenant set forth in Section 7.16 that had occurred shall be deemed cured for the purposes of this Agreement; and

(iii) Upon receipt by the Administrative Agent of written notice, on or prior to the Anticipated Cure Deadline, that the Borrowers intend to exercise the Cure Right in respect of a fiscal quarter, the Lenders shall not be permitted to accelerate Loans held by them, to terminate the Revolving Credit Commitments held by them or to exercise remedies against the Collateral on the basis of a failure to comply with the requirements of the financial covenant set forth in Section 7.16, unless such failure is not cured pursuant to the exercise of the Cure Right on or prior to the Anticipated Cure Deadline.

(b) Notwithstanding anything herein to the contrary, (i) in each four consecutive fiscal-quarter period there shall be at least two fiscal quarters in respect of which the Cure Right is not exercised, (ii) there can be no more than five fiscal quarters in respect of which the Cure Right is exercised during the term of the Facilities and (iii) for purposes of this Section 8.03, the Cure Amount utilized shall be no greater than the minimum amount required to remedy the applicable failure to comply with the financial covenant set forth in Section 7.16.

Section 8.04 Application of Funds. After the exercise of remedies provided for in Section 8.02 (or after an actual or deemed entry of an order for relief with respect to any Borrower under any Debtor Relief Law), any amounts received on account of the Obligations (whether as a result of a payment under a Guaranty, any realization on the Collateral, any setoff rights, any distribution in connection with any proceedings or other action of any Loan Party in respect of Debtor Relief Laws or otherwise and whether received in cash or otherwise) shall, subject to the provisions of Sections 2.16 and 2.17 and subject to the provisions of the Intercreditor Agreement, be applied by the Administrative Agent in the following order:

(a) first, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, disbursements and other charges of counsel payable under Section 10.03 and amounts payable under Article III and amounts owing in respect of (x) the preservation of Collateral or the Collateral Agent’s security interest in the Collateral or (y) with respect to enforcing the rights of the Secured Parties under the Loan Documents) payable to the Administrative Agent and the Collateral Agent in their respective capacity as such;

(b) second, to payment in full of Unfunded Advances/Participations (the amounts so applied to be distributed between or among, as applicable, the Administrative Agent and the L/C Issuers pro rata in accordance with the amounts of Unfunded Advances/Participations owed to them on the date of any such distribution);

(c) third, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (other than principal, interest and Letter of Credit fees) payable to the Lenders and the L/C Issuers (including fees, disbursements and other charges of counsel payable under Section 10.03) arising under the Loan Documents and amounts payable under Article III, ratably among them in proportion to the respective amounts described in this clause (c) held by them;

(d) fourth, (i) to payment of that portion of the Obligations constituting unpaid principal of the Loans, the L/C Borrowings, accrued and unpaid Letter of Credit fees and interest on the Loans and L/C Borrowings and obligations of the Loan Parties then owing under Secured Hedge Agreements and the Secured Cash Management Agreements and (ii) to Cash Collateralize that portion of L/C Obligations comprising the aggregate undrawn amount of Letters of Credit to the extent not otherwise Cash Collateralized by the Borrowers pursuant to Sections 2.03 and 2.16, ratably among the Lenders, the L/C Issuers, the Hedge Banks party to such Secured Hedge Agreements and the Cash Management Banks party to such Secured Cash Management Agreements in proportion to the respective amounts described in this clause (d) held by them; provided that (x) any such amounts applied pursuant to the foregoing subclause (ii) shall be paid to the Administrative Agent for the ratable account of the applicable L/C Issuers to Cash Collateralize such L/C Obligations, (y) subject to Sections 2.03(d) and 2.16, amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to this clause (e) shall be applied to satisfy drawings under such Letters of Credit as they occur and (z) upon the expiration of any Letter of Credit, the pro rata share of Cash Collateral attributable to such expired Letter of Credit shall be applied by the Administrative Agent in accordance with the priority of payments set forth in this Section 8.04;

(e) fifth, to the payment of all other Obligations of the Loan Parties owing under or in respect of the Loan Documents that are then due and payable to the Administrative Agent and the other Secured Parties, ratably based upon the respective aggregate amounts of all such Obligations then owing to the Administrative Agent and the other Secured Parties; and

(f) last, after all of the Obligations have been paid in full (other than contingent indemnification obligations not yet due and owing), to the Borrowers or as otherwise required by Law.

If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Obligations, if any, in accordance with the priority of payments set forth above. Notwithstanding the foregoing, Obligations arising under Secured Cash Management Agreements and Secured Hedge Agreements shall be excluded from the application of payments described above if the Administrative Agent has not received written notice thereof, together with such supporting documentation as the Administrative Agent may reasonably request, from the applicable Cash Management Bank or Hedge Bank, as the case may be. Each Cash Management Bank or Hedge Bank not a party to this Agreement that has given the notice contemplated by the preceding sentence shall, by such notice, be deemed to have acknowledged and accepted the appointment of the Administrative Agent and the Collateral Agent pursuant to the terms of Article IX and the Intercreditor Agreement for itself and its Affiliates as if a “Lender” party hereto.

It is understood and agreed by each Loan Party and each Secured Party that the Administrative Agent shall have no liability for any determinations made by it in this Section 8.04, in each case except to the extent resulting from the gross negligence or willful misconduct of the Administrative Agent (as determined by a court of competent jurisdiction in a final and non-appealable decision). Each Loan Party and each Secured Party also agrees that the Administrative Agent may (but shall not be required to), at any time and in its sole discretion, and with no liability resulting therefrom, petition a court of competent jurisdiction regarding any application of Collateral in accordance with the requirements hereof, and the Administrative Agent shall be entitled to wait for, and may conclusively rely on, any such determination.

Notwithstanding anything to the contrary in this Agreement or any other Loan Document, in no circumstances shall proceeds of any Collateral constituting an asset of a Loan Party which is not a Qualified ECP Guarantor be applied towards the payment of any Obligations under Secured Hedge Agreements.

ARTICLE IX.

Administrative Agent

Section 9.01 Appointment and Authorization of Administrative Agent.

Each of the Lenders and L/C Issuers hereby irrevocably appoints Goldman Sachs Bank USA (or any successor appointed pursuant hereto) as its agent and attorney-in-fact and authorizes the Administrative Agent to take such actions on its behalf, including execution of the other Loan Documents, and to exercise such powers as are delegated to the Administrative Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article IX are solely for the benefit of the Administrative Agent, the Collateral Agent, the Lenders, and the other Secured Parties, and no Loan Party shall have any rights as a third party beneficiary of any of the provisions hereof, except as expressly contemplated hereby.

Any Person serving as Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated, unless the context otherwise requires or unless such Person is in fact not a Lender, include each Person serving as Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Loan Parties or any subsidiary of a Loan Party or other Affiliate thereof as if it were not the Administrative Agent hereunder. The Lenders acknowledge that, pursuant to such activities, the Administrative Agent or its Affiliates may receive information regarding any Loan Party or any of its Affiliates (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that the Administrative Agent shall not be under any obligation to provide such information to them.

The Administrative Agent shall not have any duties or obligations except those expressly set forth in the Loan Documents. Without limiting the generality of the foregoing, (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing and without limiting the generality of the foregoing, the use of the term “agent” herein and in the other Loan Documents with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law and instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties, (b) the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers that are expressly contemplated by the Loan Documents that the Administrative Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 10.02) after the Administrative Agent has received such direction; provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable laws, and (c) except as expressly set forth in the Loan Documents, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Loan Party or any of its Subsidiaries that is communicated to or obtained by the Person serving as Administrative Agent or any of its Affiliates in any capacity. The Administrative Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 10.02) or in the absence of its own gross negligence or willful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction, in connection with its duties expressly set forth herein. The Administrative Agent shall not be deemed to have knowledge of any Default or Event of Default unless and until written notice thereof is given to the Administrative Agent by the Borrower Representative or any Lender, and the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or in connection with any Loan Document, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, (v) the creation, perfection or priority of Liens on the Collateral or the existence, value or sufficiency of the Collateral, (vi) the satisfaction of any condition set forth in Article 4 or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent or (vii) the properties, books or records of any Loan Party or any Affiliate thereof.

If any Lender acquires knowledge of a Default or Event of Default, it shall promptly notify the Administrative Agent and the other Lenders thereof in writing. Each Lender agrees that, except with the written consent of the Administrative Agent, it will not take any enforcement action hereunder or under any other Loan Document, accelerate the Obligations under any Loan Document, or exercise any right that it might otherwise have under applicable law or otherwise to credit bid at foreclosure sales, UCC sales, any sale under Section 363 of the Bankruptcy Code or other similar Dispositions of Collateral. Notwithstanding the foregoing, however, a Lender may take action to preserve or enforce its rights against a Loan Party where a deadline or limitation period is applicable that would, absent such action, bar enforcement of the Obligations held by such Lender, including the filing of proofs of claim in a case under the Bankruptcy Code.

Notwithstanding anything to the contrary contained herein or in any of the other Loan Documents, the Loan Parties, the Administrative Agent and each Secured Party agrees that (i) no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce the Guarantee of the Secured Obligations provided by the Loan Parties, it being understood and agreed that all powers, rights and remedies hereunder may be exercised solely by the Administrative Agent or the Collateral Agent, as applicable, on behalf of the Secured Parties in accordance with the terms hereof and the terms of the Intercreditor Agreement, and all powers, rights and remedies under the other Loan Documents may be exercised solely by the Administrative Agent or the Collateral Agent, as applicable, and (ii) in the event of a foreclosure by the Collateral Agent on any of the Collateral pursuant to a public or private Disposition (including pursuant to Section 363 of the Bankruptcy Code), (A) the Collateral Agent, as agent for and representative of the Secured Parties, shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such Disposition, to use and apply any of the Obligations as a credit on account of the purchase price for any Collateral payable by the Collateral Agent at such Disposition and (B) the Collateral Agent or any Lender may be the purchaser or licensor of any or all of such Collateral at any such Disposition.

No Cash Management Bank or (except as set forth in the Intercreditor Agreement) any Hedge Bank shall have any rights in connection with the management or release of any Collateral or of the obligations of any Guarantor under this Agreement.

Each of the Lenders hereby exempts the Administrative Agent from any restrictions on multiple representation and self-dealing under any applicable law, in particular from the restrictions pursuant to section 181 German Civil Code (Bürgerliches Gesetzbuch), in each case to the extent legally possible, and authorizes the Administrative Agent in any further delegation of powers hereunder, to exempt any agent or attorney-in-fact from any such restriction. A Lender which is barred by its organizational documents or by-laws from granting such exemption shall notify the Administrative Agent accordingly.

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Administrative Agent may perform any and all of its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as the Administrative Agent.

The Administrative Agent may resign at any time by giving ten days prior written notice to the Lenders and the Borrower Representative. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the consent of the Borrower Representative (not to be unreasonably withheld or delayed), to appoint a successor Administrative Agent which shall be a commercial bank with an office in the U.S. having combined capital and surplus in excess of €1,000,000,000; provided that during the existence and continuation of an Event of Default under Section 8.01(a) or, with respect to a Parent Company or a Borrower, Section 8.01(f) or (g), no consent of the Borrowers shall be required; provided, further, that in no event shall a Disqualified Institution be the successor Administrative Agent. If no successor shall have been so appointed as provided above and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may (but shall not be obligated to), on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications set forth above if such Administrative Agent shall notify the Borrower Representative and the Lenders that no qualifying Person has accepted such appointment then such resignation shall nonetheless become effective in accordance with such notice and (i) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents and (ii) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly (and each Lender will cooperate with the Borrowers to enable the Borrowers to take such actions), until such time as the Required Lenders or the Borrower Representative, as applicable, appoints a successor Administrative Agent, as provided for above in this Article 9. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent (other than any rights to indemnity payments owed to the retiring Administrative Agent), and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrowers to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower Representative and such successor. After the Administrative Agent’s resignation hereunder, the provisions of this Article 9 and Section 10.03 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Administrative Agent.

Each Lender acknowledges that it has, independently and without reliance upon the Arrangers, the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon either the Arrangers, the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or related agreement or any document furnished hereunder or thereunder. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent herein, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any of the Loan Parties or any of their respective Affiliates which may come into the possession of the Administrative Agent or any of its Related Parties.

Anything herein to the contrary notwithstanding, the Arrangers and the joint bookrunners shall not have any right, power, obligation, liability, responsibility or duty under this Agreement or any other Loan Document, except in their respective capacities, as applicable, as the Administrative Agent or a Lender hereunder.

Subject to the terms of the Intercreditor Agreement, each of the Lenders irrevocably authorizes and instructs the Administrative Agent to (or to instruct the Collateral Agent to), and the Administrative Agent shall (or shall instruct the Collateral Agent to),

(a) release any Lien on any property granted to or held by the Administrative Agent under any Loan Document (i) upon the occurrence of the Termination Date, (ii) that is sold or to be sold or transferred as part of or in connection with any Disposition permitted under the Loan Documents to a Person that is not a Loan Party, (iii) that does not constitute (or ceases to constitute) Collateral, (iv) if the property subject to such Lien is owned by a Guarantor, upon the release of such Guarantor from its Loan Documents otherwise in accordance with the Loan Documents, (v) as required under clause (d) below or (vi) if approved, authorized or ratified in writing by the Required Lenders in accordance with Section 10.02;

(b) release any Guarantor from its obligations under the Loan Documents if such Person ceases to be a Subsidiary (or becomes an Excluded Subsidiary) as a result of a single transaction or related series of transactions permitted hereunder; provided, however, that the release of any Guarantor from its obligations under this Agreement if such Guarantor becomes an Excluded Subsidiary shall only be permitted if, at the time such Guarantor becomes an Excluded Subsidiary, (1) no Default or Event of Default shall have occurred and be outstanding, (2) after giving effect to such release and the consummation of the transaction that causes such Person to be an Excluded Subsidiary, such Borrower is deemed to have made a new Investment in such Person for purposes of Section 7.06 (as if such Person were then newly acquired) and such Investment is permitted pursuant to Section 7.06 (other than Section 7.06(f)) at such time and (3) a Responsible Officer of the Borrower Representative certifies to the Administrative Agent compliance with preceding clauses (1) and (2); provided, further, that no such release shall occur if such Guarantor continues to be a guarantor in respect of any Refinancing Indebtedness in respect of any of the foregoing (this clause (b), together with clause (a) above, collectively, the “Release Provisions”);

(c) subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted pursuant to Section 7.02(d), (e), (f), (g), (k) (solely with respect to Indebtedness permitted by Sections 7.01(i), (l), (m) and (p) (to the extent such Indebtedness is secured by Section 7.02(u))), (l), (m), (n), (o)(i), (p), (q), (r), (u), (x), (y), (bb), (cc), (dd) (solely to the extent securing any Cash or Cash Equivalents or any other property that does not constitute Collateral), (ee) and (gg); and

(d) enter into subordination, intercreditor and/or similar agreements with respect to Indebtedness that is (i) required or permitted to be subordinated hereunder and/or (ii) secured by Liens, and which Indebtedness contemplates an intercreditor, subordination or collateral trust agreement.

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Collateral Agent’s authority to release or subordinate its interest (or the Administrative Agent’s authority to instruct the Collateral Agent to release or subordinate its interest) in particular types or items of property, or the Administrative Agent’s authority to release any Guarantor from its obligations under the Guaranty pursuant to this Article 9 and Section 12 of the Intercreditor Agreement. In each case as specified in this Article 9 but subject to the terms of the Intercreditor Agreement, the Administrative Agent will instruct the Collateral Agent to (and each Lender hereby authorizes the Administrative Agent to instruct the Collateral Agent to), at the Borrowers’ expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents or to subordinate its interest in such item, or to release such Guarantor from its obligations under the Loan Guaranty, in each case in accordance with the terms of the Loan Documents and this Article 9.

The Administrative Agent is authorized to enter into the Intercreditor Agreement (including as provided in Section 10.20) and any other intercreditor agreement contemplated hereby with respect to Indebtedness that is (i) required or permitted to be subordinated hereunder and/or (ii) secured by Liens and which Indebtedness contemplates an intercreditor, subordination or collateral trust agreement (any such other intercreditor agreement, an “Additional Agreement”), and the parties hereto acknowledge that the Intercreditor Agreement and any Additional Agreement is binding upon them. Each Lender (a) hereby agrees that it will be bound by and will take no actions contrary to the provisions of the Intercreditor Agreement or any Additional Agreement and (b) hereby authorizes and instructs the Administrative Agent to enter into the Intercreditor Agreement or any Additional Agreement and to subject the Liens on the Collateral securing the Secured Obligations to the provisions thereof. The foregoing provisions are intended as an inducement to the Secured Parties to extend credit to the Borrowers and such Secured Parties are intended third-party beneficiaries of such provisions and the provisions of the Intercreditor Agreement and/or any Additional Agreement.

To the extent the Administrative Agent (or any Affiliate thereof) is not reimbursed and indemnified by the Borrowers, the Lenders will reimburse and indemnify the Administrative Agent (and any Affiliate thereof) in proportion to their respective Applicable Percentage for and against any and all liabilities, obligations, losses, damages, penalties, claims, actions, judgments, costs, expenses or disbursements of whatsoever kind or nature which may be imposed on, asserted against or incurred by the Administrative Agent (or any Affiliate thereof) in performing its duties hereunder or under any other Loan Document or in any way relating to or arising out of this Agreement or any other Loan Document; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s (or such Affiliate’s) gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision).

Section 9.02 Withholding Tax. To the extent required by any applicable Laws, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any withholding tax applicable to such payment. If any other Governmental Authority asserts a claim that the Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender for any reason, or the Administrative Agent has paid over to the applicable Governmental Authority applicable withholding tax relating to a payment to a Lender but no deduction has been made from such payment, such Lender shall indemnify the Administrative Agent fully for all amounts paid, directly or indirectly, by the Administrative Agent as Tax or otherwise, including any penalties, additions to tax or interest and together with any and all expenses incurred, unless such amounts have been indemnified by any Borrower or other Loan Party. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due the Administrative Agent under this Section 9.02. The agreements in this Section 9.02 shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations.

ARTICLE X.

Miscellaneous

Section 10.01 Notices.

(a) Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or email, as follows:

(i) if to any Loan Party, to the Borrower Representative at:

Orion Engineered Carbons GmbH

Hahnstraße 49

60528 Frankfurt a.M.

Germany

Fax +49 69 36 50 54 - 784

Attn: Dr. Christian Eggert,, General Counsel and Head of Group Legal

Email: christian.eggert@orioncarbons.com

with copies to (which shall not constitute notice):

Kirkland & Ellis LLP

30 St Mary Axe

London EC3A 8AF

UK

Attn: Neel V. Sachdev

Fax: +44 (0)20 7469 2001

Email: neel.sachdev@kirkland.com

(ii) if to the Administrative Agent, at:

Goldman Sachs Bank USA

200 West Street, 16th floor

New York, NY 10282

Attn: SBD Operations

Email: gs-sbdagency-borrowernotices@ny.email.gs.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

330 North Wabash Avenue

Suite 2800

Chicago, Illinois 60611

Attn: Noah A. Weiss

Fax: (312) 993-9767

Email: noah.weiss@lw.com

(iii) if to the Collateral Agent, at its notice address provided pursuant to Section 21.3 of the Intercreditor Agreement;

(iv) if to any other Lender, to it at its address or facsimile number set forth in its Administrative Questionnaire.

All such notices and other communications (A) sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof or three Business Days after dispatch if sent by certified or registered mail, in each case, delivered, sent or mailed (properly addressed) to such party as provided in this Section 10.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 10.01 or (B) sent by facsimile shall be deemed to have been given when sent and when receipt has been confirmed by telephone; provided that received notices and other communications sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, such notices or other communications shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in clause (b) below shall be effective as provided in such clause (b).

(b) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications (including e-mail and Internet or Intranet websites) pursuant to procedures set forth herein or otherwise approved by the Administrative Agent. The Administrative Agent or the Borrower Representative (on behalf of the Loan Parties) may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures set forth herein or otherwise approved by it; provided that approval of such procedures may be limited to particular notices or communications. All such notices and other communications (i) sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that if not given during the normal business hours of the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next

Business Day for the recipient, and (ii) posted to an Internet or Intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (b)(i) of notification that such notice or communication is available and identifying the website address therefor. For reasons of technical practicality, electronic communication may be sent in unencrypted form, even if the content may be subject to confidentiality and banking secrecy.

(c) Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

(d) Each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable Law, including U.S. federal and state securities laws, to make reference to the Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain Material Non-Public Information. In the event that any Public Lender has determined for itself to not access any information disclosed through the Platform or otherwise, such Public Lender acknowledges that (i) other Lenders may have availed themselves of such information and (ii) neither Borrower nor Administrative Agent has any responsibility for such Public Lender’s decision to limit the scope of the information it has obtained in connection with this Agreement and the other Loan Documents.

Section 10.02 Waivers; Amendments.

(a) No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder and under any other Loan Document are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, to the extent permitted by law, the making of a Loan shall not be construed as a waiver of any Default or Event of Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default or Event of Default at the time.

(b) Subject to clauses (A) and (B) below, neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified, except (i) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrower Representative and the Required Lenders (or the Administrative Agent with the consent of the Required Lenders) or (ii) in the case of any other Loan Document (other than any such waiver, amendment or modification to effectuate any modification thereto expressly contemplated by the terms of such other Loan Documents), pursuant to an agreement or agreements in writing entered into by the Administrative Agent or the Collateral Agent, as applicable, and the Loan Party or Loan Parties that are parties thereto, with the consent of the Required Lenders; provided that, notwithstanding the foregoing:

(A) solely with the consent of each Lender directly and adversely affected thereby (but without the necessity of obtaining the consent of the Required Lenders), any such agreement may;

(ii) increase the Commitment or Additional Commitment of such Lender (other than with respect to any Incremental Revolving Facility pursuant to Section 2.14 in respect of which such Lender has agreed to be an Additional Lender); it being understood that no amendment, modification or waiver of, or consent to departure from, any condition precedent, representation, warranty, covenant, Default, Event of Default, mandatory prepayment or mandatory reduction of the Commitments or Additional Commitments shall constitute an increase of any Commitment or Additional Commitment of such Lender;

(iii) reduce or forgive the principal amount of any Loan or any amount due on any Loan Installment Date;

(iv) extend the scheduled final maturity of any Loan or postpone any Loan Installment Date or the date of any scheduled payment of interest or fees payable hereunder (in each case, other than extensions for administrative reasons agreed by the Administrative Agent);

(v) reduce the rate of interest (other than to waive any obligations of the Borrowers to pay interest at the default rate of interest under Section 2.08(a)) or the amount of any fees owed to such Lender; it being understood that any change in any ratio used in the calculation of any interest or fees due hereunder (including any component definition thereof) shall not constitute a reduction in any rate of interest or fees hereunder;

(vi) extend the expiry date of such Lender’s Commitment or Additional Commitment; it being understood that no amendment, modification or waiver of, or consent to departure from, any condition precedent, representation, warranty, covenant, Default, Event of Default, mandatory prepayment or mandatory reduction of the Commitments or Additional Commitments shall constitute an extension of any Commitment or Additional Commitment of any Lender; and

(vii) amend or modify the provisions of Section 2.18(a) (with respect to pro rata allocation among Lenders), 2.18(b) and 2.18(c) of this Agreement in a manner that would by its terms alter the pro rata sharing of payments required thereby (except in connection with transactions permitted under Sections 2.14, 2.15, 10.02(c) or 10.05(g) or as otherwise provided in this Section 10.02); and

(B) no such agreement shall:

(i) change any of the provisions of this Section or the definitions of “Required Lenders” to reduce any of the voting percentages required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the consent of each Lender;

(ii) release all or substantially all of the Collateral from the Lien granted pursuant to the Loan Documents (except as otherwise permitted herein or in the other Loan Documents, including pursuant to Article 8 or Section 12 of the Intercreditor Agreement), without the prior written consent of each Lender; provided such release shall not require the consent of Cash Management Banks; or

(iii) release all or substantially all of the value of the Guarantees under the Loan Guaranty (except as otherwise permitted herein or in the other Loan Documents, including pursuant to Section 12 of the Intercreditor Agreement), without the prior written consent of each Lender; provided such release shall not require the consent of Cash Management Banks;

provided, further, that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder without the prior written consent of the Administrative Agent.

(c) Notwithstanding the foregoing, the Required Revolving Lenders may amend, waive or otherwise modify Section 7.16 and the defined terms used solely for purposes of Section 7.16 or waive any Default or Event of Default resulting from a breach of Section 7.16 without the consent of any Lenders other than the Required Revolving Lenders.

(d) Notwithstanding the foregoing, this Agreement may be amended:

(i) with the written consent of the Administrative Agent, the Borrower Representative and the Lenders providing the relevant Replacement Term Loans to permit the refinancing or replacement of all or any portion of the outstanding Term Loans, Extended Term Loans, Incremental Term Loans or then-existing Replacement Term Loans under the applicable Class (such loans, the “Replaced Term Loans”) with one or more replacement term loans hereunder (“Replacement Term Loans”) pursuant to a Refinancing Amendment; provided that

(A) the aggregate principal amount of such Replacement Term Loans shall not exceed the aggregate principal amount of such Replaced Term Loans, plus the amount of accrued interest and premium thereon and underwriting discounts, fees, commissions and expenses associated therewith),

(B) such Replacement Term Loans have a final maturity date equal to or later than the final maturity date of, and have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, such Replaced Term Loans at the time of such refinancing,

(C) the Replacement Term Loans shall be pari passu or junior in right of payment and pari passu or junior in right of security or junior thereto) with the remaining portion of the relevant Term Loans, Extended Term Loans, Incremental Term Loans or other then-existing Replacement Term Loans (provided that if pari passu or junior as to payment or Collateral, such Replacement Term Loans shall be subject to an intercreditor agreement on terms reasonably satisfactory to the Administrative Agent and the Borrower Representative), or be unsecured,

(D) if any such Replacement Term Loans are secured, they shall not be secured by any assets other than the Collateral,

(E) if any such Replacement Term Loans are guaranteed, they shall not be guaranteed by any Person other than one or more Loan Parties,

(F) any Replacement Term Loans may participate on a pro rata basis or a less than pro rata basis (but not greater than a pro rata basis) in any voluntary or mandatory repayments or prepayments in respect of the Term Loans (and any other Incremental Term Loans, Extended Term Loans or Replacement Term Loans then subject to ratable repayment requirements), in each case as agreed by the Borrower Representative and the Lenders providing the relevant Replacement Term Loans,

(G) such Replacement Term Loans shall have pricing (including interest, fees and premiums) and, subject to preceding clause (F), optional prepayment and redemption terms as may be agreed to by the Borrower Representative and the lenders providing such Replacement Term Loans,

(H) no Default under Sections 8.01(a), 8.01(f) or 8.01(g) or Event of Default shall exist immediately prior to or after giving effect to the effectiveness of such replacement, and

(I) the other terms and conditions of such Replacement Term Loans (excluding pricing, interest, fees, rate floors, premiums, optional prepayment or redemption terms, security and maturity date, subject to preceding clauses (B) through (G)) shall be substantially identical to, or (taken as a whole) no more favorable (as reasonably determined by the Borrower Representative) to the lenders providing such Replacement Term Loans than those applicable to the Replaced Term Loans (other than any covenants or other provisions applicable only to periods after the Latest Maturity Date (in each case, as of the date of incurrence of such Replacement Term Loans)) or shall be on then current market terms for such type of Indebtedness, and

(ii) with the written consent of the Administrative Agent, the Borrower Representative and the Lenders providing the relevant Replacement Revolving Facility (as defined below) to permit the refinancing or replacement of all or any portion of any Incremental Revolving Commitments, Extended Revolving Credit Commitments or commitments under any existing Replacement Revolving Facility under the applicable Class (a “Replaced Revolving Facility”) with a replacement revolving facility hereunder (a “Replacement Revolving Facility”) pursuant to a Refinancing Amendment; provided that:

(A) the aggregate principal amount of such Replacement Revolving Facility shall not exceed the aggregate principal amount of such Replaced Revolving Facility, plus the amount of accrued interest and premium thereon, any committed but undrawn amounts and underwriting discounts, fees, commissions and expenses associated therewith),

(B) no Replacement Revolving Facility shall have a final maturity date (or require commitment reductions) prior to the final maturity date of such Replaced Revolving Facility at the time of such refinancing,

(C) the Replacement Revolving Facility shall be pari passu or junior in right of payment and pari passu or junior in right of security, or junior thereto) with the remaining portion of the relevant revolving commitments (provided that if pari passu or junior as to payment or Collateral, such Replacement Revolving Facility shall be subject to an intercreditor agreement on terms reasonably satisfactory to the Administrative Agent and the Borrower Representative and may be, at the option of the Administrative Agent and the Borrower Representative, documented in a separate agreement or agreements), or be unsecured,

(D) if any such Replacement Revolving Facility is secured, it shall not be secured by any assets other than the Collateral,

(E) if any such Replacement Revolving Facility is guaranteed, it shall not be guaranteed by any Person other than one or more Loan Parties,

(F) any such Replacement Revolving Facility shall be subject to the same “ratability” provisions applicable to Extended Revolving Credit Commitments and Extended Revolving Loans provided for in the proviso in clause (ii) of Section 2.15(a), mutatis mutandis, to the same extent as if fully set forth herein,

(G) such Replacement Revolving Facilities shall have pricing (including interest, fees and premiums) and, subject to preceding clause (F), optional prepayment and redemption terms as may be agreed to by the Borrower Representative and the lenders providing such Replacement Revolving Facilities,

(H) no Default under Sections 8.01(a), 8.01(f) or 8.01(g) or Event of Default shall exist immediately prior to or after giving effect to the effectiveness of such replacement, and

(I) the other terms and conditions of such Replacement Revolving Facility (excluding pricing, interest, fees, rate floors, premiums, optional prepayment or redemption terms, security and maturity date, subject to preceding clauses (B) through (G)) shall be substantially identical to, or (taken as a whole) no more favorable (as reasonably determined by the Borrower Representative) to the lenders providing such Replacement Revolving Facility than those applicable to the Replaced Revolving Facility (other than any covenants or other provisions applicable only to periods after the Latest Maturity Date (in each case, as of the date of incurrence of such Replacement Revolving Facility)) or shall be on then-current market terms for such type of Indebtedness, and the Replaced Revolving Facility commitments shall be terminated, all Loans outstanding thereunder and all fees in connection therewith shall be paid in full, on the date such Replacement Revolving Facility is issued, incurred or obtained;

provided, further, that, in respect of each of clauses (i) and (ii) above, any Non-Debt Fund Affiliate and Debt Fund Affiliate shall (x) be permitted (without Administrative Agent consent) to provide such Replacement Term Loans, it being understood that in connection with such Replacement Term Loans, any such Non-Debt Fund Affiliate or Debt Fund Affiliate, as applicable, shall be subject to the restrictions applicable to such Persons under Section 10.05 as if such Replacement Term Loans were Term Loans and (y) Debt Fund Affiliates (but not Non-Debt Fund Affiliates) may provide any Replacement Revolving Facility.

Each of the parties hereto hereby agrees that, upon the effectiveness of any Refinancing Amendment, this Agreement shall be amended by the Borrower Representative, the Administrative Agent and the lenders providing the relevant Replacement Term Loans or the Replacement Revolving Facility, as applicable, to the extent (but only to the extent) necessary to reflect the existence and terms of the Replacement Term Loans or the Replacement Revolving Facility, as applicable, incurred pursuant thereto (including any amendments necessary to treat the loans and commitments subject thereto as a separate “tranche” and “Class” of Loans, Commitments and Additional Commitments hereunder). The Borrowers shall extend the opportunity to refinance or replace the then outstanding Loans and/or Commitments under the applicable Class to all applicable Lenders on a pro rata basis pursuant to a Refinancing Amendment and in accordance with this Section 10.02(d). It is understood that any Lender approached to provide all or a portion of Replacement Term Loans or any Replacement Revolving Facility may elect or decline, in its sole discretion, to provide such Replacement Term Loans or Replacement Revolving Facility.

Notwithstanding anything to the contrary contained in this Section 10.02 or any other provision of this Agreement or any other Loan Document, (i) guarantees, collateral security agreements, pledge agreements and related documents (if any) executed by the Loan Parties in connection with this Agreement may be in a form reasonably determined by the Administrative Agent and may be amended, supplemented and/or waived with the consent of the Administrative Agent at the request of the Borrower Representative without the input or need to obtain the consent of any other Lenders to (x) comply with Requirements of Law or advice of local counsel, (y) to cure ambiguities, omissions or defects or (z) to cause such guarantees, collateral security agreements, pledge agreement or other document to be consistent with this Agreement and the other Loan Documents, (ii) the Borrower Representative and the Administrative Agent may, without the input or consent of any other Lender (other than the relevant Lenders (including Additional Lenders) providing Loans under such Sections), effect amendments to this Agreement and the other Loan Documents as may be necessary in the reasonable opinion of the Borrower Representative and the Administrative Agent to effect the provisions of Sections 2.14, 2.15 or 10.02(d) (or any other provision specifying that any waiver, amendment or modification may be made with only the consent or approval of the Administrative Agent) and (iii) if the Administrative Agent and the Borrower Representative have jointly identified any ambiguity, mistake, defect, inconsistency, obvious error or any error or omission of a technical nature or any necessary or desirable technical change, in each case, in any provision of the Loan Documents, then the Administrative Agent and the Borrower Representative shall be permitted to amend such provision.

Section 10.03 Expenses; Indemnity; Damage Waiver.

(a) The Borrowers shall pay (i) all reasonable and documented out-of-pocket expenses incurred by each Arranger, the Administrative Agent and their respective Affiliates (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of one firm of outside counsel to all such Persons taken as a whole and, if necessary, of one local counsel in any relevant material jurisdiction to such Persons, taken as a whole) in connection with the syndication and distribution (including via the Internet or through a service such as Intralinks) of the Credit Facility, the preparation, execution, delivery and administration of the Loan Documents and related documentation, including in connection with any amendments, modifications or waivers of the provisions of any Loan Documents (whether or not the transactions contemplated thereby shall be consummated, but only to the extent such amendments, modifications or waivers were requested by the Borrower Representative to be prepared) and (ii) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, the Arrangers or the Lenders and each of their respective Affiliates (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of one firm of outside counsel to all such Persons taken as a whole and, if necessary, of one local counsel in any relevant material jurisdiction to such Persons, taken as a whole) in connection with the enforcement, collection or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made hereunder. Other than to the extent required to be paid on the Closing Date, all amounts due under this paragraph (a) shall be payable by the Borrowers within 30 days of receipt of an invoice relating thereto, setting forth such expenses in reasonable detail and together with backup documentation supporting such reimbursement requests.

(b) The Borrowers shall indemnify each Arranger, the Administrative Agent and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of one counsel to all Indemnitees taken as a whole and, solely in the case of an actual or potential conflict of interest, one additional counsel to all affected Indemnitees, taken as a whole, and, if reasonably necessary, one local counsel in any relevant material jurisdiction to all Indemnitees, taken as a whole and, solely in the case of an actual or potential conflict of interest, one additional local counsel to all affected Indemnitees, taken as a whole), incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, the performance by the parties hereto of their respective obligations thereunder or the consummation of the Transactions or any other transactions contemplated hereby or thereby (except for any Taxes (which shall be governed by Section 3.01), other than any Taxes that represent losses, claims or damages arising from any non-Tax claim), (ii) the use or the proposed use of the proceeds of the Loans, (iii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto (and regardless of whether such matter is initiated by a third party or by any Borrower, any other Loan Party or any of their respective Affiliates) or (iv) any actual or alleged presence or Release or threat of Release of Hazardous Materials on, at, to or from any Mortgaged Property or other property currently or formerly owned or operated by any Loan Party or any Subsidiary, or any Environmental Liability; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (i) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnitee or of any Affiliate of such Indemnitee or, to the extent such judgment finds such losses, claims, damages, liabilities or related expenses to have resulted from such Indemnitee’s material breach of the Loan Documents or (ii) arise out of any claim, litigation, investigation or proceeding brought by such Indemnitee (or its Related Parties) against another Indemnitee (or its Related Parties) (other than any claim, litigation, investigation or proceeding brought by or against the Administrative Agent or any Arranger, acting in its capacity as the Administrative Agent or as an Arranger) that does not involve any act or omission of the Sponsor, Parent, any Borrower or any of its Subsidiaries. Each Indemnitee shall be obligated to refund or return any and all amounts paid by the Borrowers pursuant to this Section 10.03(b) to such Indemnitee for any fees, expenses, or damages to the extent such Indemnitee is not entitled to payment of such amounts in accordance with the terms hereof. All amounts due under this paragraph (b) shall be payable by the Borrowers within 30 days (x) after written demand thereof, in the case of any indemnification obligations and (y) in the case of reimbursement of costs and expenses, after receipt of an invoice relating thereto, setting forth such expenses in reasonable detail and together with backup documentation supporting such reimbursement requests.

(c) The Borrowers shall not be liable for any settlement of any proceeding effected without the Borrower Representative’s consent (which consent shall not be unreasonably withheld, delayed or conditioned), but if settled with the Borrower Representative’s written consent, or if there is a final judgment against an Indemnitee in any such proceeding, the Borrowers agree to indemnify and hold harmless each Indemnitee to the extent and in the manner set forth above. The Borrowers shall not, without the prior written consent of an Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement of any pending or threatened proceeding in respect of which indemnity could have been sought hereunder by such Indemnitee unless (i) such settlement includes an unconditional release of such Indemnitee from all liability or claims that are the subject matter of such proceeding and (ii) such settlement does not include any statement as to any admission of fault or culpability of any Indemnitee.

Section 10.04 Waiver of Claim. To the extent permitted by applicable law, no party to this Agreement shall assert, and each hereby waives, any claim against any other party hereto or any Related Party thereof, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions, any Loan or the use of the proceeds thereof, except, in the case of a claim by any Indemnitee against the Borrowers, to the extent such damages would otherwise be subject to indemnification pursuant to the terms of Section 10.03.

Section 10.05 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) except as provided under Section 7.07, the Borrowers may not assign or otherwise transfer any of their rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrowers without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section (any attempted assignment or transfer not complying with the terms of this Section shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Arrangers, the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of the Loans or Additional Commitments added pursuant to Section 2.14, 2.15 or 10.02(d) at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld or delayed) of:

(A) the Borrower Representative; provided that the Borrower Representative shall have been deemed to have consented to any such assignment unless it shall have objected thereto by written notice to the Administrative Agent within 10 Business Days after receiving written notice thereof; provided, further, that no consent of the Borrower Representative shall be required (x) for an assignment to another Lender, an Affiliate of a Lender, an Approved Fund, (y) if an Event of Default under Section 8.01(a), Section 8.01(f) or Section 8.01(g) (solely with respect to the Borrowers) has occurred and is continuing, any other Eligible Assignee or (z) for an assignment to any Arranger (or an Affiliate thereof); and

(B) the Administrative Agent; provided that no consent of the Administrative Agent shall be required for an assignment to another Lender, an Affiliate of a Lender or an Approved Fund.

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to another Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Loans or commitments of any Class, the principal amount of Loans or commitments of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent and determined on an aggregate basis in the event of concurrent assignments to Related Funds or by Related Funds (as defined below)) shall not be less than (i) $1,000,000 or €1,000,000 in the case of Term Loans and (ii) $5,000,000 or €5,000,000 in the case of Revolving Loans, in each case, unless each of the Borrower Representative and the Administrative Agent otherwise consent;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption via an electronic settlement system acceptable to the Administrative Agent (or, if previously agreed with the Administrative Agent, manually), and shall pay to the Administrative Agent a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent); and

(D) the Eligible Assignee, if it shall not be a Lender, shall deliver on or prior to the effective date of such assignment, to the Administrative Agent (1) an Administrative Questionnaire and (2) any forms required under Section 3.01.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption the Eligible Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.01, 3.05, 3.06 and 10.03 with respect to facts and circumstances occurring on or prior to the effective date of such assignment and subject to its obligations thereunder and under Section 10.13). If any such assignment by a Lender holding a Note hereunder occurs after the issuance of any Note hereunder to such Lender, the assigning Lender shall, upon the effectiveness of such assignment or as promptly thereafter as practicable, surrender such Note to the Administrative Agent for cancellation, and thereupon the Borrowers shall issue and deliver a new Note, if so requested by the assignee and/or assigning Lender, to such assignee and/or to such assigning Lender, with appropriate insertions, to reflect the new commitments and/or outstanding Loans of the assignee and/or the assigning Lender.

(iv) The Administrative Agent, acting for this purpose as an agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders and their respective successors and assigns, and the commitment of, and principal amount of and interest on the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). Failure to make any such recordation, or any error in such recordation, shall not affect the Borrowers’ obligations in respect of such Loans. The entries in the Register shall be conclusive, absent manifest error, and the Borrowers, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by any Borrower and any Lender (but only as to its own holdings), at any reasonable time and from time to time upon reasonable prior notice. This Section 10.05(b)(iv) shall be construed so that the Loans are at all times maintained in “registered form” within the meaning of Sections 163(f), 871(h)(2), and 881(c)(2) of the Code.

(v) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an Eligible Assignee, the Eligible Assignee’s completed Administrative Questionnaire and tax certifications required by Section 10.05(b)(ii)(D)(2) (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section 10.05, if applicable, and any written consent to such assignment required by paragraph (b) of this Section 10.05, the Administrative Agent shall promptly accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(vi) By executing and delivering an Assignment and Assumption, the assigning Lender thereunder and the Eligible Assignee thereunder shall be deemed to confirm and agree with each other and the other parties hereto as follows: (A) such assigning Lender warrants that it is the legal and beneficial owner of the interest being assigned thereby free and clear of any adverse claim and that the amount of its commitments, and the outstanding balances of its Loans, in each case without giving effect to assignments thereof which have not become effective, are as set forth in such Assignment and Assumption, (B) except as set forth in clause (A) above, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto, or the financial condition of any Borrower or any Subsidiary or the performance or observance by any Borrower or any Subsidiary of any of its obligations under this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto; (C) such assignee represents and warrants that it is an Eligible Assignee, legally authorized to enter into such Assignment and Assumption; (D) such assignee confirms that it has received a copy of this Agreement and the Intercreditor Agreement, together with copies of the most recent financial statements referred to in Section 5.04(a) or delivered pursuant to Section 6.01(b) or (c), as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Assumption; (E) such assignee will independently and without reliance upon the Administrative Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (F) such assignee appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Administrative Agent, by the terms hereof, together with such powers as are reasonably incidental thereto; and (G)

such assignee agrees that it will perform in accordance with their terms all the obligations which by the terms of this Agreement are required to be performed by it as a Lender. The assigning Lender shall be entitled to rely conclusively on any representation of an assigned Lender in the applicable Assignment and Assumption and the parties acknowledge that the Administrative Agent shall have no responsibility for whether such representations are true and correct.

(vii) If the Eligible Assignee considers it necessary to make any assignment or transfer of rights effective against third parties, the Eligible Assignee may notify any such assignment or transfer of rights to each French Loan Party by a bailiff (huissier) in accordance with article 1690 of the French Code civil.

(c) (i) Any Lender may, without the consent of the Borrowers, which shall not be unreasonably withheld or delayed, the Administrative Agent or any other Lender, sell participations to one or more banks or other entities (other than to any Disqualified Institution, any natural Person or, other than with respect to participations to Debt Fund Affiliates (any such participations to Debt Fund Affiliates being subject to the limitations set forth in Section 10.05(g)), the Investors, Parent, any Borrower and its Subsidiaries or any of their respective Affiliates) (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its commitments and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrowers, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in (x) clause (A) to the first proviso to Section 10.02(b) that directly and adversely affects the Loans or commitments in which such Participant has an interest and (y) clause (B) to the first proviso to Section 10.02(b). Subject to paragraph (c)(ii) of this Section, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 3.01, 3.05 and 3.06 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.09 as though it were a Lender; provided that such Participant agrees to be subject to Section 2.12(b) as though it were a Lender.

(ii) A Participant shall not be entitled to receive any greater payment under Section 3.01, 3.05 or 3.06 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower Representative’s prior written consent expressly acknowledging such Participant may receive a greater benefit. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.01 unless the Borrower Representative is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 3.08 and that it is subject to, and will comply with, Section 9.02 as though it were a Lender.

Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrowers, maintain at one of its offices a copy of a register for the recordation of the names and addresses of each Participant and their respective successors and assigns, and principal amount of and interest on the Loans (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to any Participant’s interest in any Additional Commitment Loan or any other obligation under any Loan Document) to any Person except (i) to the extent that such disclosure is necessary to establish that such Additional Commitment, Loan or other obligation is in registered form under Section 5f.103-1(c) of the U.S. Treasury Regulations or (ii) if compelled by order of the court or other legal process. The entries in the Participant Register shall be conclusive absent manifest error, and each Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (other than to any Disqualified Institution or natural person) to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank or other central bank having jurisdiction over such Lender, and this Section 10.05 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(e) Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle (an “SPC”), identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower Representative, the option to provide to the Borrowers all or any part of any Loan that such Granting Lender would otherwise be obligated to make to the Borrowers pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to make any Loan and (ii) if an SPC elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof. The making of a Loan by an SPC hereunder shall utilize the Commitment or Additional Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Each party hereto hereby agrees that (i) neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrowers under this Agreement (including its obligations under Section 3.01, 3.05 or 3.06) and no SPC shall be entitled to any greater amount under Section 2.08, 3.04 or 3.05 or any other provision of this Agreement or any other Loan Document that the Granting Lender would have been entitled to receive, (ii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement (all liability for which shall remain with the Granting Lender) and (iii) the Granting Lender shall for all purposes including approval of any amendment, waiver or other modification of any provision of the Loan Documents, remain the Lender of record hereunder. In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPC, it will not institute against, or join any other Person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under the laws of the U.S. or any state thereof; provided that (i) in the case of the Borrowers, such SPC’s Granting Lender is in compliance in all material respects with its obligations to the Borrowers hereunder and (ii) each Lender designating any SPC hereby agrees to indemnify, save and hold harmless each other party hereto for any loss, cost, damage or expense arising out of its inability to institute such a proceeding against such SPC during such period of forbearance. In addition, notwithstanding anything to the contrary contained in this Section 10.05, any SPC may (i) with notice to, but without the prior written consent of, the Borrower Representative or the Administrative Agent and without paying any processing fee therefor, assign all or a portion of its interests in any Loans to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its Loans to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement to such SPC.

(f) (i) Any assignment or participation by a Lender without the Borrower Representative’s consent to a Disqualified Institution or, to the extent the Borrower Representative’s consent is required under this Section 10.05, to any other Person, shall be null and void, and the Borrowers shall be entitled to seek specific performance to unwind any such assignment or participation in addition to any other remedies available to the Borrowers at law or in equity, including pursuant to Section 10.05(f)(ii).

(ii) If any assignment or participation under this Section 10.05 is made to any Affiliate of any Disqualified Institution (other than any Bona Fide Debt Fund that is not itself a Disqualified Institution) without the Borrower Representative’s prior written consent or any Disqualified Institution (any such Person, a “Disqualified Person”), then the Borrower Representative may, at its sole expense and effort, upon notice to the applicable Disqualified Person and the Administrative Agent, (A) terminate any Commitment of such Disqualified Person and repay all obligations of the Borrower Representative owing to such Disqualified Person, (B) in the case of any outstanding Term Loans, purchase such Term Loans by paying the lesser of (x) par and (y) the amount that such Disqualified Person paid to acquire such Term Loans, in the case of clauses (x) and (y), plus accrued interest thereon, accrued fees an all other amounts payable to it hereunder and/or (C) require such Disqualified Person to assign, without recourse (in accordance with and subject to the restrictions contained in this Section 10.05), all of its interests, rights and obligations under this Agreement to one or more Eligible Assignees; provided that (I) in the case of clause (B), the applicable Disqualified Person has received payment of an amount equal to the lesser of (1) par and (2) the amount that such Disqualified Person paid for the applicable Loans and participations in letters of credit, if applicable, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the Borrower Representative, (II) in the case of clauses (A) and (B), the Borrower Representative shall be liable to the relevant Disqualified Person under Section 3.06 if any Eurocurrency Rate Loan owing to such Disqualified Person is repaid or purchased other than on the last day of the Interest Period relating thereto and (III) in the case of clause (C), the relevant assignment shall otherwise comply with this Section 10.05 (except that (X) no registration and processing fee required under this Section 10.05 shall be required with any assignment pursuant to this paragraph and (Y) any Term Loan acquired by any Affiliated Lender pursuant to this paragraph will not be included in calculating compliance with the Affiliated Lender Cap for a period of 90 days following such transfer; provided that, to the extent the aggregate principal amount of Term Loans and Additional Term Loans held by Affiliated Lenders exceeds the Affiliated Lender Cap on the 91st day following such transfer, then such excess amount shall either be (x) contributed to Parent, the Borrower Representative or any of its subsidiaries and retired and cancelled immediately upon such contribution or (y) automatically cancelled). Nothing in this Section 10.05(f) shall be deemed to prejudice any right or remedy that Parent or the Borrower Representative may otherwise have at law or equity. Each Lender acknowledges and agrees that Parent and its Subsidiaries will suffer irreparable harm if such Lender breaches any obligation under this Section 10.05 insofar as such obligation relates to any assignment, participation or pledge to any Affiliate of any Disqualified Institution without the Borrower Representative’s prior written consent. Additionally, each Lender agrees that Parent and/or the Borrower Representative may seek to obtain specific performance or other equitable or injunctive relief to enforce this Section 10.05(f)(ii) against such Lender with respect to such breach without posting a bond or presenting evidence of irreparable harm.

(g) Notwithstanding anything to the contrary contained herein, any Lender may, at any time, assign all or a portion of its rights and obligations under this Agreement in respect of its Term Loans to an Affiliated Lender on a non-pro rata basis (A) through Dutch Auctions open to all applicable Lenders on a pro rata basis or (B) through open market purchases, in each case with respect to clauses (A) and (B), without the consent of the Administrative Agent; provided that:

(i) any Term Loans acquired by Parent, the Borrowers or any of their respective subsidiaries shall be retired and cancelled immediately upon the acquisition thereof; provided that upon any such retirement and cancellation of Indebtedness, the aggregate outstanding principal amount of the Term Loans or Additional Term Loans, as applicable, shall be deemed reduced by the full par value of the aggregate principal amount of the Term Loans or Additional Term Loans so retired and cancelled, and each principal repayment installment with respect to the Term Loans pursuant to Section 2.07 shall be reduced pro rata by the full par value of the aggregate principal amount of Term Loans so cancelled;

(ii) any Term Loans or Additional Term Loans acquired by any Non-Debt Fund Affiliate may (but shall not be required to) be contributed to Parent, the Borrowers or any of their subsidiaries for purposes of cancellation of such Indebtedness (it being understood that such Term Loans shall be retired and cancelled immediately upon such contribution); provided that upon such cancellation of Indebtedness, the aggregate outstanding principal amount of the Term Loans shall be deemed reduced, as of the date of such contribution, by the full par value of the aggregate principal amount of the Term Loans so contributed and cancelled, and each principal repayment installment with respect to the Term Loans pursuant to Section 2.07 shall be reduced pro rata by the full par value of the aggregate principal amount of Term Loans so contributed and cancelled;

(iii) the relevant Affiliated Lender and assigning Lender shall have executed an Assignment and Assumption, which shall include a customary “big boy” disclaimer;

(iv) each Lender participating in any assignment to Affiliated Lenders acknowledges and agrees that in connection with such assignment, (A) the Affiliated Lenders may have, and later may come into possession of Excluded Information, (B) such Lender has independently and, without reliance on the Affiliated Lenders or any of their Subsidiaries, or Parent, the Borrowers or any of their respective Subsidiaries, the Administrative Agent, the Arrangers or any other Related Parties, made its own analysis and determination to participate in such assignment notwithstanding such Lender’s lack of knowledge of the Excluded Information, (C) none of the Affiliated Lenders or any of their Subsidiaries, or Parent, the Borrowers or any of their respective Subsidiaries shall be required to make any representation that it is not in possession of Excluded Information, (D) none of the Affiliated

Lenders or any of their Subsidiaries, or Parent, the Borrowers or their respective Subsidiaries, the Administrative Agent, the Arrangers or any other Related Parties shall have any liability to such Lender, and such Lender hereby waives and releases, to the extent permitted by law, any claims such Lender may have against the Affiliated Lenders and any of their Subsidiaries, and Parent, the Borrowers and their respective Subsidiaries, the Administrative Agent, the Arrangers and any other Related Parties, under applicable laws or otherwise, with respect to the nondisclosure of the Excluded Information and (E) that the Excluded Information may not be available to the Administrative Agent or the other Lenders;

(v) after giving effect to such assignment and to all other assignments to all Affiliated Lenders, the aggregate principal amount of any Class of Term Loans then held by all Affiliated Lenders shall not exceed 25.0% of the aggregate principal amount of any Class of Term Loans then outstanding (after giving effect to any substantially simultaneous cancellations thereof) (the “Affiliated Lender Cap”); provided that each of the parties hereto agrees and acknowledges that the Administrative Agent shall not be liable for any losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses and disbursements of any kind or nature whatsoever incurred or suffered by any Person in connection with any compliance or non-compliance with this clause (g)(v) or any purported assignment exceeding such percentage (it being understood and agreed that the cap set forth in this clause (v) is intended to apply to any Loans made available by Affiliated Lenders by means other than formal assignment (e.g., as a result of an acquisition of another Lender (other than a Debt Fund Affiliate) by an Affiliated Lender or the provision of Additional Term Loans by an Affiliated Lender); provided further, except as specifically set forth in clause (f), that to the extent that any assignment to any Affiliated Lender would result in the aggregate principal amount of all Term Loans and Additional Term Loans held by Affiliated Lenders exceeding the Affiliated Lender Cap (after giving effect to any substantially simultaneous cancellations thereof), the assignment of the relevant excess amount shall be automatically cancelled;

(vi) in connection with any assignment effected pursuant to a Dutch Auction and/or open market purchase conducted by Parent, the Borrowers or any of its subsidiaries, (A) the relevant Person may not use the proceeds of any Revolving Facility to fund such assignment and (B) no Default or Event of Default shall have occurred and be continuing;

(vii) in connection with each assignment pursuant to this clause (g), the Administrative Agent shall have been provided written notice in connection with each assignment to an Affiliated Lender or a Person that upon effectiveness of such assignment would constitute an Affiliated Lender with respect to the identity of such Affiliated Lender and the amount of the Loans being assigned thereto;

(viii) by its acquisition of Term Loans, an Affiliated Lender shall be deemed to have acknowledged and agreed that:

(A) the Term Loans held by such Affiliated Lender shall be disregarded in both the numerator and denominator in the calculation of Required Lenders or any other Lender vote (or the Term Loans and Additional Term Loans held by such Affiliated Lender shall be deemed to be voted pro rata along with the other Lenders that are not Affiliated Lenders), except that such Affiliated Lender shall have the right to vote (and the Term Loans and Additional Term Loans held by such Affiliated Lender shall not be so disregarded) with respect to any amendment, modification, waiver, consent or other action that requires the vote of all Lenders or all Lenders directly and adversely affected thereby, as the case may be; provided that no amendment, modification, waiver, consent or other action shall (1) disproportionately affect such Affiliated Lender in its capacity as a Lender as compared to other Lenders of the same Class that are not Affiliated Lenders or (2) deprive any Affiliated Lender of its share of any payments which the Lenders are entitled to share on a pro rata basis hereunder, in each case without the consent of such Affiliated Lender; and

(B) Affiliated Lenders, solely in their capacity as an Affiliated Lender, will not be entitled to (i) attend (including by telephone) or participate in any meeting or discussions (or portion thereof) among the Administrative Agent or any Lender or among Lenders to which the Loan Parties or their representatives are not invited or (ii) receive any information or material prepared by the Administrative Agent or any Lender or any communication by or among the Administrative

Agent and one or more Lenders, except to the extent such information or materials have been made available by the Administrative Agent or any Lender to any Loan Party or its representatives (and in any case, other than the right to receive notices of Borrowings, prepayments and other administrative notices in respect of its Term Loans or Additional Term Loans required to be delivered to Lenders pursuant to Article 2).

Notwithstanding anything to the contrary contained herein, any Lender may, at any time, assign all or a portion of its rights and obligations under this Agreement in respect of its Revolving Commitments to a Debt Fund Affiliate, and any Debt Fund Affiliate may, from time to time, purchase Revolving Commitments (x) on a non-pro rata basis through Dutch Auctions open to all Lenders or (y) on a non-pro rata basis through open market purchases without the consent of the Administrative Agent, in each case, without the necessity of meeting the requirements set forth in (or being subject to the restriction of) subclauses (i) through (viii) of this clause (g); provided that the Term Loans, unused commitments and other Loans of any Debt Fund Affiliates shall not account for more than 49.9% of the amounts included in determining whether the Required Lenders or Required Revolving Lenders have (A) consented to any amendment, modification, waiver, consent or other action with respect to any of the terms of any Loan Document or any departure by any Loan Party therefrom, or subject to the immediately succeeding paragraph, any plan of reorganization pursuant to the Bankruptcy Code, (B) otherwise acted on any matter related to any Loan Document or (C) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document. Any Term Loans or Additional Term Loans acquired by any Debt Fund Affiliate may (but shall not be required to) be contributed to Parent, any Borrower or any of its subsidiaries for purposes of cancellation of such Indebtedness (it being understood that such Term Loans or Additional Term Loans so contributed shall be retired and cancelled immediately upon such contribution); provided that upon such cancellation of Indebtedness, the aggregate outstanding principal amount of the Term Loans or Additional Term Loans shall be deemed reduced, as of the date of such contribution, by the full par value of the aggregate principal amount of the Term Loans or Additional Term Loans so contributed and cancelled, and each principal repayment installment with respect to the Term Loans pursuant to Section 2.07 shall be reduced pro rata by the full par value of the aggregate principal amount of Term Loans so contributed and cancelled.

Notwithstanding anything in this Agreement or the other Loan Documents to the contrary, each Affiliated Lender hereby agrees that, if a proceeding under any Debtor Relief Law shall be commenced by or against any Borrower or any other Loan Party at a time when such Lender is an Affiliated Lender, such Affiliated Lender irrevocably authorizes and empowers the Administrative Agent to vote on behalf of such Affiliated Lender with respect to the Term Loans or Additional Term Loans held by such Affiliated Lender in any manner in the Administrative Agent’s sole discretion, unless the Administrative Agent instructs such Affiliated Lender to vote, in which case such Affiliated Lender shall vote with respect to the Term Loans or Additional Term Loans held by it as the Administrative Agent directs; provided that (a) such Affiliated Lender shall be entitled to vote in accordance with its sole discretion (and not in accordance with the direction of the Administrative Agent) and (b) the Administrative Agent shall not be entitled to vote on behalf of such Affiliated Lender, in each case, in connection with any matter to the extent any such matter proposes to treat any Obligations held by such Affiliated Lender in a manner that is different than the proposed treatment of similar Obligations held by Lenders that are not Affiliates of any Borrower. Each Affiliated Lender hereby irrevocably appoints the Administrative Agent (such appointment being coupled with an interest) as such Affiliated Lender’s attorney-in-fact, with full authority in the place and stead of such Affiliated Lender and in the name of such Affiliated Lender (solely in respect of Term Loans or Additional Term Loans and participations therein and not in respect of any other claim or status such Affiliated Lender may otherwise have), from time to time in the Administrative Agent’s discretion to take any action and to execute any instrument that the Administrative Agent may deem reasonably necessary to carry out the provisions of (but subject to the limitations set forth in) this paragraph.

Each of the Parent Companies, the Borrowers, the other Loan Parties, the Lenders and the L/C Issuers agree that none of the Administrative Agent or its Related Parties shall have any responsibility or liability with respect to monitoring or enforcing the Disqualified Institution list or assignments to Disqualified Institutions.

Notwithstanding anything in this Agreement, in case any transfer or assignment is made under this Section 10.05, the assigning Lender maintains all its rights and privileges arising under any Collateral Documents governed by French Law for the benefit of the assignee or transferee, in accordance with Articles 1278 to 1281 of the French Code civil.

In case of assignment, transfer or novation by a Lender to a new lender or a Participant, of all or any part of its rights and obligations under this Agreement or any of the other Loan Documents, the Lenders and the new lender or Participant shall agree that, for the purposes of Article 1278 and/or Article 1281 of the Luxembourg Civil Code (to the extent applicable), any assignment, amendment, transfer and/or novation of any kind permitted under, and made in accordance with the provisions of the Agreement or any agreement referred to herein to which a Luxembourg Loan Party is a party (including any Collateral Document), any security created or guarantee given under the Agreement or in relation to the Agreement shall be preserved and continue in full force and effect to the benefit of the new lender or Participant.

Section 10.06 Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or Event of Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect until the Termination Date. The provisions of Sections 2.15, 2.16, 2.17, 10.03, 10.06 and 10.13 and Article 8 shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the occurrence of the Termination Date or the termination of this Agreement or any provision hereof but in each case, subject to the limitations set forth in this Agreement.

Section 10.07 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and the Fee Letter and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire agreement among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by Parent, the Borrowers, the Subsidiaries of the Borrowers party hereto and the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or by email as a “.pdf” or “.tif” attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 10.08 Severability. To the extent permitted by law, any provision of any Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 10.09 Right of Setoff. If an Event of Default shall have occurred and be continuing, upon the written consent of the Administrative Agent, each Lender and each of its respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by the Administrative Agent or such Lender or Affiliate (including by branches and agencies of the Administrative Agent or such Lender, wherever located) to or for the credit or the account of any Borrower or any Guarantor against any of and all the Secured Obligations held by the Administrative Agent or such Lender or Affiliate, irrespective of whether or not the Administrative Agent or such Lender or Affiliate shall have made any demand under the Loan Documents and although such obligations may be unmatured. Any applicable Lender or Affiliate shall promptly notify the Borrower Representative and the Administrative Agent of such set-off or application; provided that any failure to give or any delay in giving such notice shall not affect the validity of any such set-off or application under this Section. The rights of each Lender, Administrative Agent and Affiliate under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender, Administrative Agent or Affiliate may have. NOTWITHSTANDING THE FOREGOING, AT ANY TIME THAT ANY OF THE SECURED OBLIGATIONS SHALL BE SECURED BY REAL PROPERTY LOCATED IN CALIFORNIA, NO

LENDER SHALL EXERCISE A RIGHT OF SETOFF, LENDER’S LIEN OR COUNTERCLAIM OR TAKE ANY COURT OR ADMINISTRATIVE ACTION OR INSTITUTE ANY PROCEEDING TO ENFORCE ANY PROVISION OF THIS AGREEMENT OR ANY LOAN DOCUMENT UNLESS IT IS TAKEN WITH THE CONSENT OF THE LENDERS REQUIRED BY SECTION 10.02 OF THIS AGREEMENT OR APPROVED IN WRITING BY THE ADMINISTRATIVE AGENT, IF SUCH SETOFF OR ACTION OR PROCEEDING WOULD OR MIGHT (PURSUANT TO SECTIONS 580a, 580b, 580d AND 726 OF THE CALIFORNIA CODE OF CIVIL PROCEDURE OR SECTION 2924 OF THE CALIFORNIA CIVIL CODE, IF APPLICABLE, OR OTHERWISE) AFFECT OR IMPAIR THE VALIDITY, PRIORITY, OR ENFORCEABILITY OF THE LIENS GRANTED TO THE ADMINISTRATIVE AGENT PURSUANT TO THE COLLATERAL DOCUMENTS OR THE ENFORCEABILITY OF THE NOTES AND OTHER OBLIGATIONS HEREUNDER, AND ANY ATTEMPTED EXERCISE BY ANY LENDER OR ANY SUCH RIGHT WITHOUT OBTAINING SUCH CONSENT OF THE PARTIES AS REQUIRED ABOVE, SHALL BE NULL AND VOID. THIS PARAGRAPH SHALL BE SOLELY FOR THE BENEFIT OF EACH OF THE LENDERS AND THE ADMINISTRATIVE AGENT HEREUNDER.

Section 10.10 Governing Law; Jurisdiction; Consent to Service of Process.

(a) THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (OTHER THAN AS EXPRESSLY SET FORTH IN OTHER LOAN DOCUMENTS) AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (OTHER THAN AS EXPRESSLY SET FORTH IN THE OTHER LOAN DOCUMENTS), WHETHER IN TORT, CONTRACT (AT LAW OR IN EQUITY) OR OTHERWISE, SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK.

(b) EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF ANY U.S. FEDERAL OR NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN, IN THE CITY OF NEW YORK (OR ANY APPELLATE COURT THEREFROM) OVER ANY SUIT, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENTS AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING SHALL (EXCEPT AS PERMITTED BELOW) BE HEARD AND DETERMINED IN SUCH NEW YORK STATE OR, TO THE EXTENT PERMITTED BY LAW, FEDERAL COURT; PROVIDED THAT WITH RESPECT TO ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THE ACQUISITION AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY AND WHICH DO NOT INVOLVE ANY CLAIMS AGAINST THE ARRANGERS OR THE LENDERS, THIS SENTENCE SHALL NOT OVERRIDE ANY JURISDICTION PROVISION IN ANY OF THE ACQUISITION AGREEMENTS. THE PARTIES HERETO AGREE THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY REGISTERED MAIL ADDRESSED TO SUCH PERSON SHALL BE EFFECTIVE SERVICE OF PROCESS AGAINST SUCH PERSON FOR ANY SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. EACH PARTY HERETO AGREES THAT THE ADMINISTRATIVE AGENT AND THE LENDERS RETAIN THE RIGHT TO BRING PROCEEDINGS AGAINST ANY LOAN PARTY IN THE COURTS OF ANY OTHER JURISDICTION SOLELY IN CONNECTION WITH THE EXERCISE OF ANY RIGHTS UNDER ANY COLLATERAL DOCUMENT.

(c) EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (b) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY CLAIM OR DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION, SUIT OR PROCEEDING IN ANY SUCH COURT.

(d) TO THE EXTENT PERMITTED BY LAW, EACH LOAN PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE BY REGISTERED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL) DIRECTED TO ORION ENGINEERED CARBONS LLC, A LIMITED LIABILITY COMPANY ORGANIZED UNDER THE LAWS OF DELAWARE, LOCATED AT 379 INTERPACE PARKWAY, P.O. BOX 677, PARSIPPANY, NEW JERSEY 07054-0677, AS AGENT FOR SERVICE OF PROCESS PURSUANT TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, AND SUCH ENTITY HEREBY ACCEPTS SUCH APPOINTMENT. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER OR UNDER ANY LOAN DOCUMENT THAT SERVICE OF PROCESS WAS INVALID AND INEFFECTIVE. NOTHING IN THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

Section 10.11 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 10.12 Headings. Article and Section headings and the table of contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 10.13 Confidentiality. The Administrative Agent, each Lender and each Arranger agrees (and each Lender agrees to cause its SPC, if any) to maintain the confidentiality of the Confidential Information (as defined below), except that Confidential Information may be disclosed (a) to its and its Affiliates’ directors (or equivalent managers), officers, employees, independent auditors, or other agents, experts and advisors, including accountants, legal counsel and other advisors (collectively, the “Representatives”) on a “need to know” basis solely in connection with the transactions completed hereby and who are informed of the confidential nature of such Confidential Information and are or have been advised of their obligation to keep such Confidential Information of this type confidential; provided that such Person shall be responsible for its Affiliates’ and their Representatives’ compliance with this paragraph, (b) upon the demand or request of any regulatory (including any self-regulatory body, such as the National Association of Insurance Commissioners), governmental or administrative authority purporting to have jurisdiction over such Person or its Affiliates (in which case such Person shall except with respect to any audit or examination conducted by bank accountants or any Governmental Authority exercising examination or regulatory authority, to the extent permitted by law, (i) inform the Borrower Representative promptly in advance thereof and (ii) use commercially reasonable efforts to ensure that any such information so disclosed is accorded confidential treatment), (c) to the extent compelled by legal process in, or reasonably necessary to, the defense of such legal, judicial or administrative proceeding, in any legal, judicial or administrative proceeding or otherwise as required by applicable requirements of Law, rule or regulation (in which case such Person shall (i) to the extent permitted by law, inform the Borrower Representative promptly in advance thereof and (ii) use commercially reasonable efforts to ensure that any such information so disclosed is accorded confidential treatment), (d) in connection with the exercise of any remedies hereunder or under any other Loan Document or the enforcement of rights hereunder or thereunder, (e) to any other party to this Agreement, (f) subject to an acknowledgment and agreement by such recipient that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to the Borrower Representative, to (i) any Eligible Assignee of or Participant in, or any prospective Eligible Assignee of or Participant in, any of its rights or obligations under this Agreement, including any SPC (in each case other than a Disqualified Institution), (ii) any pledgee referred to in Section 9.05 or (iii) any actual or prospective, direct or indirect contractual counterparty (or its advisors) to any Derivative Transaction (including any credit default swap) or similar derivative product relating to the Loan Parties and their obligations subject to acknowledgment and agreement by such recipient that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to the Borrower Representative), (g) with the prior written consent of the Borrower Representative, (h) to Moody’s or S&P in connection with obtaining ratings for the Borrowers or the Credit Facility, (i) to the extent applicable and reasonably necessary or advisable, for purposes of establishing a “due diligence” defense and (j) to the extent such Confidential Information (X) becomes publicly available other than as a result of a breach of this Section by such Person, its Affiliates or their respective Representatives or (Y) becomes available to the Administrative Agent or any Lender on a non-confidential basis other than as a result of a breach of this Section from a source other than a Loan Party. For the purposes of this Section, “Confidential Information” means all information received relating to the Loan Parties and/or any of their subsidiaries and their respective businesses, the Sponsor or the Transactions (including any information obtained by the Administrative Agent, any Lender or any Arranger, or any of their respective Affiliates or Representatives, based on a review of the books and records relating to Parent and/or any of its subsidiaries and their respective Affiliates from time to time, including prior to the date hereof) other than any such information that is or becomes publicly available to the Administrative Agent, any Arranger or any Lender on a non-confidential basis prior to disclosure by any Loan Party. For the avoidance of doubt, in no event shall any disclosure of such Confidential Information be made to any Disqualified Institution (which was a Disqualified Institution at the time such disclosure was made).

Section 10.14 No Fiduciary Duty. Each of the Administrative Agent, the Arrangers and each Lender and their respective Affiliates (collectively, solely for purposes of this paragraph, the “Lenders”), may have economic interests that conflict with those of the Loan Parties, their stockholders and/or their respective Affiliates. Each Loan Party agrees that nothing in the Loan Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Lender, on the one hand, and any Loan Party, its respective stockholders or its respective Affiliates, on the other. The Loan Parties acknowledge and agree that: (i) the transactions contemplated by the Loan Documents (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between the Lenders, on the one hand, and each Loan Party, on the other, and (ii) in connection therewith and with the process leading thereto, (x) no Lender has assumed an advisory or fiduciary responsibility in favor of any Loan Party, its respective stockholders or its respective Affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Lender has advised, is currently advising or will advise any Loan Party, its respective stockholders or its respective Affiliates on other matters) or any other obligation to any Loan Party except the obligations expressly set forth in the Loan Documents and (y) each Lender is acting solely as principal and not as the agent or fiduciary of such Loan Party, its respective management, stockholders, creditors or any other Person. Each Loan Party acknowledges and agrees that such Loan Party has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. Each Loan Party agrees that it will not claim that any Lender owes a fiduciary or similar duty to such Loan Party in connection with such transaction or the process leading thereto.

Section 10.15 Several Obligations; Violation of Law. The respective obligations of the Lenders hereunder are several and not joint and the failure of any Lender to make any Loan or perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder.

Section 10.16 USA PATRIOT Act. Each Lender that is subject to the requirements of the USA PATRIOT Act hereby notifies the Loan Parties that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies each Borrower and each Guarantor, which information includes the name and address of each Loan Party and other information that will allow such Lender to identify the Loan Parties in accordance with the USA PATRIOT Act. This notice is given in accordance with the requirements of the USA PATRIOT Act and is effective as to the Administrative Agent and each Lender. Each Loan Party hereby acknowledges and agrees that the Administrative Agent shall be permitted to share any or all such information provided to the Administrative Agent pursuant to the USA PATRIOT Act with the Lenders.

Section 10.17 Disclosure. Each Loan Party and each Lender hereby acknowledges and agrees that the Administrative Agent and/or its Affiliates from time to time may hold investments in, make other loans to or have other relationships with any of the Loan Parties and their respective Affiliates.

Section 10.18 Appointment for Perfection. Each Lender hereby appoints each other Lender as its agent for the purpose of perfecting Liens, for the benefit of the Collateral Agent and the Lenders, in assets which, in accordance with Article 9 of the UCC or any other applicable law can be perfected only by possession. Should any Secured Party (other than the Collateral Agent) obtain possession of any such Collateral, such Lender shall notify the Administrative Agent thereof; and, promptly upon the Administrative Agent’s request therefor shall deliver such Collateral to the Collateral Agent or otherwise deal with such Collateral in accordance with the Administrative Agent’s instructions.

Section 10.19 Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

Section 10.20 Intercreditor Agreement; Appointment of Agents. REFERENCE IS MADE TO THE INTERCREDITOR AGREEMENT. EACH OF THE LENDERS, L/C ISSUERS AND (BY ACCEPTANCE OF THE COLLATERAL DOCUMENTS ) THE OTHER SECURED PARTIES HEREUNDER (a) ACKNOWLEDGES THAT IT HAS RECEIVED A COPY OF THE INTERCREDITOR AGREEMENT, (b) CONSENTS TO THE SUBORDINATION OF LIENS AND THE OTHER TERMS PROVIDED FOR IN THE INTERCREDITOR AGREEMENT, (c) AGREES THAT IT WILL BE BOUND BY AND WILL TAKE NO ACTIONS CONTRARY TO THE PROVISIONS OF THE INTERCREDITOR AGREEMENT AND (d) AUTHORIZES AND INSTRUCTS THE ADMINISTRATIVE AGENT TO ENTER INTO THE INTERCREDITOR AGREEMENT AS “ADMINISTRATIVE AGENT” AND AUTHORIZES AND INSTRUCTS THE COLLATERAL AGENT TO ENTER INTO THE INTERCREDITOR AGREEMENT AND THE COLLATERAL DOCUMENTS AS “SECURITY AGENT”, IN EACH CASE, FOR AND ON BEHALF OF SUCH PERSON, AND BY ITS ACCEPTANCE OF THE BENEFITS OF THE COLLATERAL DOCUMENTS, HEREBY ACKNOWLEDGES AND AGREES TO BE BOUND BY SUCH PROVISIONS. EACH OF THE LENDERS, L/C ISSUERS AND THE OTHER SECURED PARTIES ACKNOWLEDGES AND AGREES THAT THE LIENS OVER THE COLLATERAL MAY BE RELEASED IN ACCORDANCE WITH THE TERMS OF THE INTERCREDITOR AGREEMENT. THE PROVISIONS OF THIS SECTION 10.20 ARE NOT INTENDED TO SUMMARIZE ALL RELEVANT PROVISIONS OF THE INTERCREDITOR AGREEMENT. REFERENCE MUST BE MADE TO THE INTERCREDITOR AGREEMENT ITSELF TO UNDERSTAND ALL TERMS AND CONDITIONS THEREOF. EACH LENDER, L/C ISSUER AND OTHER SECURED PARTY IS RESPONSIBLE FOR MAKING ITS OWN ANALYSIS AND REVIEW OF THE INTERCREDITOR AGREEMENT AND THE TERMS AND PROVISIONS THEREOF, AND NEITHER THE ADMINISTRATIVE AGENT NOR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATION TO ANY LENDER, L/C ISSUER OR OTHER SECURED PARTY AS TO THE SUFFICIENCY OR ADVISABILITY OF THE PROVISIONS CONTAINED IN THE INTERCREDITOR AGREEMENT.

Section 10.21 Conflicts. Notwithstanding anything to the contrary contained herein, in any other Loan Document (but excluding the Intercreditor Agreement), in the event of any conflict or inconsistency between this Agreement and any other Loan Document (excluding the Intercreditor Agreement), the terms of this Agreement shall govern and control; provided that in the case of any conflict or inconsistency between the Intercreditor Agreement and any other Loan Document, the terms of the Intercreditor Agreement shall govern and control.

Section 10.22 Certain Undertakings with Respect to any Securitization Subsidiary.

(a) Each Agent and Lender agrees that, prior to the date that is one year and one day after payment in full of all of the obligations of the Securitization Subsidiary in connection with and under a Securitization, (i) such Agent and such Lender shall not be entitled, whether before or after the occurrence of any Event of Default, to (A) institute against, or join any other Person in instituting against, any Securitization Subsidiary any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding under the laws of the United States or any State thereof, (B) transfer and register the capital stock of any Securitization Subsidiary or any other instrument evidencing any Securitization Seller’s Retained Interest in the name of any Agent or a Secured Party or any designee or nominee thereof, (C) foreclose on any security interest in any Securitization Seller’s Retained Interest regardless of the bankruptcy or insolvency of any Borrower or any Subsidiary, (D) exercise any voting rights granted or appurtenant to such capital stock of any Securitization Subsidiary or any other instrument evidencing any Securitization Seller’s Retained Interest or (E) enforce any right that the holder of any such capital stock of any Securitization Subsidiary or any other instrument evidencing any Securitization Seller’s Retained Interest might otherwise have to liquidate, consolidate, combine, collapse or disregard the entity status of such Securitization Subsidiary, (ii) such Agent and such Lender hereby waives and releases any right to require (A) that any Securitization Subsidiary be in any manner merged, combined, collapsed or consolidated with or into any Borrower or any Subsidiary, including by way of substantive consolidation in a bankruptcy case or (B) that the status of any Securitization Subsidiary as a separate entity be in any respect disregarded and (iii) such Agent and such Lender agrees and acknowledges that the agent acting on behalf of the holders of securitization indebtedness of the Securitization Subsidiary is an express third party beneficiary with respect to Sections 10.22(a) and (b) and such agent shall have the right to enforce compliance by the Agents and the Lenders with Sections 10.22(a) and (b).

(b) Upon the transfer or purported transfer by any Borrower or any Subsidiary of Securitization Assets to a Securitization Subsidiary in a Securitization, any Liens with respect to such Securitization Assets arising under this Agreement or any Collateral Documents related to the Agreement shall automatically be released (and each of the Administrative Agent and the Collateral Agent, as applicable, is hereby authorized to execute and enter into any such releases and other documents as the Borrower Representative may reasonably request in order to give effect thereto).

ARTICLE XI.

[Reserved]

ARTICLE XII.

LOAN GUARANTY

Section 12.01 Guaranty. Each Guarantor hereby agrees that it is jointly and severally liable for, as primary obligor and not merely as surety, and absolutely and unconditionally and irrevocably guarantees to the Administrative Agent for the ratable benefit of the Secured Parties the full and prompt payment upon the failure of the Borrowers to do so, when and as the same shall become due, whether at stated maturity, upon acceleration or otherwise, and at all times thereafter, of the Secured Obligations (collectively the “Guaranteed Obligations”). Each Guarantor further agrees that the Guaranteed Obligations may be extended or renewed in whole or in part without notice to or further assent from it, and that it remains bound upon its guarantee notwithstanding any such extension or renewal (subject to any applicable government approvals). If any or all of the Guaranteed Obligations becomes due and payable hereunder, each Guarantor, unconditionally and irrevocably, promises to pay such Guaranteed Obligations to the Administrative Agent and/or the other Secured Parties, on demand, together with any and all expenses which may be incurred by the Administrative Agent and the other Secured Parties in collecting any of the Guaranteed Obligations, to the extent reimbursable in accordance with Section 10.03. Each Guarantor unconditionally and irrevocably guarantees the payment of any and all of the Guaranteed Obligations to the Secured Parties whether or not due or payable by the Borrowers upon the occurrence of any Event of Default specified in Sections 8.01(f) or 8.01(g), and in such event, irrevocably and unconditionally promises to pay such indebtedness to the Secured Parties, on demand, in lawful money of the U.S.

Section 12.02 Guaranty of Payment. This Loan Guaranty is a guaranty of payment and not of collection. Each Guarantor waives any right to require the Administrative Agent or any Lender to sue the Borrowers, any other Guarantor, any other guarantor, or any other Person obligated for all or any part of the Guaranteed Obligations (each, an “Obligated Party”), or otherwise to enforce its rights in respect of any Collateral securing all or any part of the Guaranteed Obligations. The Administrative Agent may enforce this Loan Guaranty upon the occurrence and during the continuance of an Event of Default.

Section 12.03 No Discharge or Diminishment of Loan Guaranty.

(a) Except as otherwise provided for herein, the obligations of each Guarantor hereunder are unconditional, irrevocable and absolute and not subject to any reduction, limitation, impairment or termination for any reason (other than as set forth in Section 12 of the Intercreditor Agreement), including: (i) any claim of waiver, release, extension, renewal, settlement, surrender, alteration, or compromise of any of the Guaranteed Obligations, by operation of law or otherwise; (ii) any change in the corporate existence, structure or ownership of any Borrower or any other guarantor of or other Person liable for any of the Guaranteed Obligations; (iii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting any Obligated Party, or their assets or any resulting release or discharge of any obligation of any Obligated Party; (iv) the existence of any claim, setoff or other rights which any Guarantor may have at any time against any Obligated Party, the Administrative Agent, any Lender or any other Person, whether in connection herewith or in any unrelated transactions; (v) any direction as to application of payments by any Borrower or by any other party; (vi) any other continuing or other guaranty, undertaking or maximum liability of a guarantor or of any other party as to the Guaranteed Obligations; (vii) any payment on or in reduction of any such other guaranty or undertaking; (viii) any dissolution, termination or increase, decrease or change in personnel by any Borrower or (ix) any payment made to any Secured Party on the Guaranteed Obligations which any such Secured Party repays to the Borrowers pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and each Guarantor waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding.

(b) Except for termination of a Guarantor’s obligations hereunder or as expressly permitted by Section 12 of the Intercreditor Agreement and, in the case of the Korean Guarantors, Section 12.13), the obligations of each Guarantor hereunder are not subject to any defense or setoff, counterclaim, recoupment, or termination whatsoever by reason of the invalidity, illegality, or unenforceability of any of the Guaranteed Obligations or otherwise, or any provision of applicable law or regulation purporting to prohibit payment by any Obligated Party, of the Guaranteed Obligations or any part thereof.

(c) Further, the obligations of any Guarantor hereunder are not discharged or impaired or otherwise affected by: (i) the failure of the Administrative Agent or any Secured Party to assert any claim or demand or to enforce any remedy with respect to all or any part of the Guaranteed Obligations; (ii) any waiver or modification of or supplement to any provision of any agreement relating to the Guaranteed Obligations; (iii) any release, non-perfection, or invalidity of any indirect or direct security for the obligations of the Borrowers for all or any part of the Guaranteed Obligations or any obligations of any other guarantor of or other Person liable for any of the Guaranteed Obligations; (iv) any action or failure to act by the Administrative Agent or any Secured Party with respect to any Collateral securing any part of the Guaranteed Obligations; or (v) any default, failure or delay, willful or otherwise, in the payment or performance of any of the Guaranteed Obligations, or any other circumstance, act, omission or delay that might in any manner or to any extent vary the risk of such Guarantor or that would otherwise operate as a discharge of any Guarantor as a matter of law or equity (other than as set forth in Section 12 of the Intercreditor Agreement).

Section 12.04 Defenses Waived. To the fullest extent permitted by applicable law, and except for termination of a Guarantor’s obligations hereunder or as expressly permitted by Section 12 of the Intercreditor Agreement and, in the case of the Korean Guarantors, Section 12.13, each Guarantor hereby waives any defense based on or arising out of any defense of any Borrower or any other Guarantor or arising out of the disability of any Borrower or any other Guarantor or any other party or the unenforceability of all or any part of the Guaranteed Obligations or any part thereof from any cause, or the cessation from any cause of the liability of any Borrower or any other Guarantor. Without limiting the generality of the foregoing, each Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and, to the fullest extent permitted by law, any notice not provided for herein, including notices of nonperformance, notices of protest, notices of dishonor, notices of acceptance of this Loan Guaranty, and notices of the existence, creation or incurring of new or additional Guaranteed Obligations, as well as any requirement that at any time any action be taken by any Person against any Obligated

Party, or any other Person, including any right (except as shall be required by applicable statute and cannot be waived) to require any Secured Party to (i) proceed against any Borrower, any other guarantor or any other party, (ii) proceed against or exhaust any security held from any Borrower, any other Guarantor or any other party or (iii) pursue any other remedy in any Secured Party’s power whatsoever. The Administrative Agent may, at its election, foreclose on any Collateral held by it by one or more judicial or nonjudicial sales, whether or not every aspect of any such sale is commercially reasonable (to the extent permitted by applicable law), accept an assignment of any such Collateral in lieu of foreclosure or otherwise act or fail to act with respect to any Collateral securing all or a part of the Guaranteed Obligations, and the Administrative Agent may, at its election, compromise or adjust any part of the Guaranteed Obligations, make any other accommodation with any Obligated Party or exercise any other right or remedy available to it against any Obligated Party, or any security, without affecting or impairing in any way the liability of such Guarantor under this Loan Guaranty except as otherwise provided in Section 12 of the Intercreditor Agreement. To the fullest extent permitted by applicable law, each Guarantor waives any defense arising out of any such election even though that election may operate, pursuant to applicable law, to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against any Obligated Party or any security.

Section 12.05 Authorization. The Guarantors authorize the Secured Parties without notice or demand (except as shall be required by applicable statute and cannot be waived), and without affecting or impairing its liability hereunder (except as set forth in Section 12 of the Intercreditor Agreement), from time to time to:

(a) change the manner, place or terms of payment of, and/or change or extend the time of payment of, renew, increase, accelerate or alter, any of the Guaranteed Obligations (including any increase or decrease in the principal amount thereof or the rate of interest or fees thereon), any security therefor, or any liability incurred directly or indirectly in respect thereof, and this Loan Guaranty shall apply to the Guaranteed Obligations as so changed, extended, renewed or altered;

(b) take and hold security for the payment of the Guaranteed Obligations and sell, exchange, release, impair, surrender, realize upon or otherwise deal with in any manner and in any order any property by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, the Guaranteed Obligations or any liabilities (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and/or any offset there against;

(c) exercise or refrain from exercising any rights against any of the Borrowers, any other Loan Party or others or otherwise act or refrain from acting;

(d) release or substitute any one or more endorsers, guarantors, the Borrowers, other Loan Parties or other obligors;

(e) settle or compromise any of the Guaranteed Obligations, any security therefor or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and may subordinate the payment of all or any part thereof to the payment of any liability (whether due or not) of any Borrower to their creditors other than the Secured Parties;

(f) apply any sums by whomsoever paid or howsoever realized to any liability or liabilities of the Borrowers to the Secured Parties regardless of what liability or liabilities of the Borrowers remain unpaid;

(g) consent to or waive any breach of, or any act, omission or default under, this Agreement, any other Loan Document, any Hedge Agreement or any of the instruments or agreements referred to herein or therein, or otherwise amend, modify or supplement this Agreement, any other Loan Document, any Hedge Agreement or any of such other instruments or agreements; and/or

(h) take any other action which would, under otherwise applicable principles of common law, give rise to a legal or equitable discharge of the Guarantors from their respective liabilities under this Loan Guaranty.

Section 12.06 Rights of Subrogation. No Guarantor will assert any right, claim or cause of action, including a claim of subrogation, contribution or indemnification that it has against any Loan Party in respect of this Loan Guaranty until the occurrence of the Termination Date.

Section 12.07 Reinstatement; Stay of Acceleration. If at any time any payment of any portion of the Guaranteed Obligations is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, or reorganization of any Borrower or otherwise, each Guarantor’s obligations under this Loan Guaranty with respect to that payment shall be reinstated at such time as though the payment had not been made. If acceleration of the time for payment of any of the Guaranteed Obligations is stayed upon the insolvency, bankruptcy or reorganization of any Borrower, all such amounts otherwise subject to acceleration under the terms of any agreement relating to the Guaranteed Obligations shall nonetheless be payable by the other Guarantors forthwith on demand by the Administrative Agent.

Section 12.08 Information. Each Guarantor assumes all responsibility for being and keeping itself informed of the Borrowers’ financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks that each Guarantor assumes and incurs under this Loan Guaranty, and agrees that none of the Administrative Agent, any Lender or any other Secured Party shall have any duty to advise any Guarantor of information known to it regarding those circumstances or risks.

Section 12.09 Maximum Liability. It is the desire and intent of the Guarantors and the Secured Parties that this Loan Guaranty shall be enforced against the Guarantors to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. The provisions of this Loan Guaranty are severable, and in any action or proceeding involving any state corporate law, or any state, Federal or foreign bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of any Guarantor under this Loan Guaranty would otherwise be held or determined to be avoidable, invalid or unenforceable on account of the amount of such Guarantor’s liability under this Loan Guaranty, then, notwithstanding any other provision of this Loan Guaranty to the contrary, the amount of such liability shall, without any further action by the Guarantors or the Secured Parties, be automatically limited and reduced to the highest amount that is valid and enforceable as determined in such action or proceeding (such highest amount determined hereunder being the relevant Guarantor’s “Maximum Liability”). Each Guarantor agrees that the Guaranteed Obligations may at any time and from time to time exceed the Maximum Liability of each Guarantor without impairing this Loan Guaranty or affecting the rights and remedies of the Secured Parties hereunder; provided that nothing in this sentence shall be construed to increase any Guarantor’s obligations hereunder beyond its Maximum Liability.

Section 12.10 Limitation of Liability for German Guarantors.

(a) Notwithstanding anything to the contrary in any Loan Document, if and to the extent that the guaranty pursuant to this Article 12 (the “German Guarantor Guaranty”), or any liability, indemnity or other payment obligation under the Loan Documents, of a German Guarantor established as a limited liability company (Gesellschaft mit beschränkter Haftung – GmbH), guarantees or secures liabilities owed by a direct or indirect shareholder of the German Guarantor or by any wholly owned subsidiary of such direct or indirect shareholder (other than the German Guarantor itself and its subsidiaries), the enforcement of the German Guarantor Guaranty shall be limited to an amount which would not have the effect of reducing the German Guarantor’s net assets (Reinvermögen) (the “Net Assets”) to an amount of less than its stated share capital (Stammkapital) or, if the Net Assets are already an amount of less than its stated share capital, of causing such amount to be further reduced (a “Capital Impairment”).

(b) The amount of the Net Assets shall be determined in accordance with the German Commercial Code (Handelsgesetzbuch, the “HGB”) consistently applied by the relevant German Guarantor in preparing its unconsolidated balance sheets (Jahresabschluss) according to section 42 of the German Limited Liability Company Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung, the “GmbHG”) and sections 242, 264 of the HGB in the previous years, provided that:

(i) any amounts not available for distribution to the shareholders of the German Guarantor in accordance with section 268 para. 8 of the HGB shall be deducted when calculating the amount of the Net Assets of the German Guarantor;

(ii) the amount of any increase of the stated share capital (Stammkapital) of such German Guarantor carried out after the date of this Agreement and made from retained earnings (Kapitalerhöhung aus Gesellschaftsmitteln) or in violation of the provisions of this Agreement shall be deducted from the relevant stated share capital (Stammkapital) of the German Guarantor; and

(iii) loans and other liabilities incurred by such German Guarantor in violation of the provisions of this Agreement and financial indebtedness from shareholder loans shall be disregarded in calculating the liabilities of the German Guarantor.

(c) In a situation where the Administrative Agent or the other Secured Parties would, but for this Section 12.10, be entitled to and seek to enforce the German Guarantor Guaranty, such German Guarantor shall upon demand of the Administrative Agent, and to the extent necessary to discharge its obligations under this German Guarantor Guaranty, realise any and all of its assets that are shown in the balance sheet with a book value (Buchwert) that is significantly lower than the market value of the asset if such asset is not necessary for its business (nicht betriebsnotwendig) provided that such realisation is legally permitted.

(d) The limitations set out in clause (a) above shall not apply to any German Guarantor Guaranty for Loans to the extent such Loans are on-lent, or otherwise passed on, to the respective German Guarantor or any of its subsidiaries and are not repaid at the day of a payment demand under the German Guarantor Guaranty.

(e) The limitations set out in clause (a) above shall not apply in case of a Capital Impairment if and to the extent:

(i) the German Guarantor has concluded a domination agreement (Beherrschungsvertrag) or a profit transfer agreement (Gewinnabführungsvertrag), each within the meaning of section 291 of the German Act on Stock Corporations (Aktiengesetz), with the German Guarantor as dominated entity (beherrschtes Unternehmen) (a “DPTA”), if and to the extent the existence of such DPTA leads to the inapplicability of Section 30 para.1 sentence 1 GmbHG; or

(ii) the payments by the German Guarantor under the German Guarantor Guaranty are covered by a valuable consideration or recourse claim (vollwertiger Gegenleistungs- oder Rückgewähranspruch) against any of its direct or indirect shareholders or the Loan Party for whose liabilities the German Guarantor Guaranty was taken out; or

(iii) the German Guarantor has not abided to any of its obligations pursuant to paragraph (c) above.

(f) The limitations set out in clause (a) above shall only apply to amounts demanded under the German Guarantor Guaranty if:

(i) within 15 Business Days (for the purposes of this clause (f) only, the term “Business Day” shall mean any banking day (Bankarbeitstag) of the German Central Bank (Bundesbank)) following the receipt by the German Guarantor of a payment demand under the German Guarantor Guaranty, such amounts have been confirmed by the managing directors on behalf of such German Guarantor in writing to the Administrative Agent of not being enforceable because of causing a Capital Impairment (taking into account the adjustments set out above) and such confirmation is supported by evidence reasonably satisfactory to the Administrative Agent, e.g. interim financial statements (Stichtagsbilanz) and a detailed calculation of its Net Assets (the “Management Determination”); or

(ii) the Administrative Agent disagrees with the Management Determination and notifies the German Guarantor accordingly in writing (the “Contesting Notice”), within 20 Business Days following the receipt by the German Guarantor of such Contesting Notice, such amounts have been determined by a firm of auditors of international standing and reputation appointed by the relevant German Guarantor or any other auditor appointed by the relevant German Guarantor and approved by the Administrative Agent (the “Auditors’ Determination”) of not being enforceable because of causing a Capital Impairment (taking into account the adjustments set out above). Upon delivery of the Auditors’ Determination the relevant German Guarantor shall promptly pay such additional amounts under the German Guarantor Guaranty that have been demanded but not been paid on the basis of the Management Determination, and that the Auditors’ Determination confirms can be paid without exceeding the limitations set out in paragraph (i) above.

(g) If and to the extent that the German Guarantor Guaranty has been enforced without regard to the limitation set forth in clause (a) above because (1) the Management Determination or the Auditors’ Determination was not delivered to the Administrative Agent within the relevant time frame set out in clause (f) above, or (2) the amount of the available Net Assets pursuant to the Auditors’ Determination is lower than the amount stated in the Management Determination, the Administrative Agent and the other Secured Parties shall, upon written demand of the relevant German Guarantor to the Administrative Agent, such demand to be made no later than six months after the enforcement of the German Guarantor Guaranty, repay such amounts (if and to the extent already paid to the Collateral Agent or the other Secured Parties) which exceed the amounts calculated in the Auditors’ Determination as necessary to avoid a Capital Impairment of such German Guarantor provided that the Administrative Agent shall repay such amounts to the extent either not distributed to the other Secured Parties pursuant to the terms of the Loan Documents, or if already distributed, to the extent such Secured Party has repaid the distributed amount to the Administrative Agent.

(h) In addition to the restrictions set out in this Section 12.10, if a German Guarantor demonstrates that, according to decisions of the German Federal Supreme Court (Bundesgerichtshof) or a higher regional court of appeals (Oberlandesgericht), the enforcement of the Guaranty against such German Guarantor would result in personal liability of its managing director(s) for a reimbursement of payments made under the Guaranty (including pursuant to section 64 sentence 3 GmbHG or section 826 of the German Civil Code (Bürgerliches Gesetzbuch)), the Administrative Agent shall only be entitled to enforce the Guaranty to the extent possible without the managing directors incurring such liability. In case of a limitation on the enforcement of the German Guarantor Guaranty pursuant to the preceding sentence, the German Guarantor shall take all reasonable measures (including measures pursuant to paragraph (c) above) in order to increase the German Guarantor’s liquidity (Zahlungsfähigkeit) to the extent necessary to satisfy the amounts demanded under the German Guarantor Guaranty.

(i) The provisions in clauses (a) to (h) above shall apply, mutatis mutandis, to any German Guarantor being a limited partnership (Kommanditgesellschaft) with a limited liability company as its general partner (GmbH & Co. KG), provided that any Capital Impairment shall be determined in relation to any of its general partners and the sum of their Net Assets.

(j) Nothing in this Section 12.10 shall limit the enforceability (subject to the restrictions set forth in this Section 12.10) legality or validity of the German Guarantor Guaranty nor prevent the Administrative Agent from claiming in court that the provision of any German Guarantor Guaranty and/or demanding payment under any German Guarantor Guaranty does not fall within the scope of any statutory limitations. Neither shall the Administrative Agent’s rights to any remedies it may have against any Guarantor be limited if any statutory limitations are determined by any competent court to be inapplicable. The agreement of the Administrative Agent to abstain from demanding (partial) payment under a German Guarantor Guaranty in accordance with the provisions above shall not constitute a waiver (Verzicht) of any security right granted under this Agreement or any other Loan Document to the Administrative Agent or the Collateral Agent or a definite defense (Einwendung) of any German Guarantor against any of the secured obligations other than expressly set out herein.

Section 12.11 Contribution. In the event any Guarantor (a “Paying Guarantor”) shall make any payment or payments under this Loan Guaranty or shall suffer any loss as a result of any realization upon any Collateral granted by it to secure its obligations under this Loan Guaranty, each other Guarantor (other than a French Guarantor) (each a “Non-Paying Guarantor”) shall contribute to such Paying Guarantor an amount equal to such Non-Paying Guarantor’s “Guarantor Percentage” of such payment or payments made, or losses suffered, by such Paying Guarantor. For purposes of this Article 10, each Non-Paying Guarantor’s “Guarantor Percentage” with respect to any such payment or loss by a Paying Guarantor shall be determined as of the date on which such payment or loss was made by reference to the ratio of (a) such Non- Paying Guarantor’s Maximum Liability as of such date (without giving effect to any right to receive, or obligation to make, any contribution hereunder) or, if such Non-Paying Guarantor’s Maximum Liability has not been determined, the aggregate amount of all monies received by such Non-Paying Guarantor from any Borrower after the date hereof (whether by loan, capital infusion or by other means) to (b) the aggregate Maximum Liability of all Guarantors (other than the French Guarantors) hereunder (including such Paying Guarantor) as of such date (without giving effect to any right to receive, or obligation to make, any contribution hereunder), or to the extent that a Maximum Liability has not been determined for any Guarantor, the aggregate amount of all monies received by such Guarantors (other than the French Guarantors) from any Borrower after the date hereof (whether by loan, capital infusion or by other means). Nothing in this provision shall affect any Guarantor’s several liability for the entire amount of the Guaranteed Obligations (up to such Guarantor’s Maximum Liability). Each of the Guarantors covenants and agrees that its right to receive any contribution under this Loan Guaranty from a Non-Paying Guarantor shall be subordinate and junior in right of payment to the Secured Obligations until the Termination Date. This provision is for the benefit of the Administrative Agent, the Lenders and the other Secured Parties and may be enforced by any one, or more, or all of them in accordance with the terms hereof.

Section 12.12 Limitation on Loan Guaranty by French Guarantor. The Guarantee of the Secured Obligations given by each French Guarantor is subject to the following limitations:

(a) Each French Guarantor shall guarantee the payment obligations under the Loan Documents of each of its direct or indirect Subsidiaries which are or become Loan Parties from time to time under the Loan Documents and incurred by those Subsidiaries (i) as Borrowers only, but not as Guarantors (if they are not French Loan Parties) or (ii) as Borrowers and/or, subject to the provisions of paragraph (b) below, Guarantors (if they are French Loan Parties);

(b) Each French Guarantor shall guarantee the payment obligations under the Loan Documents of the other Loan Parties that are not direct or indirect Subsidiaries of such French Guarantor, provided that in such case such Guarantee shall be limited to the payment obligations of such other Loan Parties not exceeding an amount equal to the aggregate of all amounts borrowed by such French Guarantor by way of intra-group loans directly or indirectly from any other Loan Party out of the proceeds of the Loans and outstanding at the date a demand is made to such French Guarantor under its Guarantee of the Secured Obligations (the “Maximum Guaranteed Amount”), it being understood that, notwithstanding any other provisions of this Agreement, in particular Section 12.06 above, or any provisions of the Intercreditor Agreement, any payment made by such French Guarantor under any Guarantee of the Secured Obligations in respect of the payment obligations of any other Loan Party shall immediately reduce pro tanto the amount outstanding under such intra-group loans due by such French Guarantor under such intra-group loan arrangements referred to above;

(c) For the purpose of the foregoing provisions, any French Guarantor shall, promptly following a request from the Administrative Agent or the Collateral Agent, provide to such Agent details of the total outstanding amounts on-lent to such French Guarantor, or on-lent to a direct or indirect French Subsidiary of said French Guarantor as contemplated above;

(d) For the avoidance of doubt, any payment made by a French Guarantor under paragraph (b) of this Section 12.12 shall reduce the Maximum Guaranteed Amount;

(e) The obligations of any French Guarantor under any Guarantee of the Secured Obligations shall not extend to include any obligations or liabilities if to do so would constitute a breach of the financial assistance prohibitions within the meaning of Article L.225-216 of the French Code de commerce and/or would constitute a misuse of corporate assets within the meaning of Article L.241-3, L.242-6 or L.244-1 of the French Code de commerce or any other Law having the same effect, as interpreted by French courts; and

(f) It is acknowledged that each French Guarantor is not acting jointly and severally with the other Guarantors and shall not be considered as co-débiteur solidaire as to their obligations pursuant to the Guarantee of the Secured Obligations given in accordance herewith.

Section 12.13 Limitation on Guarantee by Korean Guarantors.

(a) In the case of each Korean Guarantor, under this Article XII, the Guarantee of the Secured Obligations given by each Korean Guarantor shall be limited to the outstanding amount borrowed by the Korean Guarantor under its Korean Intercompany Loan Agreement;

(b) Upon repayment of the principal amount of its Korean Intercompany Loans, together with accrued interest, each Korean Guarantor shall be released from any and all obligations under this Article XII;

(c) To the extent that a part or all of its obligations under this Article XII are enforced, the amount of each Korean Guarantor’s Korean Intercompany Loans shall be deemed to have been reduced proportionately for this purpose of this Section 12.13; and

(d) Notwithstanding anything to the contrary contained in this Agreement, each Korean Guarantor’s obligations under this Article XII shall only become enforceable upon failure by such Korean Guarantor to repay the full amount of its Korean Intercompany Loan within 60 days of the receipt of written notice for payment by its Korean Intercompany Lender pursuant to the Korean Intercompany Loan Agreement.

Section 12.14 Limitation of Liability for Swedish Guarantors. The obligations of any Guarantor incorporated under the laws of Sweden shall be limited if (and only if) required by an application of the provisions set out in Chapter 17 Section 1-4 and Chapter 21 Sections 1-3 and 5 of the Swedish Companies Act (Sw. aktiebolagslagen) (2005:551), or its equivalent in force from time to time regulating prohibited loans and guarantees and distribution of assets (including profits and dividends and any other form of transfer of value (Sw. värdeöverföring) within the meaning of the Swedish Companies Act) and it is understood that the liability of the relevant Guarantors under this Agreement only applies to the maximum extent permitted by the above provisions of the Swedish Companies Act. This Section 12.14 shall supersede anything to the contrary in this Agreement or the other Loan Documents.

Section 12.15 Disposition and Release of Assets Subject to Swedish Collateral. The release of or any action otherwise affecting the validity of any security interest of the Secured Parties under any Swedish law governed Collateral Documents (the “Swedish Collateral”) will always be subject to the prior written consent of the Collateral Agent. Each Secured Party authorizes the Collateral Agent, in its discretion, to give such consent on its behalf and, subject to such consent being given by the Collateral Agent, to release the applicable Swedish Collateral without notification or further reference to the Secured Parties. The Collateral Agent shall have no liability to any Person, including without limitation, any Secured Party, for any releases of any Swedish Collateral believed by the Collateral Agent, in it sole discretion, to be authorized. This provision shall supersede any conflicting provisions in this Agreement or the other Loan Documents.

Section 12.16 Limitation on Guaranty by Luxembourg Guarantor.

(a) Notwithstanding anything to the contrary contained in this Agreement or in any other Loan Documents, the aggregate obligations and exposure of a Luxembourg Guarantor in respect of the obligations of a member of the Restricted Group which is not a direct or indirect subsidiary of such Luxembourg Guarantor shall be limited at any time to an aggregate amount not exceeding 95% of the greater of:

(i) an amount equal to the sum of the Luxembourg Guarantor’s Net Assets and its subordinated debt (dettes subordonnées), as reflected in the financial information of the Luxembourg Guarantor available to the Administrative Agent as at the date of this Agreement (or for any future Luxembourg Guarantor its accession as a Guarantor), including, without limitation, its most recently and duly approved financial statements (comptes annuels) and any (unaudited) interim financial statements signed by its board of managers (gérants); and

(ii) an amount equal to the sum of the Luxembourg Guarantor’s Net Assets and its subordinated debt (dettes subordonnées), as reflected in the financial information of the Luxembourg Guarantor available to the Administrative Agent as at the date the guarantee is called , including, without limitation, its most recently and duly approved financial statements (comptes annuels) and any (unaudited) interim financial statements signed by its board of managers (gérants).

(b) For this purpose, “Net Assets” shall mean all the assets (actifs) of the Luxembourg Guarantor minus its liabilities (provisions et dettes) as valued either (i) at the fair market value determined by an independent third party appointed by the Administrative Agent, or (ii) if no such market value has been determined, in accordance with Luxembourg generally accepted accounting principles (Lux GAAP) or IFRS, as applicable, and the relevant provisions of the Luxembourg Act of 19 December 2002 on the Register of Commerce and Companies, on accounting and on annual accounts of the companies, as amended.

(c) The limitation set forth as paragraph (a) above shall not apply to any amounts borrowed under this Agreement and made available, in any form whatsoever, to such Luxembourg Guarantor or any of its direct or indirect subsidiaries.

Section 12.17 Limitation of Liability for Polish Guarantor.

(a) The obligations and liability of Polish Guarantor, under this Article XII shall, in all circumstances, be limited to the extent that they do not result in Polish Guarantor’s insolvency in the accordance with Article 11 §2 of the Polish Bankruptcy and Restructuring Law dated 28 February 2003 (Journal of Laws of 2012, item 1112, as amended).

(b) In addition to the provisions of paragraph (a) above, the liability of the Polish Guarantor under this Article XII shall be limited to the extent required to ensure that any payment under this Article XII does not, (i) in case of a limited liability company (spółka z ograniczoną odpowiedzialnością), result in a reduction of its assets necessary to cover in full its share capital pursuant to article 189 par. 2 of the Polish Commercial Code dated 15 September 2000 (Journal of Laws of 2013, item 1030 as amended); or (ii) in case of a joint stock company (spółka akcyjna), result in a breach of article 344 or article 345 § 2 to §5 of the Polish Commercial Code dated 15 September 2000 (Journal of Laws of 2013., item 1030 as amended).

(c) The limitation in this Section 12.17 shall not apply if at least one of the following circumstances occurs:

(i) an Event of Default occurs and is continuing, irrespective of whether it occurred before or after a Polish Guarantor became insolvent within the meaning of Article 11 section 2 of the Polish Bankruptcy and Restructuring Law; or

(ii) liabilities of a Polish Guarantor other than those under the Loan Documents result in its insolvency within the meaning of Article 11 section 2 of the Polish Bankruptcy and Restructuring Law; or

(iii) Polish law is amended in such a manner that balance sheet insolvency as provided for in Article 11 section 2 of the Polish Bankruptcy and Restructuring Law (as in force on the date of this Agreement) no longer gives grounds for bankruptcy or no longer obliges the representatives of any Polish Guarantor to file for bankruptcy.

Section 12.18 Limitation of Liability for Italian Guarantors.

(a) In this Section 12.18:

“Acquisition Facilities” means the Facilities the purpose or the actual use of which is, directly or indirectly, the acquisition of the Adjusted Group or the subscription of any shares of any member thereof;

“Controlling Person” means, in respect of an Italian Company, any person (which is not a member of the Adjusted Group) directly or indirectly controlling such Italian Company;

“Guarantee Date” means, in relation to any Italian Guarantor, the date it has entered into or it has acceded to, as the case may be, this Agreement as a Guarantor;

“Italian Guarantor” means a Guarantor incorporated in Italy;

“Italian Company” means any member of the Adjusted Group incorporated in Italy;

“Non-Acquisition Facilities” means any facilities which are not Acquisition Facilities;

(b) The obligations of each Italian Guarantor under this Article 12 in respect of the obligations of any Obligor which is not a Subsidiary of such Italian Guarantor pursuant to article 2359 of the Italian Civil Code, shall not exceed an amount equal to the greater of:

(i) €4,735,000,000; and

(ii) the aggregate of (A) the aggregate amount of any Facility at any time made available to such Italian Guarantor (or any of its direct or indirect subsidiaries pursuant to article 2359 of the Italian Civil Code) as Borrower under this Agreement and outstanding at the date of the enforcement of the guarantee given pursuant to this Article 12 plus (B) the aggregate maximum amount of any intercompany loans (or other financial support in any form) advanced or made available to such Italian Guarantor (or any of its direct or indirect subsidiaries pursuant to article 2359 of the Italian Civil Code) by any Obligor and outstanding at the date of the enforcement of the guarantee given pursuant to this Article 12 as resulting from time to time from the latest financial statements (bilancio di esercizio) duly approved by the shareholders meeting of such Italian Guarantor and/or any of its direct or indirect subsidiaries, as the case may be less the aggregate amount that, at the time of the enforcement of the guarantee provided for under this Agreement, has already been paid – unconditionally and irrevocably – by any of the Loan Parties as a result of a demand under the guarantee granted hereunder; provided that, in order to comply with the provisions of Italian law in relation to financial assistance (namely, article 2358 and/or article 2474, as the case may be, of the Italian Civil Code), no Italian Company shall be liable as a Guarantor under this Agreement in relation to (x) the obligations of any Obligor as Borrower or as Guarantor in respect of any Acquisition Facilities; (y) the obligations of any Controlling Person as Borrower or as Guarantor in respect of any Non-Acquisition Facility in excess of an amount equal to the amount: (i) which, at any time, is drawn and outstanding in aggregate under any intercompany loans between such Italian Company, as borrower, and such Controlling Person, as lender; and (ii) which the Italian Company is entitled to set-off against its claims of recourse or subrogation (“regresso” or “surrogazione”) arising as a result of any payment made by such Italian Company under the guarantee given pursuant to this Article 12 (the “Set-Off Right”); and (z) the obligations of any Obligor under any guarantee given by such Obligor under the guarantee given pursuant to this Article 11.13 in respect of the obligations referred to in paragraph (b) above.

(c) For the purposes of paragraph (b)(ii)(B) above, any provision establishing a deferral of Guarantors’ rights in any Finance Documents shall not prejudice, and will not apply to, the Set-Off Right.

(d) In any event, pursuant to article 1938 of the Italian Civil Code, the maximum amount that any Italian Guarantor may be required to pay in respect of its obligations as Guarantor under this Agreement shall not exceed 150% of the Aggregate Commitments.

Section 12.19 Liability Cumulative. The liability of each Guarantor under this Article 10 is in addition to and shall be cumulative with all liabilities of such Guarantor to the Administrative Agent and the Lenders under this Agreement and the other Loan Documents to which such Guarantor is a party or in respect of any obligations or liabilities of the other Guarantors, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

Section 12.20 Keepwell. Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Guarantor to honor all of its obligations under this Loan Guaranty in respect of Swap

Obligations (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 12.20 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 12.20, or otherwise under this Loan Guaranty, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Section 12.20 shall remain in full force and effect so long as any Lender shall have any Commitment hereunder, any Loan or other Obligation (other than contingent indemnification obligations as to which no claim has been asserted and obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements) hereunder shall remain unpaid or unsatisfied, or any Letter of Credit shall remain outstanding (other than Letters of Credit which have been Cash Collateralized). Each Qualified ECP Guarantor intends that this Section 12.20 constitute, and this Section 12.20 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Guarantor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the date first written above.

GERMAN BORROWER:

ORION ENGINEERED CARBONS GMBH, a Gesellschaft mit beschränkter Haftung organized under the laws of Germany

By:	/s/ Charles Herlinger
Name:	Charles Herlinger
Title:	Managing Director

By:	/s/ Jacky Clem
Name:	Jacky Clem
Title:	Managing Director

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U.S. BORROWER:

OEC FINANCE US LLC, a Delaware limited liability company

By: ORION ENGINEERED CARBONS BONDCO GMBH, its sole member

By:	/s/ Charles Herlinger
Name:	Charles Herlinger
Title:	Managing Director

By:	/s/ Jacky Clem
Name:	Jacky Clem
Title:	Managing Director

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HOLDINGS:

ORION ENGINEERED CARBONS HOLDINGS GMBH, a Gesellschaft mit beschränkter Haftung organized under the laws of Germany

By:	/s/ Charles Herlinger
Name:	Charles Herlinger
Title:	Managing Director

By:	/s/ Jacky Clem
Name:	Jacky Clem
Title:	Managing Director

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INTERMEDIATE HOLDINGS:

ORION ENGINEERED CARBONS BONDCO GMBH, a Gesellschaft mit beschränkter Haftung organized under the laws of Germany

By:	/s/ Charles Herlinger
Name:	Charles Herlinger
Title:	Managing Director

By:	/s/ Jacky Clem
Name:	Jacky Clem
Title:	Managing Director

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PARENT:

ORION ENGINEERED CARBONS S. À R.L., a private limited liability company (société à responsabilité limitée) (to be converted into a public limited liability company (société anonyme)) organized and established under the laws of Luxembourg

By:	/s/ Virginia Strelen
Name:	Virginia Strelen
Title:	Class C Manager

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GUARANTORS:

ORION ENGINEERED CARBONS INTERNATIONAL GMBH

By:	/s/ Charles Herlinger
Name:	Charles Herlinger
Title:	Managing Director

By:	/s/ Jacky Clem
Name:	Jacky Clem
Title:	Managing Director

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ORION ENGINEERED CARBONS USA HOLDCO LLC

By: ORION ENGINEERED CARBONS INTERNATIONAL GMBH, its sole member

By:	/s/ Charles Herlinger
Name:	Charles Herlinger
Title:	Managing Director

By:	/s/ Jacky Clem
Name:	Jacky Clem
Title:	Managing Director

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ORION ENGINEERED CARBONS LLC

By:	/s/ Mark Leigh
Name:	Mark Leigh
Title:	Manager

By:	/s/ Jacky Clem
Name:	Jacky Clem
Title:	Manager

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the date first written above.

GOLDMAN SACHS BANK USA, as a Lender and as Administrative Agent

By:	/s/ Alisdair Fraser
Name:	Alisdair Fraser
Title:	Duly Authorized Signatory

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the date first written above.

FIFTH THIRD BANK, as a Lender
By:	/s/ Timothy J. McGuire
Name:	Timothy J. McGuire
Title:	Vice President

Notice Information: Fifth Third Bank 600 Superior Ave, MD: A6514D Cleveland, Ohio USA 44114 Fax: 216-274-5145 Email: Tim.McGuire@53.com Attention: Tim McGuire

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the date first written above.

CREDIT INDUSTRIEL ET COMMERCIAL, as a Lender

By:	/s/ Fabritzia Capurro	/s/ R. Hewson
	Fabritzia Capurro Acquisition Finance, Director	R. Hewson Director, Acquisition Finance
Notice Information: Veritas House, 125 Finsbury Pavement, London EC2A 1HX Fax: +44 (0) 20 7454 5466 Fabritzia.Capurro @london.cic.fr

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the date first written above.

HSBC TRINKAUS & BURKHARDT AG as a Lender

By:	/s/ Daniel Premm
Name:	Daniel Premm
Title:	Regional Head CMB

Notice Information: HSBC Trinkaus & Burkhardt AG Königsallee 21/23 40212 Düsseldorf Germany Email: loanops@hsbctrinkaus.de Fax:+49 211 910 98017 Attention: Monika Rieks / Pascal Dresel

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the date first written above.

DZ BANK AG, LONDON BRANCH, as a Lender

By:	/s/ Oliver Stiekel	/s/ Avi Amar
Name:	Oliver Stiekel	Avi Amar
Title:	Duly Authorized Signatory

Notice Information: Address: DZ BANK AG, London Branch, 150 Cheapside, London EC2V 6ET Fax: +44 20 7776-6006 Email: Oliver.stiekel@idzbank.de, avi.amar@dzbank.de, ilhan.kirpik@dzbank.de

[Signature Page to Credit Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the date first written above.

MEDIOBANCA INTERNATIONAL (LUXEMBOURG) S.A., as a Lender

By:	/s/ Martin E. Bloch	/s/ Christian Andrae
Name:	Martin E. Bloch	Christian Andrae
Title:	Director	VP

Notice Information:

Mediobanca International (Luxembourg) S.A.

4, Boulevard Joseph II -

L 1840-

Luxembourg

FAX: +352 26730 308

Email:

MBLUX.MIDDLEOFFICE@MEDIOBANCA.COM

Attention: Davide Agnolin, Kevin Cassone

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the date first written above.

UNICREDIT BANK AG, as a Lender

By:	/s/ Volker Kruse	/s/ Dr. T. Sasaki-Sommerfeld
Name: Title:	Volker Kruse Managing Director	Dr. T. Sasaki-Sommerfeld Associate Director
Notice Information: Arabellastr. 14 D-81925 Munich Fax: +49 89 378 22158 volker.kruse@unicredit.de Attn: Volker Kruse

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